

LOEWS
CORPORATION

2023 LETTER TO SHAREHOLDERS

loews.com

FINANCIAL HIGHLIGHTS

Results of Operations

$ in millions, except per share data; Year ended December 31

	2023	2022 (a)	2021 (a)
Revenues	$ 15,901	$ 14,044	$ 14,657
Income before income tax	1,996	1,114	2,160
Net income	1,545	891	1,685
Amounts attributable to noncontrolling interests	(111)	(69)	(123)
Net income attributable to Loews Corporation	$ 1,434	$ 822	$ 1,562
Diluted net income per share	$ 6.29	$ 3.38	$ 6.00

Financial Position

	2023	2022 (a)	2021 (a)
Investments	$ 49,369	$ 46,768	$ 53,938
Total assets	79,197	75,567	82,079
Debt: Parent Company	1,782	2,280	2,278
Debt: Subsidiaries	7,221	6,739	6,801
Shareholders' equity	15,704	14,349	16,318
Cash dividends per share	0.25	0.25	0.25
Book value per share	70.69	60.81	65.69
Shares outstanding	222.17	235.96	248.42

(a) Amounts for 2022 and 2021 have been adjusted to reflect the adoption of Accounting Standards Update 2018-12, "Financial Services—Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts." The new guidance, commonly referred to as LDTI, was adopted as of January 1, 2023, using the modified retrospective method applied as of the transition date of January 1, 2021.

RESULTS OF OPERATIONS

Consolidated net income attributable to Loews Corporation (NYSE: L) for 2023 was $1.4 billion, or $6.29 per share, compared to $822 million, or $3.38 per share, in 2022.

The increase in net income attributable to Loews Corporation in 2023 compared to 2022 was driven by improved results at CNA Financial and higher investment returns on equity securities and short-term investments at the parent company. Boardwalk Pipelines also contributed positively to Loews Corporation's year-over-year results. Additionally, net income attributable to Loews Corporation for 2023 includes a $37 million after-tax charge for the termination of a non-contributory defined benefit pension plan and a $36 million after-tax gain for Loews Hotels & Co related to the acquisition of an additional equity interest in, and the consolidation of, a previously unconsolidated joint venture property.

CNA's earnings increased in 2023 primarily due to higher net investment income from limited partnerships and fixed-income securities, improved property and casualty underwriting income, and lower investment losses driven by the favorable change in fair value of non-redeemable preferred stock. CNA's net income for 2022 also included a $186 million ($131 million after tax and noncontrolling interests) charge related to an increase to long-term care reserves primarily driven by the unfavorable impact of increased cost-of-care inflation offset by favorable premium rate assumptions.

Boardwalk Pipelines' 2023 earnings improved due to higher re-contracting rates on its natural gas pipelines, recently completed growth projects, higher storage and parking and lending revenues, and the impact of the Bayou Ethane acquisition in the fourth quarter of 2023. Operating expenses, including depreciation and amortization, rose primarily due to maintenance projects associated with regulatory requirements, an increased asset base from recently completed growth projects, a change in the useful life of certain assets, and the Bayou Ethan acquisition.

At December 31, 2023, excluding accumulated other comprehensive income, the book value per share of Loews common stock was $81.92 as compared to $74.88 at December 31, 2022.

At December 31, 2023, there were 222.2 million shares of Loews common stock outstanding. In 2023, Loews purchased 14.0 million shares of its common stock at an aggregate cost of $852 million. Loews also purchased 4.5 million shares of CNA's common stock at an aggregate cost of $178 million in 2023.

TABLE *of* CONTENTS

LETTER *to* SHAREHOLDERS

Loews delivered strong growth in 2023, reflecting broad-based momentum across our diverse range of businesses. Consolidated revenues reached $15.9 billion and net income rose to $1.4 billion, or $6.29 per share, compared with revenues of $14.0 billion and net income of $822 million, or $3.38 per share, in 2022. These results represented top-line growth of 13% and an increase in net income of 74%.

As our long-term investors know, Loews has consistently maintained a practice of repurchasing our shares when we believe they are trading at a significant discount to our view of the company's intrinsic value. Despite the strong performance of Loews shares in 2023, we continued to believe our stock price did not reflect the true value of our businesses. Accordingly, we repurchased 14 million of our own shares during 2023 at a total cost of $852 million and an average cost of about $60 per share. These buybacks represented nearly 6% of Loews's outstanding shares at the start of 2023.

In a similar vein, we believe the market continued to undervalue CNA, despite the company's solid performance in 2023 and its track record of significant improvements in the business. We expressed a strong vote of confidence in the value and prospects of CNA by purchasing 4.5 million of its shares in 2023 for $178 million.

DIVERSE BUSINESS PORTFOLIO DRIVES STRONG GROWTH

Each of our businesses experienced significant growth over the past five years and we congratulate their management teams on these outstanding results.

CNA Financial

CNA has continued to grow, while also vastly improving the performance of its underlying business. As a result of these efforts, net written premiums have risen by 38% since 2018 to reach $9.4 billion in 2023. Profitability also has benefited from management's relentless focus on underwriting, leading to a combined ratio of 93.5% in 2023, which reflects a more than three-point improvement since 2018. CNA's net income attributable to Loews Corporation reached an all-time high of $1.1 billion for 2023, up nearly 80% from $612 million for 2022. Key contributors to the strong 2023 profitability included record property and casualty underwriting income and improved net

investment income partially due to higher interest rates, which will continue to benefit the company going forward.

We remain impressed by the CNA management team's strategies for delivering greater profitability in the commercial property and casualty sector. The company continues to build productive relationships with key distribution partners, mitigate the long-tailed risk of the company's run-off long-term care business, and pursue a disciplined approach to capital management.

In light of this strong performance, CNA announced an increase in its regular quarterly dividend from $0.42 per share to $0.44 per share, and a special dividend of $2.00 per share—both of which will be paid in March of 2024.

Boardwalk Pipelines

Boardwalk has also grown significantly over the past five years, largely due to substantial investments in its business during that period. Boardwalk delivered EBITDA attributable to Loews of $929 million in 2023, which represents an increase of over $170 million from $756 million in 2018. While its recently completed growth projects have certainly been a significant factor in the company's stellar performance, these results also reflect the company's ability to re-contract at higher rates, increased transportation volumes, and favorable market conditions that led to improved storage and parking and lending revenues.

Boardwalk continued to invest in its growth in late 2023 by acquiring Bayou Ethane for $355 million from Williams Companies. This 380-mile ethane pipeline runs from Texas to Louisiana and is an important strategic fit for Boardwalk's existing liquids business. Inclusive of this latest acquisition, Boardwalk's EBITDA is expected to approach $1 billion in 2024.

Boardwalk closed 2023 with a revenue backlog of $9.7 billion, a significant increase from $9.1 billion at the end of

$1.1 billion
CNA net income attributable to Loews

$929 million
Boardwalk EBITDA, up ~$170MM from 2018

$328 million
Loews Hotels & Co Adjusted EBITDA, up ~$100MM from 2018

14 million
Loews shares repurchased in 2023, at a cost of $852MM

2022. Approximately 95% of that backlog is supported by firm, take-or-pay contracts and nearly 80% of Boardwalk's customer base is rated investment grade. Over the past several years, Boardwalk has done an exceptional job of transforming its customer base from mostly marketers to mostly end users. Whereas in 2018 just over 40% of the company's revenue was attributable to end users, today these customers—primarily power generators, LNG exporters and industrial companies—account for nearly 70% of the company's revenue backlog.

Loews Hotels & Co

Our hotel business continues to enjoy strong growth. Adjusted EBITDA has grown by over $100 million over the past five years from $223 million in 2018 to $328 million in 2023. Between 2018 and 2023, Loews Hotels funded equity investments in growth projects totaling nearly $800 million, mainly financed through internally generated cash flow. In February 2024, the nearly 900-room Loews Arlington Hotel will open in Arlington, Texas, with bookings well ahead of expectations. Moreover, the strength of Loews Hotels' partnerships with Universal in Orlando continues to grow, with three properties under development on the new Epic Universe campus. By 2025, Loews Hotels is expected to have a 50% interest in 11,000 rooms spread across 11 hotels at Universal Orlando.

Loews Hotels & Co continues to leverage its position as an owner and operator of hotels, with a growth strategy that rests on two pillars: properties focused on delivering a quality experience for the group meeting market, and immersive destinations like Orlando and Arlington, where hotel occupancy is bolstered by a demand generator, such as a theme park or a stadium.

STRATEGIC CAPITAL ALLOCATION BUILDS SHAREHOLDER VALUE

We have often noted that Loews allocates capital in three primary ways:

1. Repurchasing shares;

2. Investing in the growth of existing subsidiaries; and

3. Acquiring new businesses—albeit infrequently.

We should note that, with $2.6 billion in total cash and investments at the parent company at year-end 2023, we continue to have ample liquidity to deploy capital in a prudent, focused and disciplined manner.

REPURCHASING SHARES

Historically, Loews has been an active investor in our own shares when we believe they are trading at a significant discount to our view of the company's intrinsic value. Our sum-of-the-parts valuation takes into account our investment in CNA, the substantial net cash position at the parent company, and the value of our other businesses inclusive of their demonstrated capacity to grow. In addition, we believe that the market also undervalues CNA itself, despite continual improvements in the business and a high dividend yield. In our view, the market's discount has continued to make investing in repurchases of Loews's shares a very attractive value creation lever. Cumulatively, over the five-year period ended December 31, 2023, we spent about $4.7 billion to repurchase 91 million shares, retiring over 29% of our common shares outstanding since the end of 2018. These repurchases were made at an average price of approximately $51.40 per share.

INVESTING IN OUR BUSINESSES

Loews invests in our subsidiaries when we see opportunities to create value for our shareholders. When evaluating these investments, we consider how our investment would strengthen the subsidiary's competitive position,

$2.6 billion

Total in cash and investments at the end of 2023

$4.7 billion

Spent to repurchase 91MM shares between 2018 and 2023

enhance its capacity to innovate, and increase its operational efficiency. We also consider how the business would apply our capital to accelerate growth.

Reflecting this element of our investment strategy, Loews Corporation invested approximately $350 million in Loews Hotels between 2018 and 2023, alongside significant investments by the hotel company itself. The parent company's investments allowed Loews Hotels to support an active expansion program, boosting its room count by roughly one third during that period.

In addition to investing capital in our businesses from time to time, Loews remains a strong partner for the subsidiaries' management teams, providing perspective on mid-to-long-term strategic planning, hiring senior management and capital allocation.

CHALLENGING MARKETS, VALUE-CREATION OPPORTUNITIES

Across the global economy, 2023 was a year of challenging macro headwinds. An inflationary environment was accompanied by high interest rates as a consequence of Federal Reserve policies. The war in Ukraine and conflict in the Middle East also heightened this atmosphere of geopolitical instability and economic uncertainty. Notwithstanding these challenges, it appears that inflation may have begun to moderate in the second half of 2023, and there is a growing consensus that the risk of recession may have been averted. However, our economy still faces obstacles resulting from U.S. annual budget deficits that are running over 5% of GDP, as well as the disruptive impact of global conflicts.

Loews has always viewed such challenging market conditions as opportunities to deploy our substantial capital resources to create and grow shareholder value. We feel confident that Loews's strategy of allocating

capital towards share repurchases and investments in our existing businesses will continue to create long-term value for all our shareholders. We are shareholders ourselves, so our interests align with yours—in fact, collectively, Tisch family members own more than one-third of Loews's shares.

As always, we are thankful to the management teams and employees of our subsidiaries, as well as to all Loews employees, for their outstanding dedication to their work. We are also grateful to our board of directors for their wise counsel, and to all of you who have entrusted us with your investment. We thank you for your confidence in Loews, and pledge to continue to manage the company with a goal of creating, enhancing and preserving long-term value.

Sincerely,



JAMES S. TISCH
*President &
Chief Executive Officer*



ANDREW H. TISCH
*Co-Chairman
of the Board*



JONATHAN M. TISCH
*Co-Chairman
of the Board*

February 6, 2024



JAMES S. TISCH



ANDREW H. TISCH



JONATHAN M. TISCH

SHARE REPURCHASES

In every decade since 1970, we have repurchased more than one-quarter of our outstanding shares. Since January 2014, we have retired over 40% of our outstanding common shares.

DIVIDEND INFORMATION

We have paid quarterly cash dividends each year since 1967. Regular dividends of $0.0625 per share of Loews common stock were paid in each calendar quarter of 2023.



40%+

of outstanding common shares have been retired since January 2014

$0.0625 per share

of Loews common stock were paid as dividends in each calendar quarter of 2023

14 million

outstanding shares repurchased in 2023

400 Shares
350 Shares
300 Shares
250 Shares
200 Shares
373
340
337
332
312
291
269
248
236
222

YEAR	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
SHARES REPURCHASED	15	33	3	5	20	22	22	21	13	14
TOTAL COST	$622	$1,265	$134	$216	$1,026	$1,051	$923	$1,132	$738	$852

Shares and $ in millions.

LOEWS'S CORPORATE STRUCTURE

The multi-industry holding company structure is a key factor in Loews's ability to create value. This structure provides us with the flexibility to make investments across a broad spectrum of industries.



LOEWS CORPORATION — *Holding Company*

CNA — *Publicly Traded*

LOEWS HOTELS & CO, BOARDWALK PIPELINES, Altium Packaging — *Privately Held*

OUR PORTFOLIO
of BUSINESSES

A key element of Loews's strategy to deliver value for shareholders is our multi-industry holding company structure, with subsidiaries operating in the insurance, energy, hospitality and packaging industries. Our businesses include one publicly traded subsidiary, CNA Financial (NYSE: CNA), and three non-publicly traded subsidiaries: Boardwalk Pipelines, Loews Hotels & Co and a majority interest in Altium Packaging.

CNA Financial provides business insurance protection to more than one million businesses and professionals across the U.S., Canada and Europe.

CNA is distinguished by its market-leading insurance solutions informed by the experience of its underwriters and claims management experts.

CNA's business is focused on three core operating segments:

01.
The Specialty segment provides management and professional liability coverage, as well as other products such as surety and warranty.

02.
The Commercial segment partners with a network of brokers and independent agents to market property and casualty insurance to small, middle market and large businesses.

03.
The International segment underwrites property and casualty coverage in Canada, the UK and Luxembourg, as well as via the company's Lloyd's syndicate.

Under management's direction, CNA has achieved significant profitable growth while maintaining a strong underwriting culture characterized by disciplined risk management. CNA has achieved that growth by increasing its presence in attractive market segments through effective engagement with its network of distribution partners. The company has also made substantial investments in attracting, developing and retaining top talent.

~92%
Owned

$13.3 billion
Revenue

6,300
Employees

$46.5 billion
Invested Assets

Commercial Property & Casualty Insurance
Industry



Year ended December 31, 2023

BOARDWALK PIPELINES

Boardwalk Pipelines is a provider of midstream pipeline transportation and storage for natural gas and natural gas liquids, offering a diverse array of customers reliable, cost-effective, and safe energy solutions.

Boardwalk's business supports a wide range of essential activities, including power generation in the Midwest and Southeast, LNG transportation and storage along the Gulf Coast, and petrochemical feedstock in the Mississippi River Corridor.

The company's natural gas and natural gas liquids transportation services are conducted over more than 14,300 miles of interconnected pipelines throughout the central and southeastern U.S., transporting about 9% of the natural gas produced in the United States. The company provides takeaway capacity from key supply basins, such as the Barnett, Eagle Ford, Haynesville, SCOOP/STACK, Woodford, Marcellus and Utica shale plays. Boardwalk's natural gas storage fields provide working gas storage capacity to its customers, giving them the flexibility to meet peak-day needs; manage daily, intra-month, and seasonal swings in demand; and navigate financial market volatility.

100%
Owned

$1.6 billion
Revenue

1,260
Employees

14,310
Total Miles of Pipeline

10 billion cubic feet
Average Daily Throughput

200 billion cubic feet
Underground Gas Storage

$929 million
EBITDA

Natural Gas & Liquids Pipeline & Storage
Industry



Year ended December 31, 2023

BOARDWALK PIPELINES

Loews Hotels & Co has a portfolio of 25 hotel properties with over 16,000 rooms located in major city centers and resort destinations in the United States and Canada.

The company has differentiated itself within the hospitality industry by leveraging its role as both an owner and operator, combining the financial acumen and access to capital of real estate investors with the expertise of top-tier hotel managers dedicated to world-class customer service. Loews Hotels also has formed important strategic partnerships that have developed destinations with strong growth potential.

The company's growth strategy is built on two pillars. The first is the company's reputation for excellence in the group meeting market, in locations attractive both to groups and to leisure customers, where the ability to offer local experiences and exceptional food and beverage options are differentiating strengths. The second pillar of growth is the company's focus on pursuing immersive destinations in which the hotel market is bolstered by demand generators, such as sports arenas or theme parks.

100%
Owned

25
Number of Hotels

4
Hotels Under Development

16,115
System-wide Guest Rooms

Hospitality
Industry

LOEWS
HOTELS
& CO

Year ended December 31, 2023

Altium Packaging, approximately 53% owned by Loews, is a leading North American manufacturer of rigid plastic packaging with broad capabilities.

With 72 packaging manufacturing facilities and two recycled resin manufacturing facilities across the U.S. and Canada, Altium provides innovative solutions for a diverse customer base in the pharmaceutical, dairy, household chemical, food/nutraceutical, industrial/specialty chemical, water, and beverage/juice industries. Altium's many successful acquisitions have enabled the company to build scale, add capabilities, diversify its product range and customer base, extend its geographic footprint, and drive cost efficiencies.

~53%
Owned

74
Manufacturing Facilities

4,100
Employees

$1.3 billion
Net Sales

Rigid Plastic Packaging
Industry



Year ended December 31, 2023

BOARD & OFFICERS

BOARD

● **ANN E. BERMAN**
Retired Senior Advisor to the President, Harvard University

● **JOSEPH L. BOWER**
■ *Donald K. David Professor Emeritus,*
○ *Harvard Business School*

○ **CHARLES D. DAVIDSON**
Partner, Quantum Capital Group

● **CHARLES M. DIKER**
■ *Chairman, Diker Management, LLC*

● **PAUL J. FRIBOURG**
■ *Chairman, President and CEO,*
○ *Continental Grain Company*

● **WALTER L. HARRIS**
■ *Former President and CEO, FOJP Service Corp. and Hospital Insurance Company*

● **JONATHAN C. LOCKER**
President, Tiger Management

■ **SUSAN P. PETERS**
Retired Chief Human Resources Officer, General Electric Company

□ **ANDREW H. TISCH**
Co-Chairman of the Board and Retired Member of the Office of the President

□ **JAMES S. TISCH**
Office of the President, President and Chief Executive Officer

□ **JONATHAN M. TISCH**
Office of the President and Co-Chairman of the Board, Loews; Executive Chairman, Loews Hotels & Co

○ **ANTHONY WELTERS**
Founder, Chairman and CEO, CINQ Care Inc.

● *Member of Audit Committee*
■ *Member of Compensation Committee*
○ *Member of Nominating & Governance Committee*
□ *Member of Executive Committee*

OFFICERS

JAMES S. TISCH
Office of the President, President and Chief Executive Officer

JONATHAN M. TISCH
Office of the President and Co-Chairman of the Board, Loews; Executive Chairman, Loews Hotels & Co

MARC A. ALPERT
Senior Vice President, General Counsel and Corporate Secretary

RICHARD W. SCOTT
Senior Vice President and Chief Investment Officer

KENNETH I. SIEGEL
Senior Vice President

BENJAMIN J. TISCH
Senior Vice President, Corporate Development and Strategy

JANE J. WANG
Senior Vice President and Chief Financial Officer

IRA ALTMAN
Vice President, Human Resources

HERB E. HOFMANN
Vice President, Information Technology

BRANDON HOLDER
Vice President, Tax

MARK S. SCHWARTZ
Vice President, Chief Accounting Officer and Treasurer

ALEXANDER H. TISCH
Vice President, Loews; President and Chief Executive Officer, Loews Hotels & Co

Annual Meeting

The Annual Meeting of Shareholders will be held at the Loews Arlington Hotel, 888 Nolan Ryan Expressway, Arlington, Texas 76011, on Tuesday, May 14, 2024 at 10:00 a.m. Central Time.

Forward-Looking Statements

Statements contained in this letter which are not historical facts are "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements are inherently uncertain and subject to a variety of risks that could cause actual results to differ materially from those expected by management of the company. A discussion of the important risk factors and other considerations that could materially impact these matters as well as the company's overall business and financial performance can be found in the company's reports filed with the Securities and Exchange Commission and readers of this letter are urged to review those reports carefully when considering these forward-looking statements. Copies of these reports are available through the company's website (www.loews.com). Given these risk factors, investors and analysts should not place undue reliance on forward-looking statements. Any such forward-looking statements speak only as of the date of this letter. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

Reconciliation of GAAP Measures to Non-GAAP Measures

This letter contains financial measures that are not in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management believes some investors may find these measures useful to evaluate our and our subsidiaries' financial performance. Boardwalk Pipelines utilizes earnings before interest, income tax expense, depreciation and amortization ("EBITDA") and Loews Hotels & Co utilizes Adjusted EBITDA. These measures are defined and reconciled to the most comparable GAAP measures below.

Boardwalk Pipelines

EBITDA is defined as earnings before interest, income tax expense, depreciation and amortization. The following table presents a reconciliation of Boardwalk net income attributable to Loews Corporation to EBITDA:

$ in millions	2023	2022	2018
Boardwalk net income attributable to Loews Corporation	$283	$ 247	$ 135
Interest, net	144	166	176
Income tax expense	90	83	28
Depreciation and amortization	412	396	349
Noncontrolling interests			68
EBITDA	**$929**	**$892**	**$756**

Loews Hotels & Co

Adjusted EBITDA is calculated by excluding from Loews Hotels & Co's EBITDA noncontrolling interest share of EBITDA adjustments, state and local government development grants, gains or losses on asset acquisitions and dispositions, asset impairments, and equity method income and including Loews Hotels & Co's pro rata Adjusted EBITDA of equity method investments. Pro rata Adjusted EBITDA of equity method investments is calculated by applying Loews Hotels & Co's ownership percentage to the underlying equity method investment's components of EBITDA and excluding distributions in excess of basis.

The following table presents a reconciliation of Loews Hotels & Co net income attributable to Loews Corporation to Adjusted EBITDA:

$ in millions	2023	2022	2018
Loews Hotels & Co net income attributable to Loews Corporation	$ 147	$ 117	$ 48
Interest, net	9	11	27
Income tax expense	53	44	25
Depreciation and amortization	69	64	67
EBITDA	**$ 278**	**$ 236**	**$ 167**
Noncontrolling interest share of EBITDA adjustments	(5)		(1)
Gain on asset acquisition and disposition	(46)		(23)
Asset impairments	12	25	22
Equity investment adjustments:			
Loews Hotels & Co's equity method income	(129)	(148)	(73)
Pro rata Adjusted EBITDA of equity method investments	218	234	131
Consolidating adjustments		(2)	
Adjusted EBITDA	**$ 328**	**$ 345**	**$ 223**

The following table presents a reconciliation of Loews Hotels & Co's equity method income to pro rata Adjusted EBITDA of equity method investments:

$ in millions	2023	2022	2018
Loews Hotels & Co's equity method income	$ 129	$ 148	$ 73
Pro rata share of equity method investments:			
Interest, net	43	40	29
Income tax expense			
Depreciation and amortization	49	50	34
Distributions in excess of basis	(3)	(4)	(5)
Pro rata Adjusted EBITDA of equity method investments	**$ 218**	**$ 234**	**$ 131**

Principal Subsidiaries

CNA Financial
Dino E. Robusto
Chairman &
Chief Executive Officer
🌐 cna.com

Boardwalk Pipelines
Stanley C. Horton
Chief Executive Officer
🌐 bwpipelines.com

Altium Packaging LLC
Sean R. Fallmann
President &
Chief Executive Officer
🌐 altiumpkg.com

Loews Hotels & Co
Alexander H. Tisch
President &
Chief Executive Officer
🌐 loewshotels.com

Transfer Agent and Registrar

Computershare
P.O. Box 43006
Providence RI 02940-3006
1-800-358-9151
🌐 computershare.com /investor

Independent Auditor

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
🌐 deloitte.com





FORM 10-K
ANNUAL REPORT

loews.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From _____ to _____

Commission File Number 1-06541

LOEWS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**13-2646102**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

9 West 57th Street, New York, NY 10019-2714
(Address of principal executive offices) (Zip Code)

(212) 521-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	L	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $10,926,000,000.

As of February 2, 2024, there were 222,201,139 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference:

Portions of the registrant's definitive proxy statement for the 2024 annual meeting of shareholders, intended to be filed by the registrant with the Commission not later than 120 days after the close of its fiscal year, are incorporated by reference into Part III of this Report.

LOEWS CORPORATION

INDEX TO ANNUAL REPORT ON
FORM 10-K FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2023

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FORWARD-LOOKING STATEMENTS

Investors are cautioned that certain statements contained in this Report as well as in other filings with the Securities and Exchange Commission ("SEC") and periodic press releases made by us and our subsidiaries and certain statements made by us and our subsidiaries and our and their officers during presentations may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include any statement that does not directly relate to any historical or current fact. Forward-looking statements may project, indicate or imply future results, events, performance or achievements, and such statements may contain the words "expect," "intend," "plan," "anticipate," "estimate," "believe," "will be," "will continue," "will likely result," and similar expressions. In addition, any statement concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible actions taken by us or our subsidiaries are also forward-looking statements as defined by the Act. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to a variety of risks and uncertainties, many of which are beyond our or our subsidiaries' control, that could cause actual results to differ materially from those anticipated or projected.

Developments in any of the risks or uncertainties facing us or our subsidiaries, including those summarized under the heading "Risk Factors Summary" below and described more fully under Item 1A, Risk Factors of this Report and in our and our subsidiaries' other filings with the SEC, could cause our and our subsidiaries' results to differ materially from results that have been or may be anticipated or projected. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made and we and our subsidiaries expressly disclaim any obligation or undertaking to update these statements to reflect any change in expectations or beliefs or any change in events, conditions or circumstances on which any forward-looking statement is based.

Unless the context otherwise requires, the term "Company" as used herein means Loews Corporation including its subsidiaries, the terms "Parent Company," "we," "our," "us" or like terms as used herein mean Loews Corporation excluding its subsidiaries and the term "subsidiaries" means our consolidated subsidiaries.

RISK FACTORS SUMMARY

Our business and the businesses of our subsidiaries face many risks and uncertainties. These risks and uncertainties could lead to events or circumstances that have a material adverse effect on our business, results of operations, cash flows, financial condition or equity and/or the business, results of operations, cash flows, financial condition or equity of one or more of our subsidiaries. You should carefully review and consider the full discussion of our risk factors described under Item 1A, Risk Factors of this Report, before investing in any security issued by us. Principal risks facing us and our subsidiaries include those relating to:

Risks Related to Us and Our Subsidiary, CNA Financial Corporation ("CNA")

- CNA may need to increase its insurance reserves if it determines that its recorded reserves are insufficient;
- CNA's actual experience could vary from the key assumptions used to determine future policy benefit reserves for its long-term care policies;
- CNA's vulnerability to material losses from natural and man-made disasters or other catastrophes;
- The impact of the coronavirus disease ("COVID-19"), including new or emerging variants, and other potential pandemics on CNA;
- CNA's exposure related to asbestos and environmental pollution ("A&EP") claims;
- CNA's exposure to mass tort product liability claims, changes to the social and legal environment, such as those related to abuse reviver statutes, issues related to altered interpretation of coverage and other new and emerging claim theories;
- Intense competition in CNA's industry; the cyclical nature of the property and casualty business and the evolving landscape of its distribution network;
- Risks relating to CNA's reliance on reinsurance, including risks related to its ability to obtain sufficient reinsurance at a cost or on terms and conditions it deems acceptable, reinsurance counterparty risk and ineffective reinsurance coverage;
- Technological changes or disruptions in the insurance marketplace;
- Potential significant realized and unrealized investment losses and volatility in net investment income;
- CNA's use of analytical models in key areas such as pricing, reserving catastrophe risks and capital modeling;
- Any significant interruption in the operation of CNA's business functions, facilities and systems or its vendors' facilities and systems could result in a material adverse effect on its operations;

- Any significant breach in CNA's data security infrastructure or its vendors' facilities and systems could disrupt business, cause financial losses and damage its reputation, and insurance coverage may not be available for claims related to a breach;
- CNA's potential inability to detect and prevent significant employee or service provider misconduct, inadvertent errors and omissions, or exposure relating to functions performed on CNA's behalf;
- Capital adequacy requirements that CNA is subject to;
- Regulatory limitations on CNA's insurance subsidiaries ability to pay dividends to CNA;
- Potential downgrades of CNA's ratings by rating agencies; and
- Extensive state, local, federal and foreign governmental regulations to which CNA is subject.

Risks Related to Us and Our Subsidiary, Boardwalk Pipeline Partners, LP ("Boardwalk Pipelines")

- Extensive regulation by the Federal Energy Regulatory Commission ("FERC") of Boardwalk Pipelines' natural gas transportation and storage operations and ethane transportation services;
- Boardwalk Pipelines' and its customers' operations are subject to a series of risks regarding climate change;
- Climatic conditions could adversely impact Boardwalk Pipelines' operations, pipelines and facilities, or those of its customers or suppliers;
- Reputational risks and risks related to public opinion;
- Legislative and regulatory initiatives relating to new or more stringent pipeline safety;
- Actual results from Boardwalk Pipelines' construction and growth projects not meeting its forecasts;
- Opposition to the operation of Boardwalk Pipelines' pipelines and facilities, construction or expansion of facilities and new pipeline projects;
- Market conditions, including the price differentials between natural gas supplies and market demand and the potentially resulting reduction in the transportation rates that Boardwalk Pipelines can charge on certain of its pipeline systems;
- Changes in energy commodity prices and their impact on the supply of and demand for those commodities;
- Boardwalk Pipelines' exposure to credit risk relating to default or bankruptcy by its customers;
- Operating and financial covenants in Boardwalk Pipelines' revolving credit facility;
- Boardwalk Pipelines' substantial indebtedness;
- Limited access to the debt markets and increases in interest rates;
- The impact of future pandemics or other outbreaks of contagious diseases and efforts to mitigate their spread on Boardwalk Pipelines;
- Boardwalk Pipelines does not own all of the land on which its pipelines and facilities are located;
- Boardwalk Pipelines may be unsuccessful in executing its strategy to grow and diversify its business;
- The impact of market conditions on Boardwalk Pipelines' ability to replace expiring storage contracts at attractive rates or on a long-term basis and to sell short-term services at attractive rates or at all; and
- Boardwalk Pipelines' operations are subject to catastrophic losses, operational hazards and unforeseen interruptions for which it may not be adequately insured.

Risks Related to Us and Our Subsidiary, Loews Hotels Holding Corporation ("Loews Hotels & Co")

- Operating risks common to the hospitality industry, many of which are beyond Loews Hotels & Co's control;
- Loews Hotels & Co's exposure to risks resulting from significant investments in owned and leased real estate, including through ownership interests in partnerships and joint ventures;
- Seasonal and cyclical volatility in the hospitality industry;
- The high level of competition in the hospitality industry, both for customers and for the acquisition and/or development of new properties;
- The risk of deterioration in the quality or reputation of Loews Hotels & Co's brands, including brands used in its joint ventures and those it licenses;
- The potential for delays or increased costs in connection with developing and renovating properties;
- Investing in hotel properties through ownership interests in partnerships and joint ventures is subject to inherent risk due to Loews Hotels & Co's lack of unilateral control over the investment;
- The geographic concentration of Loews Hotels & Co's properties;
- The impact pandemics or other outbreaks of contagious diseases and efforts to mitigate their spread have had and could have on Loews Hotels & Co;
- The growth and use of third-party reservation channels;
- The adequacy of Loews Hotels & Co's insurance coverage;
- Potential labor shortages; and
- Portions of Loews Hotels & Co's labor force are covered by collective bargaining agreements.

Risks Related to Us and Our Unconsolidated Subsidiary, Altium Packaging LLC ("Altium Packaging")

- Altium Packaging's substantial indebtedness;
- Altium Packaging's exposure to changes in consumer preferences;
- Fluctuations in raw material prices and raw material availability; and
- Self-manufacturing by Altium Packaging's customers.

Risks Related to Us and Our Subsidiaries Generally

- Failures or interruptions in or breaches to our or our subsidiaries' computer systems or those of third party vendors;
- Litigation to which we and our subsidiaries may be subject from time to time;
- Acts of terrorism;
- Compliance with environmental laws;
- Potential loss of key vendor relationships or issues relating to the transitioning of vendor relationships;
- Impairment charges related to the carrying value of long-lived assets and goodwill of our subsidiaries;
- Pandemics or other outbreaks of contagious diseases and efforts to mitigate their spread have had, and could in the future have, widespread impacts on the way we and our subsidiaries operate;
- We are a holding company and derive substantially all of our income and cash flow from our subsidiaries;
- Competition for senior executives and qualified specialized talent; and
- Increasing scrutiny and changing expectations from stakeholders with respect to environmental, social and governance ("ESG") practices may impose additional costs on us and our subsidiaries or expose us and our subsidiaries to new or additional risks.

PART I

Item 1. Business.

Loews Corporation was incorporated in 1969 and is a holding company. Our subsidiaries are engaged in the following lines of business:

- commercial property and casualty insurance (CNA Financial Corporation, an approximately 92% owned subsidiary);

- transportation and storage of natural gas and natural gas liquids (Boardwalk Pipeline Partners, LP, a wholly owned subsidiary); and

- operation of a chain of hotels (Loews Hotels Holding Corporation, a wholly owned subsidiary).

We also own approximately 53% of Altium Packaging LLC, an unconsolidated subsidiary, which is engaged in the manufacture of rigid plastic packaging solutions.

We have four reportable segments comprised of three individual operating subsidiaries, CNA Financial Corporation, Boardwalk Pipeline Partners, LP and Loews Hotels Holding Corporation; and the Corporate segment. The Corporate segment is primarily comprised of Loews Corporation excluding its subsidiaries and the operations of Altium Packaging LLC ("Altium Packaging") through March 31, 2021. On April 1, 2021, we sold approximately 47% of Altium Packaging and following the transaction deconsolidated Altium Packaging. Subsequent to deconsolidation, our investment in Altium Packaging is accounted for under the equity method of accounting. Additional financial information on each of our segments is included under Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"). For further information on the deconsolidation of Altium Packaging see Note 2 of the Notes to Consolidated Financial Statements included under Item 8.

CNA FINANCIAL CORPORATION

CNA Financial Corporation (together with its subsidiaries, "CNA") is an insurance holding company. CNA's property and casualty and remaining life and group insurance operations are primarily conducted by Continental Casualty Company ("CCC"), The Continental Insurance Company, Western Surety Company, CNA Insurance Company Limited, Hardy Underwriting Bermuda Limited and its subsidiaries ("Hardy") and CNA Insurance Company (Europe) S.A. CNA accounted for 83.6%, 84.6% and 81.2% of our consolidated total revenue for the years ended December 31, 2023, 2022 and 2021.

CNA's insurance products primarily include commercial property and casualty coverages, including surety. CNA's services include warranty, risk management, information services and claims administration. CNA's products and services are primarily marketed through independent agents, brokers and managing general underwriters to a wide variety of customers, including small, medium and large businesses, insurance companies, associations, professionals and other groups. The property and casualty insurance industry is highly competitive, both as it relates to rate and service. CNA competes with a large number of stock and mutual insurance companies, as well as other entities, for both distributors and customers.

Property & Casualty Operations

CNA's commercial property and casualty insurance operations ("Property & Casualty Operations") includes its Specialty, Commercial and International lines of business.

Specialty

Specialty provides management and professional liability and other coverages through property and casualty products and services using a network of brokers, independent agencies and managing general underwriters. Specialty includes the following business groups:

Management & Professional Liability: Management & Professional Liability consists of the following coverages and products:

- professional liability coverages and risk management services to various professional firms, including architects, real estate agents, accounting firms and law firms;

- directors and officers ("D&O"), errors and omissions ("E&O"), employment practices, fiduciary, fidelity and cyber coverages. Specific areas of focus include small and mid-size firms, public as well as privately held firms and not-for-profit organizations;

- insurance products to serve the health care industry, including professional and general liability as well as associated casualty coverages. Key customer groups include aging services, allied medical facilities, dentists, physicians, nurses and other medical practitioners.

Surety: Surety offers small, medium and large contract and commercial surety bonds. Surety provides surety and fidelity bonds in all 50 states.

Warranty and Alternative Risks: Warranty and Alternative Risks provides extended service contracts and insurance products that provide protection from the financial burden associated with mechanical breakdown and other related losses, primarily for vehicles, portable electronic communication devices and other consumer goods. Service contracts are generally distributed by commission-based independent representatives and sold by auto dealerships and retailers in North America to customers in conjunction with the purchase of a new or used vehicle or new consumer goods. Additionally, CNA's insurance companies may issue contractual liability insurance policies or guaranteed asset protection reimbursement insurance policies to cover the liabilities of these service contracts issued by affiliated entities or third parties.

Commercial

Commercial works with a network of brokers and independent agents to market a broad range of property and casualty insurance products to all types of insureds, targeting small business, construction, middle markets and other commercial customers. Property products include standard and excess property, marine and boiler and machinery coverages. Casualty products include standard casualty insurance products such as workers' compensation, general and product liability, commercial auto, umbrella, and excess and surplus coverages. Most insurance programs are provided on a guaranteed cost basis; however, CNA also offers specialized loss-sensitive insurance programs and total risk management services relating to claim and information services to the large commercial insurance marketplace.

International

International underwrites property and casualty coverages on a global basis through a branch operation in Canada, a European business consisting of insurance companies based in the United Kingdom and Luxembourg and Hardy, CNA's Lloyd's of London ("Lloyd's") syndicate.

Property & Casualty Structure

CNA's commercial property & casualty underwriting operations presence in the United States of America ("U.S.") consists of field underwriting locations and centralized processing operations which handle policy processing, billing and collection activities and also act as call centers to optimize service. CNA's claim operations presence in the U.S. consists of primary locations where it handles multiple claim types and key business functions, as well as regional claim offices which are aligned with CNA's underwriting field structure. CNA also has property & casualty underwriting operations in Canada, the United Kingdom ("U.K.") and Continental Europe, as well as access to business placed at Lloyd's through Syndicate 382.

Other Insurance Operations

Other Insurance Operations include CNA's run-off long-term care business as well as structured settlement obligations not funded by annuities related to certain property and casualty claimants, certain corporate expenses, including interest on CNA corporate debt, and certain property and casualty businesses in run-off, including CNA Re, A&EP, a legacy portfolio of excess workers' compensation ("EWC") policies and certain legacy mass tort reserves.

Regulation

Current Regulation: The insurance industry is subject to comprehensive and detailed regulation and supervision. Regulatory oversight by applicable agencies is exercised through review of submitted filings and information, examinations (both financial and market conduct), direct inquiries and interviews. Each domestic and foreign jurisdiction has established supervisory agencies with broad administrative powers relative to licensing insurers and agents, approving policy forms, establishing reserve requirements, prescribing the form and content of statutory financial reports and regulating capital adequacy and the type, quality and amount of investments permitted. Such regulatory powers also extend to premium rate regulations requiring rates not be excessive, inadequate or unfairly discriminatory. In addition to regulation of dividends by insurance subsidiaries, intercompany transfers of assets or payments may be subject to prior notice or approval by insurance regulators, depending on the size of such transfers and payments in relation to the financial position of the insurance subsidiaries making the transfers or payments.

As CNA's insurance operations are conducted in both domestic and foreign jurisdictions, CNA is subject to a number of regulatory agency requirements applicable to a portion, or all, of CNA's operations. These include but are not limited to, the State of Illinois Department of Insurance (which is CNA's global group-wide supervisor), the U.K. Prudential Regulatory Authority and Financial Conduct Authority, the Office of Superintendent of Financial Institutions in Canada, the Luxembourg insurance regulator Commissariat aux Assurances and the Bermuda Monetary Authority.

Domestic insurers are also required by state insurance regulators to provide coverage to certain insureds who would not otherwise be considered eligible by the insurers. Each state dictates the types of insurance and the level of coverage that must be provided to such involuntary risks. CNA's share of these involuntary risks is mandatory and generally a function of its respective share of the voluntary market by line of insurance in each state.

Further, domestic insurance companies are subject to state guaranty fund and other insurance-related assessments. Guaranty funds are governed by state insurance guaranty associations which levy assessments to meet the funding needs of insolvent insurer estates. Other insurance-related assessments are generally levied by state agencies to fund various organizations including disaster relief funds, rating bureaus, insurance departments, and workers' compensation second injury funds, and by industry organizations that assist in the statistical analysis and ratemaking process and CNA has the ability to recoup certain of these assessments from policyholders.

Although the U.S. federal government does not currently directly regulate the business of insurance, federal legislative and regulatory initiatives can affect the insurance industry. These initiatives and legislation include proposals relating to terrorism and natural catastrophe exposures, federal financial services reforms and certain tax reforms.

Hardy, a specialized Lloyd's underwriter, is also supervised by the Council of Lloyd's, which is the franchisor for all Lloyd's operations. The Council of Lloyd's has wide discretionary powers to regulate Lloyd's underwriting, such as establishing the capital requirements for syndicate participation. In addition, the annual business plan of each syndicate is subject to the review and approval of the Lloyd's Franchise Board, which is responsible for business planning and monitoring for all syndicates.

Capital adequacy and risk management regulations, referred to as Solvency II, apply to CNA's European operations and are enacted by the European Commission, the executive body of the European Union ("E.U."). Additionally, the

International Association of Insurance Supervisors ("IAIS") continues to develop capital requirements as more fully discussed below.

Regulation Outlook: The IAIS has adopted a Common Framework ("ComFrame") for the supervision of Internationally Active Insurance Groups ("IAIGs") which is focused on the group-wide supervision of IAIGs, such as CNA. As part of ComFrame, the IAIS has developed a global capital standard that, if adopted in the U.S., would be applicable to U.S.-based IAIGs. Certain elements of ComFrame were incorporated into regulatory guidelines issued by the National Association of Insurance Commissioners ("NAIC") for application by regulators beginning in 2023. These additions were adopted for the purpose of streamlining group-wide supervision, further leveraging existing risk and solvency measures and applying them on a group-wide basis.

The NAIC has developed an approach to group capital regulation and solvency-monitoring activities using the Group Capital Calculation ("GCC"). While historically the U.S. regulatory regime was primarily based on legal entity regulation, the GCC quantifies risk across the insurance group. The GCC was adopted by the NAIC along with model legislative language and attendant regulations, which have been adopted in a number of U.S. states where IAIGs are domiciled, including Illinois. Alongside the GCC, the NAIC has also developed the Aggregation Method ("AM") approach to assessing group capital as an alternative to the Insurance Capital Standard ("ICS") developed by the IAIS. The AM is influenced by the GCC and calculated in a similar manner. A decision by the IAIS on whether the AM provides comparable outcomes to the ICS is expected in 2024.

In addition, the U.S. and foreign regulatory environment in which CNA operates is continuously evolving, with both existing and prospective regulations that implicate aspects of its corporate governance, risk management practices, public disclosures, ESG related issues, artificial intelligence and cybersecurity.

Properties: CNA's principal executive offices are based in Chicago, Illinois. CNA's subsidiaries maintain office space in various cities throughout the United States and various countries. CNA leases all of its office space.

BOARDWALK PIPELINE PARTNERS, LP

Boardwalk Pipeline Partners, LP (together with its subsidiaries, "Boardwalk Pipelines") is engaged in the business of transportation and storage of natural gas and natural gas liquids and hydrocarbons (herein referred to together as "NGLs"). Boardwalk Pipelines also provides ethane supply and transportation services for industrial customers in Louisiana and Texas. Boardwalk Pipelines accounted for 10.3%, 10.3% and 9.2% of our consolidated total revenue for the years ended December 31, 2023, 2022 and 2021.

A wholly owned subsidiary of ours, Boardwalk Pipelines Holding Corp. ("BPHC") owns, directly and indirectly, 100% of the general partner and limited partnership interests of Boardwalk Pipelines.

On September 29, 2023, Boardwalk Pipelines acquired 100% of the equity interests of Williams Olefins Pipeline Holdco LLC ("Bayou Ethane") from Williams Field Services Group, LLC for $355 million in cash. For further information, see the Boardwalk Pipelines portion of the Operating Results section of MD&A in Item 7.

Boardwalk Pipelines owns and operates approximately 13,455 miles of interconnected natural gas pipelines directly serving customers in thirteen states and indirectly serving customers throughout the northeastern and southeastern U.S. through numerous interconnections with unaffiliated pipelines. Boardwalk Pipelines also owns and operates approximately 855 miles of NGL pipelines in Louisiana and Texas. In 2023, its pipeline systems transported approximately 3.7 trillion cubic feet of natural gas and approximately 98.5 million barrels ("MMBbls") of NGLs. Average daily throughput on Boardwalk Pipelines' natural gas pipeline systems during 2023 was approximately 10.0 billion cubic feet ("Bcf"). Boardwalk Pipelines' natural gas storage facilities are comprised of fourteen underground storage fields located in four states with aggregate working gas capacity of approximately 199.5 Bcf and Boardwalk Pipelines' NGL storage facilities consist of eleven salt dome caverns located in Louisiana with an aggregate storage capacity of approximately 31.2 MMBbls. Boardwalk Pipelines also owns nine salt dome caverns and related brine infrastructure for use in providing brine supply services and to support the NGL storage operations.

Boardwalk Pipelines' principal pipeline and storage systems are described below:

The Gulf South Pipeline Company, LLC ("Gulf South") pipeline system runs approximately 7,210 miles along the Gulf Coast in the states of Oklahoma, Texas, Louisiana, Mississippi, Alabama and Florida. The pipeline system has a peak-day delivery capacity of 10.9 Bcf per day and average daily throughput for the year ended December 31, 2023 was 6.5 Bcf per day. Gulf South has ten natural gas storage facilities. The two natural gas storage facilities located in Louisiana and Mississippi have approximately 78.0 Bcf of working gas storage capacity and the eight salt dome natural gas storage caverns in Mississippi have approximately 46.0 Bcf of total storage capacity, of which approximately 29.6 Bcf is working gas capacity. Gulf South also owns undeveloped land which is suitable for up to five additional storage caverns.

The Texas Gas Transmission, LLC ("Texas Gas") pipeline system, a bi-directional pipeline, runs approximately 5,970 miles and is located in Louisiana, East Texas, Arkansas, Mississippi, Tennessee, Kentucky, Indiana and Ohio with smaller diameter lines extending into Illinois. The pipeline system has a peak-day delivery capacity of 6.1 Bcf per day and average daily throughput for the year ended December 31, 2023 was 3.3 Bcf per day. Texas Gas owns nine natural gas storage fields with 84.3 Bcf of working gas storage capacity.

Boardwalk Louisiana Midstream, LLC, Boardwalk Petrochemical Pipeline, LLC and Boardwalk Ethane Pipeline Company, LLC (collectively "Louisiana Midstream") provide transportation and storage services for natural gas, NGLs and ethylene, ethane supply services, fractionation services for NGLs and brine supply services. These assets provide approximately 47.9 MMBbls of salt dome storage capacity, including approximately 7.6 Bcf of working natural gas storage capacity, significant brine supply infrastructure, and approximately 310 miles of pipeline assets. Louisiana Midstream owns and operates the Evangeline Pipeline ("Evangeline"), which is an approximately 180-mile interstate ethylene pipeline that is capable of transporting approximately 4.2 billion pounds of ethylene per year between Texas and Louisiana, with interconnections with its ethylene distribution system. Louisiana Midstream also owns and operates the Bayou Ethane Pipeline, an approximately 380-mile pipeline system originating in Texas, that transports ethane to Southeast Texas and Louisiana. The Bayou Ethane Pipeline provides interstate and intrastate transportation services, with interconnections with its NGL storage facilities. The Bayou Ethane Pipeline has the ability to deliver approximately 55.0 MMBbls of ethane per year. Throughput for Louisiana Midstream was 98.5 MMBbls for the year ended December 31, 2023, including Bayou Ethane Pipeline's throughput of 9.2 MMBbls from the date of acquisition.

In 2023, Boardwalk Pipelines placed into service approximately $166 million of growth projects which represents approximately 0.3 Bcf per day of firm natural gas transportation capacity and additional capacity on its ethylene pipeline systems. As discussed above, in 2023 Boardwalk Pipelines also acquired Bayou Ethane for $355 million in cash. Boardwalk Pipelines expects to spend approximately $310 million on its growth projects currently under construction through 2025. These projects are expected to add another approximately 0.5 Bcf per day of firm natural gas transportation capacity and additional NGLs capacity. These projects are expected to serve increased natural gas demand from power generation plants and liquids demand from petrochemical facilities. All of Boardwalk Pipelines' growth projects are secured by long-term firm contracts.

Customers: Boardwalk Pipelines serves a broad mix of customers, including end-use customers, such as electric power generators, local distribution companies, industrial users and exporters of liquefied natural gas ("LNG"). Boardwalk Pipelines also contracts with other customers, including producers and marketers of natural gas and interstate and intrastate pipelines, who, in turn, provide transportation and storage services for end-users. These customers are located throughout the Gulf Coast, Midwest and Northeast regions of the U.S. Boardwalk Pipelines' delivery market has diversified over time, with increased deliveries to end-use customers, whereas, historically its delivery markets were primarily to other pipelines who then delivered to end-use customers.

Governmental Regulation: The FERC regulates Boardwalk Pipelines' interstate natural gas transmission operating subsidiaries under the Natural Gas Act of 1938 ("NGA") and the Natural Gas Policy Act of 1978 ("NGPA"). The FERC regulates, among other things, the rates and charges for the transportation and storage of natural gas in interstate commerce and the construction, extension, enlargement or abandonment of facilities under its jurisdiction. Where required, Boardwalk Pipelines' natural gas pipeline subsidiaries hold certificates of public convenience and necessity issued by the FERC covering certain of their facilities, activities and services. The maximum applicable rates that Boardwalk Pipelines' FERC-regulated subsidiaries may charge for all aspects of the natural gas transportation services they provide, are established through the FERC's cost-based rate-making process; however, the FERC also allows for discounted or negotiated rates as an alternative to cost-based rates. Key determinants in the FERC's cost-based rate-making process are the costs of providing service, the volumes of gas being transported, the rate design, the allocation of costs between services, the capital structure and the rate of return a pipeline is permitted to earn. The maximum applicable rates that may be charged by Boardwalk Pipelines for storage services on Texas Gas, except for services associated with a portion of the working gas capacity on that system, are also established through the FERC's cost-based rate-making process. The FERC has authorized Boardwalk Pipelines to charge market-based rates for its firm and interruptible storage services for the majority of its other natural gas storage facilities. None of Boardwalk Pipelines' FERC-regulated entities currently have an obligation to file a new rate case.

Some of Boardwalk Pipelines' other subsidiaries transport natural gas in intrastate commerce under the rules and regulations established by the Texas Railroad Commission and in interstate commerce that is subject to FERC jurisdiction under Section 311 of the NGPA. The maximum rates for services are established under Section 311 of the NGPA and are generally subject to review every five years by the FERC. The rates and terms of service on Boardwalk Pipelines' interstate ethane transportation pipeline are also subject to regulation by the FERC under, among other statutes, the Interstate Commerce Act ("ICA") and the Energy Policy Act of 1992.

Over time, the FERC may change, amend or announce that it will undertake a review of its existing policies. There were no major policy changes announced by the FERC during 2023.

The FERC has authority to impose civil penalties for violations of the NGA and NGPA, and the implementing regulations thereunder, up to a maximum amount that is adjusted annually for inflation, which for 2024 is approximately $1.5 million per day per violation. Should Boardwalk Pipelines fail to comply with applicable statutes, rules, regulations and orders administered by the FERC, it could be subject to substantial penalties and fines, in addition to reputational damage.

The Surface Transportation Board ("STB") regulates the rates Boardwalk Pipelines charges for interstate service on its ethylene pipeline systems. The Louisiana Public Service Commission ("LPSC") regulates the rates Boardwalk Pipelines charges for intrastate service within the state of Louisiana on its petrochemical and NGL pipelines. The STB and LPSC require that Boardwalk Pipelines' transportation rates are reasonable and that its practices cannot unreasonably discriminate among its shippers.

Boardwalk Pipelines is also regulated by the U.S. Department of Transportation ("DOT") through the Pipeline and Hazardous Materials Safety Administration ("PHMSA") under the Natural Gas Pipeline Safety Act of 1968, as amended ("NGPSA") and the Hazardous Liquids Pipeline Safety Act of 1979, as amended ("HLPSA"). The NGPSA and HLPSA govern the design, installation, testing, construction, operation, replacement and management of interstate natural gas and NGL pipeline facilities. Boardwalk Pipelines has authority from PHMSA to operate certain natural gas pipeline assets under issued permits with specific conditions that allow it to operate those pipeline assets at higher than normal operating pressures of up to 0.80 of the pipeline's Specified Minimum Yield Strength ("SMYS"). Operating at these pressures allows these pipelines to transport all the existing natural gas volumes Boardwalk Pipelines has contracted for on those facilities with its customers. PHMSA retains discretion whether to grant or maintain authority for Boardwalk Pipelines to operate its natural gas pipeline assets at higher pressures and, in the event that PHMSA should elect not to allow Boardwalk Pipelines to operate at these higher pressures, it could affect its ability to transport all of its contracted quantities of natural gas on these pipeline assets, and Boardwalk Pipelines could incur significant additional costs to reinstate this authority or to develop alternate ways to meet its contractual obligations. PHMSA's regulations also require transportation pipeline operators to implement integrity management programs to comprehensively evaluate certain high risk areas, known as high consequence areas ("HCAs") and moderate consequence areas ("MCAs"), along pipelines and take additional safety measures to protect people and property in these areas. The HCAs for natural gas pipelines are predicated on high-population density areas (which, for natural gas transmission lines, include Class 3 and 4 areas and, depending on the potential impacts of a risk event, may include Class 1 and 2 areas) whereas HCAs along Boardwalk Pipelines' NGL pipelines are based on high-population density areas, areas near certain drinking water sources and unusually sensitive ecological areas.

Legislation has resulted in more stringent mandates for pipeline safety and has charged PHMSA with developing and adopting regulations that impose increased pipeline safety requirements on pipeline operators. In particular, the NGPSA and HLPSA were amended by the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 ("2011 Act"), the Protecting Our Infrastructure of Pipelines and Enhancing Safety Act of 2016 ("2016 Act") and, most recently, the Protecting Our Infrastructure of Pipelines and Enhancing Safety Act of 2020 ("2020 Act"). Each of these laws imposed increased pipeline safety obligations on pipeline operators. The 2011 Act increased the penalties for safety violations, established additional safety requirements for newly constructed pipelines and required studies of safety issues that could result in the adoption of new regulatory requirements by PHMSA for existing pipelines. The 2016 Act, among other things, required PHMSA to complete its outstanding mandates under the 2011 Act and develop new safety standards for natural gas storage facilities. The 2020 Act reauthorized PHMSA through fiscal year 2023 and directed the agency to move forward with several regulatory initiatives, including obligating operators of non-rural gas gathering lines and new and existing transmission and distribution pipeline facilities to conduct certain leak detection and repair programs and to require facility inspection and maintenance plans to align with those requirements.

As a result of the 2011 Act, the 2016 Act and the 2020 Act, PHMSA has issued a series of significant rulemakings. In October of 2019, PHMSA published a final rule imposing numerous new requirements on onshore gas transmission pipelines, also known as the Mega Rule, relating to maximum allowable operating pressure ("MAOP") reconfirmation and exceedance reporting, the integrity assessment of additional pipeline mileage found in MCAs and Class 3 and Class 4 non-HCAs by 2033, and the consideration of seismicity as a risk factor in integrity management. PHMSA published a second final rule in October of 2019 for hazardous liquid transmission and gathering pipelines that significantly extends and expands the reach of certain of its integrity management requirements, and that requires the accommodation of in-line inspection tools by 2039 unless the pipeline cannot be modified to permit such accommodation, increased annual, accident and safety-related conditional reporting requirements, and expanded use of leak detection systems beyond HCAs. Certain aspects of that rule are currently in court review. PHMSA also published final rules during February and July of 2020 that amended the minimum safety requirements related to natural gas storage facilities, including wells, wellbore tubing and casing, and added applicable reporting requirements. In June 2021, PHMSA issued an Advisory Bulletin advising pipeline and pipeline facility operators of applicable requirements to update their inspection and maintenance plans for the elimination of hazardous leaks and minimization of natural gas released from pipeline facilities. PHMSA and state regulators reportedly began their review of these plans in 2022 and in May 2023, published a proposed rule that would enhance requirements for detecting and repairing leaks on new and existing natural gas distribution, gas transmission and gas gathering pipelines. In August 2022, PHMSA published another final rule expanding the Management of Change process, extending corrosion control requirements for gas transmission pipelines, adding requirements that operators ensure no conditions exist following an extreme weather event that could adversely affect the safe operation of the pipeline, and adopting repair criteria for non-HCAs similar to those applicable to HCAs. In September 2023, PHMSA published a proposed rule that would enhance the safety requirements for gas distribution pipelines and would require updates to distribution integrity management programs, emergency response plans, operations and maintenance manuals, and other safety practices. These new and any future regulations adopted by PHMSA have imposed and may impose more stringent requirements applicable to integrity management programs and other pipeline safety aspects of Boardwalk Pipelines operations, which could cause it to incur increased capital and operating costs and operational delays.

In 2022 and 2023, the Department of Homeland Security's Transportation Safety Administration ("TSA") issued a series of security directives applicable to pipeline owners and operators intended to strengthen the industry's overall cybersecurity posture in light of the evolving threat landscape and its potential impacts to critical U.S. infrastructure. The security directives require, among other things, that pipeline owners and operators designate a cybersecurity coordinator, establish and implement a Cybersecurity Implementation Plan; develop, maintain and test no less than annually through tabletop exercises a Cybersecurity Incident Response Plan; and establish a Cybersecurity Assessment Plan ("CAP") including a schedule for assessing and auditing the CAP. The directives also contain requirements for reporting cybersecurity incidents and the results of certain assessments and audits. Boardwalk Pipelines has implemented tools, policies and practices designed to comply with the security directives. Other regulators, such as PHMSA and the Securities and Exchange Commission ("SEC"), have also established requirements for reporting cybersecurity incidents.

Boardwalk Pipelines' operations are also subject to extensive federal, state, and local laws and regulations relating to protection of the environment and occupational health and safety. Such laws and regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of various substances including hazardous substances and waste and in connection with spills, releases, discharges and emissions of various substances into the environment. Environmental regulations also require that Boardwalk Pipelines' facilities, sites and other properties be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Occupational health and safety regulations establish standards protective of workers, both generally and within the pipeline industry.

Many state and local governments where Boardwalk Pipelines operates also have, or are developing, similar environmental or occupational health and safety legal requirements governing many of the same types of activities, and those requirements can be more stringent than those adopted under federal laws and regulations. Failure to comply with these federal, state and local laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of corrective or remedial obligations, the incurrence of capital expenditures, the occurrence of delays, denials or cancellations in permitting or the development or expansion of projects and the issuance of orders enjoining performance of some or all of Boardwalk Pipelines' operations in the affected areas.

President Biden continues to pursue additional action to bolster environmental regulations, which may impact Boardwalk Pipelines' operations. For example, the Biden Administration has revised various rules to be more stringent, repealed various rules issued by the Trump Administration, and has announced forthcoming actions or released proposed or final rules regarding restrictions on methane emissions from oil and gas operations, ground level ozone emission standards, and Nationwide Permit ("NWP") 12. The Biden Administration has also signaled a strong focus on directing agency action to mitigate climate change and further limit greenhouse gas ("GHG") emissions. In January 2023, the White House's Council on Environmental Quality ("CEQ") released guidance to assist federal agencies in assessing the GHG emissions and climate change effects of their proposed actions under the National Environmental Policy Act ("NEPA"). The guidance followed the publication of a final rule in April 2022 revoking some modifications made to the regulations under the Trump Administration and reincorporating consideration of direct, indirect, and cumulative effects of major federal actions. In July 2023, the CEQ announced another proposed rule which revises the implementing regulations of the procedural provisions of NEPA and implements amendments to NEPA included in the Fiscal Responsibility Act of 2023. The final rule is expected in the second quarter of 2024. The CEQ's guidance, effective upon publication, alongside the proposed and final rules, could result in additional challenges to NEPA reviews performed in connection with Boardwalk Pipelines' projects, which in turn could result in further permitting and approval delays. For more information, see Item 1A. Risk Factors of this Report.

Stricter environmental or worker safety laws, regulations or enforcement policies could significantly increase Boardwalk Pipelines' operational or compliance costs and compliance with new or more stringent environmental legal requirements could delay or prohibit its ability to obtain permits for operations or require Boardwalk Pipelines to install additional pollution control equipment. For instance, the construction or expansion of pipelines often requires authorizations under the Clean Water Act, which authorizations may be subject to challenge. For instance, there is ongoing litigation with respect to the status and use of the U.S. Army Corps of Engineers (the "Corps") Clean Water Act Section 404 NWP 12, which was vacated in April 2020. In January 2021, the Corps reissued a restructured NWP 12 for oil and natural gas pipeline activities. In March 2022, the Corps announced it was seeking stakeholder input on a formal review of NWP 12, although while this review is ongoing, the Corps has resumed permitting decisions. NWP 12, alongside other NWPs, relies upon the Clean Water Act Section 401 certification process, which is also subject to ongoing litigation. In October 2021, the Northern District of California federal court vacated a 2020 rule revising the Section 401 certification process. The Supreme Court stayed the vacatur of Section 404 of NWP 12 and, in September 2023, the Environmental Protection Agency ("EPA") finalized its Clean Water Act Section 401 Water Quality Certification Improvement Rule, effective on November 27, 2023. While the full extent and impact of these actions is unclear at this time, any disruption in Boardwalk Pipelines' ability to obtain coverage under NWP 12 or other permits may result in increased costs and project delays if it is forced to seek individual permits from the Corps. There also continues to be uncertainty with respect to the federal government's jurisdictional reach under the Clean Water Act over "waters of the United States," including wetlands, as the EPA and the Corps have pursued multiple rulemakings under different administrations since 2015 in an attempt to determine the scope of such reach. In December 2022, the Biden Administration finalized a new and more expansive definition of "waters of the United States," which repealed the Trump Administration's April 2020 rule and largely restored the definition in place prior to 2015, with modifications reflecting Supreme Court decisions issued after 2015. In January 2023, the EPA and the Corps released a final revised definition of "waters of the United States" founded upon the pre-2015 regulations. Judicial developments also add to this uncertainty. The Supreme Court opinion in *Sackett v. EPA* invalidated certain parts of the January 2023 rule, resulting in a revised rule being issued in September 2023. However, due to injunctions in certain states, the implementation of the September 2023 rule currently varies by state.

Historically, Boardwalk Pipelines' environmental compliance costs have not had a material adverse effect on its business, but there can be no assurance that future compliance with existing requirements will not materially affect Boardwalk Pipelines, or that the current regulatory standards will not become more onerous in the future, resulting in more significant costs to maintain compliance and increased exposure to significant liabilities.

Climate Change: Climate change continues to attract considerable public, governmental and scientific attention. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional, state and local levels of government to monitor and limit emissions of GHGs. These efforts have included consideration of cap-and-trade programs, carbon taxes and GHG reporting and tracking programs, and regulations that directly limit GHG emissions from certain sources. Due to the nature of Boardwalk Pipelines' business, its operations emit various types of GHGs. Boardwalk Pipelines seeks to carefully monitor its emissions and expects to incur additional costs to mitigate emissions. New legislation or regulations could increase the costs related to operating and maintaining its facilities. Depending on the particular law, regulation or program, Boardwalk Pipelines could be required to incur capital expenditures for installing new monitoring equipment or emission controls on its facilities, acquire and surrender allowances for GHG emissions, pay taxes or fees related to GHG emissions and/or administer and manage a more comprehensive GHG emissions program. While Boardwalk Pipelines may be able to include some or all of the increased costs in the rates charged by its pipelines, recovery of costs is not certain and would require the FERC's approval of a rate mechanism designed to recover those costs.

Boardwalk Pipelines recognizes that relative to certain other fossil fuels, natural gas has an important role in reducing GHG emissions and may act as a bridge to scaling up renewable energy or other alternative energy sources in the U.S. While Boardwalk Pipelines is seeking to reduce its GHG emissions, it cannot predict all risks that may be associated with climate change or other ESG matters. For more information, see Boardwalk Pipelines' risk factor titled "*Boardwalk Pipelines' operations, and those of Boardwalk Pipelines' customers, are subject to a series of risks regarding climate change*" under Item 1A.

Properties: Boardwalk Pipelines is headquartered in leased office space located in Houston, Texas. Boardwalk Pipelines also leases office space in Owensboro, Kentucky. Boardwalk Pipelines' operating subsidiaries own their respective pipeline systems in fee. However, substantial portions of these systems are constructed and maintained on property owned by others pursuant to rights-of-way, easements, permits, licenses or consents.

LOEWS HOTELS HOLDING CORPORATION

Loews Hotels Holding Corporation (together with its subsidiaries, "Loews Hotels & Co") operates a chain of 25 hotels. Eleven of these hotels are owned by Loews Hotels & Co, twelve are owned by joint ventures in which Loews Hotels & Co has noncontrolling equity interests and two are managed for unaffiliated owners. Loews Hotels & Co's earnings are derived from the operation of its owned hotels, its share of earnings in joint venture hotels and hotel management fees earned from both joint venture and managed hotels. Loews Hotels & Co accounted for 5.4%, 5.1% and 3.3% of our consolidated total revenue for the years ended December 31, 2023, 2022 and 2021. The hotels are described below.

Name and Location	Number of Rooms
Owned:	
Live! by Loews, Arlington, Texas*	300
Loews Chicago Hotel, Chicago, Illinois	400
Loews Chicago O'Hare Hotel, Chicago, Illinois	556
Loews Coronado Bay Resort, Coronado, California	440
Loews Kansas City Hotel, Kansas City, Missouri*	800
Loews Miami Beach Hotel, Miami Beach, Florida	790
Loews Minneapolis Hotel, Minneapolis, Minnesota	251
Loews Philadelphia Hotel, Philadelphia, Pennsylvania	581
Loews Regency New York Hotel, New York, New York	379
Loews Vanderbilt Hotel, Nashville, Tennessee	339
Loews Ventana Canyon Resort, Tucson, Arizona*	398
Joint Venture:	
Hard Rock Hotel, at Universal Orlando, Orlando, Florida	650
Live! by Loews, St. Louis, Missouri	216
Loews Atlanta Hotel, Atlanta, Georgia	414
Loews Coral Gables Hotel, Coral Gables, Florida	242
Loews Hollywood Hotel, Hollywood, California	628
Loews Portofino Bay Hotel, at Universal Orlando, Orlando, Florida	750
Loews Royal Pacific Resort, at Universal Orlando, Orlando, Florida	1,000
Loews Sapphire Falls Resort, at Universal Orlando, Orlando, Florida	1,000
Universal's Aventura Hotel, Orlando, Florida	600
Universal's Cabana Bay Beach Resort, Orlando, Florida	2,200
Universal's Endless Summer Resort – Dockside Inn and Suites, Orlando, Florida	2,050
Universal's Endless Summer Resort – Surfside Inn and Suites, Orlando, Florida	750
Managed:	
Bisha Hotel and Residences, Toronto, Canada	96
Loews New Orleans Hotel, New Orleans, Louisiana	285

* Loews Hotels & Co has a controlling majority equity interest in this property.

Note: Four owned hotels and eight joint venture hotels are subject to land leases.

Recent Developments and Growth Projects:

- In 2023, Loews Santa Monica Beach Hotel's management agreement ended;

- In 2023, Loews Hotels & Co acquired a controlling majority equity interest in Live! by Loews, Arlington, Texas, which had previously been a joint venture property;

- In the first quarter of 2024, Loews Arlington Hotel and Convention Center in Arlington, Texas is expected to open with 888 guestrooms and over 250,000 square feet of function space. Loews Hotels & Co will serve as manager and has a controlling majority equity interest in this property; and

- In 2025, Universal Stella Nova Resort and Universal Terra Luna Resort at Universal Orlando, each a 750 guestroom hotel, and Universal Helios Grand Hotel, a Loews Hotel, with approximately 500 guestrooms, are expected to open. As with Loews Hotels & Co's other properties at Universal Orlando, Loews Hotels & Co will serve as manager and have a noncontrolling joint venture equity interest in the hotels.

Properties: Loews Hotels & Co's principal executive offices are based in New York City, New York and it has a shared service center outside of Nashville, Tennessee. Loews Hotels & Co leases the office space in both of these locations.

ALTIUM PACKAGING LLC

Altium Packaging is a packaging solutions provider and manufacturer in North America. The business specializes in customized mid- and short-run packaging solutions, serving a diverse customer base in the pharmaceutical, dairy, household chemicals, food/nutraceuticals, industrial/specialty chemicals, water and beverage/juice industries. Altium Packaging develops, manufactures and markets a wide range of extrusion blow-molded and injection molded plastic containers. In addition, Altium Packaging manufactures commodity and differentiated plastic resins from recycled plastic materials. Altium Packaging sells its products throughout North America and its customers include a diverse customer base of many nationally recognized branded food, beverage, consumer products and pharmaceutical companies.

HUMAN CAPITAL

Including our subsidiaries, we employed approximately 12,280 persons at December 31, 2023. CNA employed approximately 6,300 persons. Boardwalk Pipelines employed approximately 1,260 persons, approximately 95 of whom were covered under collective bargaining agreements. Loews Hotels & Co employed approximately 4,600 persons, approximately 900 of whom were covered under collective bargaining agreements. We and our subsidiaries believe we have satisfactory labor relations. Separately, unconsolidated entities employ approximately 5,800 persons at properties managed by Loews Hotels & Co and approximately 4,075 persons at Altium Packaging.

We and our subsidiaries understand that seeking to hire qualified people and cultivate an engaging workplace is critical to our businesses' long-term strategic success. Each of us has programs in place that are designed to help employees build their knowledge, skills and experience, as well as to guide their career development.

Across the Loews enterprise, a cornerstone of our human capital strategy is our commitment to fostering a diverse, inclusive and engaging work environment, where people are respected and encouraged to contribute their ideas. We believe that by employing individuals with different backgrounds and experiences, we can better meet the diverse needs of our stakeholders.

We and our subsidiaries offer compensation and benefits packages that we believe are appropriate to each of our businesses. These packages may include 401k and other retirement plans, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off and family assistance programs, including paid family leave. We and CNA also offer stock-based compensation to certain management and other senior personnel as a way to align their interests with shareholders and attract and retain key talent.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Name	Position and Offices Held	Age	First Became Executive Officer
Marc A. Alpert	Senior Vice President, General Counsel and Secretary	61	2016
Richard W. Scott	Senior Vice President and Chief Investment Officer	70	2009
Kenneth I. Siegel	Senior Vice President	66	2009
Alexander H. Tisch	Vice President, Loews Corporation; President and Chief Executive Officer, Loews Hotels & Co	45	2023
Benjamin J. Tisch	Senior Vice President, Corporate Development and Strategy	41	2022
James S. Tisch	Office of the President, President and Chief Executive Officer	71	1981
Jonathan M. Tisch	Office of the President and Co-Chairman of the Board; Executive Chairman, Loews Hotels & Co	70	1987
Jane J. Wang	Senior Vice President and Chief Financial Officer	42	2022

All of our executive officers, except Alexander H. Tisch, Benjamin J. Tisch and Jane J. Wang, have served in their current roles at Loews Corporation for at least the past five years.

Alexander H. Tisch has served as Vice President, Loews Corporation, since 2014. He has also served as an officer of Loews Hotels & Co since June 2017, where he was Executive Vice President, Chief Commercial and Development Officer from June 2017 until September 2020, President from September 2020 until December 2022, and President and Chief Executive Officer since January 2023.

Benjamin J. Tisch and Jane J. Wang each served as a Vice President of Loews Corporation from 2014 until assuming their current roles in May 2022.

James S. Tisch is the father of Benjamin J. Tisch, the brother of Andrew H. Tisch, Co-Chairman of our Board, the cousin of Jonathan M. Tisch and the uncle of Alexander H. Tisch. Alexander H. Tisch is the son of Andrew H. Tisch. Jonathan M. Tisch is also a cousin of Andrew H. Tisch. None of our other executive officers or directors are related to any other.

Officers are elected annually and hold office until their successors are elected and qualified, and are subject to removal by the Board of Directors.

AVAILABLE INFORMATION

Our website address is www.loews.com. We make available, free of charge, through our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after these reports are electronically filed with or furnished to the SEC. Copies of our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Audit Committee charter, Compensation Committee charter and Nominating and Governance Committee charter are also available on our website. Information on or accessible through our website is not incorporated by reference into this Report. This Annual Report on Form 10-K and our other SEC filings are also accessible through the SEC's website at www.sec.gov.

Item 1A. Risk Factors.

Our business and the businesses of our subsidiaries face many risks and uncertainties. These risks and uncertainties could lead to events or circumstances that have a material adverse effect on our business, results of operations, cash flows, financial condition or equity and/or the business, results of operations, cash flows, financial condition, or equity of one or more of our subsidiaries. We have described below the material risks facing us and our subsidiaries. There may be additional risks that we do not yet know of or that we do not currently perceive to be material that may also materially adversely impact our business or the businesses of one or more of our subsidiaries.

You should carefully consider and evaluate all of the information included in this Report and any subsequent reports we may file with the SEC and the information we make available to the public before investing in any securities issued by us. Our subsidiaries, CNA Financial Corporation and Boardwalk Pipeline Partners, LP, also file reports with the SEC. You are also cautioned to carefully review and consider the information contained in the reports filed by those subsidiaries with the SEC and the information they make available to the public before investing in any of their securities.

Risks Related to Us and Our Subsidiary, CNA

If CNA determines that its recorded insurance reserves are insufficient to cover its estimated ultimate unpaid liability for claim and claim adjustment expenses, CNA may need to increase its insurance reserves which would result in a charge to CNA's earnings.

CNA maintains insurance reserves to cover its estimated ultimate unpaid liability for claim and claim adjustment expenses, including the estimated cost of the claims adjudication process, for reported and unreported claims. Insurance reserves are not an exact calculation of liability but instead are complex management estimates developed utilizing a variety of actuarial reserve estimation techniques as of a given reporting date. The reserve estimation process involves a high degree of judgment and variability and is subject to a number of factors which are highly uncertain. These factors can be affected by both changes in internal processes and external events. Key variables include frequency of claims, claim severity, mortality, morbidity, discount rates, economic, social and medical inflation, claim handling policies and procedures, case reserving approach, underwriting and pricing policies, changes in the legal and regulatory environment and the lag time between the occurrence of an insured event and the time of its ultimate settlement. Mortality is the relative incidence of death. Morbidity is the frequency and severity of injury, illness, sickness and diseases contracted.

There is generally a higher degree of variability in estimating required reserves for long-tail coverages, such as long-term care, workers' compensation, general liability and professional liability, as they require a relatively longer period of time for claims to be reported and settled. The impact of changes in economic and social inflation, and medical costs are also more pronounced for long-tail coverages due to the longer settlement period. Certain risks and uncertainties associated with CNA's insurance reserves are outlined in the Insurance Reserves and Critical Accounting Estimates sections of MD&A in Item 7.

CNA is subject to the uncertain effects of emerging and potential claims and coverage issues that arise as industry practices and legal, judicial, social, economic and other environmental conditions change. Further, the impact of social inflation continues to be significant, and the trajectory of its future impact remains uncertain. In addition, passage of reviver statutes that extend, or eliminate, the statute of limitations for the reporting of claims, including statutes passed in certain states with respect to sexual molestation and sexual abuse, increase the uncertainty of the frequency of claims. These issues have had, and may continue to have, a negative effect on CNA's business, results of operations and financial condition by either extending coverage beyond the original underwriting intent or by increasing the number or size of claims, resulting in further increases in CNA's reserves. The effects of unforeseen emerging or potential claim and coverage issues are extremely difficult to predict and may be material.

In light of the many uncertainties associated with establishing the estimates and making the judgments necessary to establish reserve levels, CNA continually reviews and changes its reserve estimates in a regular and ongoing process as experience develops from the actual reporting and settlement of claims and as the legal, regulatory and economic environment evolves. When CNA's recorded reserves are insufficient for any reason, the required increase in reserves is recorded as a charge against its earnings in the period in which reserves are determined to be insufficient. These charges have been and in the future could be substantial.

CNA's actual experience could vary from the key assumptions used to determine future policy benefit reserves for long-term care policies.

CNA's future policy benefit reserves for long-term care policies are based on CNA's best estimate actuarial assumptions, which are assessed quarterly and updated at least annually. Key actuarial assumptions include morbidity, persistency (inclusive of mortality), anticipated future premium rate increases and expenses. The adequacy of the reserves is contingent upon actual experience and CNA's future expectations related to these key assumptions. If actual or expected future experience differs from these assumptions, the reserves may not be adequate, requiring CNA to increase reserves. The required increase in reserves is recorded as a charge against its earnings in the period in which reserves are determined to be insufficient. These charges have been and in the future could be substantial. The reserves are discounted using upper-medium grade fixed income instrument yields as of each reporting date. Discount rates are subject to interest rate and market volatility. See the Life & Group Policyholder Reserves portion of the Insurance Reserves section of MD&A in Item 7 for more information.

Morbidity and persistency experience, inclusive of mortality, can be volatile and may be negatively affected by many factors including, but not limited to, policyholder behavior, judicial decisions regarding policy terms, socioeconomic factors, cost of care inflation, changes in health trends and advances in medical care.

A prolonged period during which investment returns remain at low levels could result in shortfalls in investment income on assets supporting CNA's obligations under long-term care policies. This risk is more significant for CNA's long-term care products because the long potential duration of the policy obligations exceeds the duration of the supporting investment assets. In addition, CNA may not receive regulatory approval for the level of premium rate increases it requests. Any adverse deviation between the level of future premium rate increases approved and the level included in CNA's reserving assumptions may require an increase to its reserves.

CNA is vulnerable to material losses from natural and man-made disasters.

Catastrophe losses are an inevitable part of CNA's business. Various events can cause catastrophe losses. These events can be natural or man-made, and may include hurricanes, tornadoes, windstorms, earthquakes, hail, severe winter weather, fires, floods, riots, strikes, civil unrest, cyber-attacks, pandemics and acts of terrorism. The frequency and severity of these catastrophe events are inherently unpredictable. Exposure to cyber risk is increasing systematically due to greater digital dependence, which increases the potential for, and the potential losses due to, a catastrophic cyber event. Catastrophic cyber-attack scenarios are not bound by time or geographic limitations and cyber-related catastrophic perils do not have well-established definitions or fundamental physical properties. In addition, longer-term natural catastrophe trends may be changing and new types of catastrophe losses may be developing due to climate change, its associated extreme weather events linked to rising temperatures and its effects on global weather patterns, greenhouse gases, sea, land and air temperatures, sea levels, rain, hail and snow. Climate studies by government agencies, academic institutions, catastrophe modeling organizations and other groups indicate that climate change may be altering the frequency and/or severity of catastrophic weather events, such as hurricanes, tornadoes, windstorms, floods and other natural disasters.

The extent of CNA's losses from catastrophes is a function of the total amount of its insured exposures in the affected areas, the frequency and severity of the events themselves, the level of CNA's reinsurance coverage, reinsurance reinstatement premiums and state residual market assessments, if any. It can take a long time for the ultimate cost of any catastrophe losses to CNA to be finally determined, as a multitude of factors contribute to such costs, including evaluation of general liability and pollution exposures, infrastructure disruption, business interruption and reinsurance collectibility. Further, significant catastrophic events or a series of catastrophic events have the potential to impose financial stress on the reinsurance industry, which could impact CNA's ability to collect amounts owed to CNA by reinsurers, thereby resulting in higher net incurred losses.

Reinsurance coverage for "unconventional" terrorism events (such as nuclear, biological, chemical or radiological attacks) is provided only in limited circumstances. CNA's principal reinsurance protection against these large-scale terrorist attacks is the coverage currently provided through the Terrorism Risk Insurance Program Reauthorization Act of 2019 ("TRIPRA") through December 31, 2027. However, such coverage is subject to a mandatory deductible and other limitations. It is also possible that future legislation could change or eliminate the program, which could adversely affect CNA's business by increasing its exposure to terrorism losses, or by lowering its business volume through efforts to avoid that exposure. For a further discussion of TRIPRA, see Part II, Item 7, MD&A - Catastrophes and Related Reinsurance.

As a result of the items discussed above, catastrophe losses are particularly difficult to estimate, could cause CNA to exhaust its available reinsurance limits, could lead to large losses and could adversely affect the cost and availability of reinsurance. Accordingly, catastrophic events could have a material adverse effect on CNA's business, results of operations, financial condition and liquidity.

The COVID-19 pandemic, including new or emerging variants, other potential pandemics and related measures to mitigate the spread of the foregoing may continue to have adverse impacts on its business, results of operations and financial condition and could be material.

CNA has experienced, and may continue to experience, increased claim submissions and litigation related to denial of claims based on policy coverage, or the facts of the claim, in certain lines of business that are implicated by the COVID-19 pandemic and mitigating actions taken by its customers and governmental authorities in response to its spread. These lines include primarily healthcare professional liability, workers' compensation, commercial property-related business interruption coverage, management liability (directors and officers, employment practices and professional liability lines) and trade credit. CNA recorded significant losses during 2020, a significant portion of which remain classified as incurred but not reported ("IBNR") reserves, in these areas and may experience continued losses, which could be material.

Increased frequency or severity in any or all of the foregoing lines, or others where the exposure has yet to emerge, relating to long-term effects of COVID-19, new or emerging variants, or other potential pandemics, and related measures to mitigate the spread of the foregoing may have a material impact on CNA's business, results of operations and financial condition.

CNA has incurred and may continue to incur substantial expenses related to litigation activity in connection with COVID-related legal claims. These actions primarily relate to denial of claims submitted as a result of the pandemic and the mitigating actions taken, including lockdowns and closing of certain businesses. The significance of such litigation or any other litigation relating to new or emerging variants of COVID-19 or other potential pandemics and related measures to mitigate the spread of the foregoing, both in substance and volume, and the resultant CNA-initiated activities, including external counsel engagement, and the costs related thereto, may have a material impact on CNA's business, results of operations and financial condition.

CNA has exposure related to A&EP claims, which could result in material losses.

CNA's property and casualty insurance subsidiaries have exposures related to A&EP claims. CNA's experience has been that establishing claim and claim adjustment expense reserves for casualty coverages relating to A&EP claims is subject to uncertainties that are greater than those presented by more traditional property and casualty claims. Additionally, traditional actuarial methods and techniques employed to estimate the ultimate cost of claims for more traditional property and casualty exposures are less precise in estimating claim and claim adjustment expense reserves for A&EP. As a result, estimating the ultimate cost of both reported and unreported A&EP claims is subject to a higher degree of variability. On August 31, 2010, CNA completed a retroactive reinsurance transaction under which substantially all of its legacy A&EP liabilities were ceded to National Indemnity Company ("NICO"), a subsidiary of Berkshire Hathaway Inc., subject to an aggregate limit of $4.0 billion ("loss portfolio transfer" or "LPT"). The cumulative amount ceded under the loss portfolio transfer as of December 31, 2023 is $3.6 billion. If the other parties to the loss portfolio transfer do not fully perform their obligations, net losses incurred on A&EP claims covered by the loss portfolio transfer exceed the aggregate limit of $4.0 billion or CNA determines it has exposures to A&EP claims not covered by the loss portfolio transfer, CNA may need to increase its recorded net reserves which would result in a charge against earnings. These charges could be substantial. Additionally, if the A&EP claims exceed the limit of the loss portfolio transfer, CNA will need to assess whether to purchase additional limit or to reassume claim handling responsibility for A&EP claims from an affiliate of NICO. Any additional reinsurance premium or future claim handling costs would also reduce CNA's earnings.

CNA is exposed to, and may face adverse developments related to, mass tort claims that could arise from, among other things, its insureds' sale or use of potentially harmful products or substances, changes to the social and legal environment, such as those related to abuse reviver statutes, issues related to altered interpretation of coverage and other new and emerging claim theories.

CNA faces potential exposure to various types of existing, new and emerging mass tort claims including, those related to exposure to potentially harmful products or substances, such as glyphosate, lead paint, per- and polyfluoroalkyl substances ("PFAS") and opioids; claims arising from changes that expand the right to sue, remove limitations on recovery, extend the statutes of limitations or otherwise repeal or weaken tort reforms, such as those related to abuse reviver statutes, including New York reviver statutes; and claims related to new and emerging theories of liability, such as those related to global warming and climate change. Evolving judicial interpretations and new legislation regarding the application of various tort theories and defenses, including application of various theories of joint and several liability, as well as the application of insurance coverage to these claims, give rise to new and potentially more severe claim activity. For example, CNA has recorded, and may continue to record, increases in its mass tort reserves, driven substantially by abuse reviver statutes that have resulted in increased claims. Similar and continuing mass tort claim activity, including activity based on changing judicial interpretations and recent and proposed legislation could have a material adverse effect on CNA's business, results of operations and financial condition.

CNA faces intense competition in its industry; it may be adversely affected by the cyclical nature of the property and casualty business and the evolving landscape of its distribution network.

All aspects of the insurance industry are highly competitive and CNA must continuously allocate resources to refine and improve its insurance products and services to remain competitive. CNA competes with a large number of stock and mutual insurance companies and other entities, some of which may be larger or have greater financial or other resources than CNA does, for both distributors and customers. This includes agents, brokers and managing general underwriters who may increasingly compete with CNA to the extent that markets continue to provide them with direct access to providers of capital seeking exposure to insurance risk. Insurers compete on the basis of many factors, including products, price, services, ratings and financial strength. The competitor landscape has evolved substantially in recent years, with significant consolidation and new market entrants, such as insuretech firms, resulting in increased pressures on CNA's ability to remain competitive, particularly in obtaining pricing that is both attractive to CNA's customer base and risk appropriate to CNA.

In addition, the property and casualty market is cyclical and has experienced periods characterized by relatively high levels of price competition, resulting in less restrictive underwriting standards and relatively low premium rates, followed by periods of relatively lower levels of competition, more selective underwriting standards and relatively high premium rates. CNA may lose business to competitors offering competitive insurance products at lower prices. As a result, CNA's premium levels and expense ratio could be materially adversely impacted.

CNA markets its insurance products worldwide primarily through independent insurance agents, insurance brokers and managing general underwriters who also promote and distribute the products of CNA's competitors. Any change in CNA's relationships with its distribution network agents, brokers or managing general underwriters, including as a result of consolidation or their increased promotion and distribution of CNA's competitors' products, could adversely affect CNA's ability to sell its products. As a result, CNA's business volume and results of operations could be materially adversely impacted.

CNA's underwriting strategies currently rely on the effectiveness of reinsurance arrangements and CNA accordingly faces risks relating to reinsurance, including obtaining reinsurance at a cost or on terms and conditions it deems acceptable, reinsurance counterparty risk and ineffective reinsurance coverage.

A primary reason CNA purchases reinsurance is to manage its exposure to risk, thereby facilitating its underwriting strategies in certain key areas. Under CNA's ceded reinsurance arrangements, a reinsurer assumes a specified portion of its exposure in exchange for a specified portion of policy premiums. The availability and cost of the reinsurance protection CNA purchases, which affects the volatility and profitability of its business, as well as the level and types of risk CNA retains, is determined by many factors, including general economic conditions and conditions in the reinsurance market, such as the occurrence of significant reinsured events or unexpected adverse trends, including those associated with climate change. If CNA is unable to obtain sufficient reinsurance at a cost or on terms and conditions it deems acceptable, CNA's risk exposure will not be mitigated to the degree desired or it may forego such increased risk, thereby adversely impacting its underwriting strategies. In addition, use of reinsurance exposes CNA to credit risk of the reinsurers, as the reinsurance arrangements do not relieve it of the liability to the customer. If a reinsurer is unable to meet its financial obligations under a reinsurance arrangement, CNA will remain obligated under the original policies issued to its customers. Furthermore, while CNA uses various risk management methods, including the use of reinsurance, to effectively manage risk, there is the possibility that one or more natural catastrophes and/or terrorism or other events could result in claims substantially exceeding expectations, thereby making the reinsurance strategy significantly less effective. Such reinsurance-related risks could have a material adverse effect on CNA's business, results of operations and financial condition and adversely affect its underwriting strategies in certain lines of business.

CNA may be adversely affected by technological changes or disruptions in the insurance marketplace.

Technological changes in the way insurance transactions are completed in the marketplace, and CNA's ability to react effectively to such change, may present significant competitive risks. For example, more insurers are utilizing "big data" analytics to make underwriting and other decisions that impact product design and pricing. If such utilization is more effective than how CNA uses its data and information, CNA will be at a competitive disadvantage. There can be no assurance that CNA will continue to compete effectively with its industry peers due to technological changes; accordingly this may have a material adverse effect on CNA's business, results of operations and financial condition.

In addition, agents and brokers, technology companies or other third parties may create alternate distribution channels for commercial business that may adversely impact product differentiation and pricing. For example, they may create a digitally enabled distribution channel that may adversely impact CNA's competitive position. CNA's efforts or the efforts of agents and brokers with respect to new products or alternate distribution channels, as well as changes in the way agents and brokers utilize greater levels of data and technology, could adversely impact CNA's business relationships with independent agents and brokers who currently market its products, resulting in a lower volume and/or profitability of business generated from these sources.

CNA may incur significant realized and unrealized investment losses and volatility in net investment income arising from changes in the financial markets.

CNA's investment portfolio is exposed to various risks, such as interest rate, credit spread, issuer default, equity prices and foreign currency, which are unpredictable. Financial markets are highly sensitive to changes in economic conditions, monetary policies, tax policies, interest rates, domestic and international geopolitical issues and many other factors. Changes in financial markets, including fluctuations in interest rates, credit, equity prices and foreign currency prices, and many other factors beyond CNA's control can adversely affect the value of its investments, the realization of investment income and the rate at which it discounts certain liabilities. CNA's investment portfolio is also subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the portion of CNA's investment portfolio that is carried at fair value in the financial statements is not reflective of prices at which actual transactions could occur.

CNA has significant holdings in fixed maturity investments that are sensitive to changes in interest rates. A decline in interest rates may reduce the returns earned on new fixed maturity investments, thereby reducing CNA's net investment income, while an increase in interest rates may reduce the value of its existing fixed maturity investments, which could increase CNA's net unrealized losses or reduce its net unrealized gains included in Accumulated Other Comprehensive Income ("AOCI"). The value of CNA's fixed maturity investments is also subject to risk that certain investments may default or become impaired due to deterioration in the financial condition of issuers of the investments CNA holds or in the underlying collateral of the security.

In addition, CNA invests a portion of its assets in limited partnerships and common stock which are subject to greater market volatility than its fixed maturity investments. Limited partnership investments generally provide a lower level of liquidity than fixed maturity or equity investments, which may also limit CNA's ability to withdraw funds from these investments. The timing and amount of income or losses on such investments is inherently variable and can contribute to volatility in reported earnings.

Further, CNA holds a portfolio of commercial mortgage loans. CNA is subject to risk related to the recoverability of loan balances, which is influenced by declines in the estimated cash flows from underlying property leases, fair value of collateral, refinancing risk and the creditworthiness of tenants of the underlying properties, where lease payments directly service the loan. Any changes in actual or expected collections would result in a charge to earnings.

As a result of these factors, CNA may not earn an adequate return on its investments, may be required to write down the value of its investments and may incur losses on the disposition of its investments, all of which could materially adversely affect CNA's business, results of operations and financial condition.

CNA uses analytical models to assist its decision making in key areas such as pricing, reserving, catastrophe risks and capital modeling and may be adversely affected if actual results differ materially from the model outputs and related analyses.

CNA uses various modeling techniques and data analytics (e.g., scenarios, predictive, stochastic and forecasting) to analyze and estimate exposures, loss trends and other risks associated with its assets and liabilities. This includes both proprietary and third party modeled outputs and related analyses to assist CNA in decision-making related to underwriting, pricing, capital allocation, reserving, investing, reinsurance and catastrophe risk, among other things. CNA incorporates numerous assumptions and forecasts about the future level and variability of policyholder behavior, loss frequency and severity, interest rates, equity markets, inflation, capital requirements, and currency exchange rates, among others. The modeled outputs and related analyses from both proprietary models and third parties are subject to various assumptions, uncertainties, model design errors and the inherent limitations of any statistical analysis. Further, climate change may make modeled outcomes less certain or produce new, non-modeled risks.

In addition, the effectiveness of any model can be degraded by operational risks, including the improper use of the model, input errors, data errors and human error. As a result, actual results may differ materially from CNA's modeled results. CNA's profitability and financial condition substantially depends on the extent to which its actual experience is consistent with the assumptions CNA uses in its models and ultimate model outputs. If, based upon these models or other factors, CNA misprices its products or fails to appropriately estimate the risks it is exposed to, its business, results of operations and financial condition may be materially adversely affected.

Any significant interruption in the operation of CNA's business functions, facilities and systems or its vendors' facilities and systems could result in a materially adverse effect on its operations.

CNA's business is highly dependent upon its ability to perform, in an efficient and uninterrupted manner, through its employees or vendor relationships and using its and its vendor's facilities and systems, necessary business functions, such as internet support and 24-hour call centers, processing new and renewal business, providing customer service, processing and paying claims and other obligations and issuing financial statements.

CNA's, or its vendors', facilities and systems could become unavailable, inoperable, or otherwise impaired from a variety of causes, including natural events, such as hurricanes, tornadoes, windstorms, earthquakes, severe winter weather and fires, or other events, such as explosions, terrorist attacks, computer security breaches or cyber attacks, riots, hazardous material releases, medical epidemics or pandemics, utility outages, interruptions of data processing and storage systems or unavailability of communications facilities. An interruption in CNA's system availability occurred in March 2021 as a result of a cybersecurity attack sustained by CNA. Please refer to the immediately following risk factor for further information regarding this incident. Likewise, CNA could experience a significant failure, interruption or corruption of one or more of its vendors' information technology, telecommunications, or other systems for various reasons, including significant failures or interruptions that might occur as existing systems are replaced or upgraded. The shut-down or unavailability of one or more of CNA's or its vendors' systems or facilities for these or any other reasons could significantly impair CNA's ability to perform critical business functions in a timely basis.

In addition, because CNA and its vendors' information technology and telecommunications systems interface with and depend on third-party systems, CNA could experience service denials if demand for such service exceeds capacity or a third-party system fails or experiences an interruption. If sustained or repeated, such events could result in a deterioration of CNA's ability to perform necessary business functions.

The foregoing risks could expose CNA to monetary and reputational damages. Potential additional exposures relating to significant interruptions to CNA's operations may include substantially increased compliance costs, as well as increased costs relating to investments in computer system and security-related upgrades, and such costs may not be recoverable under its relevant insurance coverage. CNA has made, and continues to make, investments to improve its security and infrastructure. Some of these investments are a direct result of the March 2021 cybersecurity attack, described in the immediately following risk factor, which are not recoverable under existing insurance coverage.

If CNA's business continuity plans or system security do not sufficiently address these risks, they could have a material adverse effect on CNA's business, results of operations and financial condition.

Any significant breach in CNA's data security infrastructure or its vendors' facilities and systems could disrupt business, cause financial losses and damage its reputation, and insurance coverage may not be available for claims related to a breach.

A significant breach of CNA's data security infrastructure may result from actions by its employees, vendors, third-party administrators, or unknown third parties or through cyber attacks. The risk of a breach can exist whether software services are in CNA's or third party administered data centers or are cloud-based software services. Breaches have occurred, and may occur again, in CNA's systems and in the systems of its vendors and third party administrators.

Such a breach could affect CNA's data framework or cause a failure to protect the personal information of its customers, claimants or employees, or sensitive and confidential information regarding its business or policyholders and may result in operational impairments and financial losses, significant harm to its reputation and the loss of business with existing or potential customers. The breach of confidential information also could give rise to legal liability and regulatory action under data protection and privacy laws, as well as evolving regulation in this regard. During the second quarter of 2023, CNA was notified of a breach in the file transfer software, MOVEit Transfer, used by a vendor of one of its third party administrators. This incident resulted in required breach notifications to CNA's long-term care policyholders, with such notifications made by the subject vendor. While CNA does not believe such notifications and resultant actions will have a material adverse effect on its business, this or similar incidents, or any other such breach of CNA's or its vendors' data security infrastructure could have a material adverse effect on its business, results of operations and financial condition.

As previously disclosed, CNA sustained a sophisticated cybersecurity attack in March 2021 involving ransomware that caused a network disruption and impacted certain of its systems. CNA's investigation into the incident revealed that an unauthorized third party copied some personal information relating to certain current and former employees, contract workers and their dependents and certain other persons, including some policyholders. Although CNA currently has no indication that the impacted data has been misused, or that CNA or its policyholder data was specifically targeted by the unauthorized third party, it may be subject to subsequent investigations, claims or actions in addition to other costs, fines, penalties, or other obligations related to impacted data, whether or not such data is misused. In addition, the misuse, or perceived misuse, of sensitive or confidential information regarding its business or policyholders could cause harm to CNA's reputation and result in the loss of business with existing or potential customers, which could adversely impact its business, results of operations and financial condition.

Although CNA maintains cybersecurity insurance coverage insuring against costs resulting from cyber attacks (including the March 2021 attack), CNA does not expect the amount available under its coverage policy to cover all losses from cyber-attacks. In addition, potential disputes with its insurers about the availability of insurance coverage could occur. Further, should CNA experience future cyber incidents, or should industry trends drive rate increases resulting from growth in volume and significance of cyber incidents broadly, it may incur higher costs for cybersecurity insurance coverage.

The risks relating to future breaches in CNA's, or its vendors' data security infrastructure, including in connection with cyber incidents, could have a material adverse effect on its business, results of operations or financial condition or may result in operational impairments and financial losses, as well as significant harm to CNA's reputation.

Inability to detect and prevent significant employee or third party service provider misconduct, inadvertent errors and omissions, or exposure relating to functions performed on CNA's behalf could result in a material adverse effect on CNA's business, results of operations and financial condition.

CNA may incur losses which arise from employees or third party service providers engaging in intentional, negligent or inadvertent misconduct, fraud, errors and omissions, failure to comply with internal guidelines, including with respect to underwriting authority, or failure to comply with regulatory requirements. CNA's or its third party service providers' controls may not be able to detect all possible circumstances of such non-compliant activity and the internal structures in place to prevent this activity may not be effective in all cases. Any losses relating to such non-compliant activity could adversely affect CNA's business, results of operations and financial condition.

Portions of CNA's insurance business are underwritten and serviced by third parties. With respect to underwriting, CNA's contractual arrangements with third parties will typically grant them limited rights to write new and renewal policies, subject to contractual restrictions and obligations, including requiring them to underwrite within the terms of CNA's licenses. Should these third parties issue policies that exceed these contractual restrictions, CNA could be deemed liable for such policies and subject to regulatory fines and penalties for any breach of licensing requirements. It is possible that in such circumstance CNA might not be fully indemnified for such third parties' contractual breaches.

Additionally, CNA relies on certain third-party claims administrators, including the administrator of its long-term care claims, to handle policyholder services and perform significant claim administration and claim adjudication functions. Any failure by such administrator to properly perform service functions may result in losses as a result of over-payment of claims, legal claims against CNA and adverse regulatory enforcement exposure.

CNA has also licensed certain systems from third parties. CNA cannot be certain that it will have access to these systems or that its information technology or application systems will continue to operate as intended.

These risks could adversely impact CNA's reputation and client relationships and have a material adverse effect on its business, results of operations and financial condition.

CNA is subject to capital adequacy requirements and, if it is unable to maintain or raise sufficient capital to meet these requirements, regulatory agencies may restrict or prohibit CNA from operating its business.

Insurance companies such as CNA are subject to capital adequacy standards set by regulators to help identify companies that merit further regulatory attention. In the U.S., these standards apply specified risk factors to various asset, premium and reserve components of CNA's legal entity statutory basis of accounting financial statements. Current rules, including those promulgated by insurance regulators and specialized markets such as Lloyd's, require companies to maintain statutory capital and surplus at a specified minimum level determined using the applicable jurisdiction's regulatory capital adequacy formula. If CNA does not meet these minimum requirements, CNA may be restricted or prohibited from operating its business in the applicable jurisdictions and specialized markets. If CNA is required to record a material charge against earnings in connection with a change in estimated insurance reserves, or the occurrence of a catastrophic event or otherwise, or if it incurs significant losses related to its investment portfolio, which severely deteriorates its capital position, CNA may violate these minimum capital adequacy requirements unless it is able to raise sufficient additional capital. CNA may be limited in its ability to raise significant amounts of capital on favorable terms or at all.

The IAIS has adopted a ComFrame for the supervision of IAIGs and has developed a global capital standard that, if adopted in the U.S., would be applicable to U.S.-based IAIGs. The NAIC also developed the GCC and AM approach to assessing group capital as an alternative to the ICS developed by the IAIS. The development and adoption of these capital standards could increase CNA's prescribed capital requirement, the level at which regulatory scrutiny intensifies, as well as significantly increase its cost of regulatory compliance.

CNA's insurance subsidiaries, upon whom CNA depends for dividends in order to fund its corporate obligations, are limited by insurance regulators in their ability to pay dividends.

CNA is a holding company and is dependent upon dividends, loans and other sources of cash from its subsidiaries in order to meet its obligations. Ordinary dividend payments or dividends that do not require prior approval by the insurance subsidiaries' domiciliary insurance regulator are generally limited to amounts determined by formulas that vary by jurisdiction. If CNA is restricted from paying or receiving intercompany dividends, by regulatory rule or otherwise, CNA may not be able to fund its corporate obligations and debt service requirements or pay stockholder dividends from available cash. As a result, CNA would need to pursue other sources of capital which may be more expensive or may not be available at all.

Rating agencies may downgrade their ratings of CNA, adversely affecting its ability to write insurance at competitive rates or at all and increasing its cost of capital.

Ratings are an important factor in establishing the competitive position of insurance companies. CNA's insurance company subsidiaries, as well as CNA's public debt, are rated by rating agencies, including, A.M. Best Company ("A.M. Best"), Moody's Investors Service, Inc. ("Moody's"), S&P Global Ratings ("S&P") and Fitch Ratings, Inc. ("Fitch"). Ratings reflect the rating agency's opinions of an insurance company's or insurance holding company's financial strength, capital adequacy, enterprise risk management practices, operating performance, strategic position and ability to meet its obligations to policyholders and debt holders, and may also reflect opinions on other areas such as information security and climate risk, as well as ESG matters more broadly.

The rating agencies may take action to lower CNA's ratings in the future as a result of any significant financial loss or changes in the methodology or criteria applied by the rating agencies. The severity of the impact on CNA's business is dependent on the level of downgrade and, for certain products, which rating agency takes the rating action. Among the adverse effects in the event of such downgrades would be the inability to obtain a material volume of business from certain major insurance brokers, the inability to sell a material volume of CNA's insurance products to certain markets and the required collateralization of certain future payment obligations or reserves. Further, if one or more of CNA's corporate debt ratings were downgraded, CNA may find it more difficult to access the capital markets and may incur higher borrowing costs.

In addition, it is possible that a significant lowering of our corporate debt ratings by certain of the rating agencies could result in an adverse effect on CNA's ratings, independent of any change in CNA's circumstances.

For further discussion of CNA's ratings, see the Subsidiaries portion of the Liquidity and Capital Resources section of MD&A in Item 7.

CNA is subject to extensive existing state, local, federal and foreign governmental regulations that restrict its ability to do business and generate revenues; additional regulation or significant modification to existing regulations or failure to comply with regulatory requirements may have a materially adverse effect on CNA's business, results of operations and financial condition.

The insurance industry is subject to comprehensive and detailed regulation and supervision. Most insurance regulations are designed to protect the interests of CNA's policyholders and third-party claimants rather than its investors. Each jurisdiction in which CNA does business has established supervisory agencies that regulate the manner in which CNA conducts its business. Any changes in regulation could impose significant burdens on CNA. In addition, the Lloyd's marketplace sets rules under which its members, including CNA's Hardy syndicate, operate.

These rules and regulations relate to, among other things, the standards of solvency (including risk-based capital measures), government-supported backstops for certain catastrophic events (including terrorism), investment restrictions, accounting and reporting methodology, establishment of reserves and potential assessments of funds to settle covered claims against impaired, insolvent or failed private or quasi-governmental insurers. In addition, rules and regulations have recently been introduced, or are being considered, in the areas of information security and ESG, which may also affect CNA's business. CNA also is subject to numerous regulations governing the protection of personal and confidential information of its clients and employees, including medical records, credit card data and financial information. These laws and regulations, including regulations related to cybersecurity protocols (which continue to evolve in breadth, sophistication and maturity in response to an ever-evolving threat landscape), are increasing in complexity and number, change frequently, sometimes conflict, and could expose CNA to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions. In response to climate change, regulators at the federal, state and international level also could impose new regulations requiring disclosure of underwriting or investment in certain industry sectors.

Regulatory powers also extend to premium rate regulations which require that rates not be excessive, inadequate or unfairly discriminatory. State jurisdictions ensure compliance with such regulations through market conduct exams, which may result in losses to the extent non-compliance is ascertained, either as a result of failure to document transactions properly or failure to comply with internal guidelines, or otherwise. CNA may also be required by the jurisdictions in which it does business to provide coverage to persons who would not otherwise be considered eligible or restrict CNA from withdrawing from unprofitable lines of business or unprofitable market areas. Each jurisdiction dictates the types of insurance and the level of coverage that must be provided to such involuntary risks. CNA's share of these involuntary risks is mandatory and generally a function of its respective share of the voluntary market by line of insurance in each jurisdiction.

Risks Related to Us and Our Subsidiary, Boardwalk Pipelines

Boardwalk Pipelines' natural gas transportation and storage operations and ethane transportation services are subject to extensive regulation by the FERC, including rules and regulations related to the rates it can charge for its services and its ability to construct or abandon facilities. Boardwalk Pipelines may not be able to recover the full cost of operating its pipelines, including earning a reasonable return.

Boardwalk Pipelines' natural gas transportation and storage operations are subject to extensive regulation by the FERC, including the types, rates and terms of services Boardwalk Pipelines may offer to its customers, construction of new facilities, creation, modification or abandonment of services or facilities and recordkeeping and relationships with affiliated companies. An adverse FERC action in any of these areas could affect Boardwalk Pipelines' ability to compete for business, construct new facilities, offer new services or recover the full cost of operating its pipelines, including earning a reasonable return. This regulatory oversight can result in longer lead times to develop and complete any future project than competitors that are not subject to the FERC's regulations. The FERC can also deny Boardwalk Pipelines the right to abandon certain facilities from service.

The FERC regulates the rates Boardwalk Pipelines can charge for its natural gas transportation and storage and interstate ethane transportation operations. For cost-based services, the FERC establishes both the maximum and minimum rates Boardwalk Pipelines can charge. The basic elements that the FERC considers are the costs of providing service, the volumes of gas being transported, the rate design, the allocation of costs between services, the capital structure and the rate of return a pipeline is permitted to earn. Boardwalk Pipelines may not be able to recover its costs, including certain costs associated with pipeline integrity, through existing or future rates.

The FERC and/or Boardwalk Pipelines' customers could challenge the maximum applicable rates that any of its regulated pipelines can charge in accordance with Section 5 of the NGA. Adoption of potential legislation that would amend Section 5 of the NGA to add refund provisions could increase the likelihood of such a challenge. If such a challenge is successful for any of Boardwalk Pipelines' pipelines or if its rates are found not to be just and reasonable, then the revenues associated with transportation and storage services the pipeline provides pursuant to cost-of-service rates could materially decrease in the future, which would adversely affect, perhaps substantially, the revenues on that pipeline going forward.

Over time, the FERC may change, amend or announce that it will undertake a review of its existing policies. There were no major policy changes announced by the FERC during 2023.

The FERC has authority to impose civil penalties for violations of the NGA and NGPA, and the implementing regulations thereunder, up to a maximum amount that is adjusted annually for inflation, which for 2024 is approximately $1.5 million per day per violation. Should Boardwalk Pipelines fail to comply with applicable statutes, rules, regulations and orders administered by the FERC, it could be subject to substantial penalties and fines, in addition to reputational damage. The rates and terms of service on Boardwalk Pipelines' interstate ethane transportation pipeline are also subject to regulation by the FERC under, among other statutes, the ICA and the Energy Policy Act of 1992.

Boardwalk Pipelines' operations, and those of Boardwalk Pipelines' customers, are subject to a series of risks regarding climate change.

The threat of climate change continues to attract considerable attention in the U.S. and in other countries. Numerous proposals have been made and could continue to be made at the international, national, regional, state and local levels of government to monitor, limit and eliminate both existing and future emissions of GHGs. These proposals expose Boardwalk Pipelines' operations as well as the operations of its fossil fuel producer customers to a series of regulatory, political, litigation and financial risks.

In the U.S., no comprehensive climate change legislation has been implemented at the federal level, but President Biden has shown that action to address climate change is an important part of his Administration's agenda. For example, in August 2022, the Inflation Reduction Act of 2022 ("IRA") passed which advanced numerous climate-related objectives. Additionally, the EPA has issued several rules regulating GHGs following the U.S. Supreme Court finding that GHGs are air pollutants under the CAA and the EPA's own endangerment finding for certain GHGs, including carbon dioxide and methane. The EPA regulates GHGs through various requirements, including permitting for GHG emissions from large stationary sources, annual reporting on GHG emissions from oil and gas facilities, New Source Performance Standards restricting methane emissions from new facilities in the natural gas sector, and GHG emissions limits on vehicles (together with the DOT). The EPA's regulation of methane emissions has undergone significant changes. In December 2023, the EPA finalized its methane rules for new, modified, and reconstructed facilities, known as OOOOb, as well as standards for existing sources for the first time ever, known as OOOOc. Under the final rules, states have two years to prepare and submit their plans to impose methane emission controls on existing sources. The presumptive standards established under the final rules are generally the same for both new and existing sources and include enhanced leak detection survey requirements using optical gas imaging and other advanced monitoring to encourage the deployment of innovative technologies to detect and reduce methane emissions, reduction of emissions by 95% through capture and control systems, zero-emission requirements for certain devices, and the establishment of the "super emitter" response program that would allow third parties to make reports to the EPA of large methane emission events, triggering certain investigation and repair requirements. Fines and penalties for violations of these rules can be substantial. It is likely that the final rules and its requirements will be subject to legal challenges. Compliance with the new rules may affect the amount Boardwalk Pipelines owes under the IRA, which amended the CAA to impose a first-time fee on the emission of methane from sources required to report their GHG emissions to the EPA. The methane emissions fee applies to excess methane emissions from certain facilities and starts at $900 per metric ton of leaked methane in 2024 and increases to $1,200 in 2025 and $1,500 in 2026 and thereafter. Compliance with the EPA's new final rules and standards would exempt an otherwise covered facility from the requirement to pay the methane fee. The requirements of the EPA's final methane rules could increase Boardwalk Pipelines' operating costs and the costs of Boardwalk Pipelines' customers, thereby adversely affecting its operations.

Governmental entities, including certain states and groups of states, have adopted or are considering legislation, regulations or other initiatives such as GHG cap-and-trade programs, carbon taxes, GHG reporting and tracking programs, and emissions limits. At the international level, in February 2021 the U.S. rejoined the Paris Agreement, which requires member nations to submit non-binding GHG emissions reduction goals every five years. In April 2021, President Biden announced a new target for the U.S. to reduce GHG emissions 50%-52% from 2005 levels by 2030. In November 2021, the U.S. joined other nations for the 26th Conference of the Parties to the United Nations Framework Convention on Climate Change (COP26), during which nations including the U.S. made various commitments, including the Global Methane Pledge to reduce methane emissions 30% from 2020 levels by 2030. In December 2023, at the 28th Conference of the Parties to the United Nations Framework Convention on Climate Change ("COP28"), certain parties signed onto an agreement to transition "away from fossil fuels in energy systems in a just, orderly, and equitable manner" and increase renewable energy capacity so as to achieve net zero by 2050, although no timeline for doing so was set. The impact of the Paris Agreement, COP26, COP28 or other international conventions cannot be predicted at this time, and it is unclear what additional initiatives may be adopted or implemented, or whether similar efforts at future climate conferences will be successful and the potential resultant impact this may have upon Boardwalk Pipelines' business or financial condition.

Governmental, scientific and public concern over the threat of climate change arising from GHG emissions has resulted in increasing political risks in the U.S. The Biden Administration and future administrations could take various actions to curtail oil and natural gas production and transportation, including limiting fracturing of oil and natural gas wells, restricting flaring and venting during natural gas production on federal properties, limiting or banning oil and gas leases on federal lands and offshore waters, increasing requirements for construction and permitting of pipeline infrastructure and LNG export facilities, and further restricting GHG emissions from oil and gas facilities. For example, on January 26, 2024, President Biden announced a temporary pause on pending decisions on new exports of LNG to countries that the U.S. does not have free trade agreements with, pending Department of Energy review of the underlying analyses for authorization. Litigation risks are also increasing, as a number of cities and other governmental entities have brought suit alleging that fossil fuel producers created public nuisances by producing fuels that contributed to global warming effects such as rising sea levels, are responsible for associated roadway and infrastructure damage, or defrauded investors or customers by failing to timely and adequately disclose adverse effects of climate change.

There are also increasing financial risks for fossil fuel energy companies as investors become increasingly concerned about the potential effects of climate change and may elect in the future to shift some or all of their investments into non-fossil fuel energy related sectors. Some institutional lenders who provide financing to fossil fuel energy companies also have become more attentive to sustainable lending practices that favor alternative power sources (such as wind, solar, geothermal, tidal and biofuels), making those sources more attractive, and some of them may elect not to provide funding for fossil fuel energy companies. Many of the largest U.S. banks have made "net zero" carbon emission commitments and have announced that they will be assessing financed emissions across their portfolios and taking steps to quantify and reduce those emissions. At COP26, the Glasgow Financial Alliance for Net Zero announced that commitments from over 450 firms across 45 countries had resulted in over $130 trillion in capital committed to net zero goals. Financial institutions could be required to adopt policies that limit funding for fossil fuel energy companies. In October 2023 the Federal Reserve, Office of the Comptroller of the Currency and the Federal Deposit Insurance Corp. released a finalized set of principles guiding financial institutions with $100 billion or more in assets on the management of physical and transition risks associated with climate change. While Boardwalk Pipelines cannot predict what additional developments may arise from these various actions, a material reduction in the capital available to the fossil fuel industry could make it more difficult to secure funding for exploration and production or midstream energy business activities, which could adversely impact its business and operations. Additionally, in March 2022, the SEC released a proposed rule that would establish a framework for the reporting of climate risks, targets and metrics. A final rule is expected to be released in 2024, but Boardwalk Pipelines cannot predict the final form and substance of the rule and its requirements. The ultimate impact of the rule on Boardwalk Pipelines' business is uncertain and, upon finalization, may result in increased compliance costs and increased costs of and restrictions on access to capital. Separately, the SEC has also announced that it is scrutinizing existing climate-change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege that an issuer's existing climate disclosures are misleading or deficient. These agency actions could increase the potential for litigation.

The adoption and implementation of new or more stringent international, federal, regional, state or local legislation, regulations or other initiatives that impose more stringent standards for GHG emissions from the oil and gas sector or otherwise restrict fossil fuel production could result in increased costs of compliance for fossil fuel use, and reduce demand for fossil fuels, which could reduce demand for Boardwalk Pipelines' transportation and storage services. Political, litigation and financial risks may result in Boardwalk Pipelines' fossil fuel producer customers restricting or canceling production activities, incurring liability for infrastructure and other damages as a result of climatic changes, or impairing their ability to continue to operate in an economic manner, which also could reduce demand for Boardwalk Pipelines' services. Moreover, the increased competitiveness of alternative energy sources could reduce demand for hydrocarbons and for Boardwalk Pipelines' services. Finally, Boardwalk Pipelines may also be subject to various physical risks from climate change. For more information on these physical risks, see Boardwalk Pipelines' risk factor titled "*Climatic conditions and events could adversely impact Boardwalk Pipelines' operations, pipelines and facilities, or those of its customers or suppliers*" below.

Climatic conditions and events could adversely impact Boardwalk Pipelines' operations, pipelines and facilities, or those of its customers or suppliers.

Climatic events can cause disruptions to, delays in or suspension of Boardwalk Pipelines' services, by interrupting its operations, causing loss of or damage to its facilities or equipment, or having similar impacts on its customers or third-party suppliers. In general, Boardwalk Pipelines' operations could be significantly impacted by climatic conditions such as increased frequency and severity of storms, floods and wintry conditions. Boardwalk Pipelines' pipeline operations along coastal waters and offshore in the Gulf of Mexico could be adversely impacted by climatic conditions such as rising sea levels, subsidence and erosion, which could result in serious damage to Boardwalk Pipelines' facilities and affect its ability to provide transportation services. Such damage could result in leakage, migration, releases or spills from Boardwalk Pipelines' operations and could result in liability, remedial obligations or otherwise have a negative impact on operations. Such climactic conditions could also impact Boardwalk Pipelines' customers' ability to utilize Boardwalk Pipelines' services and third-party suppliers' ability to provide Boardwalk Pipelines with the products and services necessary to maintain operation of its facilities. Boardwalk Pipelines may incur significant damages as well as costs to repair or maintain its facilities, which could adversely affect its operations and the financial health of its business. In recent years, local governments and landowners in Louisiana have filed lawsuits against energy companies, alleging that their operations contributed to increased coastal rising seas and erosion and seeking substantial damages. Changing meteorological conditions, particularly temperature, may affect the amount, timing, or location of demand for energy or the products Boardwalk Pipelines transports, which may impact demand for its services.

Boardwalk Pipelines is subject to reputational risks and risks related to public opinion.

Boardwalk Pipelines' business, operations and financial condition may be adversely impacted as a result of negative public opinion. Boardwalk Pipelines operates in an industry which receives negative portrayals and opposition to development projects. Boardwalk Pipelines' reputation and public opinion could be impacted by the actions, activities and responses of other companies operating in the energy industry, particularly other energy infrastructure providers, over which Boardwalk Pipelines has no control. Boardwalk Pipelines' reputation also could be impacted by negative publicity related to pipeline incidents, unpopular expansion projects and opposition to development of hydrocarbons and energy infrastructure, particularly projects involving resources that are considered to increase GHG emissions and contribute to climate change. Negative impacts from a compromised reputation or changes in public opinion (including with respect to the production, transportation and use of hydrocarbons generally) could include increased regulatory oversight, delays in obtaining, or challenges to, regulatory approvals with respect to growth projects, blockades, project cancellations, difficulty securing financing at reasonable terms, revenue loss or a reduction in customer base.

Legislative and regulatory initiatives relating to new or more stringent pipeline safety requirements or substantial changes to existing integrity management programs or withdrawal of regulatory waivers could subject Boardwalk Pipelines to increased capital and operating costs and operational delays.

Boardwalk Pipelines' interstate pipelines are subject to regulation by PHMSA, which is part of the DOT. PHMSA regulates the design, installation, testing, construction, operation, and maintenance of existing interstate natural gas and NGLs pipeline facilities. PHMSA regulation currently requires pipeline operators to implement integrity management programs, including frequent inspections, remediation of certain identified anomalies and other measures to promote pipeline safety in HCAs, MCAs, Class 1 and 2 areas (depending on the potential impacts of a risk event), Class 3 and Class 4 areas, as well as in areas unusually sensitive to environmental damage and commercially navigable waterways. PHMSA has revised its standards from time-to-time. In October 2019, PHMSA published a final rule imposing numerous new requirements, also known as the Mega Rule, on onshore gas transmission pipelines relating to MAOP reconfirmation and exceedance reporting, the integrity assessment of additional pipeline mileage found in MCAs and Class 3 and Class 4 non-HCAs by 2033, and the consideration of seismicity as a risk factor in integrity management. PHMSA published a second final rule in October 2019 for hazardous liquid transmission and gathering pipelines that significantly extends and expands the reach of certain of its integrity management requirements, and that requires the accommodation of in-line inspection tools by 2039 unless the pipeline cannot be modified to permit such accommodation, increased annual, accident and safety-related conditional reporting requirements, and expanded use of leak detection systems beyond HCAs. Certain aspects of that rule are currently in court review. PHMSA also published final rules during February and July 2020 that amended the minimum safety requirements related to natural gas storage facilities, including wells, wellbore tubing and casing, and added applicable reporting requirements. In June 2021, PHMSA issued an Advisory Bulletin advising pipeline and pipeline facility operators of applicable requirements to update their inspection and maintenance plans for the elimination of hazardous leaks and minimization of natural gas released from pipeline facilities. PHMSA and state regulators reportedly began their review of these plans in 2022, and in May 2023, PHMSA published a proposed rule that would enhance requirements for detecting and repairing leaks on new and existing natural gas distribution, gas transmission, and gas gathering pipelines. In August 2022, PHMSA published another final rule expanding the Management of Change process, extending corrosion control requirements for gas transmission pipelines, adding requirements that operators ensure no conditions exist following an extreme weather event that could adversely affect the safe operation of the pipeline, and adopting repair criteria for non-HCAs similar to those applicable to HCAs. In September 2023, PHMSA published a proposed rule that would enhance the safety requirements for gas distribution pipelines and require updates to distribution integrity management programs, emergency response plans, operations and maintenance manuals, and other safety practices. These new and any future regulations adopted by PHMSA have imposed and may impose more stringent requirements applicable to integrity management programs and other pipeline safety aspects of Boardwalk Pipelines' operations, which is expected to cause Boardwalk Pipelines to incur increased capital and operating costs, may cause it to experience operational delays and may result in potential adverse impacts to its ability to reliably serve its customers.

States have jurisdiction over certain of Boardwalk Pipelines' intrastate pipelines and have adopted regulations similar to existing PHMSA regulations. State regulations may impose more stringent requirements than found under federal law that affect Boardwalk Pipelines' intrastate operations. Compliance with these rules over time generally has resulted in an overall increase in maintenance costs. The imposition of new or more stringent pipeline safety rules applicable to natural gas or NGL pipelines, or any issuance or reinterpretation of guidance from PHMSA or any state agencies, could cause Boardwalk Pipelines to install new or modified safety controls, pursue additional capital projects or conduct maintenance programs on an accelerated basis, any or all of which could result in Boardwalk Pipelines incurring increased capital and operating costs, experiencing operational delays and suffering potential adverse impacts to its operations or ability to reliably serve its customers. Requirements that are imposed under the 2011 Act, the 2016 Act, the 2020 Act or other pipeline safety legislation or implementing regulations, may also increase Boardwalk Pipelines' capital and operating costs or impact the operation of its pipelines.

Boardwalk Pipelines has entered into certain firm transportation contracts with shippers that utilize the design capacity of certain of its pipeline assets, based upon the authority Boardwalk Pipelines received from PHMSA to operate those pipelines at higher than normal operating pressures of up to 0.80 of the pipeline's SMYS under issued permits with specific conditions. PHMSA retains discretion to withdraw or modify this authority. If PHMSA were to withdraw or materially modify such authority, it could affect Boardwalk Pipelines' ability to transport all of its contracted quantities of natural gas on these pipeline assets and it could incur significant additional costs to reinstate this authority or to develop alternate ways to meet its contractual obligations.

Boardwalk Pipelines' actual construction and development costs could exceed its forecasts; its anticipated cash flow from construction and development projects will not be immediate; and its construction and development projects may not be completed on time or at all.

Boardwalk Pipelines has been and is currently engaged in several construction projects involving its existing assets and the construction of new facilities for which it has expended or will expend significant capital. Boardwalk Pipelines expects to continue to engage in the construction of additional growth projects and modifications of its system. When Boardwalk Pipelines builds a new pipeline or expands or modifies an existing facility, the design, construction and development occurs over an extended period of time, and it will not receive any revenue or cash flow from that project until after it is placed into commercial service. On Boardwalk Pipelines' interstate pipelines there are several years between when the project is announced and when customers begin using the new facilities. During this period, Boardwalk Pipelines spends capital and incurs costs without receiving any of the financial benefits associated with the projects. The construction of new assets involves regulatory (federal, state and local), landowner opposition, environmental, activist, legal, political, materials and labor costs, as well as operational and other risks that are difficult to predict and some are beyond Boardwalk Pipelines' control. A project may not be completed on time or at all due to a variety of factors, may be impacted by significant cost overruns or may be materially changed prior to completion as a result of developments or circumstances that Boardwalk Pipelines is not aware of when it commits to the project. Any of these events could result in material unexpected costs or have a material adverse effect on Boardwalk Pipelines' ability to realize the anticipated benefits from its growth projects.

Boardwalk Pipelines may face opposition to the operation of its pipelines and facilities, construction or expansion of facilities and new pipeline projects from various groups.

Boardwalk Pipelines may face opposition to the operation of its pipelines and facilities, construction or expansion of its facilities and new pipeline projects from governmental officials, environmental groups, landowners, communities, tribal or local groups and other advocates. Such opposition could take many forms, including organized protests, attempts to block or sabotage Boardwalk Pipelines' operations, acts of eco-terrorism, intervention in regulatory or administrative proceedings involving Boardwalk Pipelines' assets, or lawsuits or other actions designed to prevent, disrupt or delay the operation of its assets and business. For example, repairing Boardwalk Pipelines' pipelines often involves securing consent from individual landowners to access their property; one or more landowners may resist Boardwalk Pipelines' efforts to make needed repairs, which could lead to an interruption in the operation of the affected pipeline or facility for a period of time that is significantly longer than would have otherwise been the case. Acts of sabotage or eco-terrorism could cause significant damage or injury or death to people, property or the environment and lead to extended interruptions of Boardwalk Pipelines' operations and material damages and costs.

Market conditions, including the price differentials between natural gas supplies and market demand for natural gas, may reduce the transportation rates that Boardwalk Pipelines can charge on certain portions of its pipeline systems.

Each year a portion of Boardwalk Pipelines' firm natural gas transportation contracts expire and need to be replaced or renewed. As a result of market conditions, Boardwalk Pipelines may renew some expiring contracts at lower rates or for shorter terms than in the past. The transportation rates Boardwalk Pipelines is able to charge customers are heavily influenced by market trends (both short and longer term), including the available supply, geographical location of natural gas production, the competition between producing basins, competition with other pipelines for supply and markets, the demand for gas by end-users such as power plants, petrochemical facilities and LNG export facilities and the price differentials between the gas supplies and the market demand for the gas (basis differentials).

Changes in energy prices, including natural gas, oil and NGLs, impact the supply of and demand for those commodities, which impact Boardwalk Pipelines' business.

Boardwalk Pipelines' customers, especially producers and certain plant operators, are directly impacted by changes in commodity prices. The prices of natural gas, oil and NGLs fluctuate in response to changes in both domestic and worldwide supply and demand, market uncertainty and a variety of additional factors, including for natural gas, the realization of potential LNG exports and demand growth within the power generation market. Volatility in the pricing levels of natural gas, oil and NGLs could adversely affect the businesses of certain of Boardwalk Pipelines' producer customers and could result in defaults or the non-renewal of Boardwalk Pipelines' contracted capacity when existing contracts expire. Commodity prices could affect the operations of certain of Boardwalk Pipelines' industrial customers, including the temporary closure or reduction of plant operations, resulting in decreased deliveries to those customers. Future increases in the price of natural gas and NGLs could make alternative energy and feedstock sources more competitive and decrease demand for natural gas and NGLs. A reduced level of demand for natural gas and NGLs could diminish the utilization of capacity on Boardwalk Pipelines' systems and reduce the demand of its services.

Boardwalk Pipelines is exposed to credit risk relating to default or bankruptcy by its customers.

Credit risk relates to the risk of loss resulting from the default by a customer of its contractual obligations or the customer filing bankruptcy. Boardwalk Pipelines has credit risk with both its existing customers and those supporting its growth projects. Credit risk exists in relation to Boardwalk Pipelines' growth projects, both because expansion customers make long-term firm capacity commitments to Boardwalk Pipelines for such projects and certain of those expansion customers agree to provide credit support as construction for such projects progresses. If a customer fails to post the required credit support or defaults during the growth project process, overall returns on the project may be reduced to the extent an adjustment to the scope of the project occurs or Boardwalk Pipelines is unable to replace the defaulting customer with a customer willing to pay similar rates.

Boardwalk Pipelines' credit exposure also includes receivables for services provided, future performance under firm agreements and volumes of gas owed by customers for imbalances or gas loaned by Boardwalk Pipelines to them under certain NNS and parking and lending ("PAL") services.

Boardwalk Pipelines' revolving credit facility contains operating and financial covenants that may restrict its business and financing activities.

Boardwalk Pipelines' revolving credit facility contains operating and financial covenants that may restrict its ability to finance future operations or capital needs or to expand or pursue business activities. Its credit agreement limits its ability to make loans or investments, make material changes to the nature of its business, merge, consolidate or engage in asset sales, or grant liens or make negative pledges. This agreement also requires it to maintain a ratio of total consolidated debt to consolidated EBITDA (as defined in the credit agreement) of not more than 5.0 to 1.0, or up to 5.5 to 1.0 for the three quarters following a qualified acquisition or series of acquisitions, where the purchase price exceeds $100.0 million over a rolling 12-month period, which limits the amount of additional indebtedness Boardwalk Pipelines can incur to grow its business, and could require it to reduce indebtedness if its earnings before interest, income taxes, depreciation and amortization ("EBITDA") decreases to a level that would cause it to breach this covenant. Future financing agreements Boardwalk Pipelines may enter into could contain similar or more restrictive covenants or may not be as favorable as those under its existing indebtedness.

Boardwalk Pipelines' ability to comply with the covenants and restrictions contained in its credit agreement may be affected by events beyond its control, including economic, financial and market conditions. If market or economic conditions or its financial performance deteriorate, its ability to comply with these covenants may be impaired. If Boardwalk Pipelines is not able to incur additional indebtedness, it may be required to seek other sources of funding that may be on less favorable terms. If it defaults under its credit agreement or another financing agreement, significant additional restrictions may become applicable. In addition, a default could result in a significant portion of its indebtedness becoming immediately due and payable, and its lenders could terminate their commitment to make further loans to it. If such event occurs, Boardwalk Pipelines may not be able to obtain sufficient funds to make these accelerated payments.

Boardwalk Pipelines' indebtedness could affect its ability to meet its obligations and may otherwise restrict its activities.

As of December 31, 2023, Boardwalk Pipelines had $3.3 billion in principal amount of long-term debt outstanding. This level of debt requires significant interest payments. Boardwalk Pipelines' inability to generate sufficient cash flow to satisfy its debt obligations, or to refinance its obligations on commercially reasonable terms, would have a material adverse effect on its business. Boardwalk Pipelines' indebtedness could have important consequences. For example, it could:

- limit Boardwalk Pipelines' ability to borrow money for its working capital, capital expenditures, debt service requirements or other general business activities;

- impact Boardwalk Pipelines' ratings received from credit rating agencies;

- increase Boardwalk Pipelines' vulnerability to general adverse economic and industry conditions; and

- limit Boardwalk Pipelines' ability to respond to business opportunities, including growing its business through acquisitions.

Boardwalk Pipelines is permitted, under its revolving credit facility and the indentures governing its notes, to incur additional debt, subject to certain limitations under its revolving credit facility and the indentures governing the notes. If Boardwalk Pipelines incurs additional debt, its increased leverage could also result in or exacerbate the consequences described above.

Limited access to the debt markets and increases in interest rates could adversely affect Boardwalk Pipelines' business.

Boardwalk Pipelines anticipates funding its capital and other spending requirements through its available financing options, including cash generated from operations, borrowings under its revolving credit facility and issuances of additional debt. Changes in the debt markets, including market disruptions, limited liquidity, and an increase in interest rates, may increase the cost of financing as well as the risks of refinancing maturing debt. This may affect its ability to raise needed funding and reduce the amount of cash available to fund its operations or growth projects or refinance maturing debt. If the debt markets were not available, it is not certain if other adequate financing options would be available to Boardwalk Pipelines on terms and conditions that it would find acceptable.

Any disruption in the debt markets could require Boardwalk Pipelines to take additional measures to conserve cash until the markets stabilize or until it can arrange alternative credit arrangements or other funding for its business needs. Such measures could include reducing or delaying business activities, reducing its operations to lower expenses and reducing other discretionary uses of cash. Boardwalk Pipelines may be unable to execute its growth strategy or take advantage of certain business opportunities.

Pandemics or other outbreaks of contagious diseases and the measures to mitigate their spread could materially adversely affect Boardwalk Pipelines' business, financial condition and results of operations and those of its customers, suppliers and other business partners.

The global outbreak of the COVID-19 pandemic and measures to mitigate the spread of COVID-19 caused unprecedented disruptions to the global and U.S. economies and impacted global demand for oil and petrochemical products. Future pandemics and other outbreaks of contagious diseases could result in similar or worse impacts and significant business and operational disruptions, including business closures, supply chain disruptions, travel restrictions, stay-at-home orders and limitations on the availability of workforces. Although Boardwalk Pipelines' operations are considered essential critical infrastructure under current Cybersecurity and Infrastructure Security Agency guidelines, if significant portions of Boardwalk Pipelines' workforce are unable to work effectively, including because of illness or quarantines or from the impacts of any potential future pandemics and other outbreaks of contagious diseases, its business could be materially adversely affected. Boardwalk Pipelines may also be unable to perform fully on its contracts, and its costs may increase as a result of any potential future pandemics and other outbreaks of contagious diseases. These cost increases may not be fully recoverable. It is possible that future pandemics and other outbreaks of contagious diseases could cause disruption in Boardwalk Pipelines' customers' business; cause delay, or limit the ability of its customers to perform, including in making timely payments to it. Future pandemics and other outbreaks of contagious diseases could impact capital markets, which may impact Boardwalk Pipelines' customers' financial position. Future pandemics and other outbreaks of contagious diseases may also have the effect of increasing several of the other risk factors contained herein.

Boardwalk Pipelines does not own all of the land on which its pipelines and facilities are located, which could result in disruptions to its operations.

Substantial portions of Boardwalk Pipelines' pipelines, storage and other facilities are constructed and maintained on property owned by others pursuant to rights-of-way, easements, permits, licenses or consents, and Boardwalk Pipelines is subject to the possibility of more onerous terms and/or increased costs to retain necessary land use rights if it does not have valid land use rights or if such land use rights lapse or terminate. Some of the rights to construct and operate Boardwalk Pipelines' pipelines storage or other facilities on land owned by third parties and governmental agencies that it obtains are for specific periods of time. Boardwalk Pipelines cannot guarantee that it will always be able to renew, when necessary, existing land use rights or obtain new land use rights without experiencing significant costs or experiencing landowner opposition. Any loss of these land use rights with respect to the operation of Boardwalk Pipelines' pipelines, storage and other facilities, through its inability to acquire or renew right-of-way or easement contracts or permits, licenses, consents or otherwise, could have a material adverse effect on its operations.

Boardwalk Pipelines may not be successful in executing its strategy to grow and diversify its business.

Boardwalk Pipelines relies primarily on the revenues generated from its natural gas transportation and storage services. Negative developments in these services have significantly greater impact on Boardwalk Pipelines' financial condition and results of operations than if it maintained more diverse assets. Boardwalk Pipelines' ability to grow, diversify and increase cash flows will depend, in part, on its ability to expand its existing business lines and to close and execute on accretive acquisitions. Boardwalk Pipelines may not be successful in acquiring or developing such assets or may do so on terms that ultimately are not profitable.

Boardwalk Pipelines' ability to replace expiring gas storage contracts at attractive rates or on a long-term basis and to sell short-term services at attractive rates or at all are subject to market conditions.

Boardwalk Pipelines owns and operates substantial natural gas storage facilities. The market for the storage and PAL services that it offers is impacted by the factors and market conditions discussed above for Boardwalk Pipelines' transportation services, and is also impacted by natural gas price differentials between time periods, such as winter to summer (time period price spreads), and the volatility in time period price spreads. When market conditions cause a narrowing of time period price spreads and a decline in the price volatility of natural gas, these factors adversely impact the rates Boardwalk Pipelines can charge for its storage and PAL services.

Boardwalk Pipelines' operations are subject to catastrophic losses, operational hazards and unforeseen interruptions for which it may not be adequately insured.

There are a variety of operating risks inherent in transporting and storing natural gas, ethylene and NGLs, such as leaks and other forms of releases, explosions, fires, cybersecurity attacks and mechanical problems, which could have catastrophic consequences. Additionally, the nature and location of Boardwalk Pipelines' business may make it susceptible to catastrophic losses from hurricanes or other named storms, particularly with regard to its assets in the Gulf Coast region, cold freezes, snow storms, windstorms, earthquakes, hail and other severe weather. Any of these or other similar occurrences could result in the disruption of Boardwalk Pipelines' operations, substantial repair costs, personal injury or loss of life, significant damage to property, environmental pollution, impairment of its operations and substantial financial losses. The location of pipelines in HCAs, which includes populated areas, residential areas, commercial business centers and industrial sites, could significantly increase the level of damages resulting from some of these risks.

Boardwalk Pipelines currently possesses property, business interruption, cybersecurity threat and general liability insurance, but proceeds from such insurance coverage may not be adequate for all liabilities or expenses incurred or revenues lost. Moreover, such insurance may not be available in the future at commercially reasonable costs and terms. The insurance coverage Boardwalk Pipelines does obtain may contain large deductibles or fail to cover certain events, hazards or potential losses.

Risks Related to Us and Our Subsidiary, Loews Hotels & Co

Loews Hotels & Co's business may be materially adversely affected by various operating risks common to the hospitality industry, many of which are beyond Loews Hotels & Co's control.

Loews Hotels & Co owns and operates hotels that have different economic characteristics than many other real estate assets. A typical office property, for example, has long-term leases with third-party tenants, which provide a relatively stable long-term stream of revenue. Hotels, on the other hand, generate revenue from guests that typically stay at the hotel for only a few nights, which causes the room rate and occupancy levels at each hotel to change nearly every day, and results in earnings that can be highly volatile.

In addition, Loews Hotels & Co's properties are subject to various operating risks common to the hospitality industry, many of which are beyond Loews Hotels & Co's control, including:

- changes in general economic conditions, including the severity and duration of any downturn in the U.S. or global economy and financial markets, as well as more localized changes in the economy of each hotel's geographic location;

- increases in the costs of supplies, furniture, fixtures, equipment, labor, workers' compensation, benefits, insurance, food and beverage, commodities, energy and unanticipated costs or cost increases due to inflation or resulting from force majeure events, new or different federal, state or local governmental regulations, including tariffs, constrained supply, and other factors that may not be offset by increased revenues;

- disruptions or delays in Loews Hotels & Co's supply chain for goods and materials, including those used for hotel development, renovations and operations;

- labor supply disruptions or shortages;

- war, political conditions or civil unrest, terrorist activities or threats and heightened travel security measures instituted in response to these events;

- outbreaks of pandemic or contagious diseases, such as the recent coronavirus;

- federal, state or local government-mandated travel restrictions and/or shut-down orders of hotels or other drivers that reduce demand for hotel businesses;

- natural or man-made disasters or other catastrophes;

- material reductions or prolonged interruptions of public utilities and services;

- decreased corporate or government travel-related budgets and spending and cancellations, deferrals or renegotiations of group business due to self-imposed and/or government-mandated travel restrictions, adverse economic conditions or otherwise;

- decreased need for business-related travel due to innovations in business-related technology;

- the financial condition and general operational condition of the airline, automotive and other transportation-related industries and its impact on travel;

- decreased airline capacities and routes and disruption in airline operations;

- competition from other hotels, cruise lines and alternative accommodations, such as Airbnb, in the markets in which Loews Hotels & Co operates;

- requirements for periodic capital reinvestment to maintain and upgrade hotels;

- the costs and administrative burdens associated with compliance with applicable laws and regulations, including those associated with responding to requests or demands of regulators or other governmental authorities, whether currently existing or implemented in the future, including, those pertaining to the environmental impact of Loews Hotels & Co's operations, and those arising out of mitigation efforts associated with pandemics or outbreaks of contagious diseases;

- organized labor activities, which could cause a diversion of business from hotels involved in labor negotiations and loss of business for Loews Hotels & Co's properties generally as a result of certain labor tactics;

- changes in the desirability of particular locations or travel patterns of customers, including the possibility that travelers may be inclined to seek alternatives to large public gatherings, such as conferences and conventions, out of safety concerns associated with pandemics or outbreaks of contagious diseases and associated mitigation efforts, or with respect to the underlying attractions supporting the desirability of a particular location, such as, in the case of Loews Hotels & Co's immersive destination properties, the Universal theme parks for its Orlando, Florida properties, and stadiums, arenas and convention centers for properties in other markets;

- geographic concentration of operations and customers;

- shortages of desirable locations for development; and

- relationships with third-party property owners, developers, landlords, tenants, suppliers and joint venture partners, including the risk that such third-parties may encounter financial difficulties, may not fulfill material obligations, may terminate management, lease, supply, joint venture or other agreements with Loews Hotels & Co, may, in the case of landlords, seek material increases or improvements from Loews Hotels & Co in order to renew leases to Loews Hotels & Co, and/or may, in the case of tenants, seek material discounts or concessions from Loews Hotels & Co in order to renew leases from Loews Hotels & Co, and/or may, in the case of joint venture partners, prevent Loews Hotels & Co from making unilateral decisions with respect to material matters relating to specific properties.

In addition to materially affecting the business of Loews Hotels & Co generally, these factors, and the reputational repercussions of these factors, could materially adversely affect, and from time to time have materially adversely affected, individual hotels and hotels in particular regions.

Loews Hotels & Co is exposed to the risks resulting from significant investments in owned and leased real estate, including through ownership interests in partnerships and joint ventures, which could increase its costs, reduce its profits, limit its ability to respond to market conditions or restrict its growth strategy.

Loews Hotels & Co's proportion of owned and leased properties, compared to the number of properties that it manages for third-party owners, may differ from that of some of its competitors. Real estate ownership and leasing is subject to risks not applicable to managed or franchised properties, including:

- real estate, insurance, zoning, tax, environmental and eminent domain laws;

- the ongoing need for owner-funded capital improvements and expenditures to maintain or upgrade properties;

- risks associated with mortgage debt, including the possibility of default, fluctuating interest rate levels, compliance with covenants that may include or result in principal amortization or the acceleration of repayment and the availability of financing, including the possibility of lenders electing to freeze or restrict loans secured by hospitality related assets or to not fund loans as anticipated or previously committed;

- risks associated with the possibility that cost increases will outpace revenue increases and that, in the event of an economic slowdown or other circumstances negatively affecting revenues, a high proportion of fixed costs will make it difficult to reduce costs to the extent required to offset declining revenues;

- risks associated with real estate and property leases, including the possibility of rent increases and the inability to renew or extend upon favorable terms;

- the potential impact of changes in general or local economic and market conditions, including the severity and duration of any downturn in the U.S., global or local economies and financial markets, on tenants of space leases within properties in which Loews Hotels & Co invests;

- the ability to exit or enter markets may not be able to be implemented in a time frame favorable to Loews Hotels & Co or be solely within Loews Hotels & Co's control;

- risks associated with real estate condominiums and similar structures, including the possibility of special assessments by condominiums that Loews Hotels & Co does not control;

- fluctuations in real estate values and potential impairments in the value of Loews Hotels & Co's assets; and

- the relative illiquidity of real estate compared to some other assets.

The hospitality industry is subject to seasonal and cyclical volatility.

The hospitality industry is seasonal in nature. The periods during which Loews Hotels & Co's properties experience higher revenues vary from property to property, depending principally upon location and the consumer base served. Historically, Loews Hotels & Co generally has experienced revenues and earnings that are lower in the third quarter of each year than in each of the other quarters. In addition, the hospitality industry is cyclical and demand generally follows the general economy on a lagged basis. The seasonality and cyclicality of its industry may contribute to fluctuations in Loews Hotels & Co's results of operations, financial condition, investment activity and cash flows.

Loews Hotels & Co operates in a highly competitive industry, both for customers and for the acquisition and/or development of new properties.

The hospitality industry is highly competitive. Loews Hotels & Co's properties compete with other hotels, cruises and alternative accommodations based on a number of factors, including room rates, quality of accommodations, service levels and amenities, location, brand affiliation, reputation and reservation systems. New hotels may be constructed and these additions to supply create new competitors, in some cases without corresponding increases in demand for hotel rooms. Some of its competitors also have greater financial and marketing resources than Loews Hotels & Co. In addition, travelers can book stays on websites and through applications that facilitate the short-term rental of homes and apartments from owners, thereby providing an alternative to hotel rooms.

Loews Hotels & Co also competes for hotel acquisitions and development projects with entities that have similar investment objectives as it does. This competition could limit the number of suitable investment opportunities. It may also increase the bargaining power of Loews Hotels & Co's counterparties, making it more difficult for Loews Hotels & Co to acquire or develop new properties on attractive terms or on the terms contemplated in its business plans.

Any deterioration in the quality or reputation of Loews Hotels & Co's brands, including brands used in its joint ventures and those it licenses, could have a material adverse effect on its reputation and business.

Loews Hotels & Co's brands, including those associated with its joint ventures (e.g., at its properties at Universal Orlando) and those it licenses (e.g., at its Live! by Loews – St. Louis and Live! by Loews – Arlington hotels), are among its most important assets. Its ability to attract and retain guests depends, in part, on the public recognition of its brands and their associated reputation. If its brands become obsolete or consumers view them as unfashionable or lacking in quality, or its brands or reputation are otherwise harmed, Loews Hotels & Co may be unable to attract guests to its properties, and may further be unable to attract or retain joint venture partners or hotel owners. Loews Hotels & Co's reputation may also suffer as a result of negative publicity regarding its hotels, including as a result of social media reports, regardless of the accuracy of such publicity. The continued expansion of media and social media formats has compounded the potential breadth and scope of negative publicity and has made it more difficult to control and effectively manage negative publicity.

Loews Hotels & Co's efforts to develop new properties and renovate existing properties could be delayed or become more expensive.

Loews Hotels & Co from time to time renovates its properties and, together with joint venture partners, is currently expanding its portfolio through the ground-up construction of new properties in Orlando, Florida and Arlington, Texas and in the future may similarly, alone or with joint venture partners, develop additional new properties. Often joint venture partners may also serve as developer. These renovation and construction efforts are subject to a number of risks, including:

- construction delays, changes to plans and specifications and cost overruns (including for labor and materials, unforeseeable site conditions, construction errors or design defects) that may increase project costs, cause new development projects to not be completed by lender or municipal imposed required completion dates or subject Loews Hotels & Co to cancellation penalties for reservations accepted;

- obtaining zoning, occupancy and other required licenses, permits or authorizations;

- changes in economic or other market conditions that may result in weakened or lack of demand or negative project returns;

- governmental restrictions on the size or kind of development;

- projects financed with construction debt are subject to risk that participating lenders may not fulfill their commitments when called upon as well as interest rate risk as uncertain timing and amount of draws may make effective hedging difficult or expensive to obtain, as well as the other risks associated with mortgage debt described above;

- delays resulting from pandemics or the outbreaks of contagious diseases and related containment efforts, including as they pertain to contractors, suppliers and inspectors required to review projects;

- weather delays and force majeure events, including earthquakes, tornados, hurricanes, floods, winter weather conditions and other natural or man-made catastrophes; and

- projects with adjacent demand generators under construction that become delayed causing opening delays of, or less revenue than anticipated from, hotels under development.

Additionally, renovating existing properties and developing new properties typically involve lengthy development periods during which significant amounts of capital must be funded before the properties begin to operate and generate revenue. If the cost of renovations or new development exceeds budgeted amounts, and/or the time period for development is longer than initially anticipated, Loews Hotels & Co's operating results could be reduced. Loews Hotels & Co has seen construction timelines lengthen due to various factors, including competition for skilled construction labor, challenges related to financing, disruption in the supply chain for materials, and the impact of pandemics or other outbreaks of contagious diseases and related mitigation efforts, and these or similar circumstances could continue or worsen in the future. Accordingly, there can be no assurance that all development pipeline projects will result in new hotels entering Loews Hotel & Co's system, or that those hotels will open when or perform as anticipated. Further, due to the lengthy development cycle, intervening adverse economic or other market conditions in general and as they apply to Loews Hotels & Co and its development partners may alter or impede the development plans, thereby resulting in incremental costs or potential impairment charges. In addition, using multiple sources of capital to develop new properties reduces or eliminates the ability of Loews Hotels & Co to cease commenced projects if the overall economic environment or other market conditions change. Moreover, during the early stages of operations, charges related to interest expense and depreciation may substantially detract from, or even outweigh, the profitability of certain new hotel investments.

Investing in hotel properties through ownership interests in partnerships and joint ventures is subject to inherent risks, including due to Loews Hotels & Co's lack of unilateral control over the investment.

Loews Hotels & Co has invested, and expects to continue to invest, in hotel properties or businesses through ownership interests in partnerships and joint ventures. Partners and joint venturers often have shared control over the operation of the property or business. Therefore, the operation of such properties or businesses is subject to inherent risk due to the shared nature of the enterprise and the need to reach agreements on material matters, including matters that may impact taxes or have other significant financial consequences. In addition, investments with other investors may involve risks such as the possibility that the partner or joint venturer might become bankrupt or not have the financial resources to meet its obligations, or have economic or business interests or goals that are inconsistent with Loews Hotels & Co's business interests or goals. Further, Loews Hotels & Co may be unable to take action without the approval of its partners or joint venturers, or its partners or joint venturers could take actions binding on the property without the consent of Loews Hotels & Co. Additionally, should a partner or joint venturer become bankrupt or otherwise fail to honor its financial obligations, Loews Hotels & Co could become liable for its share of liabilities.

Loews Hotels & Co's properties are geographically concentrated, which exposes its business to the effects of regional events and occurrences.

Loews Hotels & Co has a concentration of hotels in Florida. Specifically, as of December 31, 2023, eight hotels, representing 56% of rooms in its system, were located at Universal Orlando in Orlando, Florida and ten hotels, representing approximately 62% of rooms in its system, were located in Florida. Furthermore, there are three additional hotels under development in Orlando, Florida that would increase these numbers to 11 hotels in Orlando, Florida and 13 hotels in Florida. In the future, other existing or new geographies may present opportunities for new or additional investment that may create new or increased concentration risk. The concentration of hotels in one region, jurisdiction or a limited number of markets may expose Loews Hotels & Co to risks of adverse economic and other developments that are greater than if its portfolio were more geographically diverse. These developments could include, among others, regional economic downturns, an increase in burdensome governmental regulation, changes in the local political climate, a decline in the popularity of or access to area tourist attractions, such as theme parks, the failure of new tourist attractions to be developed or be successful in markets where new hotels are under development, significant increases in the number of Loews Hotels & Co's competitors' hotels in these markets and potentially higher local property, sales and income taxes, property insurance costs or other expenses in the geographic markets in which it is concentrated. In addition, Loews Hotels & Co's properties in Florida are subject to the effects of adverse acts of nature, such as hurricanes, strong winds and flooding, which have in the past caused damage to its hotels in Florida, and which may in the future be intensified as a result of climate change. Loews Hotels & Co's business may be significantly affected by other risks common to the Florida tourism industry. For example, the cost and availability of air services and the impact of any events that disrupt or reduce air travel to and from Florida for any reason can materially adversely affect its business.

Pandemics or other outbreaks of contagious diseases and efforts to mitigate their spread have had, and could in the future have, material adverse impacts on Loews Hotels & Co's results of operations, financial condition and cash flows.

In response to the spread of COVID-19, governments across the globe implemented measures to mitigate the spread of the virus, such as through lockdowns or stay-at-home orders, business closures, restrictions on travel, limitations on large group gatherings and quarantines, among others. Beyond the existence of governmental restrictions, the perception of health risks associated with COVID-19 limited business and leisure travel. The spread of the coronavirus and related containment efforts caused unprecedented disruptions to the global economy, including supply chains, air travel and normal business operations across sectors, including the hospitality industry that depends on active levels of business and leisure travel. Future pandemics or other outbreaks of contagious diseases may result in similar or more severe mitigation measures, perceptions of health risks and economic disruptions.

In response to COVID-19, Loews Hotels & Co temporarily suspended operations at the majority of its properties and, for a period after general operations resumed, occupancy rates were considerably lower for certain of its hotels compared to occupancy rates prior to the pandemic. As a result of the suspended operations and lower occupancy levels, revenues were lower, while operating costs were not reduced to the same extent. In addition, Loews Hotels & Co had to implement a number of new measures for the health and safety of its guests and employees, which increased its costs. Loews Hotels &

Co may have to implement similar responses to future pandemics or other outbreaks of contagious diseases, which may lead to similar or more severe effects.

As part of cost containment efforts at the outset of the COVID-19 pandemic, Loews Hotels & Co and many of its service providers and suppliers severed or put employees on unpaid leaves of absence. When conditions improved such that increased staffing levels were required, finding and attracting talent to fill certain roles that were furloughed or eliminated was challenging for Loews Hotels & Co and certain of its service providers and suppliers, which affected Loews Hotels & Co's ability to return to normal operations at certain of its hotels. Loews Hotels & Co and its service providers and suppliers may have to take similar actions in response to future pandemics or other outbreaks of contagious diseases, which may lead to similar or more severe effects.

The negative impacts of a pandemic or other outbreak of contagious disease, including the COVID-19 pandemic, on Loews Hotels & Co's business may substantially exacerbate the other risks facing Loews Hotels & Co, including those described in this section, and such impacts may linger beyond the containment and mitigation of any such pandemic or outbreak.

The growth and use of third-party reservation channels adversely affects Loews Hotels & Co's business.

A significant percentage of hotel rooms for guests at Loews Hotels & Co's properties is booked through internet-based travel agencies and other intermediaries. In most cases, Loews Hotels & Co has agreements with such intermediaries and pays them commissions and/or fees for sales of its rooms through their systems. If such bookings increase, these intermediaries may be able to obtain higher commissions or fees, reduced room rates or other significant concessions from Loews Hotels & Co. There can be no assurance that Loews Hotels & Co will be able to negotiate such agreements in the future with terms as favorable as those that exist today. Moreover, these intermediaries generally employ aggressive marketing strategies, including expending significant resources for online and television advertising campaigns to drive consumers to their websites and other outlets. As a result, consumers may develop brand loyalties to the intermediaries' offered brands, websites and reservations systems rather than to Loews Hotels & Co's brands.

Loews Hotels & Co's insurance coverage may not cover all possible losses, and it may not be able to renew its insurance policies on favorable terms, or at all.

Although Loews Hotels & Co maintains various property, casualty and other insurance policies, proceeds from such insurance coverage may not be adequate for all liabilities or expenses incurred or revenues lost. Additionally, insurance policies that it maintains may not be available in the future at commercially reasonable costs and terms. The insurance coverage Loews Hotels & Co maintains may contain large deductibles or may not cover all risks to which its properties are potentially subject.

Labor shortages could restrict Loews Hotels & Co's ability to operate its properties or grow its business or result in increased labor costs that could reduce its results of operations.

Loews Hotels & Co's properties are staffed 24 hours a day, seven days a week by thousands of employees. If it is unable to attract, retain, train and engage a sufficient number of skilled employees, its ability to manage and staff its properties adequately could be impaired, which could reduce customer satisfaction. Staffing shortages could also hinder its ability to grow and expand its business. Because payroll costs are a major component of the operating expenses at its properties, a shortage of skilled labor could also require higher wages that would increase its labor costs or temporarily ceasing to offer certain services, which could harm Loews Hotel & Co's reputation or guest satisfaction.

A portion of Loews Hotels & Co's labor force is covered by collective bargaining agreements.

A portion of Loews Hotels & Co's labor force is covered by collective bargaining agreements. Work slowdowns and stoppages and other labor problems could negatively affect Loews Hotels & Co's business and results of operations. A prolonged dispute with covered employees or any labor unrest, strikes or other business interruptions in connection with labor negotiations or otherwise could have an adverse impact on Loews Hotels & Co's operations. Adverse publicity in the marketplace related to union messaging could further harm its reputation and reduce customer demand for its services. Also, wage and/or benefit increases and/or changes to operational protocols resulting from new labor agreements may be significant and could have an adverse impact on its results of operations. Furthermore, Loews Hotels & Co could experience demands from labor unions that represent its employees for additional compensation, healthcare benefits, operational protocols or other terms in response to pandemics or the outbreak of contagious diseases that could increase costs. To the extent that Loews Hotels & Co's non-union employees join unions, Loews Hotels & Co would have greater exposure to risks associated with such labor problems. Furthermore, Loews Hotels & Co may have, or acquire in the future, multi-employer plans that are classified as "endangered," "seriously endangered," or "critical" status and a withdrawal in the future could result in the incurrence of a contingent liability that would be payable in an amount and at such time (or over a period of time) that would vary based on a number of factors at the time of (and after) withdrawal. Any such events or additional costs may have materially adverse effects.

Risks Related to Us and Our Unconsolidated Subsidiary, Altium Packaging

Altium Packaging's substantial indebtedness could affect its ability to meet its obligations and may otherwise restrict its activities.

Altium Packaging has a significant amount of indebtedness, which requires significant interest payments. Its inability to generate sufficient cash flow to satisfy its debt obligations, or to refinance its obligations on commercially reasonable terms, would have a material adverse effect on its business. Altium Packaging's substantial indebtedness could have other important consequences. For example, it could:

- limit its ability to borrow money for its working capital, capital expenditures, debt service requirements or other corporate purposes;

- increase its vulnerability to general adverse economic and industry conditions; and

- limit its ability to respond to business opportunities, including growing its business through acquisitions.

In addition, the credit agreements governing its current indebtedness contain, and any future debt instruments would likely contain, financial and other restrictive covenants, which impose operating and financial restrictions on it. As a result of these covenants, Altium Packaging could be limited in the manner in which it conducts its business and may be unable to engage in certain business activities or finance future operations or capital needs. Furthermore, a failure to comply with these covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on Altium Packaging.

Altium Packaging is exposed to changes in consumer preferences.

Sales of Altium Packaging's plastic containers depend heavily on the volume of sales made by its customers to consumers. Consequently, changes in consumer preferences for products in the industries that Altium Packaging serves or the packaging formats in which such products are delivered, whether as a result of changes in cost, convenience or health, environmental and social concerns or perceptions regarding plastics, may result in a decline in the demand for Altium Packaging's plastic container products.

Fluctuations in raw material prices and raw material availability may materially affect Altium Packaging's results of operations.

To produce its products, Altium Packaging uses large quantities of plastic resins and recycled plastic materials. It faces the risk that its access to these raw materials may be interrupted or that it may not be able to purchase these raw materials at prices that are acceptable to it. In general, Altium Packaging does not have long-term supply contracts with its suppliers, and its purchases of raw materials are subject to market price volatility. Although Altium Packaging generally is able to pass changes in the prices of raw materials through to its customers over a period of time, it may not always be able to do so or there may be a lag between when its costs increase and when it passes those costs through to its customers. It may not be able to pass through all future raw material price increases in a timely manner or at all due to competitive pressures. In addition, a sustained increase in resin and recycled plastic prices, relative to alternative packaging materials, would make plastic containers less economical for its customers and could result in reductions in the use of plastic containers. Any limitation on its ability to procure its primary raw materials or to pass through price increases in such materials in a timely manner could materially negatively affect Altium Packaging.

Altium Packaging's customers may increase their self-manufacturing.

Increased self-manufacturing by Altium Packaging's customers may have a material adverse impact on its sales volume and financial results. Altium Packaging believes that certain customers may engage in self-manufacturing over time at certain locations, particularly those where transportation costs are high, for products that have low complexity, and where customers have available space to install blow molding equipment.

Risks Related to Us and Our Subsidiaries Generally

In addition to the specific risks and uncertainties faced by our subsidiaries, as discussed above, we and all of our subsidiaries face additional risks and uncertainties described below.

Failures or interruptions in or breaches to our or our subsidiaries' computer systems or information technology or communication infrastructure or those of our third party vendors could materially and adversely affect our or our subsidiaries' operations.

We and our subsidiaries are dependent upon information technologies, computer and communication systems and networks, including those maintained by us and our subsidiaries and those maintained and provided to us and our subsidiaries by third parties (for example, "software-as-a-service" and cloud solutions), to conduct operations. We and our subsidiaries are dependent upon operational and financial computer and communication systems and information technology infrastructure to process the data necessary to conduct almost all aspects of our and their businesses. Any failure of our or our subsidiaries' systems or information technology infrastructure, or those of our or their customers, vendors or others with whom we and they do business, could materially disrupt business operations. Computer, telecommunications and other business facilities and systems could become unavailable or impaired from a variety of causes, including cyber attacks or other cyber incidents, storms and other natural disasters, terrorist attacks, fires, utility outages, theft, design defects, human error or complications encountered as existing systems are replaced or upgraded. Cyber attacks and other cyber incidents are occurring more frequently, are constantly evolving in nature, are becoming more difficult to prevent, detect and remediate, and are being carried out by groups and individuals with a wide range of expertise and motives, and that may have the backing of foreign governmental actors. The U.S. government has issued public warnings that indicate energy assets may be specific targets of cyber attacks, which can have catastrophic consequences, and hotel chains, among other consumer-facing businesses, have been subject to various cyber attacks targeting payment card and other sensitive consumer information. Cyber attacks and cyber incidents take many forms, including cyber extortion, denial of service, social engineering, introduction of viruses or malware, exploiting vulnerabilities in hardware, software or other infrastructure, hacking, website defacement, theft of passwords and other credentials, unauthorized use of computing resources for digital currency mining and business email compromise.

As with other large companies, we and our subsidiaries and our and their third party vendors have experienced cyber attacks and other cyber incidents and expect this to continue. For example, CNA was subjected to a sophisticated cybersecurity incident involving ransomware in March 2021. In addition, one of CNA's vendors also experienced a cybersecurity incident during the second quarter of 2023. For additional information about these incidents, see "*Risks Related to Us and Our Subsidiary, CNA Financial Corporation*" above under this Part I, Item 1A, and for a discussion of certain aspects of our approach to cybersecurity risk management and strategy, see Item 1C. Cybersecurity. If we and our subsidiaries and our and their third party vendors do not allocate and effectively manage the resources necessary to continue to build and maintain our and their information technology security infrastructure, or if we or our subsidiaries or our or our subsidiaries' vendors fail to timely identify or appropriately respond to cyber attacks or other cyber incidents, then this may, in addition to other consequences, disrupt our and our subsidiaries' operations, cause significant damage to our or their assets and surrounding areas, cause loss of life or serious bodily injury, impact our or their data framework or cause a failure to protect personal information of customers, employees or others.

The foregoing risks relating to disruption of service, interruption of operations and data loss could impact our and our subsidiaries' ability to timely perform critical business functions, resulting in disruption or deterioration in our and our subsidiaries' operations and business and expose us and our subsidiaries to significant financial losses and monetary and reputational damages. In addition, potential exposures include substantially increased compliance costs and required computer system upgrades and security related investments. The breach of confidential information also could give rise to legal liability and regulatory action under data protection and privacy laws and regulations, both in the U.S. and foreign jurisdictions.

From time to time we and our subsidiaries may be subject to litigation, for which we and they may be unable to accurately assess the level of exposure and which if adversely determined, may have a significant adverse effect on our or their financial condition or results of operations.

We and our subsidiaries are or may become parties to legal proceedings and disputes. These matters may include, among others, contract disputes, claims and coverage disputes, reinsurance disputes, personal injury and wrongful death claims, environmental claims or proceedings, asbestos and other toxic tort claims, intellectual property disputes, disputes related to employment and tax matters and other litigation incidental to our or their businesses. For instance, we and certain of our Boardwalk Pipelines-related subsidiaries are defendants in a class action litigation in the State of Delaware related to our 2018 acquisition of the Boardwalk Pipelines limited partnership units not already owned by our affiliates. For additional information regarding this matter, see Note 18 of the Notes to Consolidated Financial Statements included under Item 8.

Litigation is inherently subject to great uncertainty and it is difficult to predict the outcome or effect of any litigation matters. The outcome of any pending or future litigation could have a significant adverse impact on our or our subsidiaries' financial condition or results of operations.

Acts of terrorism could harm us and our subsidiaries.

Terrorist attacks and the continued threat of terrorism in the United States or abroad, the continuation or escalation of armed hostilities or the outbreak of additional hostilities, including military and other action by the United States, its allies or other nations, could have a significant impact on us and the assets and businesses of our subsidiaries. CNA issues coverages that are exposed to risk of loss from an act of terrorism. Terrorist acts or the threat of terrorism could also result in increased political, economic and financial market instability, a decline in energy consumption and volatility in the price of oil and gas, which could affect the market for Boardwalk Pipelines' transportation and storage services. In addition, terrorist attacks could lead to reductions in business travel and tourism which could harm Loews Hotels & Co. While our subsidiaries take steps that they believe are appropriate to secure their assets, there is no assurance that they can completely secure them against a terrorist attack or obtain adequate insurance coverage for terrorist acts at reasonable rates.

Our subsidiaries face significant risks related to compliance with environmental laws.

Our subsidiaries have extensive obligations and financial exposure related to compliance with federal, state, local, foreign and international environmental laws, including those relating to the discharge of substances into the environment, the disposal, removal or cleanup of hazardous wastes and other activities relating to the protection of the environment. Many of such laws have become increasingly stringent in recent years and may in some cases impose strict liability, which could be substantial, rendering a person liable for environmental damage without regard to negligence or fault on the part of that person. For example, Boardwalk Pipelines is subject to extensive federal, state and local laws and regulations relating to protection of the environment. Such laws and regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of various substances, including hazardous substances and waste and in connection with spills, releases, discharges and emissions of various substances into the environment. In addition, Altium Packaging may be adversely affected by laws or regulations concerning environmental matters that increase the cost of producing, or otherwise adversely affect the demand for, plastic products. Further, existing environmental laws or the interpretation or enforcement thereof may be amended and new laws may be adopted in the future.

Loss of key vendor relationships or issues relating to the transitioning of vendor relationships could result in a materially adverse effect on our and our subsidiaries' operations.

We and our subsidiaries rely on products, equipment and services provided by many third-party suppliers, manufacturers and service providers in the United States and abroad, which exposes us and them to volatility in the quality, price and availability of such items. These include, for example, vendors of computer hardware, software and services, as well as other critical materials and services (including, in the case of CNA, claims administrators performing significant claims administration and adjudication functions). Certain products, equipment and services may be available from a limited number of sources. If one or more key vendors becomes unable to continue to provide products, equipment or services at the requisite level for any reason, or fails to protect our proprietary information, including in some cases personal information of employees, customers, hotel guests or others, we and our subsidiaries may experience a material adverse effect on our or their business, operations and reputation.

We could incur impairment charges related to the carrying value of the long-lived assets and goodwill of our subsidiaries and our equity method investments.

We and our subsidiaries regularly evaluate our and their long-lived assets and goodwill for impairment whenever events or changes in circumstances indicate the carrying value of these assets may not be recoverable. Most notably, we could incur impairment charges related to the carrying value of pipeline and storage assets at Boardwalk Pipelines, our equity method investment in Altium Packaging and hotel investments owned by Loews Hotels & Co.

We and our subsidiaries also test goodwill for impairment on an annual basis or when events or changes in circumstances indicate that a potential impairment exists. Asset impairment evaluations by us and our subsidiaries with respect to both long-lived assets and goodwill are, by nature, highly subjective. The use of different estimates and assumptions could result in materially different carrying values of our assets which could impact the need to record an impairment charge and the amount of any charge taken.

Pandemics or other outbreaks of contagious diseases and efforts to mitigate their spread have had, and could in the future have, widespread impacts on the way we and our subsidiaries operate.

The spread of COVID-19 and mitigating measures caused unprecedented disruptions to the global economy and normal business operations across sectors and countries, including the sectors and countries in which we and our subsidiaries operate. Future pandemics or other outbreaks of contagious diseases, and efforts to mitigate their spread, may result in similar or worse economic implications and disruptions, including on our and our subsidiaries' businesses.

We are a holding company and derive substantially all of our income and cash flow from our subsidiaries.

We rely upon our invested cash balances and distributions from our subsidiaries to generate the funds necessary to meet our obligations and to declare and pay any dividends to holders of our common stock. Our subsidiaries are separate and independent legal entities and have no obligation, contingent or otherwise, to make funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiaries to pay dividends is subject to, among other things, the availability of sufficient earnings and funds in such subsidiaries, applicable state laws, including in the case of the insurance subsidiaries of CNA, laws and rules governing the payment of dividends by regulated insurance companies, and their compliance with covenants in their respective loan agreements. Claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our creditors and shareholders.

We and our subsidiaries face competition for senior executives and qualified specialized talent.

We and our subsidiaries depend on the services of our key personnel, who possess skills critical to the operation of our and their businesses. Our and our subsidiaries' executive management teams are highly experienced and possess extensive skills in their relevant industries. The ability to retain senior executives and to attract and retain highly skilled professionals and personnel with specialized industry and technical experience is important to our and our subsidiaries' success and future growth. Competition for this talent can be intense, and we and our subsidiaries may not be successful in our efforts. The unexpected loss of the services of these individuals could have a detrimental effect on us and our subsidiaries and could hinder our and their ability to effectively compete in the various industries in which we and they operate.

Increasing scrutiny and changing expectations from stakeholders with respect to ESG practices may impose additional costs on us and our subsidiaries or expose us and our subsidiaries to new or additional risks.

Companies across all industries are facing increasing scrutiny from stakeholders related to their ESG practices. Certain influential investors in recent years have been focused on ESG practices and have placed increasing importance on the implications and social cost of their investments. In addition, organizations that provide information on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters, and many of these ratings processes are inconsistent with each other. Such ratings are used by some investors to inform their investment and voting decisions. Regardless of the industry, investors' increased focus and activism related to ESG and similar matters may hinder access to, or increase the cost of, capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company's ESG practices. In addition, other stakeholders, including customers, employees, suppliers, regulators and ratings agencies, have also been focused on ESG matters.

Companies have also increasingly been requested by stakeholders to create and publish disclosures regarding their ESG practices. While we and our subsidiaries may make such disclosures from time to time, many of the statements in those disclosures may not be material and may be based on expectations and assumptions that may not be representative of actual risks or events or forecasts of expected risks or events. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters.

As a holding company, our stakeholders generally focus on the ESG practices across our enterprise, including those at our subsidiaries. As our subsidiaries operate in different industries, the particular ESG issues that stakeholders tend to focus on differ from subsidiary to subsidiary. For instance, as a property and casualty insurer, CNA's stakeholders may focus on the ESG practices of companies in which CNA invests, while Boardwalk Pipelines' stakeholders may focus on climate change and emissions from Boardwalk Pipelines' operations and Loews Hotels & Co's stakeholders may focus on the carbon footprint of its properties.

Companies that do not adapt to or comply with investor or other stakeholder expectations and standards, which are evolving, or that are perceived to have not responded appropriately to the growing concern regarding ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and other adverse consequences. Additionally, to the extent ESG matters negatively impact our reputation, we may not be able to compete as effectively to recruit or retain employees, which may adversely affect our operations.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

Identifying, assessing, and managing material cybersecurity risks is an important component of our overall enterprise risk management program. As with the management of risks generally, given our holding company structure, the management of cybersecurity risks involves coordination between the parent company and our subsidiaries.

The parent company and each subsidiary are responsible for developing cybersecurity programs appropriate for their respective entities, including as may be required by applicable law or regulation. These programs have been developed based on the National Institute of Standards and Technology Cybersecurity Framework and seek to protect each entity against cybersecurity risks and foster each entity's ability to respond to cybersecurity events. Among other things, these programs generally involve maturity evaluations and assessments by third parties, vulnerability scanning, employee testing and training, technical and business team-focused tabletop exercises, incident response plans and data security assessments of third-party service providers as a part of vendor management.

Risks from cybersecurity threats, in the future may, among other things, cause material disruptions to our or our subsidiaries' operations, which may materially affect our results of operations and/or financial condition. For more information about these risks, see the risk factor titled "*Failures or interruptions in or breaches to our or our subsidiaries' computer systems or information technology or communication infrastructure or those of our third party vendors could materially and adversely affect our or our subsidiaries' operations*" under Item 1A.

Governance

Our Board has assigned oversight of cybersecurity risk management to the Audit Committee. The Audit Committee regularly receives reports from our and our subsidiaries' management, including our and our subsidiaries' senior information technology ("IT") leadership, and third parties on cybersecurity matters. In addition, the Board receives reports addressing cybersecurity as part of our overall enterprise risk management program and to the extent cybersecurity matters are addressed in regular business updates.

Senior IT leadership (generally, chief information officers and/or chief information security officers) at the parent company and each subsidiary are responsible for developing cybersecurity programs appropriate for their respective entities, including as may be required by applicable law or regulation. These individuals' expertise in IT and cybersecurity generally has been gained from a combination of education, including relevant degrees and/or certifications, and prior work experience. They are informed by their respective cybersecurity teams about, and monitor, the prevention, detection, mitigation and remediation of cybersecurity incidents as part of the cybersecurity programs described above.

Information regarding cybersecurity risks may be elevated from senior IT leadership through a variety of different channels, including discussions between or among subsidiary and parent company management, reports to subsidiary and parent company risk committees and reports to subsidiary and parent company boards and board committees. As noted above, the Audit Committee regularly receives reports on cybersecurity matters from our and our subsidiaries' senior IT leadership.

Item 2. Properties.

Our corporate headquarters is located in leased office space in New York City. Information relating to our subsidiaries' properties is contained under Item 1.

Item 3. Legal Proceedings.

Information on our legal proceedings is included in Note 18 of the Notes to Consolidated Financial Statements, included under Item 8.

Item 4. Mine Safety Disclosures.

Not applicable.

<p align="center">**PART II**</p>

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed on the New York Stock Exchange under the symbol "L".

The following graph compares annual total return of our Common Stock, the Standard & Poor's 500 Composite Stock Index ("S&P 500 Index") and our peer group set forth below ("Loews Peer Group") for the five years ended December 31, 2023. The graph assumes that the value of the investment in our Common Stock, the S&P 500 Index and the Loews Peer Group was $100 on December 31, 2018 and that all dividends were reinvested.



	2018	2019	2020	2021	2022	**2023**
Loews Common Stock	100.0	115.89	100.03	128.92	130.74	**156.60**
S&P 500 Index	100.0	131.49	155.68	200.37	164.08	**207.21**
Loews Peer Group (a)	100.0	125.73	108.49	138.57	164.06	**173.13**

(a)   The Loews Peer Group consists of the following companies that are industry peers of our principal operating subsidiaries or our investment in Altium Packaging: Berry Global, Inc., Chubb Limited, Diamond Rock Hospitality Company, Enbridge Inc., Energy Transfer LP, Kinder Morgan, Inc., Ryman Hospitality Properties, Inc., Silgan Holdings Inc., Sunstone Hotel Investors, Inc., The Hartford Financial Services Group, Inc., The Travelers Companies, Inc., W.R. Berkley Corporation and Xenia Hotels & Resorts, Inc.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides certain information as of December 31, 2023 with respect to our equity compensation plans under which our equity securities are authorized for issuance.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders (a)	1,065,547	$ 40.43	5,197,276
Equity compensation plans not approved by security holders (b)	N/A	N/A	N/A

(a) Reflects 531,500 outstanding stock appreciation rights awarded under the Loews Corporation 2000 Stock Option Plan, 419,516 outstanding unvested time-based and/or performance-based restricted stock units ("RSUs") and 114,531 deferred vested RSUs awarded under the Loews Corporation 2016 Incentive Compensation Plan. The weighted average exercise price does not take into account RSUs as they do not have an exercise price.

(b) We do not have equity compensation plans that have not been approved by our shareholders.

Approximate Number of Equity Security Holders

As of February 1, 2024, we had approximately 560 holders of record of our common stock.

Common Stock Repurchases

Our Board of Directors has authorized our management, as it deems appropriate, to purchase, in the open market, through privately negotiated transactions or otherwise, our outstanding common stock.

During the fourth quarter of 2023, we purchased shares of our common stock as follows:

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares (or approximate dollar value) of shares that may yet be purchased under the plans or programs (in millions)
October 1, 2023 - October 31, 2023	1,104,316	$ 63.40	N/A	N/A
November 1, 2023 - November 30, 2023	252,096	64.98	N/A	N/A
December 1, 2023 - December 31, 2023	785,300	68.45	N/A	N/A

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW

Loews Corporation is a holding company and has four reportable segments comprised of three individual consolidated operating subsidiaries, CNA Financial Corporation ("CNA"), Boardwalk Pipeline Partners, LP ("Boardwalk Pipelines") and Loews Hotels Holding Corporation ("Loews Hotels & Co"); and the Corporate segment. The Corporate segment is primarily comprised of Loews Corporation, excluding its operating subsidiaries, and the equity method of accounting for Altium Packaging LLC ("Altium Packaging").

Unless the context otherwise requires, as used herein, the term "Company" means Loews Corporation including its subsidiaries, the terms "Parent Company," "we," "our," "us" or like terms mean Loews Corporation excluding its subsidiaries and the term "Net income (loss) attributable to Loews Corporation" means Net income (loss) attributable to Loews Corporation shareholders.

We rely upon our invested cash balances and distributions from our subsidiaries to generate the funds necessary to meet our obligations and to declare and pay any dividends to our shareholders. The ability of our subsidiaries to pay dividends is subject to, among other things, the availability of sufficient earnings and funds in such subsidiaries, applicable state laws, including in the case of the insurance subsidiaries of CNA, laws and rules governing the payment of dividends by regulated insurance companies (see Note 15 of the Notes to Consolidated Financial Statements included under Item 8) and compliance with covenants in their respective loan agreements. Claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our creditors and shareholders. We are not responsible for the liabilities and obligations of our subsidiaries and there are no Parent Company guarantees.

The following discussion should be read in conjunction with Item 1A, Risk Factors, and Item 8, Financial Statements and Supplementary Data of this Form 10-K.

RESULTS OF OPERATIONS

This section of this Form 10-K generally discusses 2023 and 2022 results and year-to-year comparisons between 2023 and 2022. With the exception of the discussions of Consolidated Financial Results, CNA Financial and Other Insurance Operations, as a result of the adoption Accounting Standards Update ("ASU") 2018-12, "Financial Services – Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts," ("ASU 2018-12"), a discussion of changes in results of operations comparing the years ended December 31, 2022 and 2021 for Loews Corporation and its subsidiaries may be found in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 7, 2023.

As of January 1, 2023, ASU 2018-12 was adopted using the modified retrospective method applied as of the transition date of January 1, 2021, which required changes to the measurement and disclosure of long-duration contracts. Prior period amounts presented in the financial statements have been adjusted to reflect application of the new guidance. For additional information see Notes 1 and 9 of the Notes to Consolidated Financial Statements included under Item 8.

Consolidated Financial Results

The following table summarizes net income (loss) attributable to Loews Corporation by segment and the basic and diluted net income per share attributable to Loews Corporation for the years ended December 31, 2023, 2022 and 2021:

Year Ended December 31	2023		2022 (a)		2021 (a)
(In millions, except per share data)					
CNA Financial	$	1,094	$	612	$	1,061
Boardwalk Pipelines		283		247		235
Loews Hotels & Co		147		117		(14)
Corporate		(90)		(154)		280
Net income attributable to Loews Corporation	$	1,434	$	822	$	1,562
Basic net income per share	$	6.30	$	3.39	$	6.02
Diluted net income per share	$	6.29	$	3.38	$	6.00

(a) As of January 1, 2023, ASU 2018-12 was adopted using the modified retrospective method applied as of the transition date of January 1, 2021. Prior period amounts presented in the financial statements have been adjusted to reflect application of the new guidance. For additional information see Notes 1 and 9 of the Notes to Consolidated Financial Statements included under Item 8.

2023 Compared with 2022

Net income attributable to Loews Corporation for 2023 was $1.4 billion, or $6.29 diluted net income per share, compared to net income attributable to Loews Corporation of $822 million, or $3.38 diluted net income per share, in 2022.

Net income attributable to Loews Corporation for 2023 includes a $37 million after-tax charge for Corporate for the termination of a non-contributory defined benefit pension plan and a $36 million after-tax gain for Loews Hotels & Co related to the acquisition of an additional equity interest in, and the consolidation of, a previously unconsolidated joint venture property.

The increase in net income attributable to Loews Corporation in 2023 compared to 2022 was driven by improved results at CNA due to higher net investment income, improved underwriting income, lower investment losses, and a significantly lower unfavorable impact in 2023 from long-term care annual reserve reviews performed in the third quarter of each year. Additionally the parent company posted higher investment returns on equity securities and short-term investments.

Boardwalk Pipelines also contributed positively to Loews Corporation's year-over-year results due to higher revenues due to re-contracting at higher rates and recently completed growth projects.

2022 Compared with 2021

Net income attributable to Loews Corporation decreased to $822 million, or $3.38 diluted net income per share, for 2022 as compared to $1.6 billion, or $6.00 diluted net income per share, in 2021.

Net income attributable to Loews Corporation for 2021 includes a net investment gain of $555 million ($438 million after tax) related to the sale of approximately 47% of Altium Packaging. Excluding the gain on sale of Altium Packaging, net income decreased $302 million in 2022 compared to 2021, driven by unfavorable limited partnership and common stock results, and net losses from sales of fixed income securities at CNA, partially offset by improved underwriting results and increased net investment income from fixed income securities for CNA and the significant improvement in results for Loews Hotels & Co due to the rebound in leisure travel. Net income for 2022 also included an increase to long term care reserves for CNA, primarily driven by the unfavorable impact of increased cost of care inflation offset by favorable premium rate assumptions. Boardwalk Pipelines also contributed positively to Loews Corporation's year-over-year results due to higher revenues from recently completed growth projects, re-contracting at higher rates and higher utilization-based revenues.

CNA Financial

The following table summarizes the results of operations for CNA for the years ended December 31, 2023, 2022 and 2021 as presented in Note 21 of the Notes to Consolidated Financial Statements included under Item 8. For further discussion of Net investment income and Investment gains (losses), see the Investments section of this MD&A.

Year Ended December 31		2023		2022 (a)		2021 (a)
(In millions)						
Revenues:						
Insurance premiums	$	**9,480**	$	8,667	$	8,175
Net investment income		**2,264**		1,805		2,159
Investment gains (losses)		**(99)**		(199)		120
Non-insurance warranty revenue		**1,624**		1,574		1,430
Other revenues		**30**		32		24
Total		**13,299**		11,879		11,908
Expenses:						
Insurance claims and policyholders' benefits		**7,068**		6,653		6,371
Amortization of deferred acquisition costs		**1,644**		1,490		1,443
Non-insurance warranty expense		**1,544**		1,471		1,328
Other operating expenses		**1,398**		1,339		1,191
Interest		**127**		112		113
Total		**11,781**		11,065		10,446
Income before income tax		**1,518**		814		1,462
Income tax expense		**(313)**		(133)		(278)
Net income		**1,205**		681		1,184
Amounts attributable to noncontrolling interests		**(111)**		(69)		(123)
Net income attributable to Loews Corporation	$	**1,094**	$	612	$	1,061

(a)   As of January 1, 2023, ASU 2018-12 was adopted using the modified retrospective method applied as of the transition date of January 1, 2021. Prior period amounts presented in the financial statements have been adjusted to reflect application of the new guidance. For additional information see Notes 1 and 9 of the Notes to Consolidated Financial Statements included under Item 8.

2023 Compared with 2022

Net income attributable to Loews Corporation increased $482 million for 2023 as compared with 2022. The increase was primarily due to higher net investment income from limited partnership returns and fixed income securities, improved underwriting income and lower investment losses driven by the favorable change in fair value of non-redeemable preferred stock. Net income for 2022 also included a $186 million ($131 million after tax and noncontrolling interests) increase to long term care reserves primarily driven by the unfavorable impact of increased cost of care inflation offset by favorable premium rate assumptions.

2022 Compared with 2021

Net income attributable to Loews Corporation decreased $449 million for 2022 as compared with 2021. The decrease was primarily driven by lower net investment income and investment losses in 2022 as compared with investment gains in 2021. Lower net investment income was driven by unfavorable limited partnership and common stock results and investment losses were driven by net losses on fixed maturity securities and the unfavorable change in fair value of non-redeemable preferred stock. Net income for 2022 also included a $186 million ($131 million after tax and noncontrolling interests) increase to long term care reserves primarily driven by the unfavorable impact of increased cost of care inflation offset by favorable premium rate assumptions. These decreases to net income were partially offset by improved underwriting results and higher net investment income from fixed income securities for 2022 as compared with 2021. Catastrophe losses were $247 million ($174 million after tax and noncontrolling interests) for 2022 as compared with $397 million ($280 million after tax and noncontrolling interests) in 2021. Catastrophe losses for 2022 and 2021 were driven by severe weather related events, primarily Winter Storm Elliott and Hurricane Ian for 2022 and Hurricane Ida and Winter Storms Uri and Viola for 2021.

CNA's Property & Casualty and Other Insurance Operations

CNA's commercial property and casualty insurance operations ("Property & Casualty Operations") include its Specialty, Commercial and International lines of business. CNA's Other Insurance Operations outside of Property & Casualty Operations include its long-term care business that is in run-off, certain corporate expenses, including interest on CNA's corporate debt, and the results of certain property and casualty businesses in run-off, including CNA Re, asbestos and environmental pollution ("A&EP"), a legacy portfolio of excess workers' compensation ("EWC") policies and certain legacy mass tort reserves. CNA's products and services are primarily marketed through independent agents, brokers and managing general underwriters to a wide variety of customers, including small, medium and large businesses, insurance companies, associations, professionals and other groups. We believe the presentation of CNA as one reportable segment is appropriate in accordance with applicable accounting standards on segment reporting. However, for purposes of this discussion and analysis of the results of operations, we provide greater detail with respect to CNA's Property & Casualty Operations and Other Insurance Operations to enhance the reader's understanding and to provide further transparency into key drivers of CNA's financial results.

In assessing its insurance operations, CNA utilizes the core income (loss) financial measure. Core income (loss) is calculated by excluding investment gains or losses from net income (loss). In addition, core income (loss) excludes the effects of noncontrolling interests. The calculation of core income (loss) excludes investment gains or losses because investment gains or losses are generally driven by economic factors that are not necessarily reflective of CNA's primary insurance operations. Core income (loss) is deemed to be a non-GAAP financial measure and management believes some investors may find this measure useful to evaluate CNA's insurance operations. Please see the non-GAAP reconciliation of net income (loss) to core income (loss) that follows in this MD&A.

Property & Casualty Operations

In evaluating the results of Property & Casualty Operations, CNA utilizes the loss ratio, the underlying loss ratio, the expense ratio, the dividend ratio, the combined ratio and the underlying combined ratio. These ratios are calculated using GAAP financial results. The loss ratio is the percentage of net incurred claim and claim adjustment expenses to net earned premiums. The underlying loss ratio excludes the impact of catastrophe losses and development-related items from the loss ratio. Development-related items represent net prior year loss reserve and premium development, and includes the effects of interest accretion and change in allowance for uncollectible reinsurance and deductible amounts. The expense ratio is the percentage of insurance underwriting and acquisition expenses, including the amortization of deferred acquisition costs, to net earned premiums. The dividend ratio is the ratio of policyholders' dividends incurred to net earned premiums. The combined ratio is the sum of the loss, expense and dividend ratios. The underlying combined ratio is the sum of the underlying loss ratio, the expense ratio and the dividend ratio. In addition, renewal premium change, rate, retention and new business are also utilized in evaluating operating trends. Renewal premium change represents the estimated change in average premium on policies that renew, including rate and exposure changes. Rate represents the average change in price on policies that renew excluding exposure change. Exposure represents the measure of risk used in the pricing of the insurance product. The change in exposure represents the change in premium dollars on policies that renew as a result of the change in risk of the policy. Retention represents the percentage of premium dollars renewed, excluding rate and exposure changes, in comparison to the expiring premium dollars from policies available to renew. New business represents premiums from policies written with new customers and additional policies written with existing customers. Gross written premiums, excluding third-party captives, excludes business which is ceded to third-party captives, including business related to large warranty programs. CNA uses underwriting gain (loss), calculated using GAAP financial results, to monitor insurance operations. Underwriting gain (loss) is pretax and is calculated as net earned premiums less total insurance expenses, which includes insurance claims and policyholders' benefits, amortization of deferred acquisition costs and other insurance related expenses. Underlying underwriting gain (loss) represents underwriting results excluding catastrophe losses and development-related items.

The following tables summarize the results of CNA's Property & Casualty Operations for the years ended December 31, 2023 and 2022.

Year Ended December 31, 2023		Specialty		Commercial		International		Total
(In millions, except %)								
Gross written premiums	$	7,113	$	6,120	$	1,485	$	14,718
Gross written premiums excluding third-party captives		3,800		5,994		1,485		11,279
Net written premiums		3,329		4,880		1,237		9,446
Net earned premiums		3,307		4,547		1,176		9,030
Underwriting gain		317		182		86		585
Net investment income		558		645		103		1,306
Core income		708		652		145		1,505
Other performance metrics:								
Loss ratio excluding catastrophes and development		58.5 %		61.5 %		57.8 %		59.9 %
Effect of catastrophe impacts				4.5		2.5		2.6
Effect of development-related items		(0.3)		(0.1)		1.1		
Loss ratio		58.2 %		65.9 %		61.4 %		62.5 %
Expense ratio		32.0		29.6		31.2		30.7
Dividend ratio		0.2		0.5				0.3
Combined ratio		90.4 %		96.0 %		92.6 %		93.5 %
Combined ratio excluding catastrophes and development		90.7 %		91.6 %		89.0 %		90.9 %
Rate				7 %		3 %		5 %
Renewal premium change		1 %		10		6		7
Retention		88		84		83		85
New business	$	481	$	1,297	$	302	$	2,080

Year Ended December 31, 2022								
Gross written premiums	$	7,514	$	5,170	$	1,394	$	14,078
Gross written premiums excluding third-party captives		3,814		5,056		1,394		10,264
Net written premiums		3,306		4,193		1,164		8,663
Net earned premiums		3,203		3,923		1,070		8,196
Underwriting gain		366		106		87		559
Net investment income		431		488		63		982
Core income		668		466		106		1,240
Other performance metrics:								
Loss ratio excluding catastrophes and development		58.6 %		61.5 %		58.5 %		60.0 %
Effect of catastrophe impacts		0.1		5.6		2.2		3.0
Effect of development-related items		(1.3)		(0.7)		(1.2)		(1.0)
Loss ratio		57.4 %		66.4 %		59.5 %		62.0 %
Expense ratio		31.0		30.4		32.3		30.9
Dividend ratio		0.2		0.5				0.3
Combined ratio		88.6 %		97.3 %		91.8 %		93.2 %
Combined ratio excluding catastrophes and development		89.8 %		92.4 %		90.8 %		91.2 %
Rate		6 %		5 %		6 %		5 %
Renewal premium change		7		8		11		8
Retention		86		86		81		86
New business	$	548	$	1,009	$	319	$	1,876

2023 Compared with 2022

Gross written premiums, excluding third-party captives, for Specialty decreased $14 million in 2023 as compared with 2022 driven by lower new business partially offset by strong retention. Net written premiums for Specialty increased $23 million in 2023 as compared with 2022. The increase in net earned premiums was consistent with the trend in net written premiums for Specialty.

Gross written premiums for Commercial increased $950 million in 2023 as compared with 2022 driven by higher new business and rate. Net written premiums for Commercial increased $687 million in 2023 as compared with 2022. The increase in net earned premiums was consistent with the trend in net written premiums for Commercial.

Gross written premiums for International increased $91 million in 2023 as compared with 2022. Excluding the effect of foreign currency exchange rates, gross written premiums increased $102 million driven by favorable renewal premium change. Net written premiums for International increased $73 million in 2023 as compared with 2022. Excluding the effect of foreign currency exchange rates, net written premiums increased $74 million in 2023 as compared with 2022. The increase in net earned premiums was consistent with the trend in net written premiums for International.

Core income increased $265 million in 2023 as compared with 2022 driven by higher net investment income and improved underwriting results.

Catastrophe losses were $236 million in 2023 as compared with $247 million in 2022. For 2023 and 2022 Specialty had no catastrophe losses and $2 million of catastrophe losses, Commercial had catastrophe losses of $207 million and $222 million and International had catastrophe losses of $29 million and $23 million.

Favorable net prior year loss reserve development of $23 million and $96 million was recorded in 2023 and 2022. In 2023 and 2022, Specialty recorded favorable net prior year loss reserve development of $14 million and $40 million, Commercial recorded favorable net prior year loss reserve development of $22 million and $43 million and International recorded unfavorable net prior year loss reserve development of $13 million and favorable net prior year loss reserve development of $13 million. Further information on net prior year loss reserve development is included in Note 8 of the Notes to Consolidated Financial Statements included under Item 8.

Specialty's combined ratio increased 1.8 points in 2023 as compared with 2022 primarily due to a 1.0 point increase in the expense ratio and a 0.8 point increase in the loss ratio. The increase in the expense ratio was driven by higher employee related and acquisition costs. The increase in the loss ratio was largely due to lower favorable net prior year loss reserve development.

Commercial's combined ratio improved 1.3 points in 2023 as compared with 2022 due to a 0.8 point improvement in the expense ratio and a 0.5 point improvement in the loss ratio. The improvement in the expense ratio was driven by higher net earned premiums partially offset by higher employee related costs. The improvement in the loss ratio was driven by lower catastrophe losses, which were 4.5 points of the loss ratio in 2023, as compared with 5.6 points of the loss ratio in 2022, partially offset by lower favorable net prior year loss reserve development.

International's combined ratio increased 0.8 points in 2023 as compared with 2022 due to a 1.9 point increase in the loss ratio partially offset by a 1.1 point improvement in the expense ratio. The increase in the loss ratio was driven by unfavorable net prior year loss reserve development of $13 million recorded for 2023 compared to favorable net prior year loss reserve development of $13 million recorded for 2022. Catastrophe losses were 2.5 points of the loss ratio for 2023, as compared with 2.2 points of the loss ratio for 2022. The improvement in the expense ratio was driven by higher net earned premiums and a favorable reinsurance acquisition related catch-up adjustment in the third quarter of 2023, partially offset by higher employee related costs.

Other Insurance Operations

The following table summarizes the results of CNA's Other Insurance Operations for the years ended December 31, 2023, 2022 and 2021.

Years Ended December 31	2023	2022 (a)	2021 (a)
(In millions)			
Net earned premiums	$ 451	$ 473	$ 491
Net investment income	958	823	981
Core loss	(221)	(404)	(96)

(a) As of January 1, 2023, ASU 2018-12 was adopted using the modified retrospective method applied as of the transition date of January 1, 2021. Prior period amounts presented in the financial statements have been adjusted to reflect application of the new guidance. Core loss for Other Insurance Operations for the years ended December 31, 2022 and 2021 were adjusted by $(212) and $(18) as a result of adopting the standard. For additional information see Notes 1 and 9 of the Notes to Consolidated Financial Statements included under Item 8.

2023 Compared with 2022

Core results improved $183 million in 2023 as compared with 2022 primarily due to the unfavorable pretax impact of $181 million in 2022 as a result of the annual reserve reviews and higher net investment income, partially offset by long-term care policy buyouts in 2023. Policy buyouts generally result in an unfavorable impact on core results, as the cash payments are linked to higher statutory reserve levels. Excluding the impacts of long-term care policy buyouts, 2023 underwriting results are generally in line with reserving expectations.

Both years are inclusive of cash flow assumption updates as a result of the annual reserve review completed in the third quarter of each year. Cash flow assumption updates for 2023 resulted in an $8 million pretax increase in long-term care reserves. Adjusted to reflect the application of ASU 2018-12, the cash flow assumption updates for 2022 resulted in a $186 million pretax increase in long-term care reserves, primarily driven by the unfavorable impact of increased cost of care inflation, partially offset by favorable premium rate assumptions.

Core results for 2023 also include a $19 million charge related to office consolidation, and a $56 million charge related to unfavorable net prior year loss reserve development for legacy mass tort claims compared with a $51 million charge for legacy mass tort claims in 2022. Further information on net prior year loss reserve development is included in Note 8 of the Notes to Consolidated Financial Statements included under Item 8.

2022 Compared with 2021

Core results decreased $308 million in 2022 as compared with 2021 primarily due to the unfavorable impact of the 2022 annual reserve reviews and lower net investment income.

Cash flow assumption updates, as a result of the annual reserve reviews, for 2022 resulted in an $186 million pretax increase in long-term care reserves compared to a $3 million pretax increase in 2021.

The decreases to core results for 2022 were partially offset by favorability related to the A&EP Loss Portfolio Transfer ("LPT") and the prior period recognition of a $12 million loss resulting from the legacy excess workers' compensation loss portfolio transfer ("EWC LPT"). The application of retroactive reinsurance accounting to additional cessions to the A&EP LPT resulted in a benefit of $3 million in 2022 as compared to a charge of $25 million in 2021, both of which have no economic impact. For further information on the A&EP LPT and EWC LPT see Note 8 of the Notes to Consolidated Financial Statements included under Item 8.

Impact of CNA Office Consolidation on 2024 Results

In the first quarter of 2024, CNA committed to consolidate some of its offices. As a result, CNA anticipates a charge of approximately $16 million pretax in 2024 in Other Insurance Operations.

Non-GAAP Reconciliation of Net Income Attributable to Loews Corporation to Core Income

The following table reconciles net income attributable to Loews Corporation to core income for the years ended December 31, 2023, 2022 and 2021:

Year Ended December 31	2023		2022 (a)		2021 (a)
(In millions)					
Net income attributable to Loews Corporation	$	**1,094**	$	612	$	1,061
Investment (gains) losses		**79**		154		(96)
Consolidating adjustments including noncontrolling interests		**111**		70		123
Total core income	$	**1,284**	$	836	$	1,088
Core income (loss):						
Property & Casualty Operations	$	**1,505**	$	1,240	$	1,184
Other Insurance Operations		**(221)**		(404)		(96)
Total core income	$	**1,284**	$	836	$	1,088

(a) As of January 1, 2023, ASU 2018-12 was adopted using the modified retrospective method applied as of the transition date of January 1, 2021. Prior period amounts presented in the financial statements have been adjusted to reflect application of the new guidance. Core loss for Other Insurance Operations for the years ended December 31, 2022 and 2021 were adjusted by $(212) and $(18) as a result of adopting the standard. For additional information see Notes 1 and 9 of the Notes to Consolidated Financial Statements included under Item 8.

Boardwalk Pipelines

Overview

Boardwalk Pipelines operates in the midstream portion of the natural gas and natural gas liquids ("NGLs") industry, providing transportation and storage for those commodities. It also provides ethane supply and transportation services for industrial customers in Louisiana and Texas. Boardwalk Pipelines is not in the business of buying and selling natural gas and NGLs other than for system management purposes and to facilitate its ethane supply operations, but changes in natural gas and NGL prices may impact the volumes of natural gas or NGLs transported and stored by customers or the ethane supply requirements on its systems. The pricing contained in the purchase and sales agreements associated with the supply services is generally based on the same ethane commodity index, plus a fixed delivery fee. Except for possible timing differences that may occur when volumes are purchased in one month and sold in another month, Boardwalk Pipelines' ethane supply services, like its other businesses, result in it having little to no direct commodity price exposure. Due to the capital-intensive nature of its business, Boardwalk Pipelines' operating costs and expenses do not vary significantly based upon the amount of products transported, with the exception of costs recorded in fuel and transportation expense, which are netted with fuel retained on our Consolidated Statements of Operations. For further information on Boardwalk Pipelines' revenue recognition policies see Note 1 of the Notes to Consolidated Financial Statements included under Item 8. Boardwalk Pipelines' operations and maintenance expenses are impacted by its compliance with the requirements of, among other regulations, the Pipeline and Hazardous Materials Safety Administration Mega Rule ("Mega Rule") and Boardwalk Pipelines' efforts to monitor, control and reduce emissions, as further discussed below.

On September 29, 2023, Boardwalk Pipelines acquired 100% of the equity interests of Bayou Ethane from Williams Field Services Group, LLC for $355 million in cash. Bayou Ethane provides ethane supply and transportation services for industrial customers in Louisiana and Texas. For further information see Note 2 of the Notes to Consolidated Financial Statements included under Item 8.

Firm Agreements

A substantial portion of Boardwalk Pipelines' transportation and storage capacity is contracted for under firm agreements. For the year ended December 31, 2023, approximately 89% of Boardwalk Pipelines' revenues were derived from capacity reservation fees under firm contracts or from contracts with minimum volume commitments. The table below shows a rollforward of projected operating revenues under committed firm agreements in place as of December 31,

2022 to December 31, 2023, including agreements for transportation, storage, ethane supply and other services, over the remaining term of those agreements:

As of December 31, 2023

(In millions)		
Total projected operating revenues under committed firm agreements as of December 31, 2022	$	9,125
Adjustments for:		
Actual revenues recognized from firm agreements in 2023 (a)		(1,356)
Firm agreements entered into or acquired in 2023		1,903
Total projected operating revenues under committed firm agreements as of December 31, 2023	$	9,672

(a) Reflects an increase of $76 million in Boardwalk Pipelines' actual 2023 revenues recognized from fixed fees under firm agreements as compared with its expected 2023 revenues from fixed fees under firm agreements, including agreements for transportation, storage and other services as of December 31, 2022, primarily due to an increase from contract renewals at higher rates that occurred in 2023. The Bayou Ethane acquisition also contributed $14.3 million to the increase.

During 2023, Boardwalk Pipelines entered into $1.9 billion of new firm agreements, of which approximately 16% were from new growth projects executed in 2023 and 9%, or $178 million, were from the agreements assumed as part of the Bayou Ethane acquisition. For firm agreements associated with new growth projects, the associated assets may not be placed into commercial service until sometime in the future. Each year a portion of Boardwalk Pipelines' firm transportation and storage agreements expire. The rates Boardwalk Pipelines is able to charge customers are heavily influenced by market trends (both short and longer term), including the available supply, geographical location of natural gas production, the competition between producing basins, competition with other pipelines for supply and markets, the demand for gas by end-users such as power plants, petrochemical facilities and LNG export facilities and the price differentials between the gas supplies and the market demand for the gas (basis differentials). As of December 31, 2023, Boardwalk Pipelines' top ten customers under committed firm agreements comprised approximately 53% of its total projected operating revenues and the credit profile associated with Boardwalk Pipelines' customers comprising the total projected operating revenues under committed firm agreements was 77% rated as investment grade, 7% rated as non-investment grade and 16% not rated.

Pipeline System Maintenance and Greenhouse Gases ("GHGs") Emission Reduction Initiatives

Boardwalk Pipelines incurs substantial costs for ongoing maintenance of its pipeline systems and related facilities, including those incurred for pipeline integrity management activities, equipment overhauls, general upkeep and repairs. These costs are not dependent on the amount of revenues earned from its transportation services. PHMSA has developed regulations that require transportation pipeline operators to implement integrity management programs to comprehensively evaluate certain high risk areas, known as HCAs, and MCAs, along pipelines and take additional safety measures to protect people and property in these areas. The HCAs for natural gas pipelines are predicated on high-population density areas (which, for natural gas transmission lines, include Class 3 and 4 areas and, depending on the potential impacts of a risk event, may include Class 1 and 2 areas) whereas HCAs along Boardwalk Pipelines' NGL pipelines are based on high-population density areas, areas near certain drinking water sources and unusually sensitive ecological areas. These regulations have resulted in an overall increase in Boardwalk Pipelines' ongoing maintenance costs, including maintenance capital and maintenance expense. In 2019, PHMSA issued the first part of its gas Mega Rule, which became effective on July 1, 2020. This regulation imposed numerous requirements, including MAOP reconfirmation through re-verification of all historical records for pipelines in service, which re-certification process may require natural gas pipelines installed before 1970 (previously excluded from certain pressure testing obligations) to be pressure tested, the periodic assessment of additional pipeline mileage outside of HCAs (in MCAs as well as Class 3 and Class 4 areas), the reporting of exceedances of MAOP and the consideration of seismicity as a risk factor in integrity management. In 2021, PHMSA issued a final rule that will impose safety regulations related to onshore gas gathering lines and in June 2021, PHMSA issued an Advisory Bulletin advising pipeline and pipeline facility operators of applicable requirements to update their inspection and maintenance plans for the elimination of hazardous leaks and minimization of natural gas released from pipeline facilities. PHMSA and state regulators reportedly began their review of these plans in 2022, and in May 2023, PHMSA published a proposed rule that would enhance requirements for detecting and repairing leaks on new and existing natural gas distribution, gas transmission and gas gathering pipelines. In August 2022, PHMSA published another final rule expanding the Management of Change process, extending corrosion control requirements for gas transmission pipelines, adding requirements that operators ensure no conditions exist following an extreme weather event that could adversely affect the safe operation of the pipeline, and adopting repair criteria for non-HCAs similar to those applicable to HCAs. In September 2023, PHMSA published a proposed rule that would enhance the safety requirements for gas distribution pipelines and would require updates to distribution integrity management programs, emergency response plans, operations and maintenance manuals, and other safety practices.

Due to the nature of Boardwalk Pipelines' business, its operations emit various types of GHGs. Boardwalk Pipelines seeks to carefully monitor its emissions and expects to incur additional costs to mitigate emissions. New legislation or regulations could increase the costs related to operating and maintaining Boardwalk Pipelines' facilities. Depending on the particular law, regulation or program, Boardwalk Pipelines could be required to incur capital expenditures for installing new monitoring equipment or emission controls on its facilities, acquire and surrender allowances for GHG emissions, pay taxes or fees related to GHG emissions and/or administer and manage a more comprehensive GHG emissions program.

Boardwalk Pipelines has been focused on seeking to meet and, in certain instances, pursuing projects aimed at exceeding regulatory obligations (such as those found in the Clean Air Act ("CAA")) by working to reduce emissions of regulated air pollutants, including methane, associated with its pipeline transportation and storage assets. For example, in selecting new compression equipment for growth or asset reliability projects, Boardwalk Pipelines considers air emissions as a component in the decision-making process and, when appropriate, places increased emphasis in the selection process on equipment with emissions performance that exceeds applicable federal standards. Several of Boardwalk Pipelines' reliability projects over the last few years have resulted in replacement of older, higher-emitting compressor drivers with units equipped with advanced emission control systems. As a result, these projects have resulted in decreases in emissions of nitrogen oxides and other air pollutants.

Boardwalk Pipelines has identified the reduction of GHG emissions as an area of focus and looks for opportunities to reduce emissions using a variety of strategies, including the following:

- evaluating replacing older compression equipment with electric drive compression or new low emission, fuel efficient units when practical;
- modifying fuel systems on certain reciprocating compression equipment to lower fuel consumption and emissions;
- conducting emissions surveys and performing maintenance and repairs on identified component leaks;
- performing annual leak surveys along Boardwalk Pipelines' pipelines with the aid of helicopters and fixed-wing planes, and analytical field surveys when appropriate;
- performing measurement surveys on all of Boardwalk Pipelines' compressor stations at least twice a year, exceeding Environmental Protection Agency ("EPA") requirements;
- using optical gas imaging cameras to scan natural gas piping and components at Boardwalk Pipelines' compressor stations to visualize any leaks in real time;
- installing continuous monitoring emission detection equipment at three compression stations;
- employing experts in air emissions to develop and monitor efforts in reducing emissions;
- reducing methane emissions vented to the atmosphere from transmission pipeline blowdowns by using existing and portable compression and flaring when feasible;
- installing repair sleeves and composite wraps where appropriate to avoid pipeline blowdowns;
- exploring options to replace high-bleed natural gas pneumatic devices with low or zero flow bleed devices; and
- reducing methane emissions from rod packing seals on reciprocating compressors, where appropriate.

However, Boardwalk Pipelines cannot guarantee that it will be able to implement any of the opportunities it may review or explore, or, for any opportunities it chooses to implement, to implement them in their intended manner or within a specific timeframe or across all operational assets.

These new and any future regulations adopted by PHMSA and efforts to reduce GHG emissions are expected to cause Boardwalk Pipelines to incur increased capital and operating costs, may cause Boardwalk Pipelines to experience operational delays and may result in potential adverse impacts to its ability to reliably serve its customers. For more information, see Item 1. Business and Item 1A. Risk Factors of this Report.

Maintenance costs may be capitalized or expensed, depending on the nature of the activities. For any given reporting period, the mix of projects that Boardwalk Pipelines undertakes will affect the amounts it records as property, plant and equipment on the Consolidated Balance Sheets or recognizes as expenses, which impacts earnings. In 2024, Boardwalk

Pipelines expects to spend approximately $505 million to maintain its pipeline systems, comply with regulations and monitor, control and reduce its GHG emissions, of which approximately $215 million is expected to be maintenance capital. In 2023, Boardwalk Pipelines spent $446 million on these matters, of which $165 million was recorded as maintenance capital.

Results of Operations

The following table summarizes the results of operations for Boardwalk Pipelines for the years ended December 31, 2023 and 2022 as presented in Note 21 of the Notes to Consolidated Financial Statements included under Item 8. Boardwalk Pipelines also utilizes a non-GAAP measure, earnings before interest, income tax expense, depreciation and amortization ("EBITDA") as a financial measure to assess its operating and financial performance and return on invested capital. Management believes some investors may find this measure useful in evaluating Boardwalk Pipelines' performance.

Year Ended December 31		2023		2022
(In millions)				
Revenues:				
Operating revenues and other	$	**1,625**	$	1,446
Interest income		**11**		
Total		**1,636**		1,446
Expenses:				
Operating and other:				
Operating costs and expenses		**696**		554
Depreciation and amortization		**412**		396
Interest		**155**		166
Total		**1,263**		1,116
Income before income tax		**373**		330
Income tax expense		**(90)**		(83)
Net income attributable to Loews Corporation	$	**283**	$	247
EBITDA	$	**929**	$	892

2023 Compared with 2022

Net income attributable to Loews Corporation and EBITDA increased $36 million and $37 million in 2023 as compared with 2022, primarily due to the reasons discussed below.

Total revenues increased $190 million in 2023 as compared with 2022. Including fuel and transportation expenses and product costs, operating revenues increased $88 million. Boardwalk Pipelines' transportation revenues increased $71 million, primarily due to re-contracting at higher rates and recently completed growth projects, storage and parking and lending revenues increased $23 million due to favorable market conditions and the Bayou Ethane acquisition contributed $11 million, resulting from product sales of $99 million and product costs of $88 million. These increases were partially offset by $9 million from lower sales of other NGL products.

Operating costs and expenses increased $142 million in 2023 as compared with 2022. Excluding expenses and product costs offset with operating revenues, operating costs and expenses increased $51 million primarily due to increased costs from maintenance projects associated with the requirements of the Mega Rule, higher materials and supplies, outside services and employee-related costs and expenses from the Bayou Ethane acquisition.

Depreciation and amortization expense increased $16 million in 2023 as compared with 2022 primarily due to an increased asset base from recently completed growth projects, the Bayou Ethane acquisition and a change in the estimated life of certain assets.

Interest expense decreased $11 million in 2023 as compared with 2022, primarily due to lower average outstanding long-term debt.

Non-GAAP Reconciliation of Net Income Attributable to Loews Corporation to EBITDA

The following table reconciles net income attributable to Loews Corporation to EBITDA for the years ended December 31, 2023 and 2022:

Year Ended December 31	2023	2022
(In millions)		
Net income attributable to Loews Corporation	$ 283	$ 247
Interest, net	144	166
Income tax expense	90	83
Depreciation and amortization	412	396
EBITDA	$ 929	$ 892

Loews Hotels & Co

The following table summarizes the results of operations for Loews Hotels & Co for the years ended December 31, 2023 and 2022 as presented in Note 21 of the Notes to Consolidated Financial Statements included under Item 8:

Year Ended December 31	2023	2022
(In millions)		
Revenues:		
Operating revenue	$ 678	$ 596
Gain on acquisition of a joint venture	46	
Revenues related to reimbursable expenses	128	125
Total	852	721
Expenses:		
Operating and other:		
Operating	558	483
Asset impairments	12	25
Reimbursable expenses	128	125
Depreciation and amortization expense	69	64
Equity income from joint ventures	(129)	(148)
Interest	14	11
Total	652	560
Income before income tax	200	161
Income tax expense	(53)	(44)
Net income attributable to Loews Corporation	$ 147	$ 117

2023 Compared with 2022

Net income attributable to Loews Corporation improved by $30 million in 2023 as compared with 2022. Results for 2023 include a gain of $46 million ($36 million after tax) related to the acquisition of an additional equity interest in, and the consolidation of, a previously unconsolidated joint venture property.

Operating revenues improved by $82 million and operating expenses increased by $75 million in 2023 as compared with 2022. The increase in operating revenues was driven by consolidating the results of a property previously accounted for under the equity method and a higher overall occupancy level at owned hotels. The increase in operating expenses was largely due to consolidating the results of a property previously accounted for under the equity method in addition to increased staffing costs and higher property taxes.

Equity income from joint ventures decreased $19 million in 2023 as compared to 2022. The overall occupancy level at joint venture properties was lower in 2023 as compared to 2022, while average daily rates increased nominally for 2023 compared to 2022. Expenses at joint venture properties increased in 2023 compared to 2022, largely due to increased staffing costs, as well as higher insurance, property taxes and interest costs.

In 2023 and 2022, Loews Hotels & Co recorded impairment charges of $12 million and $25 million to reduce the carrying value of certain assets to their estimated fair value.

Interest expense for 2023 increased $3 million as compared with 2022 due primarily to consolidating the results of a property previously accounted for under the equity method, and a lower favorable impact from interest rate caps, offset by the increase in capitalized interest on projects under development.

Corporate

Corporate operations consist primarily of investment income, interest expense and administrative costs at the Parent Company. Investment income includes earnings on cash and short-term investments held at the Parent Company to meet current and future liquidity needs, as well as results of the trading portfolio held at the Parent Company. Corporate also includes the equity method of accounting for Altium Packaging.

The following table summarizes the results of operations for Corporate for the years ended December 31, 2023 and 2022 as presented in Note 21 of the Notes to Consolidated Financial Statements included under Item 8:

Year Ended December 31	2023	2022
(In millions)		
Revenues:		
Net investment income (loss)	$ 114	$ (7)
Operating revenues and other		5
Total	114	(2)
Expenses:		
Operating and other	120	91
Equity method loss	9	9
Interest	80	89
Total	209	189
Loss before income tax	(95)	(191)
Income tax benefit	5	37
Net loss attributable to Loews Corporation	$ (90)	$ (154)

2023 Compared with 2022

Net investment income for the Parent Company was $114 million in 2023 as compared with net investment loss of $7 million in 2022, primarily due to higher income from short-term investments and fixed maturity securities and the favorable change in the fair value of equity based investments in the trading portfolio.

Operating and other expenses increased $29 million in 2023 as compared with 2022. These increases were primarily due to a settlement expense of $47 million in 2023 to recognize previously unrealized losses, which were included in AOCI, due to the termination of a non-contributory defined benefit plan. This increase is partially offset by higher legal fees and corporate overhead expenses in 2022. For additional information on the settlement expense see Note 16 of the Notes to Consolidated Financial Statements included under Item 8.

Interest expenses decreased $9 million in 2023 as compared with 2022, due to the retirement of the Parent Company's $500 million aggregate principal amount of its 2.6% senior notes in May of 2023.

The lower income tax benefit in 2023, as compared to 2022, included an adjustment to deferred state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Parent Company

Parent Company cash and investments, net of receivables and payables, totaled $2.6 billion at December 31, 2023 as compared to $3.2 billion at December 31, 2022. In 2023, we received $1.0 billion in cash dividends from our subsidiaries, including a special cash dividend of $293 million from CNA. Cash outflows in 2023 included the payment of $849 million to fund treasury stock purchases, $500 million to retire at maturity the outstanding aggregate principal amount of our 2.6% senior notes, $57 million of cash dividends to our shareholders, $178 million to purchase common shares of CNA and equity contributions of $38 million to Loews Hotels & Co. In March of 2024, we will receive cash dividends of $606 million from CNA. As a holding company we depend on dividends from our subsidiaries and returns on our investment portfolio to fund our obligations. We also have an effective shelf registration statement on file with the Securities and Exchange Commission ("SEC") under which we may publicly issue an unspecified amount of our debt, equity or hybrid securities from time to time. We are not responsible for the liabilities and obligations of our subsidiaries and there are no Parent Company guarantees.

Depending on market and other conditions, we may purchase shares of our and our subsidiaries outstanding common stock in the open market, in privately negotiated transactions or otherwise. In 2023, we purchased 14.0 million shares of Loews Corporation common stock and 4.5 million shares of CNA's common stock. As of February 2, 2024, there were 222,201,139 shares of Loews Corporation common stock outstanding.

Loews Corporation has a corporate credit and senior debt rating of A with a stable outlook from S&P Global Ratings ("S&P"), a senior debt rating of A3 with a stable outlook from Moody's Investors Service ("Moody's") and a senior debt rating of A- with a stable outlook from Fitch Ratings Inc. ("Fitch").

Future uses of our cash may include investing in our subsidiaries, new acquisitions, dividends and/or purchases of our and our subsidiaries' outstanding common stock. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend on many factors, including our earnings, financial condition and business needs.

Subsidiaries

CNA's cash provided by operating activities was $2.3 billion in 2023 and $2.5 billion in 2022. The decrease in cash provided by operating activities was driven by higher net claim payments, which includes long-term care policy buyouts of $193 million and higher operating expenses, partially offset by an increase in premiums collected.

CNA paid cash dividends of $2.88 per share on its common stock, including a special cash dividend of $1.20 per share, in 2023. On February 2, 2024, CNA's Board of Directors declared a quarterly cash dividend of $0.44 per share and a special cash dividend of $2.00 per share payable March 7, 2024 to shareholders of record on February 20, 2024. CNA's declaration and payment of future dividends is at the discretion of its Board of Directors and will depend on many factors, including CNA's earnings, financial condition, business needs and regulatory constraints. CNA believes that its present cash flows from operating, investing and financing activities are sufficient to fund its current and expected working capital and debt obligation needs and does not expect this to change in the near term.

Dividends to CNA from Continental Casualty Company ("CCC"), a subsidiary of CNA, are subject to the insurance holding company laws of the State of Illinois, the domiciliary state of CCC. Under these laws, ordinary dividends, or dividends that do not require prior approval by the Illinois Department of Insurance (the "Department"), are determined based on the greater of the prior year's statutory net income or 10% of statutory surplus as of the end of the prior year, as well as the timing and amount of dividends paid in the preceding 12 months. Additionally, ordinary dividends may only be paid from earned surplus, which is calculated by removing unrealized gains from unassigned surplus. As of December 31, 2023, CCC was in a positive earned surplus position. The maximum allowable dividend CCC could pay during 2024 that would not be subject to the Department's prior approval is $1.1 billion, less dividends paid during the preceding twelve months measured at that point in time. CCC paid dividends of $1.1 billion in 2023. The actual level of dividends paid in any year is determined after an assessment of available dividend capacity, holding company liquidity and cash needs as well as the impact the dividends will have on the statutory surplus of the applicable insurance company.

In 2023, CNA completed a public offering of $500 million aggregate principal amount of its 5.5% senior notes due June 15, 2033 and repaid at maturity the $243 million outstanding aggregate principal balance of its 7.3% debenture.

CNA has a financial strength rating of A and senior debt rating of bbb+ from A.M. Best Company ("A.M. Best"), a financial strength rating of A2 and senior debt rating of Baa2 from Moody's, a financial strength rating of A+ and senior debt rating of A- from S&P and financial strength rating of A+ and senior debt rating of BBB+ from Fitch. A.M. Best, Moody's, S&P and Fitch maintain stable outlooks across CNA's financial strength and senior debt credit ratings.

CNA has an effective shelf registration statement on file with the SEC under which it may publicly issue an unspecified amount of debt, equity or hybrid securities from time to time.

Boardwalk Pipelines' cash provided by operating activities increased $91 million in 2023 compared to 2022, primarily due to changes in net income adjusted for depreciation and amortization.

For 2023 and 2022, Boardwalk Pipelines' capital expenditures were $382 million and $344 million, consisting of growth capital expenditures of $218 million and $180 million and maintenance capital expenditures of $164 million and $157 million. During 2022, Boardwalk Pipelines also spent $7 million on natural gas to be used in its integrated natural gas pipeline system. Boardwalk Pipelines expects total capital expenditures to be approximately $420 million in 2024, including approximately $215 million for maintenance capital and $205 million related to growth projects. During 2023, Boardwalk Pipelines acquired Bayou Ethane for $355 million.

Boardwalk Pipelines anticipates that its existing capital resources, including its cash on hand, revolving credit facility and cash flows from operating activities, will be adequate to fund its operations and capital expenditures for 2024. Boardwalk Pipelines may seek to access the debt markets to fund some or all capital expenditures for growth projects or acquisitions, to refinance maturing debt or for general partnership purposes. Boardwalk Pipelines has an effective shelf registration statement on file with the SEC under which it may publicly issue $1.5 billion of debt securities, warrants or rights from time to time. Boardwalk Pipelines has $600 million outstanding aggregate principal amount of its 5.0% notes maturing in December of 2024, which it expects to retire near or at maturity through available capital resources, including borrowing under its revolving credit facility or publicly issuing debt securities.

In June of 2023, Boardwalk Pipelines' amended its revolving credit facility to extend the maturity date by one year to May 26, 2028. As of December 31, 2023, Boardwalk Pipelines had $25 million of outstanding borrowings and $975 million of available borrowing capacity under its revolving credit facility.

In December of 2023, Boardwalk Pipelines paid a distribution of $300 million to the Company.

Boardwalk Pipelines has a senior debt rating of BBB- with a stable outlook from S&P, a senior debt rating of Baa2 with a stable outlook from Moody's and a senior debt rating of BBB with a stable outlook from Fitch.

As of December 31, 2023, Loews Hotels & Co, through its subsidiaries, had $532 million in mortgage loans that mature within twelve months. Loews Hotels & Co currently intends to refinance or exercise options to extend these loans prior to maturity. Refinancing or extending any indebtedness, including loans of unconsolidated joint venture partnerships, may require Loews Hotels & Co to make principal pay downs, establish restricted cash reserves or provide guaranties of the subsidiary's debt. Through the date of this Report, all Loews Hotels & Co's subsidiaries are in compliance with their debt covenants.

In 2023, Loews Hotels & Co received capital contributions of $38 million from Loews Corporation to fund development projects.

Contractual Obligations

We and our subsidiaries have contractual obligations which arise in the ordinary course of business. For a discussion regarding the obligations related to our and our subsidiaries long-term debt see Note 12 of the Notes to Consolidated Financial Statements included under Item 8. For contractual payment obligations related to the claim and claim adjustment expense reserves and future policy benefit reserves see the table below:

December 31, 2023	Total		Payments Due by Period Less than 1 year		1-3 years		3-5 years		More than 5 years
(In millions)									
Claim and claim adjustment expense									
reserves (a)	$	23,864	$	5,417	$	6,441	$	3,448	$ 8,558
Future policy benefit reserves (b)		27,964		733		1,435		1,629	24,167

(a) The claim and claim adjustment expense reserves reflected above are not discounted and represent CNA's estimate of the amount and timing of the ultimate settlement and administration of gross claims based on its assessment of facts and circumstances known as of December 31, 2023. See the Insurance Reserves section of this MD&A for further information.

(b) The future policy benefit reserves reflected above are not discounted, include maintenance costs, represent CNA's estimate of the ultimate amount and timing of the settlement of benefits net of expected premiums and are based on its assessment of facts and circumstances known as of December 31, 2023. Additional information on future policy benefit reserves is included in Note 1 of the Notes to Consolidated Financial Statements included under Item 8.

Further information on our commitments, contingencies and guarantees is provided in the Notes to Consolidated Financial Statements included under Item 8.

INVESTMENTS

Investment activities of our non-insurance subsidiaries primarily consist of investments in fixed income securities, including short-term investments. The Parent Company portfolio also includes equity securities, including short sales and derivative instruments. Certain of these types of Parent Company investments generally have greater volatility, less liquidity and greater risk than fixed income investments and are included within Results of Operations – Corporate.

The Parent Company enters into short sales and invests in certain derivative instruments that are used for asset and liability management activities, income enhancements to its portfolio management strategy and to benefit from anticipated future movements in the underlying markets. If such movements do not occur as anticipated, significant losses may occur. Monitoring procedures include senior management review of daily reports of existing positions and valuation fluctuations to seek to ensure that open positions are consistent with the portfolio strategy.

Credit exposure associated with non-performance by counterparties to derivative instruments is generally limited to the uncollateralized change in fair value of the derivative instruments recognized in the Consolidated Balance Sheets. The risk of non-performance is mitigated by monitoring the creditworthiness of counterparties and diversifying derivatives by using multiple counterparties. Collateral is occasionally required from derivative investment counterparties depending on the amount of the exposure and the credit rating of the counterparty.

Insurance

CNA maintains a large portfolio of fixed maturity and equity securities, including large amounts of corporate and government issued debt securities, residential and commercial mortgage-backed securities, other asset-backed securities and investments in limited partnerships which pursue a variety of long and short investment strategies across a broad array of asset classes. CNA's investment portfolio supports its obligation to pay future insurance claims and provides investment returns which are an important part of CNA's overall profitability.

Net Investment Income

The significant components of CNA's net investment income are presented in the following table. Fixed income securities, as presented, include both fixed maturity securities and non-redeemable preferred stock.

Year Ended December 31		2023		2022
(In millions)				
Fixed income securities:				
Taxable fixed income securities	$	1,798	$	1,585
Tax-exempt fixed income securities		178		244
Total fixed income securities		1,976		1,829
Limited partnership and common stock investments		202		(31)
Other, net of investment expense		86		7
Net investment income	$	2,264	$	1,805
Effective income yield for the fixed income securities portfolio		4.7 %		4.4 %
Limited partnership and common stock return		9.4 %		(1.4)%

CNA's net investment income increased $459 million in 2023 as compared with 2022, driven by favorable limited partnership returns and higher income from fixed income securities as a result of the rising interest rate environment.

Investment Gains (Losses)

The components of CNA's investment gains (losses) are presented in the following table:

Year Ended December 31		2023		2022
(In millions)				
Investment gains (losses):				
Fixed maturity securities:				
Corporate and other bonds	$	(57)	$	(89)
States, municipalities and political subdivisions		10		26
Asset-backed		(44)		(34)
Total fixed maturity securities		(91)		(97)
Non-redeemable preferred stock		4		(116)
Derivatives, short-term and other		(12)		14
Total investment losses		(99)		(199)
Income tax benefit		20		45
Amounts attributable to noncontrolling interests		8		16
Investment losses attributable to Loews Corporation	$	(71)	$	(138)

CNA's investment losses decreased $100 million in 2023 as compared with 2022, driven by the favorable change in fair value of non-redeemable preferred stock.

Additionally, Derivatives, short-term and other for 2022 included an $18 million non-economic net gain related to the novation of a coinsurance agreement on CNA's legacy annuity business in its Other Insurance Operations and the associated funds withheld embedded derivative. The coinsurance agreement was novated in the fourth quarter of 2022.

Further information on CNA's investment gains and losses is set forth in Note 3 of the Notes to Consolidated Financial Statements included under Item 8.

Portfolio Quality

The following table presents the estimated fair value and net unrealized gains (losses) of CNA's fixed maturity securities by rating distribution:

	December 31, 2023		December 31, 2022	
	Estimated Fair Value	**Net Unrealized Gains (Losses)**	Estimated Fair Value	Net Unrealized Gains (Losses)
(In millions)				
U.S. Government, Government agencies and Government-sponsored enterprises	$ **2,795**	$ **(298)**	$ 2,419	$ (336)
AAA	**2,727**	**(169)**	2,398	(208)
AA	**6,444**	**(420)**	6,342	(663)
A	**9,910**	**(223)**	9,043	(531)
BBB	**16,670**	**(744)**	15,651	(1,447)
Non-investment grade	**1,879**	**(119)**	1,774	(219)
Total	$ **40,425**	$ **(1,973)**	$ 37,627	$ (3,404)

As of December 31, 2023 and 2022, 1% of CNA's fixed maturity portfolio was rated internally. AAA rated securities included $0.2 billion and $0.3 billion of pre-funded municipal bonds as of December 31, 2023 and 2022.

The following table presents CNA's available-for-sale fixed maturity securities in a gross unrealized loss position by ratings distribution:

December 31, 2023	**Estimated Fair Value**	**Gross Unrealized Losses**
(In millions)		
U.S. Government, Government agencies and Government-sponsored enterprises	$ **2,273**	$ **309**
AAA	**1,524**	**261**
AA	**3,817**	**658**
A	**5,652**	**517**
BBB	**11,523**	**1,095**
Non-investment grade	**942**	**155**
Total	$ **25,731**	$ **2,995**

The following table presents the maturity profile for these available-for-sale fixed maturity securities. Securities not due to mature on a single date are allocated based on weighted average life:

December 31, 2023	Estimated Fair Value		Gross Unrealized Losses	
(In millions)				
Due in one year or less	$	974	$	33
Due after one year through five years		8,197		468
Due after five years through ten years		8,058		1,058
Due after ten years		8,502		1,436
Total	$	25,731	$	2,995

Commercial Real Estate

CNA's investment portfolio has exposure to the commercial real estate sector primarily through its fixed maturity securities and mortgage loan portfolios. The performance of these assets is dependent on a number of factors, including the performance of the underlying collateral (which is influenced by cash flows from underlying property leases), changes in the fair value of collateral, refinancing risk, and the creditworthiness of tenants of credit tenant loan properties (where lease payments directly service the loan).

Within CNA's fixed maturity securities portfolio, its exposure is primarily through the commercial mortgage-backed securities portfolio and the corporate and other bonds portfolio, which contains obligations of real estate investment trust ("REIT") issuers. Commercial mortgage-backed securities include both single asset, single borrower collateral that is securitized independently and conduit collateral that is securitized in diversified pools.

The following tables present the estimated fair value and net unrealized gains (losses) of CNA's commercial mortgage-backed securities by property type and by ratings distribution:

December 31, 2023	Estimated Fair Value		Net Unrealized Gains (Losses)	
(In millions)				
Commercial mortgage-backed:				
Single asset, single borrower:				
Office	$	306	$	(70)
Retail		283		(28)
Lodging		227		(23)
Industrial		93		(4)
Multifamily		59		(3)
Total single asset, single borrower		968		(128)
Conduits (multi property, multi borrower pools)		663		(95)
Total commercial mortgage-backed	$	1,631	$	(223)

December 31, 2023	Estimated Fair Value	Net Unrealized Gains (Losses)
(In millions)		
Commercial mortgage backed:		
AAA	$ 570	$ (27)
AA	594	(95)
A	202	(30)
BBB	216	(45)
Non-investment grade	49	(26)
Total commercial mortgage-backed	$ 1,631	$ (223)

The following tables present the estimated fair value and net unrealized gains (losses) of the REIT issuer exposure within CNA's corporate and other bonds portfolio by property type and by ratings distribution:

December 31, 2023	Estimated Fair Value	Net Unrealized Gains (Losses)
(In millions)		
Corporate and other bonds - REITs:		
Retail	$ 515	$ (25)
Office	250	(20)
Industrial	99	(1)
Other (a)	452	(22)
Total corporate and other bonds - REITs	$ 1,316	$ (68)

(a) Other includes a diversified mix of property type strategies including self-storage, healthcare and apartments.

December 31, 2023	Estimated Fair Value	Net Unrealized Gains (Losses)
(In millions)		
Corporate and other bonds - REITs:		
AA	$ 10	
A	285	$ (3)
BBB	994	(64)
Non-investment grade	27	(1)
Total corporate and other bonds - REITs	$ 1,316	$ (68)

Mortgage loans are commercial in nature and are carried at unpaid principal balance, net of unamortized fees and an allowance for expected credit losses. The allowance for expected credit losses is developed by assessing the credit quality of pools of mortgage loans in good standing using debt service coverage ratios ("DSCR") and loan-to-value ratios ("LTV"). This assessment utilizes historical credit loss experience adjusted to reflect current conditions and reasonable and supportable forecasts. As of December 31, 2023 the allowance for expected credit losses on CNA's mortgage portfolio was $35 million, or 3.3% of its amortized cost basis.

The following table presents the amortized cost basis of mortgage loans by property type:

December 31, 2023	Amortized Cost	Percentage of Total
(In millions, except %)		
Mortgage loans:		
Retail	$ 520	48 %
Office	245	23
Industrial	124	12
Other	181	17
Total mortgage loans	1,070	100 %
Less: Allowance for expected credit losses	(35)	
Total mortgage loans - net of allowance	$ 1,035	

In addition to the mortgage loan portfolio, CNA invests in securitized credit tenant loans and ground lease financings that are classified as fixed maturity securities and are largely investment grade quality. As of December 31, 2023, these holdings had an estimated fair value of $479 million and net unrealized losses of $87 million.

CNA owns other fixed maturity securities which have exposure to cell towers, data centers and other collateral types that could be viewed as having real estate characteristics. CNA views these securities to have risks more similar to operating enterprises that do not share the same risks as the broader commercial real estate market.

CNA does not hold any direct investments in commercial real estate. Additionally, CNA does not have significant exposure through its limited partnership portfolio to funds whose primary strategy is real estate focused.

Duration

A primary objective in the management of CNA's investment portfolio is to optimize return relative to the corresponding liabilities and respective liquidity needs. CNA's views on the current interest rate environment, tax regulations, asset class valuations, specific security issuer and broader industry segment conditions as well as domestic and global economic conditions, are some of the factors that enter into an investment decision. CNA also continually monitors exposure to issuers of securities held and broader industry sector exposures and may from time to time adjust such exposures based on its views of a specific issuer or industry sector.

A further consideration in the management of CNA's investment portfolio is the characteristics of the corresponding liabilities and the ability to align the duration of the portfolio to those liabilities and to meet future liquidity needs, minimize interest rate risk and maintain a level of income sufficient to support the underlying insurance liabilities. For portfolios where future liability cash flows are determinable and typically long-term in nature, CNA segregates investments for asset/liability management purposes. The segregated investments support the long-term care and structured settlement liabilities in Other Insurance Operations.

The effective durations of CNA's fixed income securities and short-term investments are presented in the following table. Amounts presented are net of payable and receivable amounts for securities purchased and sold, but not yet settled.

	December 31, 2023		December 31, 2022	
	Estimated Fair Value	**Effective Duration (Years)**	Estimated Fair Value	Effective Duration (Years)
(In millions of dollars)				
Investments supporting Other Insurance Operations	$ 15,137	10.2	$ 14,511	9.9
Other investments	27,981	4.5	25,445	4.7
Total	$ 43,118	6.5	$ 39,956	6.6

CNA's investment portfolio is periodically analyzed for changes in duration and related price risk. Certain securities have duration characteristics that are variable based on market interest rates, credit spreads and other factors that may drive variability in the amount and timing of cash flows. Additionally, CNA periodically reviews the sensitivity of the portfolio to the level of foreign exchange rates and other factors that contribute to market price changes. A summary of these risks and specific analysis on changes is included in the Quantitative and Qualitative Disclosures about Market Risk included under Item 7A.

INSURANCE RESERVES

The level of reserves CNA maintains represents its best estimate, as of a particular point in time, of what the ultimate settlement and administration of claims will cost based on CNA's assessment of facts and circumstances known at that time. Reserves are not an exact calculation of liability but instead are complex estimates that CNA derives, generally utilizing a variety of actuarial reserve estimation techniques, from numerous assumptions and expectations about future events, both internal and external, many of which are highly uncertain. As noted below, CNA reviews its reserves for each segment of its business periodically, and any such review could result in the need to increase reserves in amounts which could be material and could adversely affect our results of operations and equity and CNA's equity, business and insurer financial strength and corporate debt ratings. Further information on reserves is provided in Notes 8 and 9 of the Notes to Consolidated Financial Statements included under Item 8.

Property and Casualty Claim and Claim Adjustment Expense Reserves

CNA maintains loss reserves to cover its estimated ultimate unpaid liability for claim and claim adjustment expenses, including the estimated cost of the claims adjudication process, for claims that have been reported but not yet settled (case reserves) and claims that have been incurred but not reported ("IBNR"). IBNR includes a provision for development on known cases as well as a provision for late reported incurred claims. Claim and claim adjustment expense reserves are reflected as liabilities and are included on the Consolidated Balance Sheets under the heading "Insurance Reserves." Adjustments to prior year reserve estimates, if necessary, are reflected in results of operations in the period that the need for such adjustments is determined. The carried case and IBNR reserves as of each balance sheet date are provided in the discussion that follows and in Note 8 of the Notes to Consolidated Financial Statements included under Item 8.

There is a risk that CNA's recorded reserves are insufficient to cover its estimated ultimate unpaid liability for claims and claim adjustment expenses. Unforeseen emerging or potential claims and coverage issues are also difficult to predict and could materially adversely affect the adequacy of CNA's claim and claim adjustment expense reserves and could lead to future reserve increases.

In addition, CNA's property and casualty insurance subsidiaries also have actual and potential exposures related to A&EP claims, which could result in material losses. To mitigate the risks posed by CNA's exposure to A&EP claims and claim adjustment expenses, CNA completed a transaction with National Indemnity Company ("NICO"), under which substantially all of CNA's legacy A&EP liabilities were ceded to NICO effective January 1, 2010. See Note 8 of the Notes to the Consolidated Financial Statements included under Item 8 for further discussion about the transaction with NICO, its impact on CNA's results of operations and the deferred retroactive reinsurance gains and the amount of remaining reinsurance limit.

Establishing Property & Casualty Reserve Estimates

In developing claim and claim adjustment expense reserve estimates, CNA's actuaries perform detailed reserve analyses that are staggered throughout the year. The data is organized at a reserve group level. A reserve group typically can be a line of business covering a subset of insureds such as commercial automobile liability for small or middle market customers, or it can be a particular type of claim such as construction defect. Every reserve group is reviewed at least once during the year, but most are reviewed more frequently. The analyses generally review losses gross of ceded reinsurance and apply the ceded reinsurance terms to the gross estimates to establish estimates net of reinsurance. In addition to the detailed analyses, CNA reviews actual loss emergence for all products each quarter.

Most of CNA's business can be characterized as long-tail. For long-tail business, it will generally be several years between the time the business is written and the time when all claims are settled. CNA's long-tail exposures include commercial automobile liability, workers' compensation, general liability, medical professional liability, other professional liability and management liability coverages, assumed reinsurance run-off and products liability. Short-tail exposures include property, commercial automobile physical damage, marine, surety and warranty. Property & Casualty Operations contain both long-tail and short-tail exposures. Other Insurance Operations contain long-tail exposures.

Various methods are used to project ultimate losses for both long-tail and short-tail exposures.

The paid development method estimates ultimate losses by reviewing paid loss patterns and applying them to accident or policy years with further expected changes in paid losses. Selection of the paid loss pattern may require consideration of several factors including the impact of economic, social and medical inflation on claim costs, the rate at which claims professionals make claim payments and close claims, the impact of judicial decisions, the impact of underwriting changes, the impact of large claim payments and other factors. Claim cost inflation itself may require evaluation of changes in the cost of repairing or replacing property, changes in the cost of medical care, changes in the cost of wage replacement, judicial decisions, legislative changes and other factors. Because this method assumes that losses are paid at a consistent rate, changes in any of these factors can affect the results. Since the method does not rely on case reserves, it is not directly influenced by changes in their adequacy.

For many reserve groups, paid loss data for recent periods may be too immature or erratic for accurate predictions. This situation often exists for long-tail exposures. In addition, changes in the factors described above may result in inconsistent payment patterns. Finally, estimating the paid loss pattern subsequent to the most mature point available in the data analyzed often involves considerable uncertainty for long-tail products such as workers' compensation.

The incurred development method is similar to the paid development method, but it uses case incurred losses instead of paid losses. Since the method uses more data (case reserves in addition to paid losses) than the paid development method, the incurred development patterns may be less variable than paid patterns. However, selection of the incurred loss pattern typically requires analysis of all of the same factors described above. In addition, the inclusion of case reserves can lead to distortions if changes in case reserving practices have taken place, and the use of case incurred losses may not eliminate the issues associated with estimating the incurred loss pattern subsequent to the most mature point available.

The loss ratio method multiplies earned premiums by an expected loss ratio to produce ultimate loss estimates for each accident or policy year. This method may be useful for immature accident or policy periods or if loss development patterns are inconsistent, losses emerge very slowly or there is relatively little loss history from which to estimate future losses. The selection of the expected loss ratio typically requires analysis of loss ratios from earlier accident or policy years or pricing studies and analysis of inflationary trends, frequency trends, rate changes, underwriting changes and other applicable factors.

The Bornhuetter-Ferguson method using paid loss is a combination of the paid development method and the loss ratio method. This method normally determines expected loss ratios similar to the approach used to estimate the expected loss ratio for the loss ratio method and typically requires analysis of the same factors described above. This method assumes that future losses will develop at the expected loss ratio level. The percent of paid loss to ultimate loss implied from the paid development method is used to determine what percentage of ultimate loss is yet to be paid. The use of the pattern from the paid development method typically requires consideration of the same factors listed in the description of the paid development method. The estimate of losses yet to be paid is added to current paid losses to estimate the ultimate loss for each year. For long-tail lines, this method will react very slowly if actual ultimate loss ratios are different from expectations due to changes not accounted for by the expected loss ratio calculation.

The Bornhuetter-Ferguson method using incurred loss is similar to the Bornhuetter-Ferguson method using paid loss except that it uses case incurred losses. The use of case incurred losses instead of paid losses can result in development patterns that are less variable than paid patterns. However, the inclusion of case reserves can lead to distortions if changes in case reserving have taken place, and the method typically requires analysis of the same factors that need to be reviewed for the loss ratio and incurred development methods.

The frequency times severity method multiplies a projected number of ultimate claims by an estimated ultimate average loss for each accident or policy year to produce ultimate loss estimates. Since projections of the ultimate number of claims are often less variable than projections of ultimate loss, this method can provide more reliable results for reserve groups where loss development patterns are inconsistent or too variable to be relied on exclusively. In addition, this method can more directly account for changes in coverage that affect the number and size of claims. However, this method can be difficult to apply to situations where very large claims or a substantial number of unusual claims result in volatile average claim sizes. Projecting the ultimate number of claims may require analysis of several factors, including the rate at which policyholders report claims to CNA, the impact of judicial decisions, the impact of underwriting changes and other factors. Estimating the ultimate average loss may require analysis of the impact of large losses and claim cost trends based on changes in the cost of repairing or replacing property, changes in the cost of medical care, changes in the cost of wage replacement, judicial decisions, legislative changes and other factors.

Stochastic modeling produces a range of possible outcomes based on varying assumptions related to the particular reserve group being modeled. For some reserve groups, CNA uses models which rely on historical development patterns at an aggregate level, while other reserve groups are modeled using individual claim variability assumptions supplied by the claims department. In either case, multiple simulations using varying assumptions are run and the results are analyzed to produce a range of potential outcomes. The results will typically include a mean and percentiles of the possible reserve distribution which aid in the selection of a point estimate.

For many exposures, especially those that can be considered long-tail, a particular accident or policy year may not have a sufficient volume of paid losses to produce a statistically reliable estimate of ultimate losses. In such a case, CNA's actuaries typically assign more weight to the incurred development method than to the paid development method. As claims continue to settle and the volume of paid loss increases, the actuaries may assign additional weight to the paid development method. For most of CNA's products, even the incurred losses for accident or policy years that are early in the claim settlement process will not be of sufficient volume to produce a reliable estimate of ultimate losses. In these cases, CNA may not assign much, if any, weight to the paid and incurred development methods. CNA may use the loss ratio, Bornhuetter-Ferguson and/or frequency times severity methods. For short-tail exposures, the paid and incurred development methods can often be relied on sooner primarily because CNA's history includes a sufficient number of years to cover the entire period over which paid and incurred losses are expected to change. However, CNA may also use the loss ratio, Bornhuetter-Ferguson and/or frequency times severity methods for short-tail exposures.

For other more complex reserve groups where the above methods may not produce reliable indications, CNA uses additional methods tailored to the characteristics of the specific situation.

Periodic Reserve Reviews

The reserve analyses performed by CNA's actuaries result in point estimates. Each quarter, the results of the detailed reserve reviews are summarized and discussed with CNA's senior management to determine the best estimate of reserves. CNA's senior management considers many factors in making this decision. CNA's recorded reserves reflect its best estimate as of a particular point in time based upon known facts and circumstances, consideration of the factors cited above and its judgment. The carried reserve differs from the actuarial point estimate as discussed further below.

Currently, CNA's recorded reserves are modestly higher than the actuarial point estimate. For Property & Casualty Operations, the difference between CNA's reserves and the actuarial point estimate is primarily driven by uncertainty with respect to immature accident years, claim cost inflation, changes in claims handling, changes to the tort environment which may adversely affect claim costs and the effects from the economy. For CNA's legacy A&EP liabilities, the difference between CNA's reserves and the actuarial point estimate is primarily driven by the potential tail volatility of run-off exposures.

The key assumptions fundamental to the reserving process are often different for various reserve groups and accident or policy years. Some of these assumptions are explicit assumptions that are required of a particular method, but most of the assumptions are implicit and cannot be precisely quantified. An example of an explicit assumption is the pattern employed in the paid development method. However, the assumed pattern is itself based on several implicit assumptions such as the impact of inflation on medical costs and the rate at which claim professionals close claims. As a result, the effect on reserve estimates of a particular change in assumptions typically cannot be specifically quantified, and changes in these assumptions cannot be tracked over time.

CNA's recorded reserves are management's best estimate. In order to provide an indication of the variability associated with CNA's net reserves, the following discussion provides a sensitivity analysis that shows the approximate estimated impact of variations in significant factors affecting CNA's reserve estimates for particular types of business. These significant factors are the ones that CNA believes could most likely materially affect the reserves. This discussion covers the major types of business for which CNA believes a material deviation to its reserves is reasonably possible. There can be no assurance that actual experience will be consistent with the current assumptions or with the variation indicated by the discussion. In addition, there can be no assurance that other factors and assumptions will not have a material impact on CNA's reserves.

The three areas for which CNA believes a significant deviation to its net reserves is reasonably possible are (i) professional liability, management liability and surety products (ii) workers' compensation and (iii) general liability.

Professional liability, management liability and surety products include U.S. professional liability coverages provided to various professional firms, including architects, real estate agents, small and mid-sized accounting firms, law firms and other professional firms. They also include D&O, E&O, employment practices, fiduciary, fidelity, cyber and surety coverages and medical liability. The most significant factor affecting reserve estimates for these liability coverages is claim severity. Claim severity is driven by the cost of medical care, the cost of wage replacement, legal fees, judicial decisions, legislative changes and other factors. Underwriting and claim handling decisions such as the classes of business written and individual claim settlement decisions can also affect claim severity. If the estimated claim severity increases by 9%, CNA estimates that net reserves would increase by approximately $500 million. If the estimated claim severity decreases by 3%, CNA estimates that net reserves would decrease by approximately $150 million. CNA's net reserves for these products were approximately $5.7 billion as of December 31, 2023.

For workers' compensation, since many years will pass from the time the business is written until all claim payments have been made, the most significant factor affecting workers' compensation reserve estimates is claim cost inflation on claim payments. Workers' compensation claim cost inflation is driven by the cost of medical care, the cost of wage replacement, expected claimant lifetimes, judicial decisions, legislative changes and other factors. If estimated workers' compensation claim cost inflation increases by 100 basis points for the entire period over which claim payments will be made, CNA estimates that its net reserves would increase by approximately $250 million. If estimated workers' compensation claim cost inflation decreases by 100 basis points for the entire period over which claim payments will be made, CNA estimates that its net reserves would decrease by approximately $250 million. Net reserves for workers' compensation were approximately $3.6 billion as of December 31, 2023.

For general liability, the most significant factor affecting reserve estimates is claim severity. Claim severity is driven by changes in the cost of repairing or replacing property, the cost of medical care, the cost of wage replacement, judicial decisions, legislation and other factors. If the estimated claim severity for general liability increases by 6%, CNA estimates that its net reserves would increase by approximately $250 million. If the estimated claim severity for general liability decreases by 3%, CNA estimates that its net reserves would decrease by approximately $150 million. Net reserves for general liability were approximately $4.2 billion as of December 31, 2023.

Given the factors described above, it is not possible to quantify precisely the ultimate exposure represented by claims and related litigation. As a result, CNA regularly reviews the adequacy of its reserves and reassesses its reserve estimates as historical loss experience develops, additional claims are reported and settled and additional information becomes available in subsequent periods. In reviewing CNA's reserve estimates, CNA makes adjustments in the period that the need for such adjustments is determined. These reviews have resulted in CNA's identification of information and trends that have caused CNA to change its reserves in prior periods and could lead to CNA's identification of a need for additional material increases or decreases in claim and claim adjustment expense reserves, which could materially affect our results of operations and equity and CNA's business and insurer financial strength and corporate debt ratings positively or negatively. See Note 8 of the Notes to the Consolidated Financial Statements included under Item 8 for additional information about reserve development.

The following table summarizes gross and net carried reserves for CNA's Property & Casualty Operations:

December 31		2023		2022
(In millions)				
Gross Case Reserves	$	**5,759**	$	5,502
Gross IBNR Reserves		**14,184**		13,174
Total Gross Carried Claim and Claim Adjustment Expense Reserves	$	**19,943**	$	18,676
Net Case Reserves	$	**4,978**	$	4,805
Net IBNR Reserves		**12,235**		11,191
Total Net Carried Claim and Claim Adjustment Expense Reserves	$	**17,213**	$	15,996

The following table summarizes the gross and net carried reserves for other insurance businesses in run-off, including CNA Re and A&EP:

December 31		2023		2022
(In millions)				
Gross Case Reserves	$	**1,353**	$	1,428
Gross IBNR Reserves		**1,333**		1,321
Total Gross Carried Claim and Claim Adjustment Expense Reserves	$	**2,686**	$	2,749
Net Case Reserves	$	**129**	$	137
Net IBNR Reserves		**239**		202
Total Net Carried Claim and Claim Adjustment Expense Reserves	$	**368**	$	339

Life & Group Policyholder Reserves

CNA's Life & Group business includes its run-off long-term care business as well as structured settlement obligations not funded by annuities related to certain property and casualty claimants. Long-term care policies may provide benefits for nursing homes, assisted living facilities and home health care subject to various daily and lifetime caps. Generally, policyholders must continue to make periodic premium payments to keep the policy in force and CNA has the ability to increase policy premiums, subject to state regulatory approval.

CNA maintains future policy benefit reserves for its long-term care policies. Future policy benefit reserves for long-term care policies relate to policyholders that are currently receiving benefits, including claims that have been incurred but are not yet reported, as well as policyholders that are not yet receiving benefits. In developing the future policy benefit reserves, CNA's actuaries perform a reserve review on an annual basis. During the annual review, historical policyholder morbidity, persistency (inclusive of mortality), anticipated future premium rate increases and expense experience is reviewed and compared to the current best estimate actuarial assumption set for potential revision. On a quarterly basis, actuaries perform experience studies that monitor the appropriateness of best estimate actuarial assumptions against emerging experience to assess whether any updates to those assumptions are warranted. The determination of these reserves requires management to make estimates and assumptions about expected policyholder experience over the remaining life of the policies. Since policies may be in force for several decades, these assumptions are subject to significant estimation risk. In addition, claim and claim adjustment expense reserves are maintained for CNA's structured settlement obligations. In developing the claim and claim adjustment expense reserve estimates for CNA's structured settlement obligations, CNA's actuaries monitor mortality and expense experience on an annual basis. CNA's recorded claim and claim adjustment expense reserves reflect CNA's best estimate after incorporating the results of the most recent reviews. Claim and claim adjustment expense reserves for structured settlement obligations are discounted as discussed in Note 1 to the Consolidated Financial Statements included under Item 8.

The actuarial assumptions related to future policy benefit reserves for long-term care policies that management believes are subject to the most variability are morbidity, persistency and anticipated future premium rate increases. Morbidity is the frequency and severity of injury, illness, sickness and diseases contracted. Persistency is the percentage of policies remaining in force and can be affected by policy lapses, benefit reductions and death. Future premium rate increases are generally subject to regulatory approval, and therefore the exact timing and size of the approved rate increases are unknown. As a result of this variability, CNA's long-term care reserves may be subject to material increases if actual experience develops adversely to its expectations.

The table below summarizes the estimated pretax impact on CNA's results of operations from various hypothetical revisions to its liability for future policyholder benefits reserve assumptions. CNA has assumed that revisions to such assumptions would occur in each policy type, age and duration within each policy group. The impact of each sensitivity is discrete and does not reflect the impact one factor may have on another or the mitigating impact from management actions, which may include additional future premium rate increases. Although such hypothetical revisions are not currently required or anticipated, CNA believes they could occur based on past variances in experience and its expectations of the ranges of future experience that could reasonably occur. Any actual adjustment would be dependent on the specific policies affected and, therefore, may differ from the estimates summarized below. The estimated impacts to results of operations in the table below are after consideration of any net premium ratio impacts.

For the year ended December 31, 2023	Estimated Reduction to Pretax Income
(In millions)	
Hypothetical revisions	
Morbidity:	
2.5% increase in morbidity	$ 275
5% increase in morbidity	600
Persistency:	
5% decrease in active life mortality and lapse	$ 150
10% decrease in active life mortality and lapse	300
Premium rate actions:	
25% decrease in anticipated future premium rate increases	$ 25
50% decrease in anticipated future premium rate increases	50

As part of the annual reserve review, statutory long-term care reserve adequacy is evaluated by premium deficiency testing, by comparing carried statutory reserves with best estimate reserves, which incorporates best estimate discount rate and liability assumptions in its determination. Statutory margin is the excess of carried reserves over best estimate reserves. As of September 30, 2023, statutory long-term care margin increased $1.3 billion, primarily driven by a more favorable interest rate environment resulting in a higher yielding investment portfolio.

The following tables summarize policyholder reserves for CNA's long-term care operations:

December 31, 2023	Claim and claim adjustment expenses		Future policy benefits		Total	
(In millions)						
Long-term care			$	13,959	$	13,959
Structured settlement annuities and other	$	582				582
Total		582		13,959		14,541
Ceded reserves		93				93
Total gross reserves	$	675	$	13,959	$	14,634
December 31, 2022						
Long-term care (a)(b)			$	13,480	$	13,480
Structured settlement annuities and other	$	594				594
Total		594		13,480		14,074
Ceded reserves		101				101
Total gross reserves	$	695	$	13,480	$	14,175

(a)   As of January 1, 2023, ASU 2018-12 was adopted using the modified retrospective method applied as of the transition date of January 1, 2021. Prior period amounts presented in the financial statements have been adjusted to reflect application of the new guidance. For additional information see Notes 1 and 9 of the Notes to Consolidated Financial Statements included under Item 8.

(b)   In conjunction with the adoption of ASU 2018-12, at January 1, 2023 the long-term care reserves for policyholders currently receiving benefits were reclassified from Claim and claim adjustment expenses to Future policy benefits. This change was applied retrospectively as of January 1, 2021.

CATASTROPHES AND RELATED REINSURANCE

Various events can cause catastrophe losses. These events can be natural or man-made, including hurricanes, tornadoes, windstorms, earthquakes, hail, severe winter weather, fires, floods, riots, strikes, civil unrest, cyber attacks, pandemics and acts of terrorism that produce unusually large aggregate losses. In most, but not all cases, CNA's catastrophe losses from these events in the U.S. are defined consistent with the definition of the Property Claims Service ("PCS"). PCS defines a catastrophe as an event that causes damage of $25 million or more in direct insured losses to property and affects a significant number of policyholders and insurers. For events outside of the U.S., CNA defines a catastrophe as an industry recognized event that generates an accumulation of claims amounting to more than $1 million for the International line of business.

Catastrophes are an inherent risk of the property and casualty insurance business and have contributed to material period-to-period fluctuations in CNA's results of operations and/or equity. Catastrophe losses, net of reinsurance, of $236 million and $247 million were recorded for the years ended December 31, 2023 and 2022. Catastrophe losses for the years ended December 31, 2023 and 2022 were driven by severe weather related events, primarily Winter Storm Elliott and Hurricane Ian for 2022.

CNA uses various analyses and methods, including using one of the industry standard natural catastrophe models, to estimate hurricane and earthquake losses at various return periods and to inform underwriting and reinsurance decisions designed to manage its exposure to catastrophic events. CNA generally seeks to manage its exposure through the purchase of catastrophe reinsurance and utilize various reinsurance programs to mitigate catastrophe losses, including excess-of-loss occurrence and aggregate treaties covering property and workers' compensation, a property quota share treaty and the Terrorism Risk Insurance Program Reauthorization Act of 2019 ("TRIPRA"), as well as individual risk agreements that reinsure from losses from specific classes or lines of business. CNA conducts an ongoing review of its risk and catastrophe reinsurance coverages and from time to time makes changes as it deems appropriate.

The following discussion summarizes CNA's most significant catastrophe reinsurance coverage at January 1, 2024.

Group North American Property Treaty

CNA purchased corporate catastrophe excess-of-loss treaty reinsurance covering its U.S. states and territories and Canadian property exposures underwritten in its North American and European companies. Exposures underwritten through Hardy are excluded and covered under a separate treaty. The treaty has a term of June 1, 2023 to June 1, 2024 and provides coverage for the accumulation of covered losses from catastrophe occurrences above CNA's per occurrence retention of $235 million up to $1.1 billion for all losses other than earthquakes. Earthquakes are covered up to $1.2 billion. Losses stemming from terrorism events are covered unless they are due to a nuclear, biological or chemical attack. All layers of the treaty provide for one full reinstatement.

Group Workers' Compensation Treaty

CNA also purchased corporate Workers' Compensation catastrophe excess-of-loss treaty reinsurance for the period January 1, 2024 to January 1, 2025 providing $275 million of coverage for the accumulation of covered losses related to natural catastrophes above CNA's per occurrence retention of $25 million. The treaty provides $775 million of coverage for the accumulation of covered losses related to terrorism events above CNA's per occurrence retention of $25 million. Of the $775 million in terrorism coverage, $200 million is provided for nuclear, biological, chemical and radiation events. One full reinstatement is available for the first $275 million above the retention, regardless of the covered peril.

Terrorism Risk Insurance Program Reauthorization Act of 2019

CNA's principal reinsurance protection against large-scale terrorist attacks, including nuclear, biological, chemical or radiological attacks, is the coverage currently provided through TRIPRA which runs through the end of 2027. TRIPRA provides a U.S. government backstop for insurance-related losses resulting from any "act of terrorism," which is certified by the Secretary of Treasury in consultation with the Secretary of Homeland Security for losses that exceed a threshold of $200 million industry-wide for the calendar year 2024. Under the current provisions of the program, in 2024 the federal government will reimburse 80% of CNA's covered losses in excess of its applicable deductible up to a total industry program cap of $100 billion. CNA's deductible is based on eligible commercial property and casualty earned premiums for the preceding calendar year. Based on 2023 earned premiums, CNA's estimated deductible under the program is $1.1 billion for 2024. If an act of terrorism or acts of terrorism result in covered losses exceeding the $100 billion annual industry aggregate limit, Congress would be responsible for determining how additional losses in excess of $100 billion will be paid.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Consolidated Financial Statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported on the Consolidated Financial Statements and the related notes. Actual results could differ from those estimates.

The Consolidated Financial Statements and accompanying notes have been prepared in accordance with GAAP, applied on a consistent basis. We continually evaluate the accounting policies and estimates used to prepare the Consolidated Financial Statements. In general, our estimates are based on historical experience, evaluation of current trends, information from third party professionals and various other assumptions that we believe are reasonable under the known facts and circumstances.

We consider the accounting policies discussed below to be critical to an understanding of our Consolidated Financial Statements as their application places the most significant demands on our judgment. Due to the inherent uncertainties involved with these types of judgments, actual results could differ significantly from estimates and may have a material adverse impact on our results of operations, financial condition, equity, business and CNA's insurer financial strength and corporate debt ratings.

Insurance Reserves

Insurance reserves are established for both short and long-duration insurance contracts. Short-duration contracts are primarily related to property and casualty insurance policies where the reserving process is based on actuarial estimates of the amount of loss, including amounts for known and unknown claims. Long-duration contracts are primarily related to long-term care policies and the reserves are recorded as Future policy benefits reserves as discussed below. The reserve for unearned premiums represents the portion of premiums written related to the unexpired terms of coverage. The reserving process is discussed in further detail in the Insurance Reserves section of this MD&A.

Long Term Care Reserves

Future policy benefits reserves for long-term care policies are based on certain actuarial assumptions, including morbidity, persistency (inclusive of mortality), anticipated future premium rate increases and expenses. The adequacy of the reserves is contingent upon actual experience and future expectations related to these key assumptions. If actual or expected future experience differs from these assumptions, the reserves may not be adequate, requiring an increase to reserves. The reserves are discounted using upper-medium grade fixed income instrument yields as of each reporting date. In addition, regulatory approval may not be received for the level of premium rate increases requested. The reserving process is discussed in further detail in the Insurance Reserve section of this MD&A.

Reinsurance and Other Receivables

Exposure exists with respect to the collectibility of ceded property and casualty and life reinsurance to the extent that any reinsurer is unable to meet its obligations or disputes the liabilities CNA has ceded under reinsurance agreements. An allowance for doubtful accounts on reinsurance receivables is recorded on the basis of periodic evaluations of balances due from reinsurers, reinsurer financial strength rating and solvency, industry experience and current and forecast economic conditions. Further information on CNA's reinsurance receivables is included in Note 17 of the Notes to Consolidated Financial Statements included under Item 8.

Additionally, exposure exists with respect to the collectibility of amounts due from customers on other receivables. An allowance for doubtful accounts is recorded on the basis of periodic evaluations of balances due, currently as well as in the future, historical business default data, management's experience and current and forecast economic conditions.

If actual experience differs from the estimates made by management in determining the allowances for doubtful accounts on reinsurance and other receivables, net receivables as reflected on our Consolidated Balance Sheets may not be collected. Further information on CNA's process for determining the allowance for doubtful accounts on reinsurance and insurance receivables is in Note 1 to the Consolidated Financial Statements included under Item 8.

Valuation of Investments and Impairment of Securities

Fixed maturity and equity securities are carried at fair value on the balance sheet. Fair value represents the price that would be received in a sale of an asset in an orderly transaction between market participants on the measurement date, the determination of which may require us to make a significant number of assumptions and judgments. Securities with the greatest level of subjectivity around valuation are those that rely on inputs that are significant to the estimated fair value and that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs are based on assumptions consistent with what we believe other market participants would use to price such securities. Further information on fair value measurements is included in Note 4 of the Notes to Consolidated Financial Statements included under Item 8.

CNA's fixed maturity securities are subject to market declines below amortized cost that may result in the recognition of impairment losses in earnings. Factors considered in the determination of whether or not an impairment loss is recognized in earnings include a current intention or need to sell the security or an indication that a credit loss exists. Significant judgment is required in the determination of whether a credit loss has occurred for a security. CNA considers all available evidence when determining whether a security requires a credit allowance to be recorded, including the financial condition and expected near-term and long-term prospects of the issuer, whether the issuer is current with interest and principal payments, credit ratings on the security or changes in ratings over time, general market conditions, industry, sector or other specific factors and whether CNA expects to receive cash flows sufficient to recover the entire amortized cost basis of the security.

CNA's mortgage loan portfolio is subject to the expected credit loss model, which requires immediate recognition of estimated credit losses over the life of the asset and the presentation of the asset at the net amount expected to be collected.

Significant judgment is required in the determination of estimated credit losses and any changes in CNA's expectation of the net amount to be collected are recognized in earnings.

Further information on CNA's process for evaluating impairments and expected credit losses is included in Note 1 of the Notes to Consolidated Financial Statements included under Item 8.

ACCOUNTING STANDARDS UPDATE

For a discussion of accounting standards updates that have been adopted, please read Note 1 of the Notes to Consolidated Financial Statements included under Item 8.

RECENT TAX LEGISLATION

Corporate Alternative Minimum Tax

The Inflation Reduction Act was enacted on August 16, 2022, and includes, among other provisions, a new 15% corporate alternative minimum tax ("CAMT"), effective January 1, 2023, imposed on the adjusted financial statement income ("AFSI") of an applicable corporation whose average annual AFSI over three prior years exceeds $1 billion. Based on interpretations of the CAMT and current guidance, the Company believes that the CAMT has no impact on its consolidated financial results for the year ended December 31, 2023. The Company will continue to monitor as additional technical guidance from the U.S. Department of Treasury, including forthcoming proposed regulations, becomes available.

Pillar Two

The Organization for Economic Co-operation and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting has introduced rules to establish a global minimum corporate tax rate of 15%, commonly referred to as the Pillar Two rules. Numerous foreign countries have enacted legislation to implement the Pillar Two rules, effective beginning in 2024, or are expected to enact similar legislation. The Company is currently evaluating the potential impacts that Pillar Two may have on future periods and will continue to monitor the implementation of the Pillar Two rules in the jurisdictions in which it operates.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

We are a large diversified holding company. As such, we and our subsidiaries have significant amounts of financial instruments that involve market risk. Our measure of market risk exposure represents an estimate of the change in fair value of our financial instruments. Changes in the trading portfolio are recognized in the Consolidated Statements of Income. Market risk exposure is presented for each class of financial instrument held by us and our subsidiaries at December 31, assuming immediate adverse market movements of the magnitude described below. We believe that the various rates of adverse market movements represent a measure of exposure to loss under hypothetically assumed adverse conditions. The estimated market risk exposure represents the hypothetical loss to future earnings and does not represent the maximum possible loss nor any expected actual loss, even under adverse conditions, because actual adverse fluctuations would likely differ. In addition, since our and our subsidiaries investment portfolios are subject to change based on portfolio management strategy as well as in response to changes in the market, these estimates are not necessarily indicative of the actual results which may occur.

Exposure to market risk is managed and monitored by senior management of the parent company and its subsidiaries. Senior management approves the overall investment strategy and has responsibility to ensure that the investment positions are consistent with that strategy with an acceptable level of risk. Management of risk may include buying or selling instruments or entering into offsetting positions.

Interest Rate Risk – We and our subsidiaries have exposure to interest rate risk arising from changes in the level or volatility of interest rates. We and our subsidiaries attempt to mitigate our exposure to interest rate risk by utilizing instruments such as interest rate swaps, commitments to purchase securities, options, futures and forwards. We and our subsidiaries monitor our sensitivity to interest rate changes by revaluing financial assets and liabilities using a variety of different interest rates. Duration and convexity at the security level are used to estimate the change in fair value that would result from a change in each security's yield. Duration measures the price sensitivity of an asset to changes in yield. Convexity measures how the duration of the asset changes with interest rates. The duration and convexity analysis takes into account the unique characteristics (e.g., call and put options and prepayment expectations) of each security, in determining the hypothetical change in fair value. The analysis is performed at the security level and is aggregated up to the asset category level.

The evaluation is performed by applying an instantaneous change in the yield rates by varying magnitudes on a static balance sheet to determine the effect such a change in rates would have on the recorded market value of our investments and the resulting effect on shareholders' equity. The analysis presents the sensitivity of the market value of our financial instruments to selected changes in market rates and prices which we believe are reasonably possible over a one year period.

The sensitivity analysis estimates the change in the fair value of interest sensitive assets and liabilities that were held on December 31, 2023 and 2022 due to an instantaneous change in the yield of the security at the end of the period of 100 basis points, with all other variables held constant.

The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Accordingly, the analysis may not be indicative of, is not intended to provide, and does not provide a precise forecast of the effect of changes of market interest rates on our earnings or shareholders' equity. Further, the computations do not contemplate any actions that could be undertaken in response to changes in interest rates.

Our and our subsidiaries' debt is primarily denominated in U.S. dollars and has been primarily issued at fixed rates, therefore, interest expense would not be impacted by interest rate shifts. The impact of a 100 basis point increase in interest rates on fixed rate debt would result in a decrease in market value of $341 million and $344 million at December 31, 2023 and 2022. The impact of a 100 basis point decrease would result in an increase in market value of $363 million and $368 million at December 31, 2023 and 2022. At December 31, 2023 and 2022, the impact of a 100 basis point increase in interest rates on variable rate debt, net of the effects of the swaps, would result in a $2 million increase interest expense.

Equity Price Risk – We and our subsidiaries have exposure to equity price risk as a result of investments in equity securities and equity derivatives. Equity price risk results from changes in the level or volatility of equity prices which affect the value of equity securities or instruments that derive their value from such securities or indexes. Equity price risk was measured assuming an instantaneous 25% decrease in the underlying reference price or index from its level at December 31, 2023 and 2022, with all other variables held constant. For limited partnership holdings, the estimated change in value was largely derived from a beta analysis calculation of historical experience of the portfolio and indices with similar strategies relative to the S&P 500.

Foreign Exchange Rate Risk – Foreign exchange rate risk arises from the possibility that changes in foreign currency exchange rates will impact the value of financial instruments. We and our subsidiaries have foreign exchange rate exposure when we buy or sell foreign currencies or financial instruments denominated in a foreign currency, which is reduced through the use of forward contracts. The sensitivity analysis assumes an instantaneous 20% decrease in the foreign currency exchange rates versus the U.S. dollar from their levels at December 31, 2023 and 2022, with all other variables held constant.

Commodity Price Risk – We and our subsidiaries have exposure to price risk as a result of our investments in commodities. Commodity price risk results from changes in the level or volatility of commodity prices that impact instruments which derive their value from such commodities. Commodity price risk was measured assuming an instantaneous decrease of 20% from their levels at December 31, 2023 and 2022.

We have exposure to price risk as a result of Altium Packaging's purchases of certain raw materials, such as high-density polyethylene, polycarbonate, polypropylene and polyethylene terephthalate resins in connection with the production of its products. The purchase prices of these raw materials are determined based on prevailing market conditions. Altium

Packaging's contracts with its customers provide for price adjustments for changes in resin prices on a prospective basis. Due to fluctuations in resin prices, over time resin raw material costs are generally offset by the change in revenues, so that Altium Packaging's gross margins return to the same level as prior to the change in prices.

Credit Risk – We and our subsidiaries are exposed to credit risk relating to the risk of loss resulting from the nonperformance by a customer of its contractual obligations. Although nearly all customers pay for their services on a timely basis, the Company and its subsidiaries actively monitors the credit exposure to its customers. Certain of our subsidiaries may perform credit reviews of customers and may require customers to provide cash collateral, post a letter of credit, prepay for services or provide other credit enhancements.

The following tables present the estimated effects on the fair value of our and our subsidiaries' financial instruments as of December 31, 2023 and 2022 due to an increase in yield rates of 100 basis points, a 20% decline in foreign currency exchange rates and a 25% decline in the S&P 500, with all other variables held constant, on the basis of those entered into for trading purposes and other than trading purposes.

Trading portfolio:

			Increase (Decrease)	
December 31, 2023	Fair Value Asset (Liability)		Interest Rate Risk	Equity Price Risk
(In millions)				
Fixed maturities – long	$	201	$ (3)	
Equity securities – long		366		$ (91)
– short		(62)		15
Options – purchased		1		35
Other invested assets		8		
Short-term investments		2,109	(6)	

Other than trading portfolio:

			Increase (Decrease)		
December 31, 2023	Fair Value Asset (Liability)		Interest Rate Risk	Foreign Currency Risk	Equity Price Risk
(In millions)					
Fixed maturities	$	40,425	$ (2,779)	$ (638)	
Equity securities		683	(14)		$ (48)
Limited partnership investments		2,174		(1)	(217)
Other invested assets		81		(15)	
Mortgage loans		997	(34)		
Short-term investments		2,287	(2)	(38)	
Other derivatives		14	4	3	29

Trading portfolio:

| | | Increase (Decrease) | |
December 31, 2022	Fair Value Asset (Liability)	Interest Rate Risk	Equity Price Risk
(In millions)			
Fixed maturities – long	$ 70		
Equity securities – long	465		$ (116)
– short	(82)		20
Other invested assets	7		(3)
Short-term investments	2,672	$ (6)	

Other than trading portfolio:

| | | Increase (Decrease) | | |
December 31, 2022	Fair Value Asset (Liability)	Interest Rate Risk	Foreign Currency Risk	Equity Price Risk
(In millions)				
Fixed maturities	$ 37,627	$ (2,603)	$ (532)	
Equity securities	674	(18)		$ (46)
Limited partnership investments	1,954			(200)
Other invested assets	78		(14)	
Mortgage loans	973	(38)		
Short-term investments	2,182	(2)	(41)	
Other derivatives	21	6	2	42

Changes in discount rates used to measure CNA's liability for future policyholder benefits ("LFPB") would reduce the impact of the decrease in Fixed maturity securities within Other comprehensive income. The carrying value of the LFPB was $14.0 billion and $13.5 billion as of December 31, 2023 and 2022. The estimated decrease in the carrying value of the LFPB as of December 31, 2023 and 2022 due to an increase in yield rates of 100 basis points was $1.5 billion. The change in the carrying value of the LFPB due to interest rate changes was estimated by discounting the expected future cash flows.

Item 8. Financial Statements and Supplementary Data.

Financial Statements and Supplementary Data are comprised of the following sections:

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for us. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

There are inherent limitations to the effectiveness of any control system, however well designed, including the possibility of human error and the possible circumvention or overriding of controls. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Management must make judgments with respect to the relative cost and expected benefits of any specific control measure. The design of a control system also is based in part upon assumptions and judgments made by management about the likelihood of future events, and there can be no assurance that a control will be effective under all potential future conditions. As a result, even an effective system of internal control over financial reporting can provide no more than reasonable assurance with respect to the fair presentation of financial statements and the processes under which they were prepared.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework (2013)*. Based on this assessment, our management believes that, as of December 31, 2023, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on the Company's internal control over financial reporting. The report of Deloitte & Touche LLP follows this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Loews Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Loews Corporation and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 6, 2024, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's change in its method of accounting for measurement and disclosure of long-duration contracts.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 6, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Loews Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Loews Corporation and subsidiaries (the "Company") as of December 31, 2023, and 2022, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the schedules listed in the Index at Item 15 (a) 2 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 6, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company has changed its method of accounting for measurement and disclosure of long-duration contracts effective January 1, 2023, using the modified retrospective method applied as of the transition date of January 1, 2021, due to adoption of ASU 2018-12, Financial Services-Insurance (Topic 944): *Targeted Improvements to the Accounting For Long-Duration Contracts*.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Claim and claim adjustment expense reserves – Property & Casualty — Refer to Notes 1 and 8 to the financial statements

Critical Audit Matter Description

The estimation of property and casualty claim and claim adjustment expense reserves ("P&C claim and claim adjustment expense reserves"), including those claims that are incurred but not reported, requires significant judgment. Estimating

P&C claim and claim adjustment expense reserves is subject to a high degree of variability as it involves complex estimates that are generally derived using a variety of actuarial estimation techniques and numerous assumptions and expectations about future events, many of which are highly uncertain. Modest changes in judgments and assumptions can materially impact the valuation of these liabilities, particularly for claims with longer-tailed exposures such as workers' compensation, general liability and professional liability claims and certain shorter-tailed exposures, such as surety.

Given the significant judgments made by management in estimating P&C claim and claim adjustment expense reserves, auditing P&C claim and claim adjustment expense reserves required a high degree of auditor judgment and an increased extent of effort, including the involvement of our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to P&C claim and claim adjustment expense reserves included the following, among others:

- We tested the effectiveness of controls related to the determination of P&C claim and claim adjustment expense reserves, including those controls related to the estimation of and management's review of P&C claim and claim adjustment expense reserves.

- We tested the underlying data, including historical claims, that served as the basis for the actuarial analyses, to test that the inputs to the actuarial estimates were accurate and complete.

- With the assistance of our actuarial specialists:

  ◦ We developed a range of independent estimates of P&C claim and claim adjustment expense reserves and compared the recorded reserves to our range of estimates.

  ◦ We performed a retrospective review which involved comparing our prior year estimates of expected incurred losses to actual experience during the most recent year to identify potential bias in the Company's determination of P&C claim and claim adjustment expense reserves.

Future policy benefit reserves – Long Term Care — Refer to Notes 1 and 9 to the financial statements

Critical Audit Matter Description

The estimation of long term care future policy benefit reserves ("LTC future policy benefit reserves") requires significant judgment in the selection of key assumptions, including morbidity and persistency (inclusive of mortality).

Estimating future experience for long term care policies is subject to significant estimation risk as the required projection period spans several decades. Morbidity and persistency experience can be volatile and modest changes in each of these assumptions can materially impact the valuation of these liabilities.

Given the significant judgments made by management in estimating LTC future policy benefit reserves, auditing LTC future policy benefit reserves required a high degree of auditor judgment and an increased extent of effort, including the involvement of our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to LTC future policy benefit reserves included the following, among others:

• We tested the effectiveness of controls related to the determination of LTC future policy benefit reserves, including those controls related to the estimation of and management's review of LTC future policy benefit reserves and determination of key assumptions.

• We tested the underlying data, including demographic and historical claims data, that served as the basis for the actuarial analyses, to test that the inputs to the actuarial estimates were accurate and complete.

• With the assistance of our actuarial specialists:

  ◦ We independently recalculated cohort level LTC future policy benefit reserves and compared our estimates to the recorded reserves.

  ◦ We evaluated the judgments made by management in setting assumptions, including comparing those assumptions to the Company's historical experience used as the basis for setting those assumptions.

  ◦ For a sample of policies, we evaluated management's estimate of future cash flows. This included confirming that assumptions were applied as intended.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 6, 2024

We have served as the Company's auditor since 1969.

Loews Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS

Assets:				
December 31		**2023**		2022
(Dollar amounts in millions, except per share data)				
Investments:				
Fixed maturities, amortized cost of $42,615 and $41,102, less allowance for credit loss of $16 and $1	$	**40,626**	$	37,697
Equity securities, cost of $1,015 and $1,161		**1,050**		1,139
Limited partnership investments		**2,174**		1,954
Other invested assets, primarily mortgage loans, less allowance for credit loss of $35 and $24		**1,123**		1,124
Short-term investments		**4,396**		4,854
Total investments		**49,369**		46,768
Cash		**399**		532
Receivables		**9,660**		9,403
Property, plant and equipment		**10,718**		10,027
Goodwill		**347**		346
Deferred non-insurance warranty acquisition expenses		**3,661**		3,671
Deferred acquisition costs of insurance subsidiaries		**896**		806
Other assets		**4,147**		4,014
Total assets	$	**79,197**	$	75,567

See Notes to Consolidated Financial Statements.

Liabilities and Equity:

December 31		**2023**		2022
(Dollar amounts in millions, except per share data)				
Insurance reserves:				
Claim and claim adjustment expense	$	**23,304**	$	22,120
Future policy benefits		**13,959**		13,480
Unearned premiums		**6,933**		6,374
Total insurance reserves		**44,196**		41,974
Payable to brokers		**79**		133
Short-term debt		**1,084**		854
Long-term debt		**7,919**		8,165
Deferred income taxes		**398**		243
Deferred non-insurance warranty revenue		**4,694**		4,714
Other liabilities		**4,302**		4,283
Total liabilities		**62,672**		60,366
Commitments and contingent liabilities				
Shareholders' equity:				
Preferred stock, $0.10 par value:				
Authorized – 100,000,000 shares				
Common stock, $0.01 par value:				
Authorized – 1,800,000,000 shares				
Issued – 222,268,150 and 236,159,866 shares		**2**		2
Additional paid-in capital		**2,589**		2,748
Retained earnings		**15,617**		14,931
Accumulated other comprehensive loss		**(2,497)**		(3,320)
		15,711		14,361
Less treasury stock, at cost (100,000 and 198,875 shares)		**(7)**		(12)
Total shareholders' equity		**15,704**		14,349
Noncontrolling interests		**821**		852
Total equity		**16,525**		15,201
Total liabilities and equity	$	**79,197**	$	75,567

See Notes to Consolidated Financial Statements.

Loews Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31		2023		2022		2021
(In millions, except per share data)						
Revenues:						
Insurance premiums	$	**9,480**	$	8,667	$	8,175
Net investment income		**2,395**		1,802		2,259
Investment gains (losses) (Note 3)		**(53)**		(199)		660
Non-insurance warranty revenue		**1,624**		1,574		1,430
Operating revenues and other		**2,455**		2,200		2,133
Total		**15,901**		14,044		14,657
Expenses:						
Insurance claims and policyholders' benefits (re-measurement loss of $(88), $(214), and $(8)		**7,068**		6,653		6,371
Amortization of deferred acquisition costs		**1,644**		1,490		1,443
Non-insurance warranty expense		**1,544**		1,471		1,328
Operating expenses and other		**3,393**		3,077		2,957
Equity method income		**(120)**		(139)		(26)
Interest		**376**		378		424
Total		**13,905**		12,930		12,497
Income before income tax		**1,996**		1,114		2,160
Income tax expense		**(451)**		(223)		(475)
Net income		**1,545**		891		1,685
Amounts attributable to noncontrolling interests		**(111)**		(69)		(123)
Net income attributable to Loews Corporation	$	**1,434**	$	822	$	1,562
Basic net income per share	$	**6.30**	$	3.39	$	6.02
Diluted net income per share	$	**6.29**	$	3.38	$	6.00
Basic weighted average number of shares outstanding		**227.48**		242.83		259.67
Diluted weighted average number of shares outstanding		**227.81**		243.28		260.20

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Year Ended December 31		**2023**		2022		2021
(In millions)						
Net income	**$**	**1,545**	$	891	$	1,685
Other comprehensive income (loss), after tax						
Changes in:						
Net unrealized losses on investments with an allowance for credit losses		**(5)**		(5)		(2)
Net unrealized gains (losses) on other investments		**1,125**		(6,097)		(987)
Total unrealized gains (losses) on investments		**1,120**		(6,102)		(989)
Impact of changes in discount rates used to measure long-duration contract liabilities		**(318)**		3,959		941
Unrealized gains (losses) on cash flow hedges		**(5)**		20		17
Pension and postretirement benefits		**104**		15		266
Foreign currency translation		**60**		(111)		(20)
Other comprehensive income (loss)		**961**		(2,219)		215
Comprehensive income (loss)		**2,506**		(1,328)		1,900
Amounts attributable to noncontrolling interests		**(188)**		150		(142)
Total comprehensive income (loss) attributable to Loews Corporation	**$**	**2,318**	$	(1,178)	$	1,758

See Notes to Consolidated Financial Statements.

Loews Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF EQUITY

		Loews Corporation Shareholders					
(In millions)	Total	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Common Stock Held in Treasury	Noncontrolling Interests
Balance, January 1, 2021, as reported	$ 19,181	$ 3	$ 3,133	$ 14,150	$ 581	$ (7)	$ 1,321
Cumulative effect adjustments from changes in accounting standard (Note 1)	(2,346)			(5)	(2,097)		(244)
Balance, January 1, 2021, as adjusted	16,835	3	3,133	14,145	(1,516)	(7)	1,077
Net income	1,685			1,562			123
Other comprehensive income	215				196		19
Dividends paid ($0.25 per share)	(129)			(65)			(64)
Purchase of subsidiary stock from noncontrolling interests	(18)						(18)
Purchases of Loews Corporation treasury stock	(1,132)					(1,132)	
Retirement of treasury stock	—	(1)	(246)	(889)		1,136	
Stock-based compensation	15		(2)				17
Other	—			1			(1)
Balance, December 31, 2021	$ 17,471	$ 2	$ 2,885	$ 14,754	$ (1,320)	$ (3)	$ 1,153
Net income	891			822			69
Other comprehensive loss	(2,219)				(2,000)		(219)
Dividends paid ($0.25 per share)	(159)			(61)			(98)
Purchase of subsidiary stock from noncontrolling interests	(66)		4				(70)
Purchases of Loews Corporation treasury stock	(738)					(738)	
Retirement of treasury stock	—		(146)	(583)		729	
Stock-based compensation	21		3				18
Other	—		2	(1)			(1)
Balance, December 31, 2022	$ 15,201	$ 2	$ 2,748	$ 14,931	$ (3,320)	$ (12)	$ 852

See Notes to Consolidated Financial Statements.

Loews Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF EQUITY

(In millions)	Total		Loews Corporation Shareholders						Noncontrolling Interests
			Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)		Common Stock Held in Treasury	
Balance, December 31, 2022	$	15,201	$ 2	$ 2,748	$ 14,931	$ (3,320)	$	(12)	$ 852
Net income		1,545			1,434				111
Other comprehensive income		961				884			77
Dividends paid ($0.25 per share)		(131)			(57)				(74)
Purchase of subsidiary stock from noncontrolling interests		(202)		27		(61)			(168)
Purchases of Loews Corporation treasury stock		(852)						(852)	
Retirement of treasury stock		—		(164)	(693)			857	
Stock-based compensation		26		3					23
Other		(23)		(25)	2				
Balance, December 31, 2023	$	16,525	$ 2	$ 2,589	$ 15,617	$ (2,497)	$	(7)	$ 821

See Notes to Consolidated Financial Statements.

89

Loews Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31	2023	2022	2021
(In millions)			
Operating Activities:			
Net income	$ 1,545	$ 891	$ 1,685
Adjustments to reconcile net income to net cash provided by operating activities:			
Investment (gains) losses	53	199	(660)
Equity method investees	18	236	(74)
Amortization of investments	(191)	(129)	(81)
Depreciation and amortization	538	509	515
Provision for deferred income taxes	127	(50)	209
Other non-cash items	109	90	81
Changes in operating assets and liabilities, net:			
Receivables	(268)	(316)	(1,409)
Deferred acquisition costs	(85)	(79)	(30)
Insurance reserves	1,667	2,058	2,485
Other assets	(88)	(391)	(946)
Other liabilities	(95)	137	897
Trading securities	577	159	(49)
Net cash flow provided by operating activities	3,907	3,314	2,623
Investing Activities:			
Purchases of fixed maturities	(6,616)	(9,821)	(9,307)
Proceeds from sales of fixed maturities	4,029	5,909	3,816
Proceeds from maturities of fixed maturities	1,334	2,358	4,464
Purchases of equity securities	(293)	(294)	(304)
Proceeds from sales of equity securities	317	509	316
Purchases of limited partnership investments	(402)	(337)	(440)
Proceeds from sales of limited partnership investments	231	171	307
Purchases of property, plant and equipment	(686)	(660)	(482)
Acquisitions	(401)		
Dispositions		16	80
(Investment in) sale of interest in Altium Packaging		(79)	417
Change in short-term investments	(80)	(27)	(141)
Other, net	(178)	(92)	87
Net cash flow used by investing activities	$ (2,745)	$ (2,347)	$ (1,187)

Year Ended December 31	2023		2022		2021
(In millions)					
Financing Activities:					
Dividends paid	$ **(57)**	$	(61)	$	(65)
Dividends paid to noncontrolling interests	**(74)**		(98)		(64)
Purchases of Loews Corporation treasury stock	**(849)**		(729)		(1,136)
Purchases of subsidiary stock from noncontrolling interests	**(202)**		(66)		(18)
Principal payments on debt	**(878)**		(640)		(1,193)
Issuance of debt	**778**		573		1,199
Other, net	**(18)**		(16)		(12)
Net cash flow used by financing activities	**(1,300)**		(1,037)		(1,289)
Effect of foreign exchange rate on cash	**5**		(19)		(4)
Net change in cash	**(133)**		(89)		143
Cash, beginning of year	**532**		621		478
Cash, end of year	$ **399**	$	532	$	621

See Notes to Consolidated Financial Statements.

Loews Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Basis of presentation − Loews Corporation is a holding company. Its consolidated operating subsidiaries are engaged in the following lines of business: commercial property and casualty insurance (CNA Financial Corporation ("CNA"), an approximately 92% owned subsidiary); transportation and storage of natural gas and natural gas liquids (Boardwalk Pipeline Partners, LP ("Boardwalk Pipelines"), a wholly owned subsidiary) and the operation of a chain of hotels (Loews Hotels Holding Corporation ("Loews Hotels & Co"), a wholly owned subsidiary). Unless the context otherwise requires, as used herein, the term "Company" means Loews Corporation including its consolidated subsidiaries, the term "Parent Company" means Loews Corporation excluding its subsidiaries, the term "Net income (loss) attributable to Loews Corporation" means Net income (loss) attributable to Loews Corporation shareholders and the term "subsidiaries" means Loews Corporation's consolidated subsidiaries.

On April 1, 2021, Loews Corporation sold approximately 47% of Altium Packaging LLC ("Altium Packaging"), previously an approximately 99% owned subsidiary. See Note 2 for further discussion.

Accounting estimates and principles of consolidation – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements and the related notes. Actual results could differ from those estimates. The Consolidated Financial Statements include all subsidiaries and intercompany accounts and transactions have been eliminated.

Investments – Fixed maturity securities are classified as either available-for-sale or trading, and as such, they are carried at fair value. Short-term investments are carried at fair value. Changes in fair value of trading securities are reported within Net investment income on the Consolidated Statements of Operations. Changes in fair value of available-for-sale securities are reported as a component of Other comprehensive income.

The cost of fixed maturity securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts, which are included in Net investment income on the Consolidated Statements of Operations. The amortization of premium and accretion of discount for fixed maturity securities takes into consideration call and maturity dates that produce the lowest yield.

For asset-backed securities included in fixed maturity securities, income is recognized using an effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments predominantly using the retrospective method.

Equity securities are carried at fair value. Non-redeemable preferred stock investments contain characteristics of debt securities, are priced similarly to bonds and are held primarily for income generation through periodic dividends. While recognition of gains and losses on these securities is not discretionary, the changes in fair value of non-redeemable preferred stock are not considered to be reflective of its primary operations. As such, the changes in the fair value of these securities are recorded through Investment gains (losses) on the Consolidated Statements of Operations. Common stock is owned with the intention of holding the securities primarily for market appreciation and as such, the changes in the fair value of these securities are recorded through Net investment income (loss).

Carrying value of investments in limited partnerships is the owner's share of the net asset value of each partnership, as determined by the general partner. Certain partnerships for which results are not available on a timely basis are reported on a lag, primarily three months or less. These investments are accounted for under the equity method and changes in net asset values are recorded within Net investment income on the Consolidated Statements of Operations.

Mortgage loans are commercial in nature, are carried at unpaid principal balance, net of unamortized fees and an allowance for expected credit losses, and are recorded once funded. The allowance for expected credit losses on mortgage loans is developed by assessing the credit quality of pools of mortgage loans in good standing using debt service coverage ratios ("DSCR") and loan-to-value ("LTV") ratios. The DSCR compares a property's net operating income to its debt service payments, including principal and interest. The LTV ratio compares the current unpaid principal balance of the loan to the estimated fair value of the underlying property collateralizing the loan. The pools developed to measure the credit loss allowance use increments of DSCR and LTV to draw distinctions between risk levels. Expected credit loss rates are applied by pool to the outstanding receivable balances. Changes in the allowance for mortgage loans are presented as a component of Investment gains (losses) on the Consolidated Statements of Operations. Mortgage loans are included in Other invested assets on the Consolidated Balance Sheets. Interest income from mortgage loans is recognized on an accrual basis using the effective yield method.

Investments in derivative securities are carried at fair value with changes in fair value reported as a component of Investment gains (losses), Net investment income or Other comprehensive income (loss), depending on their hedge designation. A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument, index or rate, has a notional amount, requires little or no initial investment and can be net settled. Derivatives include the following types of investments: interest rate swaps, interest rate caps and floors, put and call options, warrants, futures, forwards, commitments to purchase securities, credit default swaps and combinations of the foregoing. Derivatives embedded within non-derivative instruments (such as call options embedded in convertible bonds) must be split from the host instrument when the embedded derivative is not clearly and closely related to the host instrument.

An available-for-sale security is impaired if the fair value of the security is less than its cost adjusted for accretion, amortization and allowance for credit losses. When a security is impaired, it is evaluated to determine whether there is an intent to sell the security before recovery of amortized cost or whether a credit loss exists. Losses on securities that are intended to be sold are recognized as impairment losses within Investment gains (losses) on the Consolidated Statements of Operations. If a credit loss exists, an allowance is established and the corresponding amount is recognized as an impairment loss within Investment gains (losses) on the Consolidated Statements of Operations. The allowance for credit losses related to available-for-sale fixed maturity securities is the difference between the present value of cash flows expected to be collected and the amortized cost basis. In subsequent periods, the allowance is reviewed, with any changes in the allowance presented as a component of Investment gains (losses) on the Consolidated Statements of Operations. Changes in the difference between the amortized cost basis, net of the allowance, and the fair value, are recognized in Other comprehensive income.

Significant judgment is required in the determination of whether an impairment loss has occurred for a security. A consistent and systematic process is followed for determining and recording an impairment loss, including the evaluation of securities in an unrealized loss position and securities with an allowance for credit losses on at least a quarterly basis.

The assessment of whether an impairment loss has occurred incorporates both quantitative and qualitative information. A credit loss exists if the present value of cash flows expected to be collected is less than the amortized cost basis. Significant assumptions enter into these cash flow projections including delinquency rates, probable risk of default, loss severity upon a default, over collateralization and interest coverage triggers and credit support from lower level tranches. All available evidence is considered when determining whether an investment requires a credit loss write-down or allowance to be recorded. Examples of such evidence may include the financial condition and near-term and long-term prospects of the issuer, whether the issuer is current with interest and principal payments, credit ratings on the security or changes in ratings over time, general market conditions and industry, sector or other specific factors and whether it is likely that the amortized cost will be recovered through the collection of cash flows.

Credit losses - The allowances for credit losses on fixed maturity securities, mortgage loans, reinsurance receivables, insurance receivables and trade receivables are valuation accounts that are reported as a reduction of a financial asset's cost basis and are measured on a pool basis when similar risk characteristics exist. The allowance is estimated using relevant available information from both internal and external sources. Historical credit loss experience provides the basis for the estimation of expected credit losses and adjustments may be made to reflect current conditions and reasonable and supportable forecasts. Adjustments to historical loss information are made for additional factors that come to the Company's attention. This could include significant shifts in counterparty financial strength ratings, aging of past due receivables, amounts sent to collection agencies, or other underlying portfolio changes. Current and forecast economic conditions are considered, using a variety of economic metrics and forecast indices. The sensitivity of expected credit losses relative to changes to the forecast of economic conditions can vary by financial asset class. A reasonable and supportable forecast period is up to 24 months from the balance sheet date. After the forecast period, the Company reverts to historical credit experience. Collateral arrangements such as letters of credit and amounts held in beneficiary trusts to mitigate credit risk are considered in the estimate of the net amount expected to be collected. Amounts are written off against the allowance when determined to be uncollectible.

A policy election has been made to present accrued interest balances separately from the amortized cost basis of assets, and a practical expedient has been elected to exclude the accrued interest from the tabular disclosures for mortgage loans and available-for-sale securities. An election has been made not to estimate an allowance for credit losses on accrued interest receivables. The accrual of interest income is discontinued and the asset is placed on nonaccrual status within 90 days of the interest becoming delinquent. Interest accrued but not received for assets on nonaccrual status is reversed through Net investment income. Interest received for assets that are on nonaccrual status is recognized as payment is received. The asset is returned to accrual status when the principal and interest amounts contractually due are brought current, and future payments are expected. Interest receivables are presented in Receivables on the Consolidated Balance Sheet.

Equity method investments – Loews Hotels & Co has interests in operating joint ventures related to hotel properties over which it exercises significant influence but does not have control over them. Loews Hotels & Co uses the equity method of accounting for these investments. In addition, effective April 1, 2021, following Loews Corporation's sale of approximately 47% of Altium Packaging, Loews Corporation's investment in Altium Packaging is accounted for under the equity method of accounting. See Note 2 for further discussion. The Company's total investment in entities accounted for under the equity method of accounting, excluding limited partnership investments, was $996 million and $880 million as of December 31, 2023 and 2022 and is reported in Other assets on the Consolidated Balance Sheets. Equity method income for investments accounted for under the equity method of accounting, excluding limited partnerships, was $120 million, $139 million and $26 million for the years ended December 31, 2023, 2022 and 2021 and is reported separately in expenses on the Consolidated Statements of Operations. Equity method investments are reviewed for impairment when changes in circumstances indicate that the carrying value of the asset may not be recoverable. See Note 3 for a discussion of limited partnership investments.

Hedging – The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedging transactions. The Company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative for which hedge accounting has been designated is not (or ceases to be) highly effective, the Company discontinues hedge accounting prospectively. See Note 3 for additional information on the Company's use of derivatives.

Securities lending activities – The Company lends securities for the purpose of enhancing income or to finance positions to unrelated parties who have been designated as primary dealers by the Federal Reserve Bank of New York. Borrowers of these securities must deposit and maintain collateral with the Company of no less than 100% of the fair value of the securities loaned. United States of America ("U.S.") Government securities and cash are accepted as collateral. The Company maintains effective control over loaned securities and, therefore, continues to report such securities as investments on the Consolidated Balance Sheets.

Securities lending is typically done on a matched-book basis where the collateral is invested to substantially match the term of the loan. This matching of terms tends to limit risk. In accordance with the Company's lending agreements, securities on loan are returned immediately to the Company upon notice. Collateral is not reflected as an asset of the Company. There was no collateral held at December 31, 2023 and 2022.

Revenue recognition – Premiums on property and casualty insurance contracts are recognized in proportion to the underlying risk insured and are primarily earned ratably over the term of the policies. Premiums on long-term care contracts are earned ratably over the policy year in which they are due. The reserve for unearned premiums represents the portion of premiums written relating to the unexpired terms of coverage.

Property and casualty contracts that are retrospectively rated or subject to audit premiums contain provisions that result in an adjustment to the initial policy premium depending on the contract provisions. These provisions stipulate the adjustment due to loss experience of the insured during the coverage period, or changes in the level of exposure to insurance risk. For such contracts, CNA estimates the amount of ultimate premiums that it may earn upon completion of the coverage period and recognizes either an asset or a liability for the difference between the initial policy premium and the estimated ultimate premium. CNA either adjusts such estimated ultimate premium amounts during the course of the coverage period based on actual results to date or by conducting premium audits after the policy has expired to determine the final exposure to insured risks. The resulting adjustment is recorded as either a reduction of or an increase to the earned premiums for the period.

Insurance receivables include balances due currently or in the future, including amounts due from insureds related to paid losses under high deductible policies, and are presented at unpaid balances, net of an allowance for doubtful accounts. As of December 31, 2023 and 2022, an allowance for doubtful accounts of $28 million and $29 million for insurance receivables has been established using a loss rate methodology to determine expected credit losses for premium receivables. This methodology uses CNA's historical annual credit losses relative to gross premium written to develop a range of credit loss rates for each dollar of gross written premium underwritten. Additionally, an expected credit loss for amounts due from insureds under high deductible and retrospectively rated policies is calculated on a pool basis, informed by historical default rate data obtained from major rating agencies. Changes in the allowance are presented as a component of Other operating expenses on the Consolidated Statements of Operations. Amounts are considered past due based on policy payment terms. Insurance receivables and any related allowance are written off after collection efforts are exhausted or a negotiated settlement is reached.

CNA's non-insurance warranty revenues are primarily generated from separately-priced service contracts that provide mechanical breakdown and other coverages to vehicle or consumer goods owners, which generally provide coverage from one month to ten years. For warranty products where CNA acts as the principal in the transaction, Non-insurance warranty revenue is reported on a gross basis, with amounts paid by customers reported as Non-insurance warranty revenue and commissions paid to agents and dealers reported as Non-insurance warranty expense on the Consolidated Statements of Operations. Additionally, CNA provides warranty administration services for dealer and manufacturer warranty products. Non-insurance revenues are recognized when obligations under the terms of the contract with CNA's customers are satisfied, which is generally over time as obligations are fulfilled. CNA recognizes non-insurance warranty revenue over the service period in proportion to the actuarially determined expected claims emergence pattern. Customers predominantly pay in full at the inception of the warranty contract. The liability for unearned warranty revenue, reported as Deferred non-insurance warranty revenue on the Consolidated Balance Sheets, represents the unearned portion of revenue in advance of CNA's performance, including amounts which are refundable upon cancellation.

Contract costs to obtain or fulfill non-insurance warranty contracts with customers are deferred and recorded as Deferred non-insurance warranty acquisition expenses on the Consolidated Balance Sheets. These costs are expected to be recoverable over the term of the contract and are amortized in the same manner the related revenue is recognized. CNA evaluates deferred costs for recoverability including consideration of anticipated investment income. Adjustments to deferred costs, if necessary, are recorded in the current period results of operations.

Boardwalk Pipelines primarily earns revenues by providing transportation and storage services for natural gas and natural gas liquids and other hydrocarbons (referred to together as "NGLs") on a firm and interruptible basis and providing ethane supply and transportation services for industrial customers in Louisiana and Texas. Boardwalk Pipelines also provides interruptible natural gas parking and lending services. The majority of Boardwalk Pipelines' operating subsidiaries are subject to Federal Energy Regulatory Commission ("FERC") regulations and certain revenues collected, under certain circumstances, may be subject to possible refunds to its customers. An estimated refund liability is recorded considering regulatory proceedings, advice of counsel and estimated total exposure. The majority of Boardwalk Pipelines' revenues are from firm service contracts which are accounted for as a single promise to stand ready each month of the contract term to provide the committed capacity for either transportation or storage services. The transaction price is comprised of a fixed fee based on the capacity reserved plus a usage fee paid on the volume of commodity transported or injected and withdrawn from storage. Both the fixed and the usage fees are allocated to the single performance obligation of providing transportation or storage service and recognized over time as control is passed to the customer. These service contracts can range in term from one to 20 years and are invoiced monthly. For the ethane supply contracts, the purchases and sales are with different counterparties and control transfers at different receipt and delivery points, resulting in the purchases and sales being presented on a gross basis in the Consolidated Statements of Operations.

Loews Hotels & Co provides lodging and related goods and services as well as management and marketing services. Lodging and related revenues are recognized as the guest takes possession of the goods or receives the services. Management and marketing services revenues are recognized as the services are provided and billed on a monthly basis. In addition, Loews Hotels & Co recognizes revenue for the reimbursement of payroll and other expenses as they are incurred on behalf of the owners of joint venture and managed hotel properties.

Altium Packaging is a packaging solutions provider and manufacturer in North America, serving a diverse customer base in the pharmaceutical, dairy, household chemicals, food/nutraceuticals, industrial/specialty chemicals, water and beverage/juice segments. Altium Packaging recognizes revenue when obligations under the terms of a contract with a customer have been satisfied. This occurs at the time control is transferred to the customer, which generally occurs upon delivery or completion of the manufacturing process.

Claim and claim adjustment expense reserves – Claim and claim adjustment expense reserves, except reserves for structured settlements not associated with asbestos and environmental pollution ("A&EP") and workers' compensation lifetime claims, are not discounted and are based on (i) case basis estimates for losses reported on direct business, adjusted in the aggregate for ultimate loss expectations; (ii) estimates of incurred but not reported losses; (iii) estimates of losses on assumed reinsurance; (iv) estimates of future expenses to be incurred in the settlement of claims; (v) estimates of salvage and subrogation recoveries and (vi) estimates of amounts due from insureds related to losses under high deductible policies. Management considers current conditions and trends as well as past CNA and industry experience in establishing these estimates. The effects of inflation, which can be significant, are implicitly considered in the reserving process and are part of the recorded reserve balance. Ceded claim and claim adjustment expense reserves are reported as a component of Receivables on the Consolidated Balance Sheets.

Claim and claim adjustment expense reserves are presented net of anticipated amounts due from insureds related to losses under deductible policies of $1.2 billion and $1.1 billion as of December 31, 2023 and 2022. A significant portion of these amounts are supported by collateral. CNA also has an allowance for uncollectible deductible amounts, which is presented as a component of the allowance for doubtful accounts included in Receivables on the Consolidated Balance Sheets.

Structured settlements have been negotiated for certain property and casualty insurance claims. Structured settlements are agreements to provide fixed periodic payments to claimants. CNA's obligations for structured settlements not funded by annuities are included in claim and claim adjustment expense reserves and are discounted at a weighted average interest rate of 6.4% as of December 31, 2023 and 2022. This interest rate is based on the expected yield of the assets that support the reserves and reinvestment assumptions. As of December 31, 2023 and 2022, the discounted reserves for unfunded structured settlements were $465 million and $485 million, net of discount of $559 million and $590 million. For the years ended December 31, 2023, 2022 and 2021, the amount of interest recognized on the discounted reserves of unfunded structured settlements was $34 million, $36 million and $36 million. This interest accretion is presented as a component of Insurance claims and policyholders' benefits on the Consolidated Statements of Operations but is excluded from the disclosure of prior year loss reserve development.

Workers' compensation lifetime claim reserves are calculated using mortality assumptions determined through statutory regulation and economic factors. As of December 31, 2023 and 2022, workers' compensation lifetime claim reserves are discounted at a 3.5% interest rate. As of December 31, 2023 and 2022, the discounted reserves for workers' compensation lifetime claim reserves were $196 million and $211 million, net of discount of $88 million and $93 million. For the years ended December 31, 2023, 2022 and 2021, the amount of interest accretion recognized on the discounted reserves of workers' compensation lifetime claim reserves was $9 million, $9 million and $12 million. This interest accretion is presented as a component of Insurance claims and policyholders' benefits on the Consolidated Statements of Operations, but is excluded from the disclosure of prior year loss reserve development.

Future policy benefit reserves – Future policy benefit reserves are associated with CNA's run-off long-term care business and relate to policyholders that are currently receiving benefits, including claims that have been incurred but are not yet reported, as well as policyholders that are not yet receiving benefits.

The liability for future policyholder benefits ("LFPB") is computed using the net level premium method, which incorporates cash flow and discount rate assumptions. Under the net level premium method, the LFPB is equal to the present value of future benefits and claim settlement expenses less the present value of future net premiums. Net premiums are equal to gross premiums multiplied by the Net Premium Ratio ("NPR"). The NPR is generally the ratio of the present value of benefits and expense payments to the present value of gross premiums, expected over the lifetime of the policy. As a result of the modified retrospective adoption of ASU 2018-12, CNA's NPR calculation incorporates the original locked in discount rate and the reserve balance as of the transition date of January 1, 2021.

The key cash flow assumptions used to estimate the LFPB are morbidity, persistency (inclusive of mortality), anticipated future premium rate increases and expenses. Morbidity is the frequency and severity of injury, illness, sickness and diseases contracted. Persistency is the percentage of policies remaining in force and can be affected by policy lapses, benefit reductions and death. Future premium rate increases are generally subject to regulatory approval, and therefore the exact timing and size of the approved rate increases are unknown. Expense assumptions relate to claim adjudication. The practical expedient was not elected that allows locking in the expense assumption. The carried LFPB discount rate is determined using the upper-medium grade fixed income instrument yield curve.

CNA has elected to update the NPR and the LFPB for actual experience on a quarterly basis. A quarterly assessment is also made as to whether evidence suggests that cash flow assumptions should be updated. Annually, in the third quarter, actuarial analysis is performed on policyholder morbidity, persistency, premium rate increases and expense experience. This analysis, combined with judgment, informs the setting of updated cash flow assumptions used to estimate the LFPB. Actuarial analysis includes predictive modeling, actual to expected experience comparisons and trend analysis. Applicable industry research is also considered.

Quarterly, to derive the upper-medium grade fixed income instrument yield discount rate assumption, a published spot rate curve constructed from single-A rated U.S. dollar denominated corporate bonds is used. Linear interpolation to determine yield assumptions for tenors that fall between points for which observable rates are available is used. For cash flows that are projected to occur beyond the tenor for which market-observable rates are available, CNA applies judgment to estimate a normative rate which it grades to over 10 years.

Quarterly, the updated NPR is used to derive an updated LFPB as of the beginning of the current quarter measured at the original locked in discount rate. The updated LFPB is then compared to the existing carrying amount of the liability as of the same date (measured at the original locked in discount rate) to determine the re-measurement gain (loss), which is presented parenthetically within the Insurance claims and policyholders' benefits line on the Consolidated Statements of Operations.

Insurance contracts are grouped into cohorts according to issue year. Contracts assumed through reinsurance are generally included within the same cohorts as contracts issued directly, according to issue year. The issue year for assumed contracts is defined according to the date that assumption of insurance risk incepted. For assumed contracts that were reinsured concurrently with the issuance of the underlying direct contract, issue year is defined as the year that the underlying policy was issued. For contracts that were already in-force when assumed, issue year is defined as the year in which the reinsurance agreement incepted. For group long-term care business, issue year is defined as the year the individual insurance certificate was issued. Long-term care is CNA's only long-duration product line, therefore, cohorts are not further disaggregated by product.

Insurance-related assessments – Liabilities for insurance-related assessments are accrued when an assessment is probable, when it can be reasonably estimated and when the event obligating the entity to pay an imposed or probable assessment has occurred. Liabilities for insurance-related assessments are not discounted and are included as part of Other liabilities on the Consolidated Balance Sheets. As of December 31, 2023 and 2022, the liability balances were $84 million and $74 million.

Reinsurance – Reinsurance accounting allows for contractual cash flows to be reflected as premiums and losses. To qualify for reinsurance accounting, reinsurance agreements must include risk transfer. To meet risk transfer requirements, a reinsurance contract must include both insurance risk, consisting of underwriting and timing risk, and a reasonable possibility of a significant loss for the assuming entity.

Reinsurance receivables related to paid losses are presented at unpaid balances. Reinsurance receivables related to unpaid losses are estimated in a manner consistent with claim and claim adjustment expense reserves or future policy benefit reserves. Reinsurance receivables are reported net of an allowance for doubtful accounts on the Consolidated Balance Sheets. The cost of reinsurance is primarily accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies or over the reinsurance contract period. The ceding of insurance does not discharge the primary liability of CNA.

As of December 31, 2023 and 2022, an allowance for doubtful accounts of $22 million has been established for each year for reinsurance receivables, which relates to both amounts already billed on ceded paid losses as well as ceded reserves that will be billed when losses are paid in the future. For assessing expected credit losses, CNA separates reinsurance receivables into two pools: voluntary reinsurance receivables and involuntary receivables related to mandatory pools. CNA has not recorded an allowance for involuntary pools as there is no perceived credit risk. The principal credit quality indicator used in the valuation of the allowance on voluntary reinsurance receivables is the financial strength rating of the reinsurer sourced from major rating agencies. If the reinsurer is unrated, an internal financial strength rating is assigned based on CNA's historical loss experience and the assessment of the reinsurance counterparty's risk profile, which generally corresponds with a B rating. Reinsurer financial strength ratings are updated and reviewed on an annual basis or sooner if CNA becomes aware of significant changes related to a reinsurer. The allowance for doubtful accounts on reinsurance receivables is estimated on the basis of periodic evaluations of balances due from reinsurers, reinsurer financial strength rating and solvency, industry experience and current and forecast economic conditions. Because billed receivables generally approximate 5% or less of total reinsurance receivables, the age of the reinsurance receivables related to paid losses is not a significant input into the allowance analysis. Changes in the allowance for doubtful accounts on reinsurance receivables are presented as a component of Insurance claims and policyholders' benefits on the Consolidated Statements of Operations.

Amounts are considered past due based on the reinsurance contract terms. Reinsurance receivables related to paid losses and any related allowance are written off after collection efforts have been exhausted or a negotiated settlement is reached with the reinsurer. Reinsurance receivables from insolvent insurers related to paid losses are written off when the settlement due from the estate can be reasonably estimated. At the time reinsurance receivables related to paid losses are written off, any required adjustment to reinsurance receivables related to unpaid losses is recorded as a component of Insurance claims and policyholders' benefits on the Consolidated Statements of Operations.

A loss portfolio transfer is a retroactive reinsurance contract. If the cumulative claim and allocated claim adjustment expenses ceded under a loss portfolio transfer exceed the consideration paid, the resulting gain from such excess is deferred and amortized into earnings in future periods in proportion to actual recoveries under the loss portfolio transfer.

In any period in which there is a revised estimate of claim and allocated claim adjustment expenses and the loss portfolio transfer is in a gain position, the deferred gain is recalculated as if the revised estimate was available at the inception date of the loss portfolio transfer and the change in the deferred gain is recognized in earnings.

Deferred acquisition costs – Deferrable acquisition costs include commissions, premium taxes and certain underwriting and policy issuance costs which are incremental direct costs of successful contract acquisitions. Acquisition costs related to property and casualty business are deferred and amortized ratably over the period the related premiums are earned. Deferred acquisition costs are presented net of ceding commissions and other ceded acquisition costs.

CNA evaluates deferred acquisition costs for recoverability. Anticipated investment income is considered in the determination of the recoverability of deferred acquisition costs. Adjustments, if necessary, are recorded in current period results of operations.

Policyholder dividends – Policyholder dividends are paid to participating policyholders within the workers' compensation and surety lines of business. Net written premiums for participating dividend policies were approximately 2%, 2% and 1% of total net written premiums for each of the years ended December 31, 2023, 2022 and 2021. Dividends to policyholders are accrued according to CNA's best estimate of the amount to be paid in accordance with contractual provisions and applicable state laws. Dividends to policyholders are presented as a component of Insurance claims and policyholders' benefits on the Consolidated Statements of Operations and Other liabilities on the Consolidated Balance Sheets.

Goodwill and other intangible assets – Goodwill represents the excess of purchase price over fair value of net assets of acquired entities. Goodwill is tested for impairment annually or when certain triggering events require additional tests. Subsequent reversal of a goodwill impairment charge is not permitted.

Other intangible assets are reported within Other assets. Finite-lived intangible assets are amortized over their estimated useful lives. Indefinite-lived other intangible assets are tested for impairment annually or when certain triggering events require such tests. See Note 7 for additional information on goodwill and other intangible assets.

Property, plant and equipment – Property, plant and equipment is carried at cost less accumulated depreciation and amortization. Depreciation is computed principally by the straight-line method over the estimated useful lives of the various classes of properties. Leaseholds and leasehold improvements are depreciated or amortized over the terms of the related leases (including optional renewal periods, where appropriate) or the estimated lives of improvements, if less than the lease term.

The principal service lives used in computing provisions for depreciation are as follows:

	Years		
Pipeline equipment	30	to	50
Hotel properties and other	3	to	40

Impairment of long-lived assets – Long-lived and finite-lived intangible assets are reviewed for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and intangibles with finite lives, under certain circumstances, are reported at the lower of carrying amount or fair value. Assets to be disposed of and assets not expected to provide any future service potential are recorded at the lower of carrying amount or fair value less cost to sell.

Income taxes − The Company and its eligible subsidiaries file a consolidated tax return. Deferred income taxes are recognized for temporary differences between the financial statement and tax return bases of assets and liabilities, based on enacted tax rates and other provisions of the tax law. The effect of a change in tax laws or rates on deferred tax assets and liabilities is recognized in income in the period in which such change is enacted. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not, and a valuation allowance is established for any portion of a deferred tax asset that management believes may not be realized.

The Company recognizes uncertain tax positions that it has taken or expects to take on a tax return. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. See Note 11 for additional information on the provision for income taxes.

Pension and postretirement benefits – The overfunded or underfunded status of defined benefit plans is recognized in Other assets or Other liabilities on the Consolidated Balance Sheets. Changes in funded status related to prior service costs and credits and actuarial gains and losses are recognized in the year in which the changes occur through AOCI. Benefit plan assets and obligations are measured at December 31. Annual service cost, interest cost, expected return on plan assets, amortization of prior service costs and credits and amortization of actuarial gains and losses are recognized in the Consolidated Statements of Operations.

Stock-based compensation – Loews Corporation records compensation expense upon issuance, modification or cancellation of all share-based payment awards granted, primarily on a straight-line basis over the requisite service period, generally three years. Restricted Stock Units are valued using the grant-date fair value of Loews Corporation's stock.

Net income per share – Basic net income per share excludes dilution and is computed by dividing net income attributable to common stock by the weighted average number of Loews Corporation common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue Loews Corporation common stock were exercised or converted into common stock.

For the years ended December 31, 2023, 2022 and 2021, approximately 0.3 million, 0.4 million and 0.5 million potential shares attributable to issuances and exercises under the Loews Corporation 2016 Incentive Compensation Plan and the prior plan were included in the calculation of diluted net income per share, and there were no shares attributable to employee stock-based compensation awards excluded from the calculation of diluted net income per share because the effect would have been antidilutive.

Foreign currency – Foreign currency translation gains and losses are reflected in Shareholders' equity as a component of AOCI. Foreign subsidiaries' balance sheet accounts are translated at the exchange rates in effect at each reporting date and income statement accounts are translated at the average exchange rates during the reporting period. There were foreign currency transaction gains (losses) of $8 million, $(20) million and $(1) million for the years ended December 31, 2023, 2022 and 2021 included in the Consolidated Statements of Operations.

Regulatory accounting – The majority of Boardwalk Pipelines' operating subsidiaries are regulated by FERC. Texas Gas Transmission, LLC ("Texas Gas"), a wholly owned subsidiary of Boardwalk Pipelines, applies regulatory accounting to certain assets for GAAP purposes, which records certain assets and liabilities consistent with the economic effect of the manner in which independent third party regulators establish rates. Gulf South Pipeline Company, LLC ("Gulf South"), a wholly owned subsidiary of Boardwalk Pipelines, has implemented fuel trackers, for which regulatory accounting is applied. Accordingly, the value of fuel received from customers paying the maximum tariff rate and the related value of fuel used in transportation are recorded to a regulatory asset or liability depending on whether Gulf South uses more fuel than it collects from customers or collects more fuel than it uses. Other than as described for Texas Gas and the fuel trackers for Gulf South, regulatory accounting is not applicable to Boardwalk Pipelines' other FERC regulated entities or operations.

Supplementary cash flow information – Cash payments made for interest on long-term debt, net of capitalized interest, amounted to $385 million, $380 million and $391 million for the years ended December 31, 2023, 2022 and 2021. Cash payments for federal, foreign, state and local income taxes amounted to $304 million, $376 million and $256 million for the years ended December 31, 2023, 2022 and 2021. Investing activities exclude $9 million, $33 million, and $5 million of accrued capital expenditures for the years ended December 31, 2023, 2022, and 2021.

Accounting changes – In August of 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-12, "Financial Services – Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts" ("ASU 2018-12"). The updated accounting guidance requires changes to the measurement and disclosure of long-duration contracts. Entities are required to review, and update if there is a change, cash flow assumptions (including morbidity and persistency) used to measure the liability for future policyholder benefits ("LFPB") at least annually. The LFPB must also be updated for actual experience at least annually. The LFPB is reflected as Insurance reserves: Future policy benefits on the Consolidated Balance Sheets. The discount rate assumption used to measure the LFPB must be updated quarterly using an upper-medium grade (low credit risk) fixed-income instrument yield, commonly interpreted as a single-A rate. The effect of changes in cash flow assumptions and actual variances from expected experience are recorded in results of operations within Insurance claims and policyholders' benefits. The effect of changes in discount rate assumptions are recorded in Other comprehensive income (loss) ("OCI"). In contrast, under legacy accounting guidance, cash flow and discount rate assumptions were locked in unless a premium deficiency emerged. The discount rate assumption under legacy accounting guidance was determined using CNA's internal investment portfolio yield, which was generally higher than a single-A yield.

The new guidance eliminates the need to hold shadow reserves associated with long-term care reserves. Under legacy accounting guidance, to the extent that unrealized gains on fixed maturity securities supporting long-term care reserves would have resulted in a premium deficiency if realized, a related increase to Insurance reserves was recorded, net of tax, as a reduction of net unrealized gains (losses), through Other comprehensive income (loss) (shadow reserves).

The unit of account is the level at which reserves are measured. Under the new guidance, the unit of account used to measure the LFPB is the cohort. Cohorts are comprised of insurance contracts issued no more than one year apart, and must be further disaggregated according to policy benefit and insurance risk characteristics. Under legacy accounting guidance, the LFPB was generally measured at the individual policy level.

Under the new guidance, the net premium ratio ("NPR") is capped at 100%. To the extent that NPR would otherwise exceed 100%, the LFPB is increased, and a loss is recognized immediately in the results of operations. The NPR cap is applied at the cohort level each quarter when the NPR is updated. In contrast, under legacy accounting guidance, premium deficiency testing was performed annually at the product level. See Note 9 to the Consolidated Financial Statements for further explanation of the NPR and LFPB calculations.

The new guidance was adopted effective January 1, 2023, using the modified retrospective method applied as of the transition date of January 1, 2021. CNA's run-off long-term care business is in scope of the new guidance. All prior periods presented in the financial statements have been adjusted to reflect application of the new guidance. The original locked in discount rate, utilized for purposes of calculating the NPR under the new guidance, was based on the discount rate assumption used to calculate the LFPB immediately prior to the transition date. While the requirements of the new guidance represent a material change from legacy accounting, the new guidance does not impact capital and surplus under statutory accounting practices, cash flows or the underlying economics of the business.

In December of 2022, the FASB issued ASU 2022-05, "Financial Services-Insurance (Topic 944): Transition for Sold Contracts" ("ASU 2022-05"). This guidance permits companies to make an election to exclude from the scope of ASU 2018-12 any insurance contracts that have been de-recognized prior to the effective date of ASU 2018-12, assuming that the company has no significant continuing involvement with the de-recognized contracts. In the fourth quarter of 2022, CNA novated its block of legacy annuity business, which was fully-ceded prior to novation. The ASU 2022-05 transition relief was elected and the novated legacy annuity business has been excluded from the scope of ASU 2018-12.

Explanation of ASU 2018-12 Transition Impacts:

The following table presents a roll-forward of the pre-transition LFPB balance as of January 1, 2021:

(In millions)	
Balance as of December 31, 2020, as reported	$ 13,318
Reclassification of reserves for policyholders currently receiving benefits to Future policy benefits (a)	2,844
De-recognition of shadow reserves	(3,293)
Re-measurement using an upper-medium grade fixed income instrument yield discount rate	6,255
Other adjustments	8
Balance as of January 1, 2021, as adjusted	$ 19,132

(a)   In conjunction with the adoption of ASU 2018-12, at January 1, 2023, the long-term care reserves for policyholders currently receiving benefits were reclassified from Claim and claim adjustment expense to Future policy benefits. This change was applied retrospectively as of January 1, 2021.

Shadow reserves associated with the long-term care business were de-recognized as of the transition date in Accumulated other comprehensive income ("AOCI"). The effect of re-measuring the LFPB at the single-A discount rate as of the transition date was similarly recorded in AOCI. There are no cohorts for which the NPR exceeded 100% at the transition date.

CNA's practice under legacy accounting guidance was to calculate and record premium deficiency reserves at the policy level. Accordingly, an allocation methodology was not required to assign historical premium deficiency reserves to cohorts upon transition to ASU 2018-12.

The following table presents after tax adjustments to the opening balance of Shareholders' equity and Noncontrolling interests resulting from adoption of ASU 2018-12:

(In millions)	Accumulated other comprehensive income (loss)	Retained earnings	Noncontrolling interests
Balance as of December 31, 2020, as reported	$ 581	$ 14,150	$ 1,321
De-recognition of shadow reserves	2,331		270
Re-measurement of LFPB using an upper-medium grade fixed income instrument yield discount rate	(4,428)		(513)
Other adjustments		(5)	(1)
Balance as of January 1, 2021, as adjusted	$ (1,516)	$ 14,145	$ 1,077

The effects of adoption of ASU 2018-12 on the Consolidated Statement of Operations were as follows:

Year Ended December 31, 2022 (In millions)	As Reported	Effect of Adoption	As Adjusted
Insurance claims and policyholders' benefits (a)	$ 6,386	$ 267	$ 6,653
Income before income tax	1,381	(267)	1,114
Income tax expense	(278)	55	(223)
Net income	1,103	(212)	891
Amounts attributable to noncontrolling interests	(91)	22	(69)
Net income attributable to Loews Corporation	1,012	(190)	822
Basic net income per share	4.17	(0.78)	3.39
Diluted net income per share	4.16	(0.78)	3.38

(a)   The effect of adopting ASU 2018-12 on Insurance claims and policyholders' benefits is inclusive of the re-measurement loss of $(214), which is presented parenthetically on the Consolidated Statement of Operations.

Year Ended December 31, 2021 (In millions)	As Reported	Effect of Adoption	As Adjusted
Insurance claims and policyholders' benefits (a)	$ 6,349	$ 22	$ 6,371
Income before income tax	2,182	(22)	2,160
Income tax expense	(479)	4	(475)
Net income	1,703	(18)	1,685
Amounts attributable to noncontrolling interests	(125)	2	(123)
Net income attributable to Loews Corporation	1,578	(16)	1,562
Basic net income per share	6.08	(0.06)	6.02
Diluted net income per share	6.07	(0.07)	6.00

(a)   The effect of adopting ASU 2018-12 on Insurance claims and policyholders' benefits is inclusive of the re-measurement loss of $(8), which is presented parenthetically on the Consolidated Statement of Operations.

The effects of adoption of ASU 2018-12 on the Consolidated Balance Sheet were as follows:

December 31, 2022	As Reported	Effect of Adoption	As Adjusted
(In millions)			
Other assets	$ 3,941	$ 73	$ 4,014
Total assets	75,494	73	75,567
Claim and claim adjustment expenses (a)	25,099	(2,979)	22,120
Future policy benefits (a)	10,151	3,329	13,480
Total liabilities	60,016	350	60,366
Retained earnings	15,144	(213)	14,931
Accumulated other comprehensive loss	(3,284)	(36)	(3,320)
Noncontrolling interests	880	(28)	852
Total equity	15,478	(277)	15,201

(a)   In conjunction with the adoption of ASU 2018-12, at January 1, 2023, the long-term care reserves for policyholders currently receiving benefits were reclassified from Claim and claim adjustment expense to Future policy benefits. This change was applied retrospectively as of January 1, 2021.

The effects of adoption of ASU 2018-12 on the Consolidated Statement of Comprehensive Income (Loss) were as follows:

Year Ended December 31, 2022	As Reported	Effect of Adoption	As Adjusted
(In millions)			
Changes in: Net unrealized losses on other investments	$ (3,777)	$ (2,320)	$ (6,097)
Total unrealized losses on investments	(3,782)	(2,320)	(6,102)
Impact of changes in discount rates used to measure long-duration contract liabilities		3,959	3,959
Other comprehensive loss	(3,858)	1,639	(2,219)
Comprehensive loss	(2,755)	1,427	(1,328)
Amounts attributable to noncontrolling interests	297	(147)	150
Total comprehensive loss attributable to Loews Corporation	(2,458)	1,280	(1,178)

Year Ended December 31, 2021	As Reported	Effect of Adoption	As Adjusted
(In millions)			
Changes in: Net unrealized losses on other investments	$ (706)	$ (281)	$ (987)
Total unrealized losses on investments	(708)	(281)	(989)
Impact of changes in discount rates used to measure long-duration contract liabilities		941	941
Other comprehensive income (loss)	(445)	660	215
Comprehensive income	1,258	642	1,900
Amounts attributable to noncontrolling interests	(75)	(67)	(142)
Total comprehensive income attributable to Loews Corporation	1,183	575	1,758

The effects of adoption of ASU 2018-12 on the Consolidated Statements of Cash Flows were as follows:

Year Ended December 31, 2022	As Reported		Effect of Adoption		As Adjusted	
(In millions)						
Net income	$	1,103	$	(212)	$	891
Provision for deferred income taxes		5		(55)		(50)
Changes in: Insurance reserves		1,791		267		2,058

Year Ended December 31, 2021	As Reported		Effect of Adoption		As Adjusted	
(In millions)						
Net income	$	1,703	$	(18)	$	1,685
Provision for deferred income taxes		213		(4)		209
Changes in: Insurance reserves		2,463		22		2,485

The effects of adoption of ASU 2018-12 on segment results of operations of CNA were as follows:

Year Ended December 31, 2022	As Reported		Effect of Adoption		As Adjusted	
(In millions)						
Insurance claims and policyholders' benefits (a)	$	6,386	$	267	$	6,653
Income before income tax		1,081		(267)		814
Income tax expense		(188)		55		(133)
Net income		893		(212)		681
Amounts attributable to noncontrolling interests		(91)		22		(69)
Net income attributable to Loews Corporation		802		(190)		612

(a) The effect of adopting ASU 2018-12 on Insurance claims and policyholders' benefits is inclusive of the re-measurement loss of $(214), which is presented parenthetically on the Consolidated Statement of Operations.

Year Ended December 31, 2021	As Reported		Effect of Adoption		As Adjusted	
(In millions)						
Insurance claims and policyholders' benefits (a)	$	6,349	$	22	$	6,371
Income before income tax		1,484		(22)		1,462
Income tax expense		(282)		4		(278)
Net income		1,202		(18)		1,184
Amounts attributable to noncontrolling interests		(125)		2		(123)
Net income attributable to Loews Corporation		1,077		(16)		1,061

(a) The effect of adopting ASU 2018-12 on Insurance claims and policyholders' benefits is inclusive of the re-measurement loss of $(8), which is presented parenthetically on the Consolidated Statement of Operations.

Recently issued ASUs - In November of 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The updated accounting guidance requires enhanced reportable segment disclosures, primarily related to significant segment expenses which are regularly provided to the chief operating decision maker. The guidance is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Retrospective application is required and early adoption is permitted. The Company is currently evaluating the effect the updated guidance will have on its financial statement disclosures.

In December of 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The updated accounting guidance requires expanded income tax disclosures, including the disaggregation of existing disclosures related to the effective tax rate reconciliation and income taxes paid. The guidance is effective for fiscal years beginning after December 15, 2024. Prospective application is required, with retrospective application permitted. The Company is currently evaluating the effect the updated guidance will have on its financial statement disclosures.

Note 2. Acquisitions, Divestitures and Deconsolidations

Boardwalk Pipelines

On September 29, 2023, Boardwalk Pipelines acquired 100% of the equity interests of Williams Olefins Pipeline Holdco LLC ("Bayou Ethane") from Williams Field Services Group, LLC for $355 million in cash, including working capital. Bayou Ethane owns an approximately 380-mile pipeline system that transports ethane from Mont Belvieu, Texas, to the Mississippi River corridor in Louisiana and two 15-mile pipelines in the Houston Ship Channel area that carry ammonia and hydrogen chloride. Bayou Ethane provides ethane supply and transportation services for industrial customers in Louisiana and Texas. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. The final fair values of the assets acquired and liabilities assumed as of September 29, 2023, were $382 million of assets and $27 million of liabilities, which included $296 million of property, plant and equipment and $34 million of finite lived intangible assets.

Loews Hotels & Co

During 2023, Loews Hotels & Co paid $46 million to acquire an additional equity interest in a previously unconsolidated joint venture property. The acquisition resulted in Loews Hotels & Co consolidating the joint venture property and recording a gain of $46 million ($36 million after tax). Upon acquisition, $232 million in assets and $120 million in liabilities were consolidated at fair value.

Loews Hotels & Co received aggregate proceeds of $77 million in 2021 for the sales of owned hotels and other assets.

Altium Packaging

On April 1, 2021, Loews Corporation sold approximately 47% of Altium Packaging to GIC, Singapore's sovereign wealth fund, for $420 million in cash consideration. Loews Corporation shares certain participating rights with GIC related to capital allocation and other decisions by Altium Packaging. Therefore, in accordance with Accounting Standards Codification 810 ("ASC 810"), "Consolidation," Altium Packaging was deconsolidated from Loews Corporation's consolidated financial statements. Effective April 1, 2021, Loews Corporation's investment in Altium Packaging was accounted for under the equity method of accounting, with the investment reported in Other assets on the Consolidated Balance Sheets and Equity method (income) loss reported on the Consolidated Statements of Operations. The transaction resulted in a gain of $555 million ($438 million after tax) for the year ended December 31, 2021, which was recorded in Investment gains (losses) on the Consolidated Statement of Operations. Loews Corporation's retained investment in Altium Packaging was recorded at an estimated fair value of $473 million.

Note 3. Investments

Net investment income is as follows:

Year Ended December 31		2023		2022		2021
(In millions)						
Fixed maturity securities	$	**1,941**	$	1,787	$	1,707
Limited partnership investments		**177**		(6)		375
Short-term investments		**78**		17		2
Equity securities (a)		**63**		23		83
Income from trading portfolio (a)		**125**				106
Other		**105**		65		61
Total investment income		**2,489**		1,886		2,334
Investment expenses		**(94)**		(84)		(75)
Net investment income	$	**2,395**	$	1,802	$	2,259
(a) Net investment income recognized due to the change in fair value of equity and trading portfolio securities held as of December 31, 2023, 2022 and 2021	$	**38**	$	3	$	23

As of December 31, 2023 and 2022, no investments in a single issuer exceeded 10% of shareholders' equity, other than investments in securities issued by the U.S. Treasury and obligations of government-sponsored enterprises.

Investment gains (losses) are as follows:

Year Ended December 31		2023		2022		2021
(In millions)						
Fixed maturity securities:						
Gross gains	$	75	$	120	$	186
Gross losses		(166)		(261)		(90)
Investment gains (losses) on fixed maturity securities		(91)		(141)		96
Equity securities (a)		4		(116)		4
Derivative instruments		(1)		64		6
Short-term investments and other		(11)		(6)		(1)
Gain on acquisition of a joint venture (see Note 2)		46				
Altium Packaging (see Note 2)						555
Investment gains (losses)	$	(53)	$	(199)	$	660
(a) Investment gains (losses) recognized due to the change in fair value of non-redeemable preferred stock included within equity securities held as of December 31, 2023, 2022, and 2021	$	14	$	(75)	$	2

Investment gains (losses) for the year ended December 31, 2022 in the table above include an $18 million net gain related to the novation of a coinsurance agreement on CNA's legacy annuity business, which was transacted on a funds withheld basis and gave rise to an embedded derivative. The net gain of $18 million is comprised of a $62 million gain on the associated embedded derivative partially offset by a $44 million loss on fixed maturity securities supporting the funds withheld liability, transferred with the novation, to recognize unrealized losses which had been included in AOCI since the inception of the coinsurance agreement. Taken together, this net gain is the final recognition of changes in the valuation of the funds held assets and offsets previously recognized investment losses on the associated embedded derivative. The coinsurance agreement was novated in the fourth quarter of 2022.

The available-for-sale impairment losses (gains) recognized in earnings by asset type are presented in the following table. The table includes losses (gains) on securities with an intention to sell and changes in the allowance for credit losses on securities since acquisition date:

Year Ended December 31		2023		2022		2021
(In millions)						
Fixed maturity securities available-for-sale:						
Corporate and other bonds	$	33	$	62	$	11
Asset-backed		11				20
Impairment losses recognized in earnings	$	44	$	62	$	31

Losses of $11 million, $8 million and a gain of $10 million were recognized for the years ended December 31, 2023, 2022 and 2021 related to mortgage loans primarily due to changes in expected credit losses.

The net change in unrealized gains (losses) on fixed maturity securities, was $1.4 billion, $(7.9) billion and $(1.3) billion for the years ended December 31, 2023, 2022 and 2021.

The amortized cost and fair values of fixed maturity securities are as follows:

December 31, 2023	Cost or Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Allowance for Credit Losses		Estimated Fair Value	
(In millions)										
Fixed maturity securities:										
Corporate and other bonds	$	25,020	$	597	$	1,345	$	4	$	24,268
States, municipalities and political subdivisions		7,713		382		703				7,392
Asset-backed:										
Residential mortgage-backed		3,411		16		425				3,002
Commercial mortgage-backed		1,862		7		230		8		1,631
Other asset-backed		3,515		13		256		4		3,268
Total asset-backed		8,788		36		911		12		7,901
U.S. Treasury and obligations of government sponsored enterprises		152		1		2				151
Foreign government		741		6		34				713
Fixed maturities available-for-sale		42,414		1,022		2,995		16		40,425
Fixed maturities trading		201								201
Total fixed maturity securities	$	42,615	$	1,022	$	2,995	$	16	$	40,626

December 31, 2022										
Fixed maturity securities:										
Corporate and other bonds	$	23,137	$	301	$	2,009			$	21,429
States, municipalities and political subdivisions		8,918		338		939				8,317
Asset-backed:										
Residential mortgage-backed		3,073		5		447				2,631
Commercial mortgage-backed		1,886		4		255				1,635
Other asset-backed		3,287		2		361	$	1		2,927
Total asset-backed		8,246		11		1,063		1		7,193
U.S. Treasury and obligations of government sponsored enterprises		111		1		2				110
Foreign government		617		1		43				575
Redeemable preferred stock		3								3
Fixed maturities available-for-sale		41,032		652		4,056		1		37,627
Fixed maturities trading		70								70
Total fixed maturity securities	$	41,102	$	652	$	4,056	$	1	$	37,697

The available-for-sale fixed maturities securities in a gross unrealized loss position for which an allowance for credit losses has not been recorded are as follows:

December 31, 2023	Less than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
(In millions)						
Fixed maturity securities:						
Corporate and other bonds	$ 1,943	$ 37	$ 13,406	$ 1,308	$ 15,349	$ 1,345
States, municipalities and political subdivisions	598	18	3,104	685	3,702	703
Asset-backed:						
Residential mortgage-backed	233	4	2,212	421	2,445	425
Commercial mortgage-backed	200	5	1,184	225	1,384	230
Other asset-backed	392	8	1,869	248	2,261	256
Total asset-backed	825	17	5,265	894	6,090	911
U.S. Treasury and obligations of government-sponsored enterprises	65	1	23	1	88	2
Foreign government	52	1	450	33	502	34
Total fixed maturity securities	$ 3,483	$ 74	$ 22,248	$ 2,921	$ 25,731	$ 2,995

December 31, 2022						
Fixed maturity securities:						
Corporate and other bonds	$ 15,946	$ 1,585	$ 1,634	$ 424	$ 17,580	$ 2,009
States, municipalities and political subdivisions	4,079	769	456	170	4,535	939
Asset-backed:						
Residential mortgage-backed	1,406	144	1,143	303	2,549	447
Commercial mortgage-backed	1,167	159	408	96	1,575	255
Other asset-backed	2,087	262	542	99	2,629	361
Total asset-backed	4,660	565	2,093	498	6,753	1,063
U.S. Treasury and obligations of government-sponsored enterprises	76	1	16	1	92	2
Foreign government	473	26	78	17	551	43
Total fixed maturity securities	$ 25,234	$ 2,946	$ 4,277	$ 1,110	$ 29,511	$ 4,056

The following table presents the estimated fair value and gross unrealized losses of available-for-sale fixed maturity securities in a gross unrealized loss position for which an allowance for credit loss has not been recorded, by ratings distribution.

	December 31, 2023		December 31, 2022	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
(In millions)				
U.S. Government, Government agencies and Government-sponsored enterprises	$ 2,273	$ 309	$ 2,355	$ 337
AAA	1,524	261	1,559	298
AA	3,817	658	4,327	817
A	5,652	517	6,615	749
BBB	11,523	1,095	13,226	1,621
Non-investment grade	942	155	1,429	234
Total	$ 25,731	$ 2,995	$ 29,511	$ 4,056

Based on current facts and circumstances, the unrealized losses presented in the December 31, 2023 securities in the gross unrealized loss position table above are not believed to be indicative of the ultimate collectibility of the current amortized cost of the securities, but rather are primarily attributable to changes in risk-free interest rates. In reaching this determination, the volatility in risk-free rates and credit spreads, as well as the fact that the unrealized losses are concentrated in investment grade issuers, were considered. Additionally, there is no current intent to sell securities with unrealized losses, nor is it more likely than not that sale will be required prior to recovery of amortized cost; accordingly, it was determined that there are no additional impairment losses to be recorded at December 31, 2023.

The following tables present the activity related to the allowance on available-for-sale securities with credit impairments and purchased credit-deteriorated ("PCD") assets. Accrued interest receivables on available-for-sale fixed maturity securities totaled $435 million and $394 million as of December 31, 2023 and 2022 and are excluded from the estimate of expected credit losses and the amortized cost basis in the tables within this Note.

Year Ended December 31, 2023	Corporate and Other Bonds	Asset-backed	Total
(In millions)			
Allowance for credit losses:			
Balance as of January 1, 2023	$ —	$ 1	$ 1
Additions to the allowance for credit losses:			
Securities for which credit losses were not previously recorded	10	7	17
Available-for-sale securities accounted for as PCD assets	22		22
Reductions to the allowance for credit losses:			
Securities sold during the period (realized)	6		6
Intent to sell or more likely than not will be required to sell the security before recovery of its amortized cost basis	8		8
Write-offs charged against the allowance	15		15
Additional increases or (decreases) to the allowance for credit losses on securities that had an allowance recorded in a previous period	1	4	5
Total allowance for credit losses	$ 4	$ 12	$ 16

Year Ended December 31, 2022	Corporate and Other Bonds		Asset-backed		Total	
(In millions)						
Allowance for credit losses:						
Balance as of January 1, 2022	$	11	$	7	$	18
Additions to the allowance for credit losses:						
Securities for which credit losses were not previously recorded						—
Available-for-sale securities accounted for as PCD assets				3		3
Reductions to the allowance for credit losses:						
Securities sold during the period (realized)						—
Write-offs charged against the allowance		12				12
Additional increases or (decreases) to the allowance for credit losses on securities that had an allowance recorded in a previous period		1		(9)		(8)
Total allowance for credit losses	$	—	$	1	$	1

Contractual Maturity

The following table presents available-for-sale fixed maturity securities by contractual maturity.

December 31	2023				2022			
	Cost or Amortized Cost		**Estimated Fair Value**		Cost or Amortized Cost		Estimated Fair Value	
(In millions)								
Due in one year or less	$	**1,121**	$	**1,091**	$	1,012	$	1,001
Due after one year through five years		**11,563**		**11,180**		9,880		9,399
Due after five years through ten years		**13,359**		**12,573**		13,788		12,453
Due after ten years		**16,371**		**15,581**		16,352		14,774
Total	$	**42,414**	$	**40,425**	$	41,032	$	37,627

Actual maturities may differ from contractual maturities because certain securities may be called or prepaid. Securities not due at a single date are allocated based on weighted average life.

Limited Partnerships

The carrying value of limited partnerships as of December 31, 2023 and 2022 was approximately $2.2 billion and $2.0 billion, which includes net undistributed earnings of $250 million and $183 million. Limited partnerships comprising 17% of the total carrying value are reported on a current basis through December 31, 2023 with no reporting lag, 4% of the total carrying value are reported on a one month lag and the remainder are reported on more than a one month lag. The number of limited partnerships held and the strategies employed provide diversification to the limited partnership portfolio and the overall invested asset portfolio.

Limited partnerships comprising 85% and 75% of the carrying value at December 31, 2023 and 2022 were invested in private debt and equity. Limited partnerships comprising 15% and 25% of the carrying value as of December 31, 2023 and 2022 employ hedge fund strategies. Private debt and equity funds cover a broad range of investment strategies including buyout, co-investment, private credit, growth capital, distressed investing and real estate. Hedge fund strategies include both long and short positions in fixed income, equity and derivative instruments.

The ten largest limited partnership positions held totaled $622 million and $633 million as of December 31, 2023 and 2022. Based on the most recent information available regarding percentage ownership of the individual limited partnerships, the carrying value reflected on the Consolidated Balance Sheets represents approximately 1% of the aggregate partnership equity at December 31, 2023 and 2022, and the related income reflected on the Consolidated Statements of Operations represents approximately 1%, 2%, and 2% of the changes in aggregate partnership equity for the years ended December 31, 2023, 2022 and 2021.

There are risks inherent in limited partnership investments which may result in losses due to short-selling, derivatives or other speculative investment practices. The use of leverage increases volatility generated by the underlying investment strategies.

Private debt, private equity and other non-hedge fund limited partnership investments generally do not permit voluntary withdrawals. Hedge fund limited partnership investments contain withdrawal provisions that generally limit liquidity for a period of thirty days up to one year or longer. Typically, hedge fund withdrawals require advance written notice of up to 90 days.

Mortgage Loans

The following table presents the amortized cost basis of mortgage loans for each credit quality indicator by year of origination. The primary credit quality indicators utilized are debt service coverage ratios ("DSCR") and loan-to-value ("LTV") ratios.

As of December 31, 2023	Mortgage Loans Amortized Cost Basis by Origination Year (a)						
	2023	2022	2021	2020	2019	Prior	Total
(In millions)							
DSCR ≥1.6x							
LTV less than 55%	$ 33	$ 9	$ 8	$ 98	$ 60	$ 238	$ 446
LTV 55% to 65%			5		8		13
LTV greater than 65%		31	11				42
DSCR 1.2x - 1.6x							
LTV less than 55%	28	5		14	29	21	97
LTV 55% to 65%	34	36	36	23		32	161
LTV greater than 65%		65					65
DSCR ≤1.2x							
LTV less than 55%	6	34					40
LTV 55% to 65%	26	40			43		109
LTV greater than 65%		28	21		41	7	97
Total	$ 127	$ 248	$ 81	$ 135	$ 181	$ 298	$ 1,070

(a)   The values in the table above reflect DSCR on a standardized amortization period and LTV ratios based on the most recent appraised values trended forward using changes in a commercial real estate price index.

Derivative Financial Instruments

Derivatives may be used in the normal course of business, primarily in an attempt to reduce exposure to market risk (principally interest rate risk, credit risk, equity price risk, commodity price risk and foreign currency risk) stemming from various assets and liabilities. The principal objective under such strategies is to achieve the desired reduction in economic risk, even if the position does not receive hedge accounting treatment.

Interest rate swaps, futures and forward commitments to purchase securities may be entered into to manage interest rate risk. Credit derivatives such as credit default swaps may be entered into to modify the credit risk inherent in certain investments. Forward contracts, futures, swaps and options may be used to manage foreign currency and commodity price risk.

In addition to the derivatives used for risk management purposes described above, derivatives may also be used for purposes of income enhancement. Income enhancement transactions include interest rate swaps, call options, put options, credit default swaps, index futures and foreign currency forwards. See Note 4 for information regarding the fair value of derivative instruments.

The following tables present the aggregate contractual or notional amount and estimated fair value related to derivative financial instruments.

December 31	2023			2022		
	Contractual/ Notional Amount	Estimated Fair Value		Contractual/ Notional Amount	Estimated Fair Value	
		Asset	(Liability)		Asset	(Liability)
(In millions)						
Without hedge designation:						
Equity markets:						
Options - purchased	$ 202	$ 1				
Futures - short	116			$ 169		
Warrants	84	3		117	$ 6	
Interest rate swaps	300	13		240	19	
Currency forwards	13		$ (1)	12		$ (1)

Investment Commitments

As part of the overall investment strategy, investments are made in various assets which require future purchase, sale or funding commitments. These investments are recorded once funded, and the related commitments may include future capital calls from various third-party limited partnerships, signed and accepted mortgage loan applications and obligations related to private placement securities. As of December 31, 2023, commitments to purchase or fund were approximately $1.6 billion and to sell were approximately $35 million under the terms of these investments.

Investments on Deposit

Securities with carrying values of approximately $3.1 billion and $2.8 billion were deposited by CNA's insurance subsidiaries under requirements of regulatory authorities and others as of December 31, 2023 and 2022.

Cash and securities with carrying values of approximately $0.9 billion were deposited with financial institutions in trust accounts or as collateral for letters of credit to secure obligations with various third parties as of December 31, 2023 and 2022.

Note 4. Fair Value

Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

- Level 1 – Quoted prices for identical instruments in active markets.

- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are not observable.

Prices may fall within Level 1, 2 or 3 depending upon the methodology and inputs used to estimate fair value for each specific security. In general, securities are priced using third party pricing services. Securities not priced by pricing services are submitted to independent brokers for valuation and, if those are not available, internally developed pricing models are used to value assets using a methodology and inputs that market participants presumably would use to value the assets. Prices obtained from third-party pricing services or brokers are not adjusted.

Control procedures are performed over information obtained from pricing services and brokers to ensure prices received represent a reasonable estimate of fair value and to confirm representations regarding whether inputs are observable or unobservable. Procedures may include: (i) the review of pricing service methodologies or broker pricing qualifications, (ii) back-testing, where past fair value estimates are compared to actual transactions executed in the market on similar dates, (iii) exception reporting, where period-over-period changes in price are reviewed and challenged with the pricing service or broker based on exception criteria and (iv) detailed analysis, where an independent analysis of the inputs and assumptions used to price individual securities is performed.

Assets and liabilities measured at fair value on a recurring basis are summarized in the following tables. Corporate bonds and other includes obligations of the U.S. Treasury, government-sponsored enterprises, foreign governments and redeemable preferred stock.

December 31, 2023	Level 1	Level 2	Level 3	Total
(In millions)				
Fixed maturity securities:				
Corporate bonds and other	**$ 161**	**$ 23,926**	**$ 1,045**	**$ 25,132**
States, municipalities and political subdivisions		**7,348**	**44**	**7,392**
Asset-backed		**7,000**	**901**	**7,901**
Fixed maturities available-for-sale	**161**	**38,274**	**1,990**	**40,425**
Fixed maturities trading	**201**			**201**
Total fixed maturities	**$ 362**	**$ 38,274**	**$ 1,990**	**$ 40,626**
Equity securities	**$ 586**	**$ 440**	**$ 24**	**$ 1,050**
Short-term and other	**4,215**	**32**		**4,247**
Receivables		**13**		**13**
Payable to brokers	**(62)**			**(62)**

December 31, 2022				
Fixed maturity securities:				
Corporate bonds and other	$ 120	$ 21,187	$ 810	$ 22,117
States, municipalities and political subdivisions		8,274	43	8,317
Asset-backed		6,405	788	7,193
Fixed maturities available-for-sale	120	35,866	1,641	37,627
Fixed maturities trading	1	69		70
Total fixed maturities	$ 121	$ 35,935	$ 1,641	$ 37,697
Equity securities	$ 669	$ 435	$ 35	$ 1,139
Short-term and other	4,539	167		4,706
Receivables		19		19
Payable to brokers	(82)			(82)

The following tables present reconciliations for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2023 and 2022:

2023	Balance, January 1	Net Realized Investment Gains (Losses) and Net Change in Unrealized Investment Gains (Losses): Included in Net Income	Net Realized Investment Gains (Losses) and Net Change in Unrealized Investment Gains (Losses): Included in OCI	Purchases	Sales	Settlements	Transfers into Level 3	Transfers out of Level 3	Balance, December 31	Unrealized Gains (Losses) Recognized in Net Income (Loss) on Level 3 Assets and Liabilities Held at December 31	Unrealized Gains (Losses) Recognized in Other Comprehensive Income (Loss) on Level 3 Assets and Liabilities Held at December 31
(In millions)											
Fixed maturity securities:											
Corporate bonds and other	$ 810		$ 38	$ 219		$ (33)	$ 11		$ 1,045		$ 38
States, municipalities and political subdivisions	43		1						44		1
Asset-backed	788	$ 16	9	248		(64)	23	$ (119)	901		9
Fixed maturities available-for-sale	$ 1,641	$ 16	$ 48	$ 467	$ —	$ (97)	$ 34	$ (119)	$ 1,990	$ —	$ 48
Equity securities	$ 35	$ (7)			$ (4)				$ 24	$ (7)	

2022 (In millions)	Net Realized Investment Gains (Losses) and Net Change in Unrealized Investment Gains (Losses)		Balance, January 1			Purchases	Sales	Settlements	Transfers into Level 3	Transfers out of Level 3	Balance, December 31	Unrealized Gains (Losses) Recognized in Net Income (Loss) on Level 3 Assets and Liabilities Held at December 31	Unrealized Gains (Losses) Recognized in Other Comprehensive Income (Loss) on Level 3 Assets and Liabilities Held at December 31
	Included in Net Income	Included in OCI											
Fixed maturity securities:													
Corporate bonds and other	$ 937		$ (1)	$ (184)	137	$ (5)	$ (84)	$ 10	$	$ 810	$	$ (183)
States, municipalities and political subdivisions	56			(13)						43		(13)
Asset-backed	556		25	(126)	424	(2)	(70)	75	$ (94)	788		(125)
Fixed maturities available-for-sale	$ 1,549		$ 24	$ (323)	$ 561	$ (7)	$ (154)	85	$ (94)	$ 1,641	$ —	$ (321)
Equity securities	$ 29		$ (9)		$ 19	$ (3)	9		$ (10)	$ 35	$ (4)	

Net investment gains and losses are reported in Net income as follows:

Major Category of Assets and Liabilities	Consolidated Statements of Operations Line Items
Fixed maturity securities available-for-sale	Investment gains (losses)
Fixed maturity securities trading	Net investment income
Equity securities	Investment gains (losses) and Net investment income
Other invested assets	Investment gains (losses) and Net investment income
Derivative financial instruments held in a trading portfolio	Net investment income
Derivative financial instruments, other	Investment gains (losses) and Operating revenues and other

Securities may be transferred in or out of levels within the fair value hierarchy based on the availability of observable market information and quoted prices used to determine the fair value of the security. The availability of observable market information and quoted prices varies based on market conditions and trading volume.

Valuation Methodologies and Inputs

The following section describes the valuation methodologies and relevant inputs used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which the instruments are generally classified.

Fixed Maturity Securities

Level 1 securities include highly liquid government securities and exchange traded bonds valued using quoted market prices. Level 2 securities include most other fixed maturity securities as the significant inputs are observable in the marketplace. All classes of Level 2 fixed maturity securities are valued using a methodology based on information generated by market transactions involving identical or comparable assets, a discounted cash flow methodology or a combination of both when necessary. Common inputs for all classes of fixed maturity securities include prices from recently executed transactions of similar securities, marketplace quotes, benchmark yields, spreads off benchmark yields, interest rates and U.S. Treasury or swap curves. Specifically for asset-backed securities, key inputs include prepayment and default projections based on past performance of the underlying collateral and current market data. Fixed maturity securities are primarily assigned to Level 3 in cases where broker/dealer quotes are significant inputs to the valuation, and there is a lack of transparency as to whether these quotes are based on information that is observable in the marketplace. Level 3 securities also include private placement debt securities whose fair value is determined using internal models with some inputs that are not market observable.

Equity Securities

Level 1 securities include publicly traded securities valued using quoted market prices. Level 2 securities are primarily valued using pricing for similar securities, recently executed transactions and other pricing models utilizing market observable inputs. Level 3 securities are primarily priced using broker/dealer quotes and internal models with some inputs that are not market observable.

Derivative Financial Instruments

Equity options are valued using quoted market prices and are classified within Level 1 of the fair value hierarchy. Over-the-counter derivatives, principally interest rate swaps, currency forwards, total return swaps, commodity swaps, equity warrants and options, are valued using inputs including broker/dealer quotes and are classified within Level 2 or Level 3 of the valuation hierarchy, depending on the amount of transparency as to whether these quotes are based on information that is observable in the marketplace.

Short Term and Other Invested Assets

Securities that are actively traded or have quoted prices are classified as Level 1. These securities include money market funds, treasury bills and exchange traded open-end funds valued using quoted market prices. Level 2 primarily includes non-U.S. government securities for which all inputs are market observable. Fixed maturity securities purchased within one year of maturity are classified consistent with fixed maturity securities discussed above. Short-term investments as presented in the tables above differ from the amounts presented on the Consolidated Balance Sheets because certain short-term investments, such as time deposits, are not measured at fair value.

Significant Unobservable Inputs

The following tables present quantitative information about the significant unobservable inputs utilized in the fair value measurement of Level 3 assets. Valuations for assets and liabilities not presented in the tables below are primarily based on broker/dealer quotes for which there is a lack of transparency as to inputs used to develop the valuations. The quantitative detail of unobservable inputs from these broker quotes is neither provided nor reasonably available. The weighted average rate is calculated based on fair value.

December 31, 2023	Estimated Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)			
	(In millions)						
Fixed maturity securities	$ 1,495	Discounted cash flow	Credit spread	1%	—	7%	(2%)

December 31, 2022							
Fixed maturity securities	$ 1,177	Discounted cash flow	Credit spread	1%	—	8%	(2%)

For fixed maturity securities, an increase to the credit spread assumptions would result in a lower fair value measurement.

Financial Assets and Liabilities Not Measured at Fair Value

The carrying amount, estimated fair value and the level of the fair value hierarchy of the financial assets and liabilities which are not measured at fair value on the Consolidated Balance Sheets are presented in the following tables. The carrying amounts and estimated fair values of short-term debt and long-term debt exclude finance lease obligations. The carrying amounts reported on the Consolidated Balance Sheets for cash and short-term investments not carried at fair value and certain other assets and liabilities approximate fair value due to the short-term nature of these items.

December 31, 2023	Carrying Amount	Estimated Fair Value			
		Level 1	Level 2	Level 3	Total
(In millions)					
Assets:					
Other invested assets, primarily mortgage loans	$ 1,035			$ 997	$ 997
Liabilities:					
Short-term debt	1,083		$ 546	520	1,066
Long-term debt	7,915		7,255	385	7,640
December 31, 2022					
Assets:					
Other invested assets, primarily mortgage loans	$ 1,040			$ 973	$ 973
Liabilities:					
Short-term debt	853		$ 744	111	855
Long-term debt	8,160		7,035	586	7,621

The fair values of debt were based on observable market prices when available. When observable market prices were not available, the fair values of debt were based on observable market prices of comparable instruments adjusted for differences between the observed instruments and the instruments being valued or is estimated using discounted cash flow analyses, based on current incremental borrowing rates for similar types of borrowing arrangements.

Note 5. Receivables

December 31		2023		2022
(In millions)				
Reinsurance (Note 17)	$	**5,434**	$	5,438
Insurance		**3,470**		3,187
Receivable from brokers		**64**		151
Accrued investment income		**446**		403
Federal income taxes		**21**		28
Other, primarily customer accounts		**277**		248
Total		**9,712**		9,455
Less: allowance for doubtful accounts on reinsurance receivables		**22**		22
allowance for other doubtful accounts		**30**		30
Receivables	$	**9,660**	$	9,403

Note 6. Property, Plant and Equipment

December 31		2023		2022
(In millions)				
Pipeline equipment (net of accumulated depreciation of $4,470 and $4,105)	$	**8,421**	$	8,224
Hotel properties (net of accumulated depreciation of $560 and $522)		**1,072**		916
Other (net of accumulated depreciation of $534 and $520)		**461**		374
Construction in process		**764**		513
Property, plant and equipment	$	**10,718**	$	10,027

Depreciation expense and capital expenditures are as follows:

Year Ended December 31		2023				2022				2021	
		Depre-ciation		Capital Expend.		Depre-ciation		Capital Expend.		Depre-ciation	Capital Expend.
(In millions)											
CNA Financial	$	**54**	$	**97**	$	49	$	50	$	51 $	26
Boardwalk Pipelines		**410**		**383**		394		352		368	340
Loews Hotels & Co		**69**		**201**		64		264		63	100
Corporate		**1**		**12**		2		9		21	23
Total	$	**534**	$	**693**	$	509	$	675	$	503 $	489

Capitalized interest related to the construction and upgrade of qualifying assets amounted to approximately $32 million, $17 million and $12 million for the years ended December 31, 2023, 2022 and 2021.

Asset Impairments

Loews Hotels & Co evaluates properties with indications that their carrying amounts may not be recoverable. It was determined that the carrying values of two properties in 2023 and two properties in 2022 were impaired. Loews Hotels & Co recorded aggregate impairment charges of $12 million ($9 million after tax) and $25 million ($19 million after tax) for the years ended December 31, 2023 and 2022, which are reported within Operating expenses and other on the Consolidated Statements of Operations.

Loews Hotels & Co utilizes an undiscounted probability-weighted cash flow analysis in testing the recoverability of its long-lived assets for potential impairment. Assumptions and estimates underlying this analysis include, among other things, (i) room revenue based on occupancy and average room rates, (ii) other revenue generated by the property, including food and beverage sales and ancillary services, as well as property specific revenue sources, (iii) operating expenses, including management and marketing fees and (iv) expenditures for repairs and refurbishments to maintain the asset's value. When necessary, scenarios are developed using multiple assumptions of expected future events which Loews Hotels & Co assigns a probability of occurrence based on management's expectations. This initial analysis results in a projected probability-weighted cash flow of the property, which is compared to the carrying value of the asset to assess recoverability. If the long-lived asset's carrying value exceeds the undiscounted cash flows, Loews Hotels & Co compares the long-lived asset's carrying value to fair value, estimating the fair value of the asset by discounting future cash flows using market participant assumptions or third-party indicators of fair value such as a recent independent appraisal. These calculations, at times, utilize significant unobservable inputs, including estimating the growth in the asset's revenue and cost structure and are therefore considered Level 3 fair value measurements.

Note 7. Goodwill and Other Intangible Assets

A summary of the changes in the carrying amount of goodwill is as follows:

(In millions)	CNA Financial		Boardwalk Pipelines		Total	
Balance, December 31, 2021	$	112	$	237	$	349
Other adjustments		(3)				(3)
Balance, December 31, 2022		109		237		346
Other adjustments		**1**				**1**
Balance, December 31, 2023	**$**	**110**	**$**	**237**	**$**	**347**

A summary of the net carrying amount of other intangible assets is as follows:

(In millions)	December 31, 2023		December 31, 2022	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangible assets:				
Customer relationships	$ 93	$ 21	$ 59	$ 19
Other	11	9	17	14
Total finite-lived intangible assets	104	30	76	33
Indefinite-lived intangible assets	77		68	
Total other intangible assets	$ 181	$ 30	$ 144	$ 33

Amortization expense for each of the years ended December 31, 2023, 2022 and 2021 of $3 million is reported in Operating expenses and other on the Consolidated Statements of Operations. At December 31, 2023, estimated amortization expense in each of the next five years is approximately $4 million.

Note 8. Claim and Claim Adjustment Expense Reserves

Claim and claim adjustment expense reserves represent the estimated amounts necessary to resolve all outstanding claims, including incurred but not reported ("IBNR") claims as of the reporting date. Reserve projections are based primarily on detailed analysis of the facts in each case, experience with similar cases and various historical development patterns. Consideration is given to historical patterns such as claim reserving trends and settlement practices, loss payments, pending levels of unpaid claims and product mix, economic, medical and social inflation, and public attitudes. All of these factors can affect the estimation of claim and claim adjustment expense reserves.

Establishing claim and claim adjustment expense reserves, including claim and claim adjustment expense reserves for catastrophic events that have occurred, is an estimation process. Many factors can ultimately affect the final settlement of a claim and, therefore, the necessary reserve. Changes in the law, results of litigation, medical costs, the cost of repair materials and labor rates can affect ultimate claim costs. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably estimable than long-tail claims, such as workers' compensation, general liability and professional liability claims. Claim and claim adjustment expense reserves are also maintained for structured settlement obligations. In developing the claim and claim adjustment expense reserve estimates for structured settlement obligations, actuaries review mortality experience on an annual basis. Adjustments to prior year reserve estimates, if necessary, are reflected in the results of operations in the period that the need for such adjustments is determined. There can be no assurance that the ultimate cost for insurance losses will not exceed current estimates.

CNA's commercial property and casualty insurance operations ("Property & Casualty Operations") include its Specialty, Commercial and International lines of business. CNA's Other Insurance Operations outside of Property & Casualty Operations include its long-term care business that is in run-off, certain corporate expenses, including interest on CNA's corporate debt, and certain property and casualty businesses in run-off, including CNA Re, A&EP, a legacy portfolio of excess workers' compensation policies and certain legacy mass tort reserves.

Liability for Unpaid Claim and Claim Adjustment Expenses

The table below reconciles the net liability for unpaid claim and claim adjustment expenses to the amount presented on the Consolidated Balance Sheets.

December 31		2023
(In millions)		
Net liability for unpaid claim and claim adjustment expenses:		
Property & Casualty Operations	$	**17,213**
Other Insurance Operations (a)		**950**
Total net claim and claim adjustment expenses		**18,163**
Reinsurance receivables: (b)		
Property & Casualty Operations		**2,730**
Other Insurance Operations (c)		**2,411**
Total reinsurance receivables		**5,141**
Total gross liability for unpaid claims and claims adjustment expenses	$	**23,304**

(a)   Other Insurance Operations amounts are related to unfunded structured settlements arising from short duration contracts.

(b)   Reinsurance receivables presented are gross of the allowance for uncollectible reinsurance and do not include reinsurance receivables related to paid losses.

(c)   The Other Insurance Operations reinsurance receivables are primarily related to A&EP claims covered under the A&EP loss portfolio transfer ("LPT").

The following table presents a reconciliation between beginning and ending claim and claim adjustment expense reserves.

Year Ended December 31	2023	2022 (a)	2021 (a)
(In millions)			
Reserves, beginning of year:			
Gross	$ 22,120	$ 21,269	$ 19,862
Ceded	5,191	4,969	4,005
Net reserves, beginning of year	16,929	16,300	15,857
Reduction of net reserves due to the excess workers' compensation loss portfolio transfer			(632)
Net incurred claim and claim adjustment expenses:			
Provision for insured events of current year	5,667	5,181	5,021
Increase (decrease) in provision for insured events of prior years	48	(32)	15
Amortization of discount	44	44	48
Total net incurred (b)	5,759	5,193	5,084
Net payments attributable to:			
Current year events	(922)	(821)	(933)
Prior year events	(3,679)	(3,481)	(3,016)
Total net payments	(4,601)	(4,302)	(3,949)
Foreign currency translation adjustment and other	76	(262)	(60)
Net reserves, end of year	18,163	16,929	16,300
Ceded reserves, end of year	5,141	5,191	4,969
Gross reserves, end of year	$ 23,304	$ 22,120	$ 21,269

(a)   In conjunction with the adoption of ASU 2018-12, at January 1, 2023, long-term care reserves for policyholders currently receiving benefits were reclassified from Claim and claim adjustment expenses into Future policy benefits and this change was applied retrospectively as of January 1, 2021. For additional information see Note 1.

(b)   Total net incurred does not agree to Insurance claims and policyholders' benefits as reflected on the Consolidated Statements of Operations due to amounts related to retroactive reinsurance deferred gain accounting, the loss on the excess workers' compensation loss portfolio transfer and uncollectible reinsurance, which are not reflected in the table above.

Reserving Methodology

In developing claim and claim adjustment expense reserve estimates, CNA's actuaries perform detailed reserve analyses that are staggered throughout the year. The data is organized at a reserve group level. Every reserve group is reviewed at least once during the year, but most are reviewed more frequently. The analyses generally review losses gross of ceded reinsurance and apply the ceded reinsurance terms to the gross estimates to establish estimates net of reinsurance. Factors considered include, but are not limited to, the historical pattern and volatility of the actuarial indications, the sensitivity of the actuarial indications to changes in paid and incurred loss patterns, the consistency of claims handling processes, the consistency of case reserving practices, changes in CNA's pricing and underwriting, pricing and underwriting trends in the insurance market and legal, judicial, social and economic trends. In addition to the detailed analyses, CNA reviews actual loss emergence for all products each quarter.

In developing the loss reserve estimates for property and casualty contracts, CNA generally projects ultimate losses using several common actuarial methods as listed below. CNA reviews the indications from the various methods and applies judgment to select an actuarial point estimate. The carried reserve may differ from the actuarial point estimate as a result of CNA's consideration of the factors noted above as well as the potential volatility of the projections associated with the specific product being analyzed and other factors affecting claims costs that may not be quantifiable through traditional actuarial analysis. The indicated required reserve is the difference between the selected ultimate loss and the inception-to-date paid losses. The difference between the selected ultimate loss and the case incurred or reported loss is IBNR. IBNR includes a provision for development on known cases as well as a provision for late reported incurred claims.

The most frequently utilized methods to project ultimate losses include the following:

- **Paid development**: The paid development method estimates ultimate losses by reviewing paid loss patterns and applying them to accident years with further expected changes in paid losses.

- **Incurred development**: The incurred development method is similar to the paid development method, but it uses case incurred losses instead of paid losses.

- **Loss ratio**: The loss ratio method multiplies premiums by an expected loss ratio to produce ultimate loss estimates for each accident year.

- **Bornhuetter-Ferguson paid loss**: The Bornhuetter-Ferguson paid loss method is a combination of the paid development approach and the loss ratio approach. This method normally determines expected loss ratios similar to the approach used to estimate the expected loss ratio for the loss ratio method.

- **Bornhuetter-Ferguson incurred loss**: The Bornhuetter-Ferguson incurred loss method is similar to the Bornhuetter-Ferguson using premiums and paid loss method except that it uses case incurred losses.

- **Frequency times severity**: The frequency times severity method multiplies a projected number of ultimate claims by an estimated ultimate average loss for each accident year to produce ultimate loss estimates.

- **Stochastic modeling**: The stochastic modeling method produces a range of possible outcomes based on varying assumptions related to the particular product being modeled.

For many exposures, especially those that can be considered long-tail, a particular accident or policy year may not have a sufficient volume of paid losses to produce a statistically reliable estimate of ultimate losses. In such a case, CNA's actuaries typically assign more weight to the incurred development method than to the paid development method. As claims continue to settle and the volume of paid loss increases, the actuaries may assign additional weight to the paid development method. For most of CNA's products, even the incurred losses for accident or policy years that are early in the claim settlement process will not be of sufficient volume to produce a reliable estimate of ultimate losses. In these cases, CNA may not assign much, if any weight to the paid and incurred development methods. CNA may use the loss ratio, Bornhuetter-Ferguson and/or frequency times severity methods. For short-tail exposures, the paid and incurred development methods can often be relied on sooner, primarily because CNA's history includes a sufficient number of years to cover the entire period over which paid and incurred losses are expected to change. However, CNA may also use the loss ratio, Bornhuetter-Ferguson and/or frequency times severity methods for short-tail exposures. For other more complex reserve groups where the above methods may not produce reliable indications, CNA uses additional methods tailored to the characteristics of the specific situation.

CNA's reserving methodologies for mass tort and A&EP are similar as both are based on detailed reviews of large accounts with estimates of ultimate payments based on the facts in each case and CNA's view of applicable law and coverage litigation.

Gross and Net Carried Reserves

The following tables present the gross and net carried reserves:

December 31, 2023	Property and Casualty Operations		Other Insurance Operations (a)		Total	
(In millions)						
Gross Case Reserves	$	**5,759**	$	**1,979**	$	**7,738**
Gross IBNR Reserves		**14,184**		**1,382**		**15,566**
Total Gross Carried Claim and Claim Adjustment Expense Reserves	$	**19,943**	$	**3,361**	$	**23,304**
Net Case Reserves	$	**4,978**	$	**685**	$	**5,663**
Net IBNR Reserves		**12,235**		**265**		**12,500**
Total Net Carried Claim and Claim Adjustment Expense Reserves	$	**17,213**	$	**950**	$	**18,163**
December 31, 2022						
Gross Case Reserves	$	5,502	$	2,075	$	7,577
Gross IBNR Reserves		13,174		1,369		14,543
Total Gross Carried Claim and Claim Adjustment Expense Reserves	$	18,676	$	3,444	$	22,120
Net Case Reserves	$	4,805	$	704	$	5,509
Net IBNR Reserves		11,191		229		11,420
Total Net Carried Claim and Claim Adjustment Expense Reserves	$	15,996	$	933	$	16,929

(a) In conjunction with the adoption of ASU 2018-12, at January 1, 2023, long-term care reserves for policyholders currently receiving benefits were reclassified from Claim and claim adjustment expenses into Future policy benefits and this change was applied retrospectively as of January 1, 2021. For additional information see Note 1.

Net Prior Year Development

Changes in estimates of claim and claim adjustment expense reserves, net of reinsurance, for prior years are defined as net prior year loss reserve development. These changes can be favorable or unfavorable.

The following table and discussion present details of the net prior year loss reserve development in Property & Casualty Operations and Other Insurance Operations:

Year Ended December 31	2023	2022	2021
(In millions)			
Medical professional liability	$ 5	$ 18	$ 23
Other professional liability and management liability	37	50	24
Surety	(43)	(83)	(73)
Warranty	(11)	(21)	(14)
Commercial auto	33	49	53
General liability	149	67	15
Workers' compensation	(203)	(152)	(82)
Other property and casualty operations	10	(24)	5
Other insurance operations	71	64	60
Total pretax (favorable) unfavorable development	$ 48	$ (32)	$ 11

Development Tables

For CNA's Property & Casualty Operations, the following tables present further detail and commentary on the development reflected in the financial statements for each of the periods presented. Also presented are loss reserve development tables that illustrate the change over time of reserves established for claim and allocated claim adjustment expenses arising from short-duration insurance contracts for certain lines of business within CNA's Property & Casualty Operations. Not all lines of business are presented based on their context to CNA's overall loss reserves, calendar year reserve development, or calendar year net earned premiums. Insurance contracts are considered to be short-duration contracts when the contracts are not expected to remain in force for an extended period of time.

The Cumulative Net Incurred Claim and Allocated Claim Adjustment Expenses tables, reading across, show the cumulative net incurred claim and allocated claim adjustment expenses relating to each accident year at the end of the stated calendar year. Changes in the cumulative amount across time are the result of CNA's expanded awareness of additional facts and circumstances that pertain to the unsettled claims. The Cumulative Net Paid Claim and Allocated Claim Adjustment Expenses tables, reading across, show the cumulative amount paid for claims for each accident year as of the end of the stated calendar year. The Net Strengthening or (Releases) of Prior Accident Year Reserves tables, reading across, show the net increase or decrease in the cumulative net incurred accident year claim and allocated claim adjustment expenses during each stated calendar year and indicates whether the reserves for that accident year were strengthened or released.

The information in the tables is reported on a net basis after reinsurance and does not include the effects of discounting. The information contained in calendar years 2022 and prior is unaudited. To the extent CNA enters into a commutation, the transaction is reported on a prospective basis. To the extent that CNA enters into a disposition, the effects of the disposition are reported on a retrospective basis by removing the balances associated with it.

The amounts reported for the cumulative number of reported claims include direct and assumed open and closed claims by accident year at the claimant level. The number excludes claim counts for claims within a policy deductible where the insured is responsible for payment of losses in the deductible layer. Claim count data for certain assumed reinsurance contracts is unavailable.

In the loss reserve development tables, IBNR includes reserves for incurred but not reported losses and expected development on case reserves. CNA does not establish case reserves for allocated loss adjusted expenses ("ALAE"), therefore ALAE reserves are also included in the estimate of IBNR.

2023

Unfavorable development in other professional liability and management liability was primarily due to higher than expected claim severity and frequency in CNA's professional errors and omissions ("E&O") businesses in multiple accident years.

Favorable development in surety was primarily due to lower than expected frequency and lack of systemic activity in multiple accident years.

Unfavorable development in commercial auto was due to higher than expected claim severity in CNA's construction business in a recent accident year.

Unfavorable development in general liability was due to higher than expected claim severity in the CNA's construction and middle market businesses across multiple accident years.

Favorable development in workers' compensation was due to favorable medical trends driving lower than expected severity in multiple accident years.

Unfavorable development in other insurance operations was largely associated with legacy mass tort abuse claims.

2022

Unfavorable development in medical professional liability was due to higher than expected large loss activity in multiple accident years.

Unfavorable development in other professional liability and management liability was due to higher than expected claim severity and frequency in CNA's cyber and professional E&O businesses in multiple accident years.

Favorable development in surety was primarily due to lower than expected frequency and lack of systemic activity in recent accident years.

Favorable development in warranty was due to lower than expected loss emergence in a recent accident year.

Unfavorable development in commercial auto and general liability was due to higher than expected claim severity across multiple accident years.

Favorable development in workers' compensation was due to favorable medical trends driving lower than expected severity in multiple accident years.

Unfavorable development in other insurance operations was largely associated with legacy mass tort abuse claims, including the Diocese of Rochester proposed settlement.

2021

Unfavorable development in medical professional liability was due to higher than expected large loss activity in recent accident years.

Unfavorable development in other professional liability and management liability was due to higher than expected frequency of large losses in multiple accident years and higher than expected claim severity and frequency in CNA's cyber business in recent accident years.

Favorable development in surety was primarily due to lower than expected frequency and lack of systemic activity in recent accident years.

Unfavorable development in commercial auto was due to higher than expected claim severity in CNA's middle market and construction businesses in multiple accident years.

Unfavorable development in general liability was due to higher than expected claim severity in CNA's construction and umbrella businesses in multiple accident years.

Favorable development in workers' compensation was due to favorable medical trends driving lower than expected severity in multiple accident years.

Unfavorable development in other insurance operations was largely associated with legacy mass tort abuse claims.

Property & Casualty Operations – Line of Business Composition

The table below presents the net liability for unpaid claim and claim adjustment expenses, by line of business for Property & Casualty Operations:

December 31		2023
(In millions)		
Medical professional liability	$	1,460
Other professional liability and management liability		3,897
Surety		468
Warranty		28
Commercial auto		926
General liability		3,780
Workers' compensation		3,645
Other property and casualty operations		3,009
Total net liability for unpaid claim and claim adjustment expenses	$	17,213

Medical Professional Liability

Cumulative Net Incurred Claim and Allocated Claim Adjustment Expenses   **December 31, 2023**

December 31	2014 (a)	2015 (a)	2016 (a)	2017 (a)	2018 (a)	2019 (a)	2020 (a)	2021 (a)	2022 (a)	2023	IBNR	Cumulative Number of Claims
(In millions, except reported claims data)												
Accident Year												
2014	$ 450	$ 489	$ 537	$ 530	$ 535	$ 529	$ 527	$ 524	$ 527	**$ 525**	$ 6	19,830
2015		433	499	510	494	488	510	501	498	**494**	15	18,218
2016			427	487	485	499	508	510	508	**514**	17	16,169
2017				412	449	458	460	455	460	**456**	20	15,345
2018					404	429	431	448	470	**495**	41	15,266
2019						430	445	458	471	**469**	62	14,409
2020							477	476	455	**447**	180	11,129
2021								377	376	**374**	193	9,523
2022									329	**329**	206	9,237
2023										**340**	281	8,240
									Total	**$ 4,443**	**$ 1,021**	

Cumulative Net Paid Claim and Allocated Claim Adjustment Expenses

Accident Year										
2014	$ 23	$ 136	$ 258	$ 359	$ 417	$ 472	$ 489	$ 497	$ 504	**$ 510**
2015		22	101	230	313	384	420	444	458	**463**
2016			18	121	246	339	401	436	460	**483**
2017				19	107	235	308	355	388	**417**
2018					21	115	211	290	349	**418**
2019						17	91	183	280	**349**
2020							11	61	139	**201**
2021								11	49	**118**
2022									10	**57**
2023										**14**
									Total	**$ 3,030**

Net liability for unpaid claim and allocated claim adjustment expenses for the accident years presented	**$ 1,413**
Net liability for unpaid claim and claim adjustment expenses for accident years prior to 2014	**22**
Liability for unallocated claim adjustment expenses for accident years presented	**25**
Total net liability for unpaid claim and claim adjustment expenses	**$ 1,460**

Net Strengthening (Releases) of Prior Accident Year Reserves

Years Ended December 31	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
Accident Year										
2014	$ 39	$ 48	(7)	$ 5	$ (6)	$ (2)	$ (3)	$ 3	**$ (2)**	$ 75
2015		66	11	(16)	(6)	22	(9)	(3)	**(4)**	61
2016			60	(2)	14	9	2	(2)	**6**	87
2017				37	9	2	(5)	5	**(4)**	44
2018					25	2	17	22	**25**	91
2019						15	13	13	**(2)**	39
2020							(1)	(21)	**(8)**	(30)
2021								(1)	**(2)**	(3)
2022									**—**	—
Total net development for the accident years presented above							14	16	**9**	
Total net development for accident years prior to 2014							2	(3)	**(4)**	
Total unallocated claim adjustment expense development							7	5	**—**	
Total							$ 23	$ 18	**$ 5**	

(a)   Data presented for these calendar years is required supplemental information, which is unaudited.

Other Professional Liability and Management Liability

Cumulative Net Incurred Claim and Allocated Claim Adjustment Expenses

December 31	2014 (a)	2015 (a)	2016 (a)	2017 (a)	2018 (a)	2019 (a)	2020 (a)	2021 (a)	2022 (a)	2023	December 31, 2023 IBNR	December 31, 2023 Cumulative Number of Claims
(In millions, except reported claims data)												
Accident Year												
2014	$ 878	$ 898	$ 885	$ 831	$ 835	$ 854	$ 845	$ 841	$ 842	**$ 838**	$ 26	17,585
2015		888	892	877	832	807	813	836	855	**858**	18	17,454
2016			901	900	900	904	907	891	888	**906**	39	17,987
2017				847	845	813	791	775	758	**746**	69	18,199
2018					850	864	869	906	923	**941**	101	20,038
2019						837	845	856	876	**939**	100	19,515
2020							930	944	951	**945**	281	19,437
2021								1,037	1,038	**1,009**	532	18,259
2022									1,120	**1,112**	706	18,165
2023										**1,149**	**971**	**16,469**
									Total	**$ 9,443**	**$ 2,843**	

Cumulative Net Paid Claim and Allocated Claim Adjustment Expenses

Accident Year										
2014	$ 51	$ 223	$ 392	$ 515	$ 647	$ 707	$ 743	$ 787	$ 802	**$ 806**
2015		60	234	404	542	612	677	725	794	**808**
2016			64	248	466	625	701	736	784	**826**
2017				57	222	394	498	557	596	**630**
2018					54	282	473	599	706	**779**
2019						64	263	422	567	**699**
2020							67	248	400	**523**
2021								58	217	**356**
2022									64	**225**
2023										**64**
									Total	**$ 5,716**

Net liability for unpaid claim and allocated claim adjustment expenses for the accident years presented	**$ 3,727**
Net liability for unpaid claim and claim adjustment expenses for accident years prior to 2014	**115**
Liability for unallocated claim adjustment expenses for accident years presented	**55**
Total net liability for unpaid claim and claim adjustment expenses	**$ 3,897**

Net Strengthening (Releases) of Prior Accident Year Reserves

Years Ended December 31										Total
Accident Year										
2014	$ 20	$ (13)	$ (54)	$ 4	$ 19	$ (9)	$ (4)	$ 1	**$ (4)**	$ (40)
2015		4	(15)	(45)	(25)	6	23	19	**3**	(30)
2016			(1)	—	4	3	(16)	(3)	**18**	5
2017				(2)	(32)	(22)	(16)	(17)	**(12)**	(101)
2018					14	5	37	17	**18**	91
2019						8	11	20	**63**	102
2020							14	7	**(6)**	15
2021								1	**(29)**	(28)
2022									**(8)**	(8)
Total net development for the accident years presented above							49	45	**43**	
Total net development for accident years prior to 2014							(27)	5	**(6)**	
Total unallocated claim adjustment expense development							2	—	**—**	
Total							$ 24	$ 50	**$ 37**	

(a) Data presented for these calendar years is required supplemental information, which is unaudited.

Surety

Cumulative Net Incurred Claim and Allocated Claim Adjustment Expenses

											December 31, 2023	
December 31	2014 (a)	2015 (a)	2016 (a)	2017 (a)	2018 (a)	2019 (a)	2020 (a)	2021 (a)	2022 (a)	**2023**	**IBNR**	**Cumulative Number of Claims**
(In millions, except reported claims data)												
Accident Year												
2014	$ 123	$ 124	$ 94	$ 69	$ 60	$ 45	$ 45	$ 43	$ 42	**$ 41**	$ 2	5,135
2015		131	131	104	79	63	58	53	45	**45**	2	5,085
2016			124	124	109	84	67	64	58	**43**	3	5,565
2017				120	115	103	84	71	66	**67**	4	5,883
2018					114	108	91	62	56	**51**	10	6,249
2019						119	112	98	87	**82**	12	6,152
2020							128	119	81	**67**	34	4,678
2021								137	129	**110**	68	4,645
2022									155	**158**	116	4,350
2023										**175**	**167**	**2,750**
									Total	**$ 839**	**$ 418**	

Cumulative Net Paid Claim and Allocated Claim Adjustment Expenses

Accident Year										
2014	$ 7	$ 30	$ 38	$ 36	$ 38	$ 38	$ 39	$ 39	$ 38	**$ 38**
2015		7	26	38	40	42	44	42	42	**43**
2016			5	37	45	45	43	43	41	**40**
2017				23	37	41	46	49	62	**62**
2018					5	25	34	39	40	**41**
2019						12	34	44	59	**70**
2020							4	20	28	**33**
2021								5	20	**35**
2022									12	**35**
2023										**8**
									Total	**$ 405**

Net liability for unpaid claim and allocated claim adjustment expenses for the accident years presented	**$ 434**
Net liability for unpaid claim and claim adjustment expenses for accident years prior to 2014	**13**
Liability for unallocated claim adjustment expenses for accident years presented	**21**
Total net liability for unpaid claim and claim adjustment expenses	**$ 468**

Net Strengthening (Releases) of Prior Accident Year Reserves

Years Ended December 31										**Total**
Accident Year										
2014	$ 1	$ (30)	$ (25)	$ (9)	$ (15)	$ —	$ (2)	$ (1)	**$ (1)**	$ (82)
2015		—	(27)	(25)	(16)	(5)	(5)	(8)	**—**	(86)
2016			—	(15)	(25)	(17)	(3)	(6)	**(15)**	(81)
2017				(5)	(12)	(19)	(13)	(5)	**1**	(53)
2018					(6)	(17)	(29)	(6)	**(5)**	(63)
2019						(7)	(14)	(11)	**(5)**	(37)
2020							(9)	(38)	**(14)**	(61)
2021								(8)	**(19)**	(27)
2022									**3**	3
Total net development for the accident years presented above							(75)	(83)	**(55)**	
Total net development for accident years prior to 2014							2	—	**12**	
Total unallocated claim adjustment expense development							—	—	**—**	
Total							$ (73)	$ (83)	**$ (43)**	

(a) Data presented for these calendar years is required supplemental information, which is unaudited.

Commercial Auto

Cumulative Net Incurred Claim and Allocated Claim Adjustment Expenses

December 31	2014 (a)	2015 (a)	2016 (a)	2017 (a)	2018 (a)	2019 (a)	2020 (a)	2021 (a)	2022 (a)	2023	December 31, 2023 IBNR	December 31, 2023 Cumulative Number of Claims
(In millions, except reported claims data)												
Accident Year												
2014	$ 234	$ 223	$ 212	$ 205	$ 205	$ 201	$ 201	$ 202	$ 201	**$ 201**	$ 1	33,633
2015		201	199	190	190	183	181	183	182	**184**	4	30,430
2016			198	186	186	186	190	195	200	**197**	4	30,455
2017				199	198	200	221	232	239	**241**	4	30,947
2018					229	227	227	245	254	**255**	1	34,333
2019						257	266	289	323	**325**	10	37,258
2020							310	303	304	**298**	21	29,142
2021								397	388	**390**	93	32,918
2022									437	**465**	137	36,777
2023										**554**	**347**	**34,211**
									Total	**$ 3,110**	**$ 622**	

Cumulative Net Paid Claim and Allocated Claim Adjustment Expenses

Accident Year										
2014	$ 64	$ 102	$ 137	$ 166	$ 187	$ 196	$ 198	$ 199	$ 199	**$ 200**
2015		52	96	130	153	172	175	178	179	**180**
2016			52	93	126	154	175	185	190	**192**
2017				58	107	150	178	203	225	**232**
2018					66	128	175	212	238	**249**
2019						77	147	203	257	**295**
2020							71	134	197	**246**
2021								83	168	**240**
2022									112	**236**
2023										**127**
									Total	**$ 2,197**

Net liability for unpaid claim and allocated claim adjustment expenses for the accident years presented	**$ 913**
Net liability for unpaid claim and claim adjustment expenses for accident years prior to 2014	**4**
Liability for unallocated claim adjustment expenses for accident years presented	**9**
Total net liability for unpaid claim and claim adjustment expenses	**$ 926**

Net Strengthening (Releases) of Prior Accident Year Reserves

Years Ended December 31										Total
Accident Year										
2014	$ (11)	$ (11)	$ (7)	$ —	$ (4)	$ —	$ 1	$ (1)	**$ —**	$ (33)
2015		(2)	(9)	—	(7)	(2)	2	(1)	**2**	(17)
2016			(12)	—	—	4	5	5	**(3)**	(1)
2017				(1)	2	21	11	7	**2**	42
2018					(2)	—	18	9	**1**	26
2019						9	23	34	**2**	68
2020							(7)	1	**(6)**	(12)
2021								(9)	**2**	(7)
2022									**28**	28
Total net development for the accident years presented above							53	45	**28**	
Total net development for accident years prior to 2014							—	4	**2**	
Total unallocated claim adjustment expense development							—	—	**3**	
Total							$ 53	$ 49	**$ 33**	

(a) Data presented for these calendar years is required supplemental information, which is unaudited.

132

General Liability

Cumulative Net Incurred Claim and Allocated Claim Adjustment Expenses											December 31, 2023	
December 31	2014 (a)	2015 (a)	2016 (a)	2017 (a)	2018 (a)	2019 (a)	2020 (a)	2021 (a)	2022 (a)	**2023**	**IBNR**	**Cumulative Number of Claims**
(In millions, except reported claims data)												
Accident Year												
2014	$ 653	$ 658	$ 654	$ 631	$ 635	$ 658	$ 659	$ 659	$ 676	**$ 679**	$ 28	28,196
2015		581	576	574	589	600	602	617	625	**639**	28	24,261
2016			623	659	667	671	673	683	684	**704**	39	24,803
2017				632	632	632	634	630	652	**690**	36	22,471
2018					653	644	646	639	650	**679**	129	20,425
2019						680	682	682	691	**720**	174	19,647
2020							723	722	726	**736**	347	14,593
2021								782	784	**793**	401	15,121
2022									929	**928**	676	15,754
2023										**1,071**	**963**	**11,633**
									Total	**$ 7,639**	**$ 2,821**	

Cumulative Net Paid Claim and Allocated Claim Adjustment Expenses										
Accident Year										
2014	$ 31	$ 119	$ 247	$ 376	$ 481	$ 547	$ 569	$ 607	$ 624	**$ 642**
2015		19	110	230	357	446	501	530	561	**573**
2016			32	163	279	407	481	524	582	**620**
2017				23	118	250	399	471	553	**606**
2018					33	107	228	307	428	**491**
2019						25	98	181	322	**455**
2020							23	99	192	**280**
2021								26	140	**262**
2022									29	**123**
2023										**33**
									Total	**$ 4,085**

Net liability for unpaid claim and allocated claim adjustment expenses for the accident years presented	**$ 3,554**
Net liability for unpaid claim and claim adjustment expenses for accident years prior to 2014	**162**
Liability for unallocated claim adjustment expenses for accident years presented	**64**
Total net liability for unpaid claim and claim adjustment expenses	**$ 3,780**

Net Strengthening (Releases) of Prior Accident Year Reserves

Years Ended December 31										**Total**
Accident Year										
2014	$ 5	$ (4)	$ (23)	$ 4	$ 23	$ 1	$ —	$ 17	**$ 3**	$ 26
2015		(5)	(2)	15	11	2	15	8	**14**	58
2016			36	8	4	2	10	1	**20**	81
2017				—	—	2	(4)	22	**38**	58
2018					(9)	2	(7)	11	**29**	26
2019						2	—	9	**29**	40
2020							(1)	4	**10**	13
2021								2	**9**	11
2022									**(1)**	(1)
Total net development for the accident years presented above							13	74	**151**	
Total net development for accident years prior to 2014							—	(7)	**(2)**	
Total unallocated claim adjustment expense development							2	—	**—**	
Total							$ 15	$ 67	**$ 149**	

(a) Data presented for these calendar years is required supplemental information, which is unaudited.

Workers' Compensation

Cumulative Net Incurred Claim and Allocated Claim Adjustment Expenses											December 31, 2023	
December 31	2014 (a)	2015 (a)	2016 (a)	2017 (a)	2018 (a)	2019 (a)	2020 (a)	2021 (a)	2022 (a)	**2023**	**IBNR**	**Cumulative Number of Claims**
(In millions, except reported claims data)												
Accident Year												
2014	$ 467	$ 480	$ 479	$ 452	$ 450	$ 446	$ 439	$ 448	$ 430	**$ 419**	$ 70	33,550
2015		422	431	406	408	394	382	372	353	**334**	59	31,904
2016			426	405	396	382	366	355	331	**308**	56	31,994
2017				440	432	421	400	402	399	**398**	78	33,142
2018					450	440	428	415	415	**404**	74	34,886
2019						452	449	437	436	**419**	78	34,349
2020							477	466	446	**414**	135	29,454
2021								468	454	**432**	146	30,066
2022									497	**489**	198	33,229
2023										**555**	**344**	**31,549**
									Total	**$ 4,172**	**$ 1,238**	

Cumulative Net Paid Claim and Allocated Claim Adjustment Expenses										
Accident Year										
2014	$ 61	$ 159	$ 215	$ 258	$ 282	$ 290	$ 297	$ 306	$ 312	**$ 319**
2015		51	131	180	212	231	243	251	256	**259**
2016			53	129	169	198	219	227	234	**235**
2017				63	151	207	243	265	279	**287**
2018					68	163	229	259	280	**298**
2019						71	169	223	262	**291**
2020							65	147	200	**228**
2021								67	164	**222**
2022									79	**192**
2023										**87**
									Total	**$ 2,418**

Net liability for unpaid claim and allocated claim adjustment expenses for the accident years presented	**$ 1,754**
Net liability for unpaid claim and claim adjustment expenses for accident years prior to 2014	**1,842**
Other (b)	**(23)**
Liability for unallocated claim adjustment expenses for accident years presented	**72**
Total net liability for unpaid claim and claim adjustment expenses	**$ 3,645**

Net Strengthening (Releases) of Prior Accident Year Reserves

Years Ended December 31										Total
Accident Year										
2014	$ 13	$ (1)	$ (27)	$ (2)	$ (4)	$ (7)	$ 9	$ (18)	**$ (11)**	$ (48)
2015		9	(25)	2	(14)	(12)	(10)	(19)	**(19)**	(88)
2016			(21)	(9)	(14)	(16)	(11)	(24)	**(23)**	(118)
2017				(8)	(11)	(21)	2	(3)	**(1)**	(42)
2018					(10)	(12)	(13)	—	**(11)**	(46)
2019						(3)	(12)	(1)	**(17)**	(33)
2020							(11)	(20)	**(32)**	(63)
2021								(14)	**(22)**	(36)
2022									**(8)**	(8)
Total net development for the accident years presented above							(46)	(99)	**(144)**	
Adjustment for development on a discounted basis							2	(3)	**(2)**	
Total net development for accident years prior to 2014							(38)	(60)	**(63)**	
Total unallocated claim adjustment expense development							—	10	**6**	
Total							$ (82)	$ (152)	**$ (203)**	

(a) Data presented for these calendar years is required supplemental information, which is unaudited.
(b) Other includes the effect of discounting lifetime claim reserves.

The table below presents information about average historical claims duration as of December 31, 2023 and is presented as required supplementary information, which is unaudited.

Average Annual Percentage Payout of Ultimate Net Incurred Claim and Allocated Claim Adjustment Expenses in Year:

	1	2	3	4	5	6	7	8	9	10
Medical professional liability	3.7%	16.4%	22.1%	17.2%	12.4%	9.1%	4.8%	2.9%	1.2%	1.1%
Other professional liability and management liability	6.5	19.8	19.3	14.9	10.9	6.3	4.9	6.0	1.7	0.5
Surety (a)	17.7	46.6	17.7	3.4	2.2	5.2	(1.7)	(0.8)	(0.1)	—
Commercial auto	25.2	22.2	18.2	14.3	10.6	4.9	2.0	0.7	0.3	0.5
General liability	3.6	12.8	16.3	17.4	14.4	9.1	5.9	5.3	2.2	2.7
Workers' compensation	16.0	22.9	13.8	8.8	6.0	3.2	2.1	1.3	1.2	1.7

(a) Due to the nature of the Surety business, average annual percentage payout of ultimate net incurred claim and allocated claim adjustment expenses has been calculated using only the payouts of mature accident years presented in the loss reserve development tables.

A&EP Reserves

In 2010, Continental Casualty Company ("CCC") together with several insurance subsidiaries completed a transaction with National Indemnity Company ("NICO"), a subsidiary of Berkshire Hathaway Inc., under which substantially all of their legacy A&EP liabilities were ceded to NICO through a loss portfolio transfer ("LPT"). At the effective date of the transaction, approximately $1.6 billion of net A&EP claim and allocated claim adjustment expense reserves were ceded to NICO under a retroactive reinsurance agreement with an aggregate limit of $4.0 billion. The $1.6 billion of claim and allocated claim adjustment expense reserves ceded to NICO was net of $1.2 billion of ceded claim and allocated claim adjustment expense reserves under existing third party reinsurance contracts. The NICO LPT aggregate reinsurance limit also covers credit risk on the existing third party reinsurance related to these liabilities. NICO was paid a reinsurance premium of $2.0 billion and billed third party reinsurance receivables related to A&EP claims with a net book value of $215 million were transferred to NICO, resulting in total consideration of $2.2 billion.

In years subsequent to the effective date of the LPT, adverse prior year development on A&EP reserves was recognized resulting in additional amounts ceded under the LPT. As a result, the cumulative amounts ceded under the LPT have exceeded the $2.2 billion consideration paid, resulting in the NICO LPT moving into a gain position, requiring retroactive reinsurance accounting. Under retroactive reinsurance accounting, this gain is deferred and only recognized in earnings in proportion to actual paid recoveries under the LPT. Over the life of the contract, there is no economic impact as long as any additional losses incurred are within the limit of the LPT. In a period in which a change in the estimate of A&EP reserves is recognized that increases or decreases the amounts ceded under the LPT, the proportion of actual paid recoveries to total ceded losses is affected and the change in the deferred gain is recognized in earnings as if the revised estimate of ceded losses was available at the effective date of the LPT. The effect of the deferred retroactive reinsurance benefit is recorded in Insurance claims and policyholders' benefits on the Consolidated Statements of Operations.

The following table presents the impact of the Loss Portfolio Transfer on the Consolidated Statements of Operations.

Year Ended December 31	2023	2022	2021
(In millions)			
Additional amounts ceded under LPT:			
Net A&EP adverse development before consideration of LPT	$ 86	$ 92	$ 143
Provision for uncollectible third-party reinsurance on A&EP		(5)	(5)
Total additional amounts ceded under LPT	86	87	138
Retroactive reinsurance benefit recognized	(94)	(91)	(107)
Pretax impact of deferred retroactive reinsurance	$ (8)	$ (4)	$ 31

Net unfavorable prior year development of $86 million, $92 million and $143 million was recognized before consideration of cessions to the LPT for the years ended December 31, 2023, 2022 and 2021. The unfavorable development in 2023, 2022 and 2021 was primarily driven by higher than anticipated defense and indemnity costs on known direct asbestos and environmental accounts and a reduction in estimated reinsurance recoverable. Additionally, in both 2022 and 2021, $5 million of the provision for uncollectible third-party reinsurance was released. None of the provision for uncollectible third-party reinsurance was released in 2023.

As of December 31, 2023 and 2022, the cumulative amounts ceded under the LPT were $3.6 billion and $3.5 billion. The unrecognized deferred retroactive reinsurance benefit was $417 million and $425 million as of December 31, 2023 and 2022 and is included within Other liabilities on the Consolidated Balance Sheets.

NICO established a collateral trust account as security for its obligations under the LPT. The fair value of the collateral trust account was $2.5 billion as of December 31, 2023. In addition, Berkshire Hathaway Inc. guaranteed the payment obligations of NICO up to the aggregate reinsurance limit as well as certain of NICO's performance obligations under the trust agreement. NICO is responsible for claims handling and billing and collection from third-party reinsurers related to A&EP claims.

Excess Workers' Compensation LPT

On February 5, 2021, CNA completed a transaction with Cavello Bay Reinsurance Limited ("Cavello"), a subsidiary of Enstar Group Limited, under which certain legacy excess workers' compensation ("EWC") liabilities were ceded to Cavello. Under the terms of the transaction, based on reserves in place as of January 1, 2020, approximately $690 million of net EWC claim and allocated claim adjustment expense reserves were ceded to Cavello under a loss portfolio transfer ("EWC LPT") with an aggregate limit of $1.0 billion. Cavello was paid a reinsurance premium of $697 million, less claims paid between January 1, 2020 and the closing date of the agreement of $64 million. After transaction costs, a loss of approximately $11 million (after tax and noncontrolling interest) was recognized in Other Insurance Operations in the first quarter of 2021 related to the EWC LPT.

As of December 31, 2023, the cumulative amount ceded under the EWC LPT was $690 million.

Cavello established a collateral trust as security for its obligations. The fair value of the collateral trust was $440 million as of December 31, 2023.

Note 9. Future Policy Benefits Reserves

Future policy benefits reserves are associated with CNA's run-off long-term care business, which is included in Other Insurance Operations, and relate to policyholders that are currently receiving benefits, including claims that have been incurred but are not yet reported, as well as policyholders that are not yet receiving benefits.

The determination of Future policy benefits reserves requires management to make estimates and assumptions about expected policyholder experience over the remaining life of the policy. Since policies may be in force for several decades, these assumptions are subject to significant estimation risk. As a result of this variability, CNA's future policy benefits reserves may be subject to material increases if actual experience develops adversely to its expectations.

The LFPB is computed using the net level premium method, which incorporates cash flow assumptions and discount rate assumptions. As a result of the modified retrospective adoption of ASU 2018-12, the NPR calculation incorporates the original locked in discount rate and the reserve balance as of the transition date of January 1, 2021.

The key cash flow assumptions used to estimate the LFPB are morbidity, persistency (inclusive of mortality), anticipated future premium rate increases and expenses. The carried LFPB discount rate is determined using the upper-medium grade fixed income instrument yield curve.

CNA has elected to update the NPR and the LFPB for actual experience on a quarterly basis. A quarterly assessment is also made as to whether evidence suggests that cash flow assumptions should be updated. Annually in the third quarter, actuarial analysis is performed on policyholder morbidity, persistency, premium rate increases and expense experience, which, combined with judgment, informs the setting of updated cash flow assumptions used to estimate the LFPB.

The cash flow assumption updates completed in the third quarter of 2023 resulted in an $8 million pretax increase in the LFPB. Persistency updates were unfavorable due to revisions to lapse rates. Morbidity updates were favorable, driven by claim severity assumption updates, and there was a favorable impact from outperformance on premium rate assumptions.

Adjusted to reflect the application of ASU 2018-12, the cash flow assumption updates completed in the third quarter of 2022 resulted in a $186 million pretax increase to the LFPB, primarily driven by the unfavorable impact of increased cost of care inflation offset by favorable premium rate assumptions.

The following table summarizes balances and changes in the LFPB.

		2023		2022		2021
(In millions)						
Present value of future net premiums						
Balance, January 1	$	**3,991**	$	4,735	$	5,086
Effect of changes in discount rate		**(74)**		(880)		(1,140)
Balance, January 1, at original locked in discount rate		**3,917**		3,855		3,946
Effect of changes in cash flow assumptions (a)		**28**		352		173
Effect of actual variances from expected experience (a)		**(126)**		(49)		(24)
Adjusted balance, January 1		**3,819**		4,158		4,095
Interest accrual		**202**		216		219
Net premiums: earned during period		**(436)**		(457)		(459)
Balance, end of period at original locked in discount rate		**3,585**		3,917		3,855
Effect of changes in discount rate		**125**		74		880
Balance, December 31	$	**3,710**	$	3,991	$	4,735
Present value of future benefits & expenses						
Balance, January 1	$	**17,471**	$	22,745	$	23,955
Effect of changes in discount rate		**(125)**		(5,942)		(7,395)
Balance, January 1, at original locked in discount rate		**17,346**		16,803		16,560
Effect of changes in cash flow assumptions (a)		**36**		538		176
Effect of actual variances from expected experience (a)		**(46)**		(21)		(19)
Adjusted balance, January 1		**17,336**		17,320		16,717
Interest accrual		**962**		979		973
Benefit & expense payments		**(1,207)**		(953)		(887)
Balance, end of period at original locked in discount rate		**17,091**		17,346		16,803
Effect of changes in discount rate		**578**		125		5,942
Balance, December 31	$	**17,669**	$	17,471	$	22,745
Net LFPB, December 31	$	**13,959**	$	13,480	$	18,010

(a)   As of December 31, 2023, 2022 and 2021 the re-measurement loss of $(88), $(214) and $(8) presented parenthetically on the Consolidated Statement of Operations is comprised of the effect of changes in cash flow assumptions and the effect of actual variances from expected experience.

The following table presents earned premiums and interest expense associated with the long-term care business recognized on the Consolidated Statement of Operations.

Year Ended December 31	2023	2022	2021
(In millions)			
Earned premiums	$ **451**	$ 473	$ 491
Interest expense	**760**	763	754

The following table presents undiscounted expected future benefit and expense payments and undiscounted expected future gross premiums.

	December 31,	
	2023	2022
(In millions)		
Expected future benefit and expense payments	$ **32,851**	$ 34,261
Expected future gross premiums	**5,414**	5,910

Discounted expected future gross premiums at the upper-medium grade fixed income instrument yield discount rate were $3.8 billion and $4.1 billion as of December 31, 2023 and 2022.

The weighted average effective duration of the LFPB calculated using the original locked in discount rate was 11 years and 12 years as of December 31, 2023 and 2022.

The weighted average interest rates in the table below are calculated based on the rate used to discount all future cash flows.

	December 31,	
	2023	2022
Original locked in discount rate	**5.22 %**	5.27 %
Upper-medium grade fixed income instrument discount rate	**4.94**	5.23

For the years ended December 31, 2023 and 2022, immediate charges to net income resulting from adverse development that caused the NPR to exceed 100% for certain cohorts were $164 million and $178 million. For the years ended December 31, 2023 and 2022, the portion of losses recognized in a prior period due to NPR exceeding 100% for certain cohorts which, due to favorable development, was reversed through net income were $42 million and $12 million.

Note 10. Leases

Lease agreements primarily cover office facilities and machinery and equipment and expire at various dates. Leases, predominantly operating leases, are included in Other assets and Other liabilities on the Consolidated Balance Sheets. The lease agreements do not contain significant residual value guarantees, restrictions or covenants.

Operating lease right of use assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is typically the applicable secured borrowing rate, as most of the leases do not provide an implicit rate. The operating lease right of use asset was $302 million and $328 million and the operating lease liability was $384 million and $397 million at December 31, 2023 and 2022.

Total lease expense was $87 million, $89 million and $92 million for the years ended December 31, 2023, 2022 and 2021 which includes operating lease expense of $58 million, $60 million and $66 million, variable lease expense of $24 million, $26 million and $23 million and short-term lease expense of $5 million, $3 million and $3 million. Cash paid for amounts included in operating lease liabilities was $60 million, $64 million and $65 million for year ended December 31,

2023, 2022 and 2021. Operating lease right of use assets obtained in exchange for lease obligations was $39 million, $118 million and $35 million for the years ended December 31, 2023, 2022 and 2021.

In the fourth quarter of 2023, CNA committed to consolidate some of its offices, which resulted in a $24 million charge within Operating expenses and other on the Consolidated Statement of Operations. The charge primarily relates to the abandonment of certain fixed assets and operating lease right of use assets that are no longer in use.

The table below presents the maturities of lease liabilities:

As of December 31, 2023	Operating Leases
(In millions)	
2024	$ 57
2025	52
2026	50
2027	48
2028	43
Thereafter	280
Total	530
Less: discount	146
Total lease liabilities	$ 384

The table below presents the weighted average remaining lease term for operating leases and weighted average discount rate used in calculating the operating lease asset and liability.

As of December 31, 2023	
Weighted average remaining lease term	9.9 years
Weighted average discount rate	4.1%

Note 11. Income Taxes

Loews Corporation and its eligible subsidiaries file a consolidated federal income tax return. Loews Corporation has entered into a separate tax allocation agreement with CNA, a majority-owned subsidiary in which its ownership exceeds 80%. The agreement provides that Loews Corporation will: (i) pay to CNA the amount, if any, by which Loews Corporation's consolidated federal income tax is reduced by virtue of inclusion of CNA in Loews Corporation's return or (ii) be paid by CNA an amount, if any, equal to the federal income tax that would have been payable by CNA if it had filed a separate consolidated return. The agreement may be canceled by either of the parties upon thirty days written notice.

For 2021 through 2023, the Company participates in the Internal Revenue Service ("IRS") Compliance Assurance Process ("CAP"), which is a voluntary program for large corporations. Under CAP, the IRS conducts a real-time audit and works contemporaneously with the Company to resolve any issues prior to the filing of the tax return. For 2021 and 2023, the Company was selected to participate in the phase of CAP reserved for taxpayers whose risk of noncompliance does not support use of IRS resources. The Company believes that participation in CAP should reduce tax-related uncertainties, if any. Although the outcome of tax audits is always uncertain, the Company believes that any adjustments resulting from audits will not have a material impact on its results of operations, financial position or cash flows. The Company and/or its subsidiaries also file income tax returns in various state, local and foreign jurisdictions. These returns, with few exceptions, are no longer subject to examination by the various taxing authorities before 2019.

The current and deferred components of income tax expense are as follows:

Year Ended December 31	2023	2022	2021
(In millions)			
Income tax expense (benefit):			
Federal:			
Current	$ 267	$ 241	$ 239
Deferred	81	(60)	193
State and city:			
Current	20	25	13
Deferred	31	15	13
Foreign	52	2	17
Total	$ 451	$ 223	$ 475

The components of U.S. and foreign income before income tax and a reconciliation between the federal income tax expense at statutory rates and the actual income tax expense is as follows:

Year Ended December 31	2023	2022	2021
(In millions)			
Income before income tax:			
U.S.	$ 1,798	$ 973	$ 2,036
Foreign	198	141	124
Total	$ 1,996	$ 1,114	$ 2,160
Income tax expense at statutory rate	$ 419	$ 235	$ 454
Increase (decrease) in income tax expense resulting from:			
Exempt investment income	(28)	(38)	(48)
Foreign related tax differential	1	(15)	(2)
Taxes related to domestic affiliate			40
Valuation allowance	2	1	1
State taxes	48	36	24
Other	9	4	6
Income tax expense	$ 451	$ 223	$ 475

As of December 31, 2023, no deferred taxes are required on the undistributed earnings of subsidiaries subject to tax.

As of December 31, 2023, 2022 and 2021, there were no unrecognized tax benefits.

Accrued interest related to unrecognized tax benefits and tax refund claims is recognized in Income tax expense on the Consolidated Statements of Operations. Penalties are recognized in Income tax expense on the Consolidated Statements of Operations. No interest expense and no penalties were recorded for the years ended December 31, 2023, 2022 and 2021.

The following table summarizes deferred tax assets and liabilities:

December 31	2023	2022
(In millions)		
Deferred tax assets:		
Insurance reserves:		
Property and casualty claim and claim adjustment expense reserves	$ **202**	$ 178
Unearned premium reserves	**213**	198
Policyholder reserves	**160**	75
Deferred revenue	**70**	72
Employee benefits	**86**	98
Deferred retroactive reinsurance benefit	**88**	89
Net operating loss carryforwards	**44**	55
Net unrealized losses	**416**	709
Other	**159**	147
Total deferred tax assets	**1,438**	1,621
Valuation allowance	**(18)**	(16)
Net deferred tax assets	**1,420**	1,605
Deferred tax liabilities:		
Deferred acquisition costs	**(126)**	(113)
Property, plant and equipment	**(938)**	(810)
Basis differential in investment in subsidiary	**(502)**	(502)
Other liabilities	**(198)**	(149)
Total deferred tax liabilities	**(1,764)**	(1,574)
Net deferred tax assets (liabilities) (a)	$ **(344)**	$ 31
(a) Includes deferred tax assets reflected in Other assets on the Consolidated Balance Sheets at December 31, 2023 and 2022	$ **54**	$ 274

Net operating loss carryforwards in foreign tax jurisdictions of $169 million and foreign tax credit carryforwards of $9 million have no expiration.

Although realization of deferred tax assets is not assured, management believes it is more likely than not that the recognized deferred tax assets will be realized through recoupment of ordinary and capital taxes paid in prior carryback years and through future earnings, reversal of existing temporary differences and available tax planning strategies. As of December 31, 2023, a valuation allowance of $18 million was recorded related to state net operating losses and disallowed business interest expense from joint ventures.

Note 12. Debt

December 31	2023		2022
(In millions)			
Loews Corporation (Parent Company):			
Senior:			
2.6% notes due 2023 (effective interest rate of 2.8%) (authorized, $500)		$	500
3.8% notes due 2026 (effective interest rate of 3.9%) (authorized, $500)	$ 500		500
3.2% notes due 2030 (effective interest rate of 3.3%) (authorized, $500)	500		500
6.0% notes due 2035 (effective interest rate of 6.2%) (authorized, $300)	300		300
4.1% notes due 2043 (effective interest rate of 4.3%) (authorized, $500)	500		500
CNA Financial:			
Senior:			
7.3% debentures due 2023 (effective interest rate of 7.3%) (authorized, $250)			243
4.0% notes due 2024 (effective interest rate of 4.0%) (authorized, $550)	550		550
4.5% notes due 2026 (effective interest rate of 4.5%) (authorized, $500)	500		500
3.5% notes due 2027 (effective interest rate of 3.5%) (authorized, $500)	500		500
3.9% notes due 2029 (effective interest rate of 3.9%) (authorized, $500)	500		500
2.1% notes due 2030 (effective interest rate of 2.1%) (authorized, $500)	500		500
5.5% notes due 2033 (effective interest rate of 5.7%) (authorized, $500)	500		
Boardwalk Pipelines:			
Senior:			
Variable rate revolving credit facility due 2028 (effective interest rate of 6.7%)	25		
5.0% notes due 2024 (effective interest rate of 5.2%) (authorized, $600)	600		600
6.0% notes due 2026 (effective interest rate of 6.2%) (authorized, $550)	550		550
4.5% notes due 2027 (effective interest rate of 4.6%) (authorized, $500)	500		500
7.3% debentures due 2027 (effective interest rate of 8.1%) (authorized, $100)	100		100
4.8% notes due 2029 (effective interest rate of 4.9%) (authorized, $500)	500		500
3.4% notes due 2031 (effective interest rate of 3.5%) (authorized, $500)	500		500
3.6% notes due 2032 (effective interest rate of 3.7%) (authorized, $500)	500		500
Finance lease obligation	5		5
Loews Hotels & Co:			
Senior debt, principally mortgages (effective interest rates approximate 6.8% and 5.5%)	933		732
	9,063		9,080
Less unamortized discount and issuance costs	60		61
Debt	$ 9,003	$	9,019

December 31, 2023	Principal		Unamortized Discount and Issuance Costs		Net		Short Term Debt		Long Term Debt
(In millions)									
Loews Corporation	$	1,800	$	18	$	1,782			$	1,782
CNA Financial		3,050		19		3,031	$	550		2,481
Boardwalk Pipelines		3,280		17		3,263		1		3,262
Loews Hotels & Co		933		6		927		533		394
Total	$	9,063	$	60	$	9,003	$	1,084	$	7,919

At December 31, 2023, the aggregate long-term debt maturing in each of the next five years is approximately as follows: $1.7 billion in 2024, $0 in 2025, $1.8 billion in 2026, $1.1 billion in 2027, $83 million in 2028 and $4.4 billion thereafter. Long-term debt is generally redeemable in whole or in part at the greater of the principal amount or the net present value of remaining scheduled payments discounted at the specified treasury rate plus a margin.

CNA is a member of the Federal Home Loan Bank of Chicago ("FHLBC"). FHLBC membership provides participants with access to additional sources of liquidity through various programs and services. As a requirement of membership in the FHLBC, CNA held $5 million of FHLBC stock as of December 31, 2023, giving it access to approximately $106 million of additional liquidity. As of December 31, 2023 and 2022, CNA had no outstanding borrowings from the FHLBC.

In 2023, CNA amended and restated its existing credit agreement with a syndicate of banks. The agreement provides a five-year $250 million senior unsecured revolving credit facility which is intended to be used for general corporate purposes. At CNA's election, the commitments under the amended and restated credit agreement may be increased from time to time up to an additional aggregate amount of $100 million, and two one-year extensions are available prior to any anniversary of the closing date, each subject to applicable consents. As of December 31, 2023, CNA had no outstanding borrowings under the credit agreement and was in compliance with all covenants.

In 2023, CNA issued $500 million of 5.5% senior notes due June 15, 2033 and repaid at maturity the $243 million outstanding aggregate principal balance of its 7.3% debenture.

Boardwalk Pipelines has a revolving credit facility with available borrowing capacity of $1 billion through May 27, 2027 and a borrowing capacity of $912 million from May 28, 2027 to May 26, 2028. Interest rates are based on the term Secured Overnight Financing Rate ("SOFR"). As of December 31, 2023, Boardwalk Pipelines had $25 million of outstanding borrowings under its revolving credit facility. As of December 31, 2023, Boardwalk Pipelines was in compliance with its covenants under the credit agreement.

Boardwalk Pipelines' $600 million of 5.0% senior notes due December 15, 2024 has been included as long-term debt as of December 31, 2023. Boardwalk Pipelines has the intent and ability to refinance the notes near or at their maturity through available capital resources, including borrowing under its revolving credit facility or publicly issuing debt securities.

In 2023, Loews Corporation retired at maturity with available cash the outstanding $500 million aggregate principal amount of its 2.6% senior notes.

Certain of the hotels wholly or partially owned by Loews Hotels & Co are financed by debt facilities, with a number of different lenders. Each of the loan agreements underlying these facilities contains a variety of financial and operational covenants. As of December 31, 2023, Loews Hotels & Co was in compliance with these covenants.

Note 13. Shareholders' Equity

Accumulated other comprehensive income (loss)

The tables below present the changes in AOCI by component for the years ended December 31, 2021, 2022 and 2023:

(In millions)	Net Unrealized Gains (Losses) on Investments with an Allowance for Credit Losses	Net Unrealized Gains (Losses) on Other Investments	Cumulative impact of changes in discount rates used to measure long duration contracts	Unrealized Gains (Losses) on Cash Flow Hedges	Pension and Postretirement Benefits	Foreign Currency Translation	Total Accumulated Other Comprehensive Income (Loss)
Balance, January 1, 2021, as reported	$ —	$ 1,563	$ —	$ (23)	$ (877)	$ (82)	$ 581
Cumulative effect adjustments from changes in accounting standards (Note 1), after tax of $0, $(691), $1,313, $0, $0 and $0		2,331	(4,428)				(2,097)
Balance, January 1, 2021, as adjusted	—	3,894	(4,428)	(23)	(877)	(82)	(1,516)
Other comprehensive income (loss) before reclassifications, after tax of $2, $242, $(250), $(2), $(59) and $0	(7)	(906)	941	13	220	(20)	241
Reclassification of (gains) losses from accumulated other comprehensive loss, after tax of $(1), $21, $0, $(1), $(12) and $0	5	(81)		4	46		(26)
Other comprehensive income (loss)	(2)	(987)	941	17	266	(20)	215
Amounts attributable to noncontrolling interests		102	(98)		(25)	2	(19)
Balance, December 31, 2021	$ (2)	$ 3,009	$ (3,585)	$ (6)	$ (636)	$ (100)	$ (1,320)
Other comprehensive income (loss) before reclassifications, after tax of $0, $1,643, $(1,052), $(7), $1 and $0		(6,223)	3,959	20	(3)	(111)	(2,358)
Reclassification of (gains) losses from accumulated other comprehensive loss, after tax of $1, $(21), $0, $0, $(5) and $0	(5)	126			18		139
Other comprehensive income (loss)	(5)	(6,097)	3,959	20	15	(111)	(2,219)
Amounts attributable to noncontrolling interests		619	(410)		(1)	11	219
Balance, December 31, 2022	$ (7)	$ (2,469)	$ (36)	$ 14	$ (622)	$ (200)	$ (3,320)
Other comprehensive income (loss) before reclassifications, after tax of $6, $(290), $85, $2, $10 and $0	(24)	1,072	(318)	(5)	41	60	826
Reclassification of losses from accumulated other comprehensive loss, after tax of $(5), $(14), $0, $0, $(18) and $0	19	53			63		135
Other comprehensive income (loss)	(5)	1,125	(318)	(5)	104	60	961
Amounts attributable to noncontrolling interests		(93)	26		(5)	(5)	(77)
Purchase of CNA shares		(46)	(1)		(10)	(4)	(61)
Balance, December 31, 2023	$ (12)	$ (1,483)	$ (329)	$ 9	$ (533)	$ (149)	$ (2,497)

144

Amounts reclassified from AOCI shown above are reported in Net income (loss) as follows:

Major Category of AOCI	Affected Line Item
Net unrealized gains (losses) on investments with an allowance for credit losses and Net unrealized gains (losses) on other investments	Investment gains (losses)
Unrealized gains (losses) on cash flow hedges	Operating revenues and other, Interest expense and Operating expenses and other
Pension and postretirement benefits	Operating expenses and other

Common Stock Dividends

Loews Corporation declared and paid dividends of $0.25 per share in the aggregate on its common stock in each of 2023, 2022 and 2021.

There are no restrictions on Loews Corporation's retained earnings or net income with regard to payment of dividends. However, as a holding company, Loews Corporation relies upon invested cash balances and distributions from its subsidiaries to generate the funds necessary to declare and pay any dividends to holders of its common stock. The ability of Loews Corporation's subsidiaries to pay dividends is subject to, among other things, the availability of sufficient earnings and funds in such subsidiaries, compliance with covenants in their respective credit agreements and applicable state laws, including in the case of the insurance subsidiaries of CNA, laws and rules governing the payment of dividends by regulated insurance companies. See Note 15 for a discussion of the regulatory restrictions on CNA's availability to pay dividends.

Stock Purchases

Loews Corporation repurchased 14.0 million, 12.7 million and 21.1 million shares of its common stock at aggregate costs of $0.9 billion, $0.7 billion and $1.1 billion during the years ended December 31, 2023, 2022 and 2021. On December 31, 2023, 14.1 million shares of Loews Corporation common stock were retired. Upon retirement, treasury stock was eliminated through a reduction to common stock, APIC and retained earnings. Loews Corporation purchased 4.5 million shares of CNA's common stock at an aggregate cost of $178 million in 2023.

Note 14. Revenue from Contracts with Customers

Disaggregation of revenues – Revenue from contracts with customers, other than insurance premiums, is reported as Non-insurance warranty revenue and within Operating revenues and other on the Consolidated Statements of Operations. The following table presents revenues from contracts with customers disaggregated by revenue type along with the reportable segment and a reconciliation to Operating revenues and other as reported in Note 21:

Year Ended December 31		2023		2022		2021
(In millions)						
Non-insurance warranty – CNA Financial	$	1,624	$	1,574	$	1,430
Transportation and storage of natural gas and NGLs and ethane supply and transportation services – Boardwalk Pipelines	$	1,582	$	1,398	$	1,306
Lodging and related services – Loews Hotels & Co		778		689		419
Rigid plastic packaging and recycled resin – Corporate (a)						280
Total revenues from contracts with customers		2,360		2,087		2,005
Other revenues		95		113		128
Operating revenues and other	$	2,455	$	2,200	$	2,133

(a) Revenues presented reflect the consolidated results of Altium Packaging through March 31, 2021. See Note 2 for further discussion.

Receivables from contracts with customers – As of December 31, 2023 and 2022, receivables from contracts with customers were approximately $228 million and $168 million and are included within Receivables on the Consolidated Balance Sheets.

Deferred revenue – As of December 31, 2023 and 2022, deferred revenue resulting from contracts with customers was approximately $4.8 billion for each year and is reported as Deferred non-insurance warranty revenue and within Other liabilities on the Consolidated Balance Sheets. Approximately $1.4 billion of revenues recognized during each of the years ended December 31, 2023 and 2022 were included in deferred revenue as of January 1, 2023 and 2022.

Contract costs – As of each of December 31, 2023 and 2022, the Company had approximately $3.7 billion of costs to obtain contracts with customers related to CNA for amounts paid to dealers and other agents to obtain non-insurance warranty contracts, which are reported as Deferred non-insurance warranty acquisition expenses on the Consolidated Balance Sheets. For each of the years ended December 31, 2023 and 2022, amortization expense of $1.2 billion is reported as Non-insurance warranty expense on the Consolidated Statement of Operations. There were no adjustments to deferred costs recorded for the years ended December 31, 2023 and 2022.

Performance obligations – As of December 31, 2023, approximately $14.2 billion of estimated operating revenues is expected to be recognized in the future related to outstanding performance obligations. The balance relates primarily to revenues for transportation and storage services for natural gas and NGLs and certain ethane supply contracts at Boardwalk Pipelines and non-insurance warranty revenue at CNA. Approximately $2.8 billion will be recognized during 2024, $2.4 billion in 2025 and the remainder in following years. The actual timing of recognition may vary due to factors outside of the Company's control.

Note 15. Statutory Accounting Practices

CNA's insurance subsidiaries are domiciled in various jurisdictions. These subsidiaries prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the respective jurisdictions' insurance regulators. Domestic prescribed statutory accounting practices are set forth in a variety of publications of the National Association of Insurance Commissioners ("NAIC") as well as state laws, regulations and general administrative rules. These statutory accounting principles vary in certain respects from GAAP. In converting from statutory accounting principles to GAAP, the more significant adjustments include deferral of policy acquisition costs and the inclusion of net unrealized holding gains or losses in shareholders' equity relating to certain fixed maturity securities.

CNA has a prescribed practice as it relates to the accounting under Statement of Statutory Accounting Principles No. 62R, *Property and Casualty Reinsurance*, paragraphs 87 and 88 in conjunction with the 2010 loss portfolio transfer with NICO which is further discussed in Note 8. The prescribed practice allows CNA to aggregate all third party A&EP reinsurance balances administered by NICO in Schedule F and to utilize the LPT as collateral for the underlying third-party reinsurance balances for purposes of calculating the statutory reinsurance penalty. This prescribed practice increased statutory capital and surplus by $92 million and $74 million at December 31, 2023 and 2022.

The payment of dividends by CNA's insurance subsidiaries without prior approval of the insurance department of each subsidiary's domiciliary jurisdiction is generally limited by formula. Dividends in excess of these amounts are subject to prior approval by the respective insurance regulator.

Dividends from CCC are subject to the insurance holding company laws of the State of Illinois, the domiciliary state of CCC. Under these laws, ordinary dividends, or dividends that do not require prior approval by the Illinois Department of Insurance (the "Department") are determined based on the greater of the prior year's statutory net income or 10% of statutory surplus as of the end of the prior year, as well as the timing and amount of dividends paid in the preceding 12 months. Additionally, ordinary dividends may only be paid from earned surplus, which is calculated by removing unrealized gains from unassigned surplus. As of December 31, 2023, CCC was in a positive earned surplus position. The maximum allowable dividend CCC could pay during 2024 that would not be subject to the Department's prior approval is $1.1 billion, less dividends paid during the preceding 12 months measured at that point in time. CCC paid dividends of $1.1 billion in 2023. The actual level of dividends paid in any year is determined after an assessment of available dividend capacity, holding company liquidity and cash needs as well as the impact the dividends will have on the statutory surplus of the applicable insurance company.

Combined statutory capital and surplus and statutory net income for the Combined Continental Casualty Companies are presented in the table below, determined in accordance with accounting practices prescribed or permitted by insurance and/or other regulatory authorities.

	Statutory Capital and Surplus December 31		Statutory Net Income Year Ended December 31		
	2023(a)	2022	**2023(a)**	2022	2021
(In millions)					
Combined Continental Casualty Companies	**$10,946**	$10,572	**$1,172**	$1,072	$1,253

(a)   Information derived from the statutory-basis financial statements to be filed with insurance regulators.

CNA's domestic insurance subsidiaries are subject to risk-based capital ("RBC") requirements. RBC is a method developed by the NAIC to determine the minimum amount of statutory capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formula for determining the amount of RBC specifies various factors, weighted based on the perceived degree of risk, which are applied to certain financial balances and financial activity. The adequacy of a company's actual capital is evaluated by a comparison to the RBC results, as determined by the formula. Companies below minimum RBC requirements are classified within certain levels, each of which requires specified corrective action.

The statutory capital and surplus presented above for CCC was approximately 225% and 238% of company action level RBC at December 31, 2023 and 2022. Company action level RBC is the level of RBC which triggers a heightened level of regulatory supervision. The statutory capital and surplus of CNA's foreign insurance subsidiaries, which is not significant to the overall statutory capital and surplus, also met or exceeded their respective regulatory and other capital requirements.

Note 16. Benefit Plans

Pension Plans – Several non-contributory defined benefit plans are maintained for eligible employees. For benefits in certain plans, the accrued pension balance is credited with interest based on specified annual interest rates (which are established annually for all participants). The benefits for another plan which covers salaried employees are based on formulas which include, among others, years of service and average pay. The funding policy is to make contributions in accordance with applicable governmental regulatory requirements.

Other Postretirement Benefit Plans – Several postretirement benefit plans cover eligible employees and retirees. Participants generally become eligible after reaching age 55 with required years of service. Actual requirements for coverage vary by plan. Benefits for retirees who were covered by bargaining agreements vary by each unit and contract. Benefits for certain retirees are in the form of a health care account.

Benefits for retirees reaching age 65 are generally integrated with Medicare. Other retirees, based on plan provisions, must use Medicare as their primary coverage, with a portion of the unpaid amount being reimbursed by the employer; or are reimbursed for the Medicare Part B premium or have no employer coverage. The benefits provided are basically health and, for certain retirees, life insurance type benefits.

Certain of these benefit plans are funded and postretirement benefits are accrued during the active service of those employees who would become eligible for such benefits when they retire. December 31 is used as the measurement date for the plans.

Weighted average assumptions used to determine benefit obligations:

	Pension Benefits			Other Postretirement Benefits		
December 31	2023	2022	2021	2023	2022	2021
Discount rate	5.0%	5.2%	2.6%	5.1%	5.4%	2.6%
Interest crediting rate	4.5%	3.4%	3.0%			
Rate of compensation increase	0.0% to 3.5%	0.0% to 4.5%	0.0% to 3.0%			

Weighted average assumptions used to determine net periodic benefit cost:

	Pension Benefits			Other Postretirement Benefits		
Year Ended December 31	2023	2022	2021	2023	2022	2021
Discount rate	5.2%	3.4%	2.1%	5.4%	2.6%	2.2%
Expected long-term rate of return on plan assets	6.2%	6.3%	6.7%	3.0%	2.0%	2.8%
Interest crediting rate	3.5%	3.0%	3.0%			
Rate of compensation increase	0.0% to 3.8%	0.0% to 3.0%	0.0% to 3.0%			

In determining the discount rate assumption, current market and liability information is utilized, including a discounted cash flow analysis of the pension and postretirement obligations. In particular, the basis for the discount rate selection was the yield on indices of highly rated fixed income debt securities with durations comparable to that of plan liabilities. The yield curve was applied to expected future retirement plan payments to adjust the discount rate to reflect the cash flow characteristics of the plans. The yield curves and indices evaluated in the selection of the discount rate are comprised of high quality corporate bonds that are rated AA by an accepted rating agency.

The expected long-term rate of return for plan assets is determined based on widely-accepted capital market principles, long-term return analysis for global fixed income and equity markets as well as the active total return oriented portfolio management style. Long-term trends are evaluated relative to market factors such as inflation, interest rates and fiscal and monetary policies, in order to assess the capital market assumptions as applied to the plan. Consideration of diversification needs and rebalancing is maintained.

Assumed health care cost trend rates:

December 31	2023	2022	2021
Health care cost trend rate assumed for next year	4.0% to 7.0%	4.0% to 6.5%	4.0% to 7.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.0% to 5.5%	4.0% to 5.5%	4.0% to 5.0%
Year that the rate reaches the ultimate trend rate	2024-2028	2023-2026	2022-2026

During 2023, the Parent Company completed the termination of a non-contributory defined benefit plan. In total, the plan paid $66 million to settle its obligations to retirees and certain participants through the purchase of group annuity contracts from a third party insurance company and $34 million in lump sum payments to certain other participants. The Company recorded a settlement expense of $47 million ($37 million after-tax) to recognize unrealized losses which were previously included in AOCI.

In 2023, the CNA Retirement Plan paid $80 million to settle its obligation to certain retirees through the purchase of a group annuity contract from a third party insurance company, which reduced the plan's projected benefit obligation by $86 million.

Net periodic (benefit) cost components:

Year Ended December 31	Pension Benefits						Other Postretirement Benefits					
	2023		2022		2021		2023		2022		2021	
(In millions)												
Service cost	$	2	$	2	$	3						
Interest cost		110		76		70	$	2	$	1	$	1
Expected return on plan assets		(125)		(165)		(169)		(3)		(2)		(3)
Amortization of unrecognized net loss		35		32		49		1				
Settlements		48		5		3						
Regulatory asset decrease						3						
Net periodic (benefit) cost	$	70	$	(50)	$	(41)	$	—	$	(1)	$	(2)

The following provides a reconciliation of benefit obligations and plan assets:

	Pension Benefits				Other Postretirement Benefits			
	2023		2022		2023		2022	
(In millions)								
Change in benefit obligation:								
Benefit obligation at January 1	$	2,220	$	2,916	$	33	$	44
Service cost		2		2				
Interest cost		110		76		2		1
Plan participants' contributions						3		3
Actuarial (gain) loss		31		(557)		6		(6)
Benefits paid from plan assets		(181)		(181)		(10)		(9)
Settlements		(194)		(23)				
Foreign exchange		3		(13)				
Benefit obligation at December 31	$	1,991	$	2,220	$	34	$	33
Change in plan assets:								
Fair value of plan assets at January 1	$	2,212	$	2,816	$	81	$	93
Actual return on plan assets		206		(405)		5		(9)
Company contributions		22		19		4		3
Plan participants' contributions						3		3
Benefits paid from plan assets		(181)		(181)		(10)		(9)
Settlements		(188)		(23)				
Foreign exchange		3		(14)				
Fair value of plan assets at December 31	$	2,074	$	2,212	$	83	$	81
Funded status	$	83	$	(8)	$	49	$	48

	Pension Benefits		Other Postretirement Benefits	
	2023	2022	**2023**	2022
(In millions)				
Amounts recognized in the Consolidated Balance Sheets consist of:				
Other assets	$ **229** $	149	$ **59** $	57
Other liabilities	**(146)**	(157)	**(10)**	(9)
Net amount recognized	$ **83** $	(8) $	**49** $	48
Amounts recognized in Accumulated other comprehensive income (loss), not yet recognized in net periodic (benefit) cost:				
Prior service credit	$ **1**			
Net actuarial loss	**672** $	811 $	**3**	
Net amount recognized	$ **673** $	811 $	**3** $	—
Information for plans with projected and accumulated benefit obligations in excess of plan assets:				
Projected benefit obligation	$ **229** $	234		
Accumulated benefit obligation	**143**	231 $	**11** $	10
Fair value of plan assets	**83**	78		

   The benefit obligation for all defined benefit pension plans was $2.0 billion and $2.2 billion at December 31, 2023 and 2022. Changes for the years ended December 31, 2023 and 2022 include actuarial (losses) gains of $(31) million and $557 million primarily driven by changes in the discount rate used to determine the benefit obligations.

   A total return approach is employed whereby a mix of equity, limited partnerships and fixed maturity securities are used to maximize the long-term return of plan assets for a prudent level of risk and to manage cash flows according to plan requirements. The target allocation of plan assets is 0% to 40% invested in equity securities and limited partnerships, with the remainder primarily invested in fixed maturity securities. The intent of this strategy is to minimize expenses by generating investment returns that exceed the growth of the plan liabilities over the long run. Risk tolerance is established after careful consideration of the plan liabilities, plan funded status and corporate financial conditions. The investment portfolios contain a diversified blend of fixed maturity, equity and short-term securities. Alternative investments, including limited partnerships, are used to enhance risk adjusted long-term returns while improving portfolio diversification. At December 31, 2023, $101 million is committed to fund future capital calls from various third party limited partnership investments in exchange for an ownership interest in the related partnerships. Investment risk is monitored through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

The table below presents the estimated future minimum benefit payments at December 31, 2023.

Expected future benefit payments		Pension Benefits		Other Postretirement Benefits
(In millions)				
2024	$	190	$	4
2025		183		3
2026		178		3
2027		180		3
2028		174		3
2029 – 2033		752		10

In 2024, it is expected that contributions of approximately $16 million will be made to pension plans and $1 million to postretirement health care and life insurance benefit plans.

Pension plan assets measured at fair value on a recurring basis are summarized below.

December 31, 2023		Level 1		Level 2		Level 3		Total
(In millions)								
Plan assets at fair value:								
Fixed maturity securities:								
Corporate and other bonds	$	10	$	1,041	$	6	$	1,057
States, municipalities and political subdivisions				55				55
Asset-backed				233		8		241
Total fixed maturities		10		1,329		14		1,353
Equity securities		154		6				160
Short-term investments		114						114
Fixed income mutual funds		26						26
Other assets				11				11
Total plan assets at fair value	$	304	$	1,346	$	14	$	1,664
Plan assets at net asset value: (a)								
Equity securities								25
Limited partnerships								385
Total plan assets	$	304	$	1,346	$	14	$	2,074

December 31, 2022	Level 1	Level 2	Level 3	Total
(In millions)				
Plan assets at fair value:				
Fixed maturity securities:				
Corporate and other bonds		$ 859	$ 7	$ 866
States, municipalities and political subdivisions		49		49
Asset-backed		157	9	166
Total fixed maturities	$ —	1,065	16	1,081
Equity securities	236	13		249
Short-term investments	194	1		195
Fixed income mutual funds	42			42
Other assets (b)	2	12	57	71
Total plan assets at fair value	$ 474	$ 1,091	$ 73	$ 1,638
Plan assets at net asset value: (a)				
Equity securities				21
Limited partnerships				553
Total plan assets	$ 474	$ 1,091	$ 73	$ 2,212

(a) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table for these investments are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.

(b) In November 2022, a portion of the pension assets was de-risked through the purchase of an annuity contract.

The limited partnership investments held within the plans are recorded at fair value, which represents the plans' shares of the net asset value of each partnership, as determined by the general partner. Limited partnerships comprising 93% and 62% of the carrying value as of December 31, 2023 and 2022 were invested in private debt and equity. Limited partnerships comprising 7% and 38% of the carrying value as of December 31, 2023 and 2022 employ hedge fund strategies. Private debt and equity funds cover a broad range of investment strategies including buyout, private credit, growth capital and distressed investing. Hedge fund strategies include both long and short positions in fixed income, equity and derivative instruments. Within hedge fund strategies, approximately 8% were equity related, 92% pursued a multi-strategy approach and none were focused on distressed investments at December 31, 2023.

For a discussion of the valuation methodologies used to measure fixed maturity securities, equities and short-term investments, see Note 4.

Other postretirement benefits plan assets measured at fair value on a recurring basis are summarized below.

December 31, 2023	**Level 1**	**Level 2**	**Level 3**	**Total**
(In millions)				
Fixed maturity securities:				
Corporate and other bonds		$ 67		$ 67
States, municipalities and political subdivisions		39		39
Asset-backed		1		1
Total fixed maturities	$ —	107	$ —	107
Short-term investments	13			13
Fixed income mutual funds	2			2
Total assets	$ 15	$ 107	$ —	$ 122
Other liabilities	$ 39			$ 39

December 31, 2022	Level 1		Level 2		Level 3		Total	
(In millions)								
Fixed maturity securities:								
Corporate and other bonds			$	55		$		55
States, municipalities and political subdivisions				34				34
Asset-backed				1				1
Total fixed maturities	$	—		90	$	—		90
Short-term investments		2						2
Fixed income mutual funds		2						2
Total	$	4	$	90	$	—	$	94
Other liabilities	$	13				$		13

There were no Level 3 assets at December 31, 2023 and 2022.

Savings Plans – Several contributory savings plans are maintained which allow employees to make regular contributions based upon a percentage of their salaries. Matching contributions are made up to specified percentages of employees' contributions. In addition, eligible employees also receive a contribution of a percentage of their annual eligible compensation. Employer contributions to these plans amounted to $103 million, $90 million and $83 million for the years ended December 31, 2023, 2022 and 2021.

Stock-based Compensation – In 2016, shareholders approved the Loews Corporation 2016 Incentive Compensation Plan (the "2016 Loews Plan") which replaced a previously existing equity plan. The aggregate number of shares of Loews Corporation common stock authorized under the 2016 Loews Plan is 6,000,000 shares, plus up to 3,000,000 shares that may be forfeited under the prior plan. The maximum number of shares of Loews Corporation common stock with respect to which awards may be granted to any individual in any calendar year is 500,000 shares. In accordance with the 2016 Loews Plan and the prior equity plan, Loews Corporation stock-based compensation consists of the following:

SARs: Stock appreciation rights ("SARs") were granted under the prior equity plan. The exercise price per share may not be less than the fair market value of the common stock on the date of grant. Generally, SARs vested ratably over a four-year period and expire in ten years.

Time-based Restricted Stock Units: Time-based restricted stock units ("RSUs") are granted under the 2016 Loews Plan and represent the right to receive one share of Loews Corporation common stock for each vested RSU. Generally, RSUs vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date.

Performance-based Restricted Stock Units: Performance-based RSUs ("PSUs") are granted under the 2016 Loews Plan and represent the right to receive one share of Loews Corporation common stock for each vested PSU, subject to the achievement of specified performance goals by the Company. Generally, performance-based RSUs vest, if performance goals are satisfied, 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date.

In 2023, Loews Corporation granted an aggregate of 186,169 RSUs and PSUs at a weighted average grant-date fair value of $60.40 per unit. No RSUs were forfeited during the year. 531,500 SARs were outstanding at December 31, 2023 with a weighted average exercise price of $40.43.

The Company recognized compensation expense in connection with stock-based compensation that decreased net income by $36 million, $34 million and $33 million for the years ended December 31, 2023, 2022 and 2021. CNA also maintains their own stock-based compensation plan. Such amounts include Loews Corporation's share of expense related to this plan.

Note 17. Reinsurance

CNA cedes insurance to reinsurers to limit its maximum loss, provide greater diversification of risk, minimize exposures on larger risks and to exit certain lines of business. The ceding of insurance does not discharge the primary liability of CNA. A credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet its obligations. A collectability exposure also exists to the extent that the reinsurer disputes the liabilities assumed under reinsurance agreements. Property and casualty reinsurance coverages are tailored to the specific risk characteristics of each product line and CNA's retained amount varies by type of coverage. Reinsurance contracts are purchased to protect specific lines of business such as property and workers' compensation. Corporate catastrophe reinsurance is also purchased for property and workers' compensation exposure. CNA also utilizes facultative reinsurance in certain lines. In addition, CNA assumes reinsurance, primarily through Hardy and as a member of various reinsurance pools and associations.

The following table presents the amounts receivable from reinsurers:

December 31		2023		2022
(In millions)				
Reinsurance receivables related to insurance reserves:				
Ceded claim and claim adjustment expenses	$	**5,141**	$	5,191
Reinsurance receivables related to paid losses		**293**		247
Reinsurance receivables		**5,434**		5,438
Less allowance for doubtful accounts		**22**		22
Reinsurance receivables, net of allowance for doubtful accounts	$	**5,412**	$	5,416

CNA has established an allowance for doubtful accounts on voluntary reinsurance receivables which relates to both amounts already billed on ceded paid losses as well as ceded reserves that will be billed when losses are paid in the future. The following table summarizes the outstanding amount of voluntary reinsurance receivables, gross of any collateral arrangements, by financial strength rating:

As of December 31, 2023		
(In millions)		
A- to A++	$	**4,047**
B- to B++		**769**
Insolvent		**7**
Total voluntary reinsurance outstanding balance (a)	$	**4,823**

(a) Expected credit losses for legacy A&EP receivables are ceded to NICO and the reinsurance limit on the LPT has not been exhausted, therefore no allowance is recorded for these receivables and they are excluded from the table above. See Note 8 for more information on the LPT. Also excluded are receivables from involuntary pools.

CNA attempts to mitigate its credit risk related to reinsurance by entering into reinsurance arrangements with reinsurers that have credit ratings above certain levels and by obtaining collateral. On a limited basis, CNA may enter into reinsurance agreements with reinsurers that are not rated, primarily captive reinsurers. Receivables from captive reinsurers are backed by collateral arrangements and comprise the majority of the voluntary reinsurance receivables within the B- to B++ rating distribution in the table above. The primary methods of obtaining collateral are through reinsurance trusts, letters of credit and funds withheld balances. Such collateral, limited by the balance of open recoverables, was approximately $3.6 billion and $3.7 billion at December 31, 2023 and 2022.

CNA's largest recoverables from a single reinsurer, including ceded unearned premium reserves as of December 31, 2023 were approximately $1.8 billion from subsidiaries of the Berkshire Hathaway Insurance Group, $576 million from Cavello Bay Reinsurance Limited and $410 million from the Swiss Reinsurance Group. These amounts are substantially collateralized or otherwise secured. The recoverable from subsidiaries of the Berkshire Hathaway Insurance Group includes amounts related to third party reinsurance for which NICO has assumed the credit risk under the terms of the loss portfolio transfer as discussed in Note 8.

The effects of reinsurance on earned premiums are presented in the following table:

(In millions)	Direct		Assumed		Ceded		Net		Assumed/ Net %
Year Ended December 31, 2023									
Property and casualty	$	**13,908**	$	**223**	$	**5,102**	$	**9,029**	**2.5 %**
Long-term care		**407**		**44**				**451**	**9.8**
Earned premiums	$	**14,315**	$	**267**	$	**5,102**	$	**9,480**	**2.8 %**
Year Ended December 31, 2022									
Property and casualty	$	13,097	$	231	$	5,134	$	8,194	2.8 %
Long-term care		427		46				473	9.7
Earned premiums	$	13,524	$	277	$	5,134	$	8,667	3.2 %
Year Ended December 31, 2021									
Property and casualty	$	12,554	$	240	$	5,110	$	7,684	3.1 %
Long-term care		443		48				491	9.8
Earned premiums	$	12,997	$	288	$	5,110	$	8,175	3.5 %

Included in the direct and ceded earned premiums for the years ended December 31, 2023, 2022 and 2021 are $2.9 billion, $3.3 billion and $3.6 billion related to property business that is 100% reinsured under a significant third party captive program. The third party captives that participate in this program are affiliated with the non-insurance company policyholders, therefore this program provides a means for the policyholders to self-insure this property risk. CNA receives and retains a ceding commission.

Insurance claims and policyholders' benefits reported on the Consolidated Statements of Operations are net of estimated reinsurance recoveries of $2.8 billion, $2.6 billion and $3.1 billion for the years ended December 31, 2023, 2022 and 2021, including $1.5 billion, $1.8 billion and $2.0 billion related to the significant third party captive program discussed above.

Long-term care premiums are from long-duration contracts; property and casualty premiums are from short-duration contracts.

Note 18. Legal Proceedings

On May 25, 2018, plaintiffs Tsemach Mishal and Paul Berger (on behalf of themselves and the purported class, "Plaintiffs") initiated a purported class action in the Court of Chancery of the State of Delaware (the "Trial Court") against the following defendants: Boardwalk Pipelines, Boardwalk GP, LP ("General Partner"), Boardwalk GP, LLC and Boardwalk Pipelines Holding Corp. ("BPHC") (together, "Defendants"), regarding the potential exercise by the General Partner of its right to purchase all of the issued and outstanding common units representing limited partnership interests in Boardwalk Pipelines not already owned by the General Partner or its affiliates.

On June 25, 2018, Plaintiffs and Defendants entered into a Stipulation and Agreement of Compromise and Settlement, subject to the approval of the Trial Court (the "Proposed Settlement"). Under the terms of the Proposed Settlement, the lawsuit would be dismissed, and related claims against the Defendants would be released by the Plaintiffs, if BPHC, the sole member of the General Partner, elected to cause the General Partner to exercise its right to purchase the issued and outstanding common units of Boardwalk Pipelines pursuant to Boardwalk Pipelines' Third Amended and Restated Agreement of Limited Partnership, as amended ("Limited Partnership Agreement"), within a period specified by the Proposed Settlement. On June 29, 2018, the General Partner elected to exercise its right to purchase all of the issued and outstanding common units representing limited partnership interests in Boardwalk Pipelines not already owned by the General Partner or its affiliates pursuant to the Limited Partnership Agreement within the period specified by the Proposed Settlement. The transaction was completed on July 18, 2018.

On September 28, 2018, the Trial Court denied approval of the Proposed Settlement. On February 11, 2019, a substitute verified class action complaint was filed in this proceeding, which among other things, added the Parent Company as a Defendant. The Defendants filed a motion to dismiss, which was heard by the Trial Court in July of 2019. In October of 2019, the Trial Court ruled on the motion and granted a partial dismissal, with certain aspects of the case proceeding to trial. A trial was held the week of February 22, 2021 and post-trial oral arguments were held on July 14, 2021.

On November 12, 2021, the Trial Court issued a ruling in the case. The Trial Court held that the General Partner breached the Limited Partnership Agreement and awarded Plaintiffs approximately $690 million, plus pre-judgment interest (approximately $166 million), post-judgment interest and attorneys' fees.

The Company believed that the Trial Court ruling included factual and legal errors. Therefore, on January 3, 2022, the Defendants appealed the Trial Court's ruling to the Supreme Court of the State of Delaware (the "Supreme Court"). On January 17, 2022, the Plaintiffs filed a cross-appeal to the Supreme Court contesting the calculation of damages by the Trial Court. Oral arguments were held on September 14, 2022, and on December 19, 2022, the Supreme Court reversed the Trial Court's ruling and remanded the case to the Trial Court for further proceedings related to claims not decided by the Trial Court's ruling. Briefing by the parties at the Trial Court on the remanded issues was completed in September 2023. A hearing on the remanded issues is scheduled at the Trial Court in April 2024.

The Company is from time to time party to other litigation arising in the ordinary course of business. While it is difficult to predict the outcome or effect of any litigation, management does not believe that the outcome of any pending litigation, including the Boardwalk Pipelines matter described above, will materially affect the Company's results of operations or equity.

Note 19. Commitments and Contingencies

CNA Guarantees

CNA has provided guarantees, if the primary obligor fails to perform, to holders of structured settlement annuities issued by a previously owned subsidiary. As of December 31, 2023, the potential amount of future payments CNA could be required to pay under these guarantees was approximately $1.5 billion, which will be paid over the lifetime of the annuitants. CNA does not believe any payment is likely under these guarantees, as CNA is the beneficiary of a trust that must be maintained at a level that approximates the discounted reserves for these annuities.

Note 20. Supplemental Quarterly Information (Unaudited)

The following table presents the effect of adoption of ASU 2018-12 on selected 2022 financial data.

(In millions, except per share data)		2022				
		Q1	Q2	Q3	Q4	Full Year
Components of Income (Loss)						
Net income (loss) attributable to Loews Corporation						
As reported	$	338 $	180 $	130 $	364 $	1,012
Effect of adoption		(16)	(13)	(152)	(9)	(190)
As adjusted	$	322 $	167 $	(22) $	355 $	822
Other comprehensive income (loss)						
As reported	$	(1,605) $	(1,405) $	(1,425) $	577 $	(3,858)
Effect of adoption		603	627	586	(177)	1,639
As adjusted	$	(1,002) $	(778) $	(839) $	400 $	(2,219)
Diluted Net Income (Loss) Per Share						
Net income (loss) attributable to Loews Corporation						
As reported	$	1.36 $	0.73 $	0.54 $	1.53 $	4.16
Effect of adoption		(0.07)	(0.05)	(0.63)	(0.04)	(0.78)
As adjusted	$	1.29 $	0.68 $	(0.09) $	1.49 $	3.38

The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

As of January 1, 2023, ASU 2018-12 was adopted using the modified retrospective method applied as of the transition date of January 1, 2021. Prior period amounts in the financial statements have been adjusted to reflect application of the new standard. For additional information see Note 1.

Net income (loss) attributable to Loews Corporation for 2022 decreased from what was previously reported under legacy accounting guidance generally driven by the cumulative effect of assumption differences and differences in reserving methodologies between legacy accounting guidance and ASU 2018-12.

Net income (loss) attributable to Loews Corporation for the third quarter of 2022 decreased $152 million from what was previously reported under legacy accounting guidance, primarily related to CNA's third quarter 2022 annual review of cash flow reserving assumptions. Under legacy accounting guidance, the third quarter 2022 gross premium valuation assessment indicated a pretax margin of $125 million and no unlocking event occurred. Under ASU 2018-12 favorable changes to the upper-medium grade fixed income instrument discount rate were recorded through AOCI, while the net unfavorable impact of increased cost of care inflation offset by favorable premium rate action assumptions was recorded in income.

Other comprehensive income (loss) for 2022 decreased from what was previously reported under legacy accounting guidance driven by increases in the upper-medium grade fixed income instrument yield, which was used as the discount rate to re-measure the LFPB.

Note 21. Segments

Loews Corporation has four reportable segments comprised of three individual consolidated operating subsidiaries, CNA, Boardwalk Pipelines and Loews Hotels & Co; and the Corporate segment. The Corporate segment is primarily comprised of Loews Corporation, excluding its subsidiaries, the consolidated operations of Altium Packaging through March 31, 2021 and the equity method of accounting for Altium Packaging subsequent to its deconsolidation on April 1, 2021. For further information on the deconsolidation of Altium Packaging see Note 2. Each of the operating subsidiaries is headed by a chief executive officer who is responsible for the operation of its business and has the duties and authority commensurate with that position.

CNA's business is the sale of property and casualty insurance products and services, including surety, primarily through a network of independent agents, brokers and managing general underwriters. CNA's operations also include its long-term care business that is in run-off, certain corporate expenses, including interest on CNA's corporate debt, and the results of certain property and casualty businesses in run-off, including CNA Re, A&EP, a legacy portfolio of EWC policies and certain legacy mass tort reserves.

Boardwalk Pipelines operates in the midstream portion of the natural gas and NGLs industry, providing transportation and storage for those commodities. It also provides ethane supply and transportation services for industrial customers in Louisiana and Texas. Boardwalk Pipelines owns approximately 14,310 miles of natural gas and NGL pipelines and underground storage caverns. Boardwalk Pipelines' natural gas pipeline systems are located in the Gulf Coast region, Oklahoma, Arkansas, Tennessee, Kentucky, Illinois, Indiana and Ohio, and its NGL pipelines and storage facilities are located in Louisiana and Texas.

Loews Hotels & Co operates a chain of 25 hotels, 24 of which are in the United States and one of which is in Canada.

The Corporate segment consists of investment income from the Parent Company's cash and investments, Parent Company interest expense and other unallocated Parent Company expenses. Corporate also includes the consolidated operations of Altium Packaging through March 31, 2021 and the equity method of accounting for Altium Packaging subsequent to its deconsolidation on April 1, 2021. See Note 2 for further information. Purchase accounting adjustments have been pushed down to the appropriate subsidiary.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1.

In the following tables certain financial measures are presented to provide information used by management to monitor the Company's operating performance. These schedules present the reportable segments of the Company and their contribution to the consolidated financial statements. Amounts presented will not necessarily be the same as those in the individual financial statements of the Company's subsidiaries due to adjustments for purchase accounting, income taxes and noncontrolling interests.

Statements of Operations and Total assets by segment are presented in the following tables.

Year Ended December 31, 2023 (In millions)	CNA Financial	Boardwalk Pipelines	Loews Hotels & Co	Corporate	Total
Revenues:					
Insurance premiums	$ 9,480				$ 9,480
Net investment income	2,264	11	$ 6	114	2,395
Investment gains (losses)	(99)		46		(53)
Non-insurance warranty revenue	1,624				1,624
Operating revenues and other	30	1,625	800		2,455
Total	13,299	1,636	852	114	15,901
Expenses:					
Insurance claims and policyholders' benefits	7,068				7,068
Amortization of deferred acquisition costs	1,644				1,644
Non-insurance warranty expense	1,544				1,544
Operating expenses and other	1,398	1,108	767	120	3,393
Equity method (income) loss			(129)	9	(120)
Interest	127	155	14	80	376
Total	11,781	1,263	652	209	13,905
Income (loss) before income tax	1,518	373	200	(95)	1,996
Income tax (expense) benefit	(313)	(90)	(53)	5	(451)
Net income (loss)	1,205	283	147	(90)	1,545
Amounts attributable to noncontrolling interests	(111)				(111)
Net income (loss) attributable to Loews Corporation	$ 1,094	$ 283	$ 147	$ (90)	$ 1,434
December 31, 2023					
Total assets	$ 64,655	$ 9,785	$ 2,374	$ 2,383	$ 79,197

Year Ended December 31, 2022 (In millions)	CNA Financial (a)	Boardwalk Pipelines	Loews Hotels & Co	Corporate	Total (a)
Revenues:					
Insurance premiums	$ 8,667				$ 8,667
Net investment income (loss)	1,805	$ 3	$ 1	(7)	1,802
Investment losses	(199)				(199)
Non-insurance warranty revenue	1,574				1,574
Operating revenues and other	32	1,443	720	5	2,200
Total	11,879	1,446	721	(2)	14,044
Expenses:					
Insurance claims and policyholders' benefits	6,653				6,653
Amortization of deferred acquisition costs	1,490				1,490
Non-insurance warranty expense	1,471				1,471
Operating expenses and other	1,339	950	697	91	3,077
Equity method (income) loss			(148)	9	(139)
Interest	112	166	11	89	378
Total	11,065	1,116	560	189	12,930
Income (loss) before income tax	814	330	161	(191)	1,114
Income tax (expense) benefit	(133)	(83)	(44)	37	(223)
Net income (loss)	681	247	117	(154)	891
Amounts attributable to noncontrolling interests	(69)				(69)
Net income (loss) attributable to Loews Corporation	$ 612	$ 247	$ 117	$ (154)	$ 822
December 31, 2022					
Total assets	$ 60,945	$ 9,640	$ 1,935	$ 3,047	$ 75,567

(a) As of January 1, 2023, ASU 2018-12 was adopted using the modified retrospective method applied as of the transition date of January 1, 2021. Prior period amounts in the financial statements have been adjusted to reflect application of the new standard. For additional information see Note 1.

(In millions) Year Ended December 31, 2021	CNA Financial (a)	Boardwalk Pipelines	Loews Hotels & Co	Corporate (b)	Total (a)
Revenues:					
Insurance premiums	$ 8,175				$ 8,175
Net investment income	2,159		$ 1	$ 99	2,259
Investment gains	120			540	660
Non-insurance warranty revenue	1,430				1,430
Operating revenues and other	24	$ 1,349	479	281	2,133
Total	11,908	1,349	480	920	14,657
Expenses:					
Insurance claims and policyholders' benefits	6,371				6,371
Amortization of deferred acquisition costs	1,443				1,443
Non-insurance warranty expense	1,328				1,328
Operating expenses and other	1,191	885	503	378	2,957
Equity method (income) loss			(47)	21	(26)
Interest	113	161	36	114	424
Total	10,446	1,046	492	513	12,497
Income (loss) before income tax	1,462	303	(12)	407	2,160
Income tax expense	(278)	(68)	(2)	(127)	(475)
Net income (loss)	1,184	235	(14)	280	1,685
Amounts attributable to noncontrolling interests	(123)				(123)
Net income (loss) attributable to Loews Corporation	$ 1,061	$ 235	$ (14)	$ 280	$ 1,562

(a) As of January 1, 2023, ASU 2018-12 was adopted using the modified retrospective method applied as of the transition date of January 1, 2021. Prior period amounts in the financial statements have been adjusted to reflect application of the new standard. For additional information see Note 1.

(b) Amounts include the consolidated results of Altium Packaging through March 31, 2021. Beginning April 1, 2021, Altium Packaging is recorded as an equity method investment.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

The Company maintains a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), which is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, including this Report, is recorded, processed, summarized and reported on a timely basis. These disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company under the Exchange Act is accumulated and communicated to the Company's management on a timely basis to allow decisions regarding required disclosure.

The Company's management, including the Company's principal executive officer ("CEO") and principal financial officer ("CFO") conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Report and, based on that evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were effective as of December 31, 2023.

Internal Control Over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, and the implementing rules of the Securities and Exchange Commission, the Company included a report of management's assessment of the design and effectiveness of its internal control over financial reporting as part of this Annual Report on Form 10-K for the year ended December 31, 2023. The independent registered public accounting firm of the Company also reported on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. Management's report and the independent registered public accounting firm's report are included under Item 8 of this Report under the captions entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm."

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2023 that have materially affected or that are reasonably likely to materially affect the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

Information about our executive officers is reported under the caption "Information about our Executive Officers" in Part I of this Report.

We have a Code of Business Conduct and Ethics which applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. This Code can be found on our website at www.loews.com and is available in print to any shareholder who requests a copy by writing to our Corporate Secretary at Loews Corporation, 9 West 57th Street, New York, N.Y. 10019-2714. We intend to post any changes to or waivers of this Code for our directors and executive officers, including our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions, on our website. Any amendment to this Code and any waiver applicable to our executive officers or senior financial officers will be posted on our website within the time period required by the SEC and New York Stock Exchange.

Additional information required by this Item can be found in our Proxy Statement for our 2024 Annual Meeting of Shareholders to be filed with the SEC within 120 days after December 31, 2023 (the "2024 Proxy Statement") and is incorporated herein by reference.

Item 11. Executive Compensation.

Information required by this item can be found in our 2024 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information about securities authorized for issuance under equity compensation plans can be found under the caption "Securities Authorized for Issuance Under Equity Compensation Plans" under Item 5 of this Report.

Additional information required by this item can be found in our 2024 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this Item can be found in our 2024 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information required by this Item can be found in our 2024 Proxy Statement and is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules.

(a) 1. Financial Statements:

The financial statements appear under Item 8. The following additional financial data should be read in conjunction with those financial statements. Schedules not included with these additional financial data have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes to consolidated financial statements.

	Page Number
2. Financial Statement Schedules:	
Loews Corporation and Subsidiaries:	
Schedule I–Condensed financial information of Registrant as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021	170
Schedule V–Supplemental information concerning property and casualty insurance operations as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021	172

inside

Description	Exhibit Number
3. Exhibits:	
(3) Articles of Incorporation and By-Laws	
Restated Certificate of Incorporation of Registrant, as amended as of May 9, 2023	3.01*
By-Laws of Registrant as amended and restated as of November 8, 2022, incorporated herein by reference to Exhibit 3.02 to Registrant's Report on Form 8-K filed with the SEC on November 8, 2022 (File No. 001-06541)	3.02
(4) Instruments Defining the Rights of Security Holders, Including Indentures	
Description of Registrant's Securities Registered under Section 12 of the Exchange Act, incorporated herein by reference to Exhibit 4.01 to Registrant's Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 12, 2020 (File No. 001-06541)	4.01
Registrant hereby agrees to furnish to the Commission upon request copies of instruments with respect to long-term debt, pursuant to Item 601(b)(4)(iii) of Regulation S-K	4.02
(10) Material Contracts	
Loews Corporation 2016 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.1 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on August 1, 2016 (File No. 001-06541)	10.01+

Description	Exhibit Number
Form of Performance-Based Restricted Stock Unit Award Notice under the Loews Corporation 2016 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.02 to Registrant's Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 7, 2023 (File No. 001-06541)	10.02[+]
Form of Time-Vesting Restricted Stock Unit Award Notice under the Loews Corporation 2016 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.03 to Registrant's Report on Form 10-K for the year ended December 31, 2022, filed with the SEC n February 7, 2023 (File No. 001-06541)	10.03[+]
Form of Director Restricted Stock Unit Award Notice under the Loews Corporation 2016 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.04 to Registrant's Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 7, 2023 (File No. 001-06541)	10.04[+]
Form of Election Form for Restricted Stock Units under the Loews Corporation 2016 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.5 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on August 1, 2016 (File No. 001-06541)	10.05[+]
Loews Corporation Amended and Restated Stock Option Plan, incorporated herein by reference to Exhibit A to Registrant's Proxy Statement, filed with the SEC on March 26, 2012 (File No. 001-06541)	10.06[+]
Form of Award Certificate for grants of stock appreciation rights pursuant to the Loews Corporation Amended and Restated Stock Option Plan, incorporated herein by reference to Exhibit 10.28 to Registrant's Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 24, 2010 (File No. 001-06541)	10.07[+]
Loews Corporation Deferred Investment Plan, effective as of January 1, 2020, incorporated herein by reference to Exhibit 10.08 to Registrant's Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 12, 2020 (File No. 001-06541)	10.08[+]
Loews Corporation Executive Deferred Compensation Plan, effective as of January 1, 2016, incorporated herein by reference to Exhibit 10.01 to Registrant's Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 19, 2016 (File No. 001-06541)	10.09[+]
Loews Corporation Deferred Compensation Plan, amended and restated as of January 1, 2008, incorporated herein by reference to Exhibit 10.01 to Registrant's Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 25, 2009 (File No. 001-06541)	10.10[+]
Supplemental Retirement Agreement dated January 1, 2002 between Registrant and Andrew H. Tisch, incorporated herein by reference to Exhibit 10.30 to Registrant's Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 8, 2002 (File No. 001-06541)	10.11[+]
Amendment No. 1 dated January 1, 2003 to Supplemental Retirement Agreement between Registrant and Andrew H. Tisch, incorporated herein by reference to Exhibit 10.33 to Registrant's Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 27, 2003 (File No. 001-06541)	10.12[+]

Description	Exhibit Number
Amendment No. 2 dated January 1, 2004 to Supplemental Retirement Agreement between Registrant and Andrew H. Tisch, incorporated herein by reference to Exhibit 10.27 to Registrant's Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 1, 2004 (File No. 001-06541)	10.13[+]
Supplemental Retirement Agreement dated January 1, 2002 between Registrant and James S. Tisch, incorporated herein by reference to Exhibit 10.31 to Registrant's Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 8, 2002 (File No. 001-06541)	10.14[+]
Amendment No. 1 dated January 1, 2003 to Supplemental Retirement Agreement between Registrant and James S. Tisch, incorporated herein by reference to Exhibit 10.35 to Registrant's Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 27, 2003 (File No. 001-06541)	10.15[+]
Amendment No. 2 dated January 1, 2004 to Supplemental Retirement Agreement between Registrant and James S. Tisch, incorporated herein by reference to Exhibit 10.34 to Registrant's Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 1, 2004 (File No. 001-06541)	10.16[+]
Supplemental Retirement Agreement dated January 1, 2002 between Registrant and Jonathan M. Tisch, incorporated herein by reference to Exhibit 10.32 to Registrant's Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 8, 2002 (File No. 001-06541)	10.17[+]
Amendment No. 1 dated January 1, 2003 to Supplemental Retirement Agreement between Registrant and Jonathan M. Tisch, incorporated herein by reference to Exhibit 10.37 to Registrant's Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 27, 2003 (File No. 001-06541)	10.18[+]
Amendment No. 2 dated January 1, 2004 to Supplemental Retirement Agreement between Registrant and Jonathan M. Tisch, incorporated herein by reference to Exhibit 10.41 to Registrant's Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 1, 2004 (File No. 001-06541)	10.19[+]
(21) Subsidiaries of the Registrant	
List of subsidiaries of the Registrant	21.01*
(23) Consent of Experts and Counsel	
Consent of Deloitte & Touche LLP	23.01*
(24) Power of Attorney	24.01*
(31) Rule 13a-14(a)/15d-14(a) Certifications	
Certification by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) and Rule 15d-14 (a) of the Exchange Act	31.01*
Certification by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act	31.02*

Description	Exhibit Number
(32) Section 1350 Certifications	
Certification by the Chief Executive Officer of the Company pursuant to 18 U.S.C. Section 1350 (as adopted by Section 906 of the Sarbanes-Oxley Act of 2002)	32.01*
Certification by the Chief Financial Officer of the Company pursuant to 18 U.S.C. Section 1350 (as adopted by Section 906 of the Sarbanes-Oxley Act of 2002)	32.02*
(97) Loews Corporation Executive Incentive Compensation Clawback Policy, adopted May 9, 2023	97.01*[+]
(101) XBRL Related Documents	
XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	101.INS*
Inline XBRL Taxonomy Extension Schema	101.SCH*
Inline XBRL Taxonomy Extension Calculation Linkbase	101.CAL*
Inline XBRL Taxonomy Extension Definition Linkbase	101.DEF*
Inline XBRL Taxonomy Label Linkbase	101.LAB*
Inline XBRL Taxonomy Extension Presentation Linkbase	101.PRE*
(104) (Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	104*

* Filed herewith.
+Management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary.

Not included.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOEWS CORPORATION

Dated: February 6, 2024   By   /s/ Jane J. Wang

**(Jane J. Wang, Senior Vice President and
Chief Financial Officer)**

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated: February 6, 2024   By   *

**(James S. Tisch, President,
Chief Executive Officer and Director)**

Dated: February 6, 2024   By   *

**(Jane J. Wang, Senior Vice President and
Chief Financial Officer)**

Dated: February 6, 2024   By   *

**(Mark S. Schwartz, Vice President,
Chief Accounting Officer and Treasurer)**

Dated: February 6, 2024   By   *

(Ann E. Berman, Director)

Dated: February 6, 2024   By   *

(Joseph L. Bower, Director)

Dated: February 6, 2024   By   *

(Charles D. Davidson, Director)

Dated:	February 6, 2024	By	*
			_____
			(Charles M. Diker, Director)

Dated:	February 6, 2024	By	*
			_____
			(Paul J. Fribourg, Director)

Dated:	February 6, 2024	By	*
			_____
			(Walter L. Harris, Director)

Dated:	February 6, 2024	By	*
			_____
			(Jonathan C. Locker, Director)

Dated:	February 6, 2024	By	*
			_____
			(Susan P. Peters, Director)

Dated:	February 6, 2024	By	*
			_____
			(Andrew H. Tisch, Director)

Dated:	February 6, 2024	By	*
			_____
			(Jonathan M. Tisch, Director)

Dated:	February 6, 2024	By	*
			_____
			(Anthony Welters, Director)

*By: /s/ Marc A. Alpert
      _____
     (Marc A. Alpert, Senior Vice President, General
              Counsel and Secretary)
                Attorney-in-Fact

Condensed Financial Information of Registrant

LOEWS CORPORATION
BALANCE SHEETS

ASSETS

December 31		**2023**		2022 (a)
(In millions)				
Current assets, principally investment in short-term instruments	**$**	**2,149**	$	2,810
Investments in securities		**568**		564
Investments in capital stocks of subsidiaries, at equity		**14,889**		13,410
Other assets		**76**		112
Total assets	**$**	**17,682**	$	16,896

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities	**$**	**102**	$	626
Long-term debt		**1,782**		1,780
Deferred income tax and other		**94**		141
Total liabilities		**1,978**		2,547
Shareholders' equity		**15,704**		14,349
Total liabilities and shareholders' equity	**$**	**17,682**	$	16,896

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Year Ended December 31		**2023**		2022 (a)		2021 (a)
(In millions)						
Revenues:						
Equity in income of subsidiaries (b)	**$**	**1,501**	$	963	$	1,639
Net investment income, interest and other		**131**		1		103
Investment loss						(15)
Total		**1,632**		964		1,727
Expenses:						
Administrative		**119**		84		93
Interest		**80**		89		89
Total		**199**		173		182
Income before income tax		**1,433**		791		1,545
Income tax benefit		**1**		31		17
Net income		**1,434**		822		1,562
Equity in other comprehensive income (loss) of subsidiaries		**884**		(2,000)		196
Total comprehensive income (loss)	**$**	**2,318**	$	(1,178)	$	1,758

SCHEDULE I
(Continued)

Condensed Financial Information of Registrant

LOEWS CORPORATION
STATEMENTS OF CASH FLOWS

Year Ended December 31	**2023**	2022 (a)	2021 (a)
(In millions)			
Operating Activities:			
Net income	**$ 1,434**	$ 822	$ 1,562
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Equity method investees	**(512)**	(3)	(804)
Investment loss			15
Provision for deferred income taxes	**(4)**	(49)	7
Changes in operating assets and liabilities, net:			
Receivables	**10**	(11)	
Accounts payable and accrued liabilities	**(9)**	(47)	(48)
Trading securities	**576**	153	(69)
Other, net	**109**	39	82
	1,604	904	745
Investing Activities:			
Investments in and advances to subsidiaries	**(217)**	(137)	385
Change in investments, primarily short-term	**29**	30	72
Other	**(11)**	(9)	
	(199)	(116)	457
Financing Activities:			
Dividends paid	**(57)**	(61)	(65)
Purchases of treasury shares	**(849)**	(729)	(1,136)
Payment of debt	**(500)**		
Other	**(5)**	(7)	(4)
	(1,411)	(797)	(1,205)
Net change in cash	**(6)**	(9)	(3)
Cash, beginning of year	**10**	19	22
Cash, end of year	**$ 4**	$ 10	$ 19

(a) As of January 1, 2023, ASU 2018-12 was adopted using the modified retrospective method applied as of the transition date of January 1, 2021. Prior period amounts presented in the financial statements have been adjusted to reflect application of the new guidance. For additional information see Notes 1 and 9 of the Notes to Consolidated Financial Statements included under Item 8.

(b) Cash dividends paid to the Company by affiliates amounted to $1,006, $978 and $853 for the years ended December 31, 2023, 2022 and 2021.

LOEWS CORPORATION AND SUBSIDIARIES

Supplemental Information Concerning Property and Casualty Insurance Operations

Consolidated Property and Casualty Operations

December 31		2023		2022 (a)
(In millions)				
Deferred acquisition costs	$	896	$	806
Reserves for unpaid claim and claim adjustment expenses		23,304		22,120
Discount deducted from claim and claim adjustment expense reserves above (based on interest rates ranging from 3.5% to 6.4%)		647		683
Unearned premiums		6,933		6,374

Year Ended December 31		2023		2022 (a)		2021 (a)
(In millions)						
Net written premiums	$	9,892	$	9,128	$	8,405
Net earned premiums		9,480		8,667		8,175
Net investment income		2,163		1,751		2,111
Incurred claim and claim adjustment expenses related to current year		5,667		5,181		5,021
Incurred claim and claim adjustment expenses related to prior years		48		(32)		15
Amortization of deferred acquisition costs		1,644		1,490		1,443
Paid claim and claim adjustment expenses		4,601		4,302		3,949

(a) As of January 1, 2023, ASU 2018-12 was adopted using the modified retrospective method applied as of the transition date of January 1, 2021. Prior period amounts presented in the financial statements have been adjusted to reflect application of the new guidance. For additional information see Notes 1 and 9 of the Notes to Consolidated Financial Statements included under Item 8.

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LOEWS
CORPORATION